As filed with the Securities and Exchange Commission on September 19 , 2018.
Registration No. 333- 227224

SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1
FORM S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

FS BANCORP, INC.
(Exact name of registrant as specified in its charter)

Washington	6036	45-4585178
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

6920 220th Street SW
Mountlake Terrace, Washington 98043
(425) 771-5299

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Joseph C. Adams
Chief Executive Officer
FS Bancorp, Inc.
6920 220th Street SW
Mountlake Terrace, Washington 98043

(425) 771-5299

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies of communications to:

Glen P. Garrison, Esq. Keller Rohrback L.L.P. 1201 Third Avenue, Suite 3200 Seattle, Washington 98101 (206) 623-1900	John F. Breyer, Jr., Esq. Breyer & Associates PC 8180 Greensboro Drive, Suite 785 McLean, Virginia 22102 (703) 883-1100

Approximate date of commencement of the proposed sale of the securities to the public: As soon as practicable after the effective date of this registration statement and upon consummation of the transactions described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [   ]
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ]
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer", "non-accelerated filer","smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer	[ ]	Accelerated Filer	[X]
Non-accelerated filer	[ ] (Do not check if a smaller reporting company)	Smaller reporting company	[ ]
Emerging growth company	[ ]
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. 
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)   [   ]
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  [   ]

CALCULATION OF REGISTRATION FEE
Title of each class of securities to be registered	Amount to be registered (1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price (2)	Amount of registration fee (3)
Common Stock, $0.01 par value	725,585 shares	N/A	$41,359,100	$5,150 *
*	Previously paid.
(1)
Represents an estimate of the maximum number of shares of FS Bancorp, Inc. ("FS Bancorp") common stock, $0.01 par value per share, estimated to be issuable upon consummation of the merger of Anchor Bancorp, ("Anchor") with and into FS Bancorp as described herein.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rules 457(c) and 457(f)(1) and (3) under the Securities Act of 1933, as amended (the "Securities Act"). The proposed maximum aggregate offering price was calculated based upon the market value of shares of Anchor common stock (the securities to be cancelled in the merger) in accordance with Rule 457(c) as the product of (x) $29.05, the average of the high and low prices of the Anchor common stock as reported on the Nasdaq Capital Market on September 5, 2018, multiplied by (y) 2,484,030, the estimated maximum number of shares of Anchor common stock to be received by FS Bancorp in exchange for the shares of FS Bancorp common stock being registered hereby, reduced by (z) the estimated amount of cash consideration ($30,801,972, computed by multiplying (a) the cash consideration of $12.40 per share of Anchor common stock by (b) the estimated maximum number of shares of Anchor common stock that may be cancelled in the merger) to be paid for such shares by FS Bancorp in the merger.

(3)	Calculated in accordance with Rule 457(f) under the Securities Act by multiplying the proposed maximum aggregate offering price by 0.0001245.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this proxy statement/prospectus is not complete and may be changed. We may not issue the securities offered by this proxy statement/prospectus until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS – SUBJECT TO COMPLETION–DATED SEPTEMBER 19, 2018

To the Shareholders of Anchor Bancorp:
You are cordially invited to attend the special meeting of shareholders of Anchor Bancorp ("Anchor"). The special meeting will be held at the Lacey Community Center, 6729 Pacific Avenue SE, Lacey, Washington, 98503  on [●], 2018, at [•] a.m., local time.
As described in the enclosed proxy statement/prospectus, the board of directors of Anchor has approved the merger agreement that provides for the merger of Anchor with and into FS Bancorp, Inc. ("FS Bancorp"), with FS Bancorp being the surviving entity in the merger. We are seeking your vote on this important transaction, as well as the other matters to be considered at the special meeting.
If the merger is completed, each share of Anchor common stock that is outstanding immediately prior to the merger, other than dissenting shares and cancelled shares (as such terms are defined in the merger agreement) will be converted into the right to receive 0.2921of a share of FS Bancorp common stock (the "exchange ratio") and $12.40 in cash (together the "merger consideration") As of July 17, 2018, the closing price of FS Bancorp's common stock immediately prior to the public announcement of the merger agreement, was $61.80 and on  [•] , 2018, the most recent trading day practicable before the printing of this proxy statement/prospectus, the closing price of FS Bancorp common stock was $[•]. We urge you to obtain current market quotations for FS Bancorp common stock (NASDAQ: trading symbol "FSBW") and Anchor common stock (NASDAQ: trading symbol "ANCB").

We cannot complete the merger unless the holders of a majority of the outstanding shares of Anchor common stock vote to approve the merger agreement. Your vote is very important. Anchor will hold its special meeting of shareholders on [●], 2018 to vote on the merger agreement. Your board of directors recommends that you vote FOR approval of the merger agreement and the other items to be considered at the special meeting. Whether or not you plan to attend the special meeting, please take the time to vote on the proposal to approve the merger agreement and the other matters to be considered by following the instructions that accompany your proxy card and casting your vote by internet, by telephone, or by returning your completed, signed and dated proxy card in the enclosed envelope (please allow a minimum of 10 days for your proxy card to be processed). Please vote as soon as possible to make sure that your shares are represented at the special meeting. If you do not vote, it will have the same effect as voting against the merger agreement.
We encourage you to read carefully the detailed information about the merger contained in this proxy statement/prospectus, including the section entitled "Risk Factors" beginning on page [●]. The proxy statement/prospectus incorporates important business and financial information and risk factors about FS Bancorp that are not included in or delivered with this document. See the section entitled "Where You Can Find More Information" on page [●].
We look forward to seeing you at the special meeting.
[●] Jerald L. Shaw President and Chief Executive Officer Anchor Bancorp
Neither the Securities and Exchange Commission nor any state securities commission or bank regulatory agency has approved or disapproved the shares of FS Bancorp common stock to be issued in the merger or passed upon the adequacy or accuracy of this proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The securities that FS Bancorp is offering through this proxy statement/prospectus are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of FS Bancorp or Anchor, and they are not insured by the Federal Deposit Insurance Corporation or any other government agency.
This proxy statement/prospectus is dated [●], 2018 and is first being mailed to Anchor shareholders or otherwise delivered to Anchor shareholders on or about [●], 2018.

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about FS Bancorp from documents filed with the Securities and Exchange Commission, or the SEC, that are not included in or delivered with this proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by FS Bancorp at no cost from the SEC's website at www.sec.gov or by requesting them in writing or by telephone from FS Bancorp:

FS Bancorp, Inc.
6920 220th Street SW
Mountlake Terrace, Washington 98043
Attn: Investor Relations
(425) 771-5299

All website addresses given in this proxy statement/prospectus are for information only and are not intended to be an active link or to incorporate any website information into this proxy statement/prospectus.
You should rely only on the information contained in, or incorporated by reference into, this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated [•], 2018, and you should assume that the information in this proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of the date of the document that includes such information. Neither the mailing of this proxy statement/prospectus to Anchor shareholders nor the issuance by FS Bancorp of shares of FS Bancorp common stock in connection with the merger will create any implication to the contrary.

Please note that copies of this proxy statement/prospectus provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into this proxy statement/prospectus.
This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this proxy statement/prospectus regarding FS Bancorp has been provided by FS Bancorp and information contained in this proxy statement/prospectus  regarding Anchor has been provided by Anchor.

If you would like to request documents, please do so by [●], 2018 in order to receive them before Anchor's special meeting of shareholders. See the section entitled "Where You Can Find More Information" on page [●].

Anchor Bancorp
 601 Woodland Square Loop SE
Lacey, Washington 98503

NOTICE OF SPECIAL MEETING OF ANCHOR SHAREHOLDERS

•	Date:	[●], [●], 2018
•	Time:	[●] a.m., local time
•	Place:	Lacey Community Center 6729 Pacific Avenue SE Lacey, Washington 98503

TO OUR SHAREHOLDERS:
We are pleased to notify you of and invite you to a special meeting of shareholders. At the special meeting, you will be asked to vote on the following matters:
•
approval of the Agreement and Plan of Merger, dated as of July 17, 2018, by and between FS Bancorp, Inc. ("FS Bancorp") and Anchor Bancorp ("Anchor") (the "merger agreement"). The merger agreement provides the terms and conditions under which it is proposed that Anchor merge with and into FS Bancorp, as described in the accompanying proxy statement/prospectus;

•
a proposal of the Anchor board of directors to adjourn or postpone the special meeting, if necessary or appropriate to solicit additional proxies in favor of the merger agreement (which we refer to as the "adjournment proposal"); and

•	any other business that may be properly submitted to a vote at the special meeting or any adjournment or postponement of the special meeting.
Only shareholders of record at the close of business on [●], 2018 are entitled to notice of, and to vote at, the special meeting and any adjournments or postponements of the special meeting. The affirmative vote of the holders of a majority of the outstanding shares of Anchor common stock as of that date is required to approve the merger agreement. The adjournment proposal will be approved if a majority of the votes cast are voted in favor of the proposal.
In connection with the proposed merger, you may exercise dissenters' rights as provided under the Revised Code of Washington. If you meet all of the requirements under applicable Washington law, and follow all of its required procedures, you may receive cash in the amount equal to the fair value of your shares of common stock. The procedure for exercising your dissenters' rights is summarized under the heading "Dissenters' Rights" in the attached proxy statement/prospectus. The relevant Washington statutory provisions regarding dissenters' rights are attached to this document as Appendix C.
Anchor's board of directors has unanimously approved the merger agreement, believes that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Anchor and its shareholders, and unanimously recommends that Anchor shareholders vote "FOR" the approval of the merger agreement and "FOR" the adjournment proposal.
Your vote is very important. To ensure that your shares are voted at the special meeting, please follow the instruction accompanying your proxy card and cast your vote by internet, by telephone by returning your completed, signed, and dated proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS
[●]
[●], 2018	Janice Sepulveda Secretary

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANCHOR SPECIAL MEETING	3
SUMMARY	7
RISK FACTORS	14
Risks Related to the Merger	14
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FS BANCORP	18
SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ANCHOR	19
SUMMARY UNAUDITED PRO FORMA DATA	20
Comparative Unaudited Pro Forma per Share Data	21
MARKET PRICE DATA AND DIVIDEND INFORMATION	22
Comparative Market Price Information	22
Historical Market Prices and Dividend Information	22
THE SPECIAL MEETING OF ANCHOR SHAREHOLDERS	24
Voting and Proxy Procedure	24
Proxy Solicitation	26
Security Ownership of Management and Certain Beneficial Owners	26
THE MERGER	29
General	29
Background of the Merger	29
Recommendation of the Anchor Board of Directors and Reasons of Anchor for the Merger	38
Opinion of Anchor's Financial Advisor	41
Reasons of FS Bancorp for the Merger	52
Consideration to be Received in the Merger	53
Conversion of Shares and Exchange of Certificates	53
Regulatory Approvals Required for the Merger	53
Accounting Treatment	54
Interests of Certain Persons in the Merger	54
Method of Effecting the Acquisition	56
Effective Time	56
Declaration and Payment of Dividends	57
No Fractional Shares	57
Stock Matters	57
Public Trading Markets	57
THE MERGER AGREEMENT	58
The Merger	58
Effective Time and Completion of the Merger	58
Consideration to be Received in the Merger	58
Exchange Procedures	59
Conduct of Business Pending the Merger	60
Agreement Not to Solicit Other Offers	62
Representations and Warranties	63
Special Meeting and Recommendation of Anchor's Board of Directors	65
Conditions to Completion of the Merger	65
Termination of the Merger Agreement	66
Employee and Benefit Plan Matters	67
Indemnification and Continuance of Director and Officer Liability Coverage	68
Expenses	69
Amendment, Waiver and Extension of the Merger Agreement	69
Voting Agreements	69
Resignation, Non-Compete and Confidentiality Agreements	70
UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL INFORMATION	71
FS BANCORP AND ANCHOR	73
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	83
Tax Consequences of the Merger Generally	84
Cash Received Instead of a Fractional Share of FS Bancorp Common Stock	85
Cash Received on Exercise of Dissenter's Rights	85
Possible Treatment of Gain as a Dividend	86
Net Investment Income Tax	88
Backup Withholding and Information Reporting	87
INFORMATION ABOUT FS BANCORP	87

i

INFORMATION ABOUT ANCHOR	88
ANCHOR'S MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION	126
DESCRIPTION OF FS BANCORP CAPITAL STOCK	151
FS Bancorp Common Stock	151
FS Bancorp Preferred Stock	151
Dividends	151
Advanced Notice Provisions	151
Special Shareholder Meetings	151
Voting Limitations	152
Transactions with Related Persons, Share Re-classifications and Re-capitalizations	152
Non-Shareholder Constituency Provisions	152
Amendment of the Articles of Incorporation	152
Amendment of the Bylaws	152
Removal of Directors	152
Removal of Officers	152
Transfer Agent	153
COMPARISON OF RIGHTS OF ANCHOR COMMON STOCK AND FS BANCORP COMMON STOCK	154
DISSENTERS' RIGHTS	154
OTHER MATTERS	155
LEGAL MATTERS	155
EXPERTS	156
WHERE YOU CAN FIND MORE INFORMATION	157
ANCHOR FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA	F-1

Appendix A Agreement and Plan of Merger	A-1
Appendix B Opinion of Keefe, Bruyette & Woods, Inc.	B-1
Appendix C Washington Dissenters' Rights Statute	C-1

ii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE ANCHOR SPECIAL MEETING
The following are some of the questions that you, as a shareholder of Anchor, may have and answers to those questions. These questions and answers, as well as the following summary, are not meant to be a substitute for the information contained in the remainder of this document, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document. We urge you to read this document in its entirety prior to making any decision as to your Anchor common stock and the merger agreement.

Q1:	Why do Anchor and FS Bancorp want to merge?
A1.
We want to merge because we each believe the merger will benefit our community, customers, employees and shareholders. We each have long been committed to serving the various communities that comprise our local customer bases. In addition, for Anchor, the merger will allow its customers access to a number of products and services that cannot be offered to them now on a cost-effective basis, and will expand the number of branch locations available to them.

Q2:	What will Anchor shareholders receive in the merger?
A2:
Each outstanding share of Anchor common stock (except for dissenting shares and cancelled shares (as defined in the merger agreement)) will be converted into the right to receive, promptly following completion of the merger, 0.2921 of a share of FS Bancorp common stock and $12.40 in cash (which are referred to as the "merger considerations").  FS Bancorp will not issue any fractional shares of FS Bancorp common stock in the merger.  Anchor shareholders who would otherwise be entitled to a fractional share of FS Bancorp common stock upon completion of the merger will instead receive an amount in cash (rounded to the nearest cent) equal to the fractional share interest multiplied by the average of the daily volume weighted closing price (rounded to the nearest one ten thousandth) of FS Bancorp common stock on Nasdaq Stock Market, Inc. ("Nasdaq") for the five trading days ending on the  trading day immediately preceding the closing date of the merger (which we refer to as the "FS Bancorp average closing price").

The following table sets forth the per share value of the merger consideration that Anchor shareholders would receive in the merger as calculated based on the last reported sales price per share of FS Bancorp common stock as of (i) July 17, 2018, the last trading day preceding public announcement of the signing of the merger agreement, and (ii) [●], 2018, the last practicable date prior to the mailing of this proxy statement/prospectus, in each case applying the exchange ratio on such date:
Date	FS Bancorp closing price	Exchange ratio	Cash payment per share	Value of merger consideration per Anchor share[1]
July 17,2018	$61.80	0.2921	$12.40	$30.45
[●], 2018	[●]	0.2921	$12.40	[●]
1 Calculated as the product of the exchange ratio multiplied by the FS Bancorp closing price, plus $12.40 cash per Anchor share.
Q3:	What is being voted on at the special meeting?
A3:
Anchor shareholders will be voting on the approval of the merger agreement, as well as any proposal of the Anchor board of directors to adjourn or postpone the Anchor special meeting, if necessary or appropriate to solicit additional proxies in favor of the merger agreement (which we refer to as the "adjournment proposal").

Q4:	Who is entitled to vote at the Anchor special meeting?
A4:
Anchor shareholders of record at the close of business on [●], 2018, the record date for the Anchor special meeting, are entitled to receive notice of and to vote on matters that come before the special meeting and any adjournments or postponements of the special meeting. However, an Anchor shareholder may only vote his or her shares if he or she is present in person or is represented by proxy at the Anchor special meeting.

Q5:	How do I vote?
A5:
After carefully reading and considering the information contained in this document, please fill out, sign and date the proxy card, and then mail your signed proxy card in the enclosed envelope as soon as possible so that your shares may be voted at the special meeting. You may also vote by telephone or through the internet. Anchor shareholders may also attend the Anchor special meeting and vote in person. Even if you are planning to attend the special meeting, we request that you vote by telephone or internet or you fill out, sign and return your proxy card. For more detailed information, please see the section entitled "The Special Meeting of Anchor Shareholders" beginning on page [●].

Q6:	How many votes do I have?
A6:
Each share of Anchor common stock that you own as of the record date entitles you to one vote. As of the close of business on [●], 2018, there were 2,484,030 outstanding shares of Anchor common stock. As of that date, [●]% of the outstanding shares of Anchor common stock was held by directors and executive officers of Anchor and their respective affiliates.

Q7:	What constitutes a quorum at the Anchor special meeting?
A7:
The presence of the holders of a majority of the shares entitled to vote at the Anchor special meeting constitutes a quorum. Presence may be in person or by proxy. You will be considered part of the quorum if you vote by telephone, if you vote by internet, if you return a signed and dated proxy card, or if you vote in person at the special meeting.

Q8:	Why is my vote important?
A8:
If you do not vote by proxy or in person at the special meeting, it will be more difficult for Anchor to obtain the necessary quorum to hold its special meeting. In addition, if you fail to vote, by proxy or in person, it will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the holders of a majority of the outstanding shares of Anchor common stock entitled to vote at the Anchor special meeting. If you are the record holder of your shares (meaning a stock certificate has been issued in your name and/or your name appears on Anchor's stock ledger) and you respond but do not indicate how you want to vote, your proxy will be counted as a vote in favor of approval of the merger agreement, as well as a vote in favor of approval of the adjournment proposal. If your shares are held in street name with a broker, your broker will vote your shares on the merger agreement proposal only if you provide instructions to it on how to vote. Shares that are not voted because you do not properly instruct your broker will have the effect of votes against approval of the merger agreement.

If you respond and abstain from voting, your abstention will have the same effect as a vote against approval of the merger agreement but will have no effect on the adjournment proposal.
Q9:	What is the recommendation of the Anchor board of directors?
A9:	The Anchor board of directors unanimously recommends a vote "FOR" approval of the merger agreement and "FOR" approval of the adjournment proposal.
Q10:	What if I return my proxy but do not mark it to show how I am voting?
A10:
If your proxy card is signed and returned without specifying your choice, your shares will be voted in favor of approval of both the merger agreement and adjournment proposal in accordance with the recommendation of the Anchor board of directors.

Q11:	Can I change my vote after I have mailed my signed proxy card?
A11:	Yes. If you are a holder of record of Anchor common stock, you may revoke your proxy at any time before it is voted by:
• signing and returning a proxy card with a later date,
• delivering a written revocation to Anchor's corporate secretary,

• attending the Anchor special meeting in person and voting by ballot at the special meeting, or
• voting by telephone or the internet at a later time but prior to the Anchor special meeting.
Attendance at the Anchor special meeting by itself will not automatically revoke your proxy. A revocation or later-dated proxy received by Anchor after the vote is taken at the Anchor special meeting will not affect your previously submitted proxy. Anchor's corporate secretary's mailing address is: Corporate Secretary, Anchor Bancorp, 601 Woodland Square Loop SE, Lacey, Washington 98503. If your shares are held in "street name" through a bank or broker, you should contact your bank or broker to change your voting instructions.
Q12:	What regulatory approvals are required to complete the merger?
A12:            Promptly following the merger, Anchor's subsidiary bank, Anchor Bank, will be merged with and into FS Bancorp's subsidiary bank, 1st Security Bank of Washington, which we often refer to in this document as the "bank merger." In order to complete the merger, FS Bancorp and Anchor must first obtain all regulatory approvals, consents and orders required in connection with the merger and the bank merger. Accordingly, the parties must obtain the approval of or waiver by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), the approval of the Federal Deposit Insurance Corporation (the "FDIC") and the approval of the Washington State Department of Financial Institutions (the "DFI"). Applications were filed with the FDIC and DFI on or about July 27, 2018. Approval from the DFI was received on September 6, 2018. A waiver request was submitted to the Federal Reserve Board on or about August 16, 2018 and the waiver was granted on August 29, 2018.
Q13:	Do I have dissenters' or appraisal rights with respect to the merger?
A13:
Yes. Under Washington law, you have the right to dissent from the merger. To exercise dissenters' rights of appraisal you must strictly follow the procedures prescribed by the Washington Business Corporation Act, or the WBCA. To review these procedures in more detail, see the section entitled "Dissenters' Rights" beginning on page [●], and Appendix C of this proxy statement/prospectus.

Q14:	What are the material U.S. federal income tax consequences of the merger to me?
A14:
The merger is expected to qualify for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to throughout this proxy statement/prospectus as the Code. An Anchor shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the cash received (other than cash received in lieu of a fractional share) and the fair market value of the FS Bancorp common stock received pursuant to the merger over that holder's adjusted tax basis in its shares of Anchor common stock surrendered) and (2) the amount of cash received (other than cash received in lieu of a fractional share) pursuant to the merger. In addition, Anchor shareholders will recognize gain or loss with respect to the receipt of cash in lieu of fractional shares.

For further information concerning U.S. federal income tax consequences of the merger, see the section entitled "Material United States Federal Income Tax Consequences of the Merger" beginning on page [●].
Q15:	What risks should I consider before I vote on the merger?
A15:	We encourage you to read carefully the detailed information about the merger contained in this document, including the section entitled "Risk Factors" beginning on page [●].
Q16:	When do you expect to complete the merger?

A16:
We are working to complete the merger in the quarter ending December 31, 2018. We must first obtain the necessary regulatory approvals and the approval of Anchor's shareholders at the special meeting. In the event of delays, the date for completing the merger can occur as late as June 30, 2019, after which Anchor and FS Bancorp would need to mutually agree to extend the closing date of the merger. We cannot assure you as to if and when all the conditions to the merger will be met nor can we predict the exact timing. It is possible we will not complete the merger.

Q17:	What happens if the merger is not completed?

A17:
If the merger is not completed, holders of Anchor common stock will not receive any consideration for their shares in connection with the merger. Instead, Anchor will remain an independent public company and its common stock will continue to be listed and traded on Nasdaq. In addition, if the merger agreement is terminated in certain circumstances, a termination fee may be required to be paid by Anchor. See "The Merger Agreement – Termination of the Merger Agreement" beginning on page [•] for a complete discussion of the circumstances under which a termination fee will be required to be paid.

Q18:	If I am a holder of Anchor common stock in certificated form, should I send in my Anchor stock certificates now?

A18:
No. Please do not send in your Anchor stock certificates with your proxy. After completion of the merger, the exchange agent will send you instructions for exchanging Anchor stock certificates for the merger consideration. See "The Merger Agreement – Exchange Procedures."

Q19:	What should I do if I hold my shares of Anchor common stock in book-entry form with Anchor's transfer agent or in street name with my broker?

A19:
You are not required to take any special additional actions at the closing of the merger if your shares of Anchor common stock are held in book-entry form. After the completion of the merger, the Anchor shares held in book-entry form automatically will be exchanged for the merger consideration. See "The Merger Agreement – Exchange Procedures."

Q20:	Whom should I contact with questions or to obtain additional copies of this document?

A20:

Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503
Attn: Investor Relations
 (360) 491-2250

SUMMARY
This summary highlights selected information about the merger but may not contain all of the information that may be important to you. You should carefully read this entire document and the other documents to which this document refers for a more complete understanding of the matters being considered at the special meeting. See the section entitled "Where You Can Find More Information" beginning on page [●].  Unless we have stated otherwise, all references in this document to FS Bancorp are to FS Bancorp, Inc., all references to Anchor are to Anchor Bancorp, and all references to the merger agreement are to the Agreement and Plan of Merger, dated as of July 17, 2018, between FS Bancorp and Anchor, a copy of which is attached as Appendix A to this document. In this document, we often refer to the "combined company," which means, following the merger, FS Bancorp and its subsidiaries, including Anchor's subsidiaries. References to "we," "us" and "our" in this document mean FS Bancorp and Anchor together.
The companies

FS Bancorp, Inc.
 6920 220th Street SW
Mountlake Terrace, Washington 98043
Attn: Investor Relations
(425) 771-5299

FS Bancorp is a bank holding company incorporated under the laws of the State of Washington and the parent company of 1st Security Bank of Washington, a state-chartered, FDIC insured savings bank that currently operates 12 branch offices, one administrative office that accepts deposits and seven loan production offices in Washington. FS Bancorp is subject to regulation by the Federal Reserve Board. FS Bancorp had total consolidated assets of approximately $1.1 billion, total deposits of approximately $870.1 million and total consolidated stockholders' equity of approximately $129.4 million at June 30, 2018.  FS Bancorp's principal executive offices are located at 6920 220th Street SW, Mountlake Terrace, Washington 98043 and its telephone number is (425) 771-5299. FS Bancorp common stock trades on Nasdaq under the symbol of "FSBW."

Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503
Attn: Investor Relations
 (360) 491-2250
Anchor is a bank holding company for Anchor Bank. Anchor's business activities generally are limited to passive investment activities and oversight of its investment in Anchor Bank. As a bank holding company, Anchor is subject to regulation by the Federal Reserve Board. Anchor Bank is examined and regulated by the DFI and by the Federal Deposit Insurance Corporation ("FDIC"). Anchor Bank is required to have certain reserves set by the Federal Reserve and is a member of the Federal Home Loan Bank of Des Moines ("FHLB" or "FHLB of Des Moines"), which is one of the 11 regional banks in the Federal Home Loan Bank System ("FHLB System"). Anchor Bank is a community-based savings bank primarily serving Western Washington through its nine full-service banking offices located within Grays Harbor, Thurston, Lewis and Pierce counties, and one loan production office located in King County, Washington. Anchor Bank is in the business of attracting deposits from the public and utilizing those deposits to originate loans. Anchor had total consolidated assets of approximately $469.7 million, total deposits of approximately $359.0 million and total consolidated stockholders' equity of approximately $67.4 million at June 30, 2018. Anchor's principal executive offices are located at 601 Woodland Square Loop SE Lacey, Washington 98503, and its telephone number is (360) 491-2250. Anchor common stock trades on Nasdaq under the symbol "ANCB." For additional information about Anchor see "Information about Anchor."
The merger (Page [●])

We propose a merger in which Anchor will merge with and into FS Bancorp and a follow-up merger in which Anchor Bank will merge with and into 1st Security Bank of Washington. As a result of the mergers, Anchor will cease to exist as a separate corporation and Anchor Bank will cease to exist as a separate financial institution. In the merger, Anchor will merge with and into FS Bancorp, with FS Bancorp as the surviving corporation. Immediately following the merger, Anchor's wholly owned subsidiary savings bank, Anchor Bank, will merge with and into FS Bancorp's wholly owned subsidiary bank, 1st Security Bank of Washington.
Based on the number of shares of FS Bancorp common stock and Anchor common stock outstanding as of [—], 2018, Anchor shareholders will collectively own up to approximately  [—]% of the outstanding shares of FS Bancorp common stock after the merger. See the section entitled "The Merger – Consideration to be Received in the Merger."
We expect the merger of Anchor and FS Bancorp to be completed during the quarter ending December 31, 2018, although the merger could be delayed to as late as June 30, 2019, after which Anchor and FS Bancorp would need to mutually agree to extend the closing date of the merger.
Approval of the merger agreement requires the affirmative vote, in person or by proxy, of a majority of the outstanding shares of Anchor common stock. No vote of FS Bancorp shareholders is required (or will be sought) in connection with the merger.
The merger agreement (Page [●])

The merger agreement is described beginning on page [●]. The merger agreement also is attached as Appendix A to this document. We urge you to read the merger agreement in its entirety because it contains important provisions governing the terms and conditions of the merger.
Consideration to be received in the merger (Page [●])
In the merger, Anchor shareholders will have the right, with respect to each of their Anchor common shares, to receive, as described below, an amount of FS Bancorp common shares equal to the exchange ratio, which is 0.2921 and $12.40 in cash. The value of the stock portion of the consideration to be received by Anchor shareholders in the merger will vary with the trading price of FS Bancorp common shares between now and the completion of the merger. See "The Merger Agreement – Consideration to be Received in the Merger."

Anchor shareholders will own approximately [—]% of the outstanding shares of FS Bancorp common stock after the merger (Page [●])

Based on the number of shares of FS Bancorp common stock and Anchor common stock outstanding as of [—], 2018, and the closing price of FS Bancorp common stock on such date, Anchor shareholders will collectively own up to approximately [—]% of the outstanding shares of FS Bancorp common stock after the merger. See the section entitled "The Merger – Consideration to be Received in the Merger."
Recommendation of the Anchor board of directors and reasons of Anchor for the merger (Page [●])
The Anchor board of directors believes the merger is in the best interests of Anchor and the Anchor shareholders. The Anchor board of directors unanimously recommends that Anchor shareholders vote "FOR" the approval of the merger agreement. For the factors considered by the Anchor board of directors in reaching its decision to approve the merger agreement and making its recommendation, see "The Merger – Recommendation of the Anchor Board of Directors and Reasons of Anchor for the Merger."
Opinion of Anchor's financial advisor (Page [●])
In connection with the merger, Anchor's financial advisor, Keefe, Bruyette & Woods, Inc. or KBW, delivered a written opinion, dated July 17, 2018, to the Anchor board of directors as to the fairness, from a financial point of view as of such date, to the holders of Anchor common stock of the merger consideration to be received by them in the merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion, is attached as Appendix B to this proxy statement/prospectus. The opinion was for the information of, and was directed to, the Anchor board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of Anchor to engage in the merger or enter into the merger agreement or constitute a recommendation to the Anchor board of directors in connection with the merger, and it does not constitute a recommendation to any holder of Anchor common stock or any shareholder of any other person as to how to vote in connection with the merger or any other matter.
Stock price information (Page [●])

FS Bancorp common stock is listed on Nasdaq under the symbol "FSBW." Anchor common stock is listed on  Nasdaq under the symbol "ANCB."

The following table sets forth (a) the last reported sale prices per share of FS Bancorp common stock common stock on (i) July 17, 2018, the last trading day preceding public announcement of the signing of the merger agreement and (ii) [•], 2018, the last practicable date prior to the mailing of this proxy statement/prospectus and (b) the equivalent price per Anchor share, determined by multiplying the exchange ratio of 0.2921 by such prices and then adding the cash consideration of $12.40 per share.

Date	FS Bancorp closing price:	Exchange ratio:	Cash payment per share	Value of merger consideration per Anchor share[1]
July 17,2018	$61.80	0.2921	$12.40	$30.45
[●], 2018	[●]	0.2921	$12.40	[●]

Anchor's directors and executive officers have interests in the merger that differ from, or are in addition to, your interests in the merger (Page [●])

You should be aware that some of the directors and executive officers of Anchor have interests in the merger that are different from, or are in addition to, the interests of Anchor shareholders. These interests may create potential conflicts of interest. Anchor's board of directors was aware of and considered these interests, among other matters, when making its decisions to approve the merger agreement and in recommending that Anchor shareholders vote in favor of approving the merger agreement. These include the following:
•	two executive officers will be entitled to receive change in control severance benefits under their employment agreements upon completion of the merger;
•
other executive officers may be entitled to receive severance benefits under the Anchor Bank severance plan if their employment is terminated under certain circumstances within one year after completion of the merger;

•	executive officers will become fully vested in their outstanding restricted shares upon completion of the merger;
•	executive officers will receive a lump sum payment of the total value of their benefits under the Anchor Bank phantom stock plan within 60 days after completion of the merger;
•
executive officers will receive enhanced benefits under the Anchor employee stock ownership plan by virtue of the allocation of suspense shares to their accounts upon completion of the merger and their accounts in the plan will become 100% vested immediately prior to the completion of the merger;

•
directors and executive officers will receive indemnification from FS Bancorp for their past acts and omissions in their capacities as directors and officers as well as continuing insurance coverage with respect thereto for a period of six years after completion of the merger, to the fullest extent permitted under Anchor's organizational documents and to the fullest extent otherwise permitted by law;

•
each director has entered into a voting agreement in favor of FS Bancorp agreeing to vote his or her shares of Anchor common stock for approval of the merger agreement and approval of the adjournment proposal; and

•
Terri L. Degner, Anchor's Chief Financial Officer and a director, has entered into a consulting agreement with 1st Security Bank of Washington for the provision of transition services at $130 per hour for a period of up to three years following the completion of the merger, which consulting agreement may be terminated by either party at any time for any reason or no reason.  Ms. Degner will be an independent contractor and will not be entitled to any pension, profit-sharing, insurance, or other employee or "fringe benefits" from  FS Bancorp or 1st Security Bank.

For a more complete description of these interest interests, see "The Merger – Interests of Certain Persons in the Merger" on page [•].
Material United States federal income tax considerations of the merger (Page [●])
The merger is expected to qualify for U.S. federal income tax purposes as a "reorganization" within the meaning of Section 368(a) of the Code. As a result, an Anchor shareholder generally will recognize gain, but not loss, in an amount equal to the lesser of (1) the amount of gain realized (i.e., the excess, if any, of the sum of the cash received (other than cash received in lieu of a fractional FS Bancorp common share) and the fair market value of the FS Bancorp common stock received pursuant to the merger over that holder's adjusted tax basis in its shares of Anchor common stock surrendered) and (2) the amount of cash received (other than cash received in lieu of a fractional FS Bancorp common share) pursuant to the merger.  In addition, Anchor shareholders will recognize gain or loss with respect of the receipt of cash in lieu of fractional FS Bancorp common shares.
For further information concerning U.S. federal income tax consequences of the merger, please see "Material United States Federal Income Tax Consequences of the Merger" beginning on page [●].
Tax matters are very complicated and the consequences of the merger to any particular Anchor shareholder will depend on that shareholder's particular facts and circumstances. Anchor shareholders are urged to consult their own tax advisors to determine their own tax consequences from the merger.
Following the merger, you will be entitled to receive dividends that FS Bancorp pays on its common stock, if any. (Page [●]).

After the merger, you will receive dividends, if any, that FS Bancorp pays on its common stock. During 2017, FS Bancorp paid a quarterly dividend of $0.10 per share on February 22, 2017, and $0.11 per share on May 25, 2017, August 24, 2017, and November 22, 2017. During 2018, FS Bancorp paid a dividend of $0.11 per share on February 21, 2018, and a dividend of $0.14 per share on May 14, 2018, and August 23, 2018.
Accounting treatment (Page [●])

The merger will be accounted for as an acquisition of Anchor by FS Bancorp under the acquisition method of accounting in accordance with U.S. generally accepted accounting principles.
In order to complete the merger, we must first obtain certain regulatory approvals (Page [●])

In order to complete the merger, FS Bancorp and Anchor must first obtain all regulatory approvals, consents or waivers required in connection with the merger and the bank merger. Accordingly, the parties must obtain the approval of or waiver by the Federal Reserve Board, the approval of the FDIC and the approval of the DFI. The U.S. Department of Justice may review the impact of the merger and the bank merger on competition. Applications with the FDIC and the DFI were filed on or about July 27, 2018. Approval from the DFI was received on September 6, 2018. A waiver request was submitted to the Federal Reserve Board on or about August 16, 2018 and the waiver was granted on August 29, 2018.
There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See the section entitled "The Merger Agreement – Conditions to Completion of the Merger" on page [•].

Anchor shareholders have dissenters' rights (Page [●])

Anchor shareholders have the right under Washington law to dissent from the merger, obtain an appraisal of the fair value of their Anchor common stock, and receive cash equal to the appraised fair value of their Anchor common stock (without giving effect to the merger) instead of receiving the merger consideration. To exercise dissenters' rights, among other things, an Anchor shareholder must (i) provide notice to Anchor that complies with the requirements of Washington law prior to the vote of its shareholders on the transaction of the shareholder's intent to demand payment for the shareholder's shares, and (ii) not vote in favor of the merger agreement. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Anchor common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder's statutory dissenters' rights.
If you dissent from the merger agreement and the conditions outlined above are met, then your shares of Anchor will not be exchanged for the merger consideration in the merger, and your only right will be to receive the fair value of your common stock as determined by mutual agreement between you and FS Bancorp or by appraisal if you are unable to agree. The appraised value may be more or less than the consideration you would receive under the terms of the merger agreement and will be based upon the value of shares of Anchor common stock without giving effect to the merger. If you exercise dissenters' rights, any cash you receive for your Anchor shares that results in a gain or loss will be immediately recognizable for federal income tax purposes. You should be aware that submitting a signed proxy card without indicating a vote with respect to the merger will be deemed a vote "FOR" the merger agreement and a waiver of your dissenters' rights. A vote "AGAINST" the merger agreement does not dispense with the other requirements to exercise dissenters' rights under Washington law.
A shareholder electing to dissent from the merger agreement must strictly comply with all procedures required under Washington law. These procedures are described more fully beginning on page [●] of this proxy statement/prospectus, and a copy of the relevant Washington statutory provisions regarding dissenters' rights is included as Appendix C to this proxy statement/prospectus.
Additional conditions to consummation of the merger (Page [●])

In addition to the regulatory approvals, the consummation of the merger depends on a number of conditions being met, including, among others:
•	approval of the merger agreement by the holders of a majority of all outstanding shares of Anchor's common stock;
•	authorization of the shares of FS Bancorp common stock to be issued in the merger for listing on Nasdaq;
•	the effectiveness of a registration statement on Form S-4 with the SEC in connection with the issuance of FS Bancorp common stock in the merger;
•	absence of any order, injunction, decree or law preventing or making illegal completion of the merger or the bank merger;
•	receipt by each party of an opinion from such party's tax counsel that the merger will qualify as a tax-free reorganization for U.S. federal income tax purposes;
•	accuracy of the representations and warranties of Anchor and FS Bancorp, subject to the standards set forth in the closing conditions of the merger agreement;
•	performance in all material respects by Anchor and FS Bancorp of all obligations required to be performed by either of them under the merger agreement; and
•	dissenting shares shall be less than 10% of the issued and outstanding shares of Anchor common stock.

Where the law permits, either FS Bancorp or Anchor could elect to waive a condition to its obligation to complete the merger although that condition has not been satisfied. We cannot be certain when (or if) the conditions to the merger will be satisfied or waived or that the merger will be completed.
In addition, after Anchor's shareholders have approved the merger agreement, we may not amend the merger agreement to reduce the amount or change the form of consideration to be received by the Anchor shareholders in the merger without the approval of Anchor shareholders as required by law.
We may decide not to complete the merger (Page [●])

Anchor and FS Bancorp, by mutual consent, can agree at any time not to complete the merger, even if the shareholders of Anchor have voted to approve the merger agreement. Also, either party can decide, without the consent of the other, not to complete the merger in a number of other situations, including:
•
if any governmental entity that must grant a required regulatory approval of the merger or the bank merger has denied such approval and such denial has become final and nonappealable, unless the denial is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants and agreements of that party set forth in the merger agreement;

•
if any governmental entity of competent jurisdiction has issued a final nonappealable order, injunction or decree enjoining or otherwise prohibiting or making illegal the consummation of the merger or the bank merger;

•
failure to complete the merger by June 30, 2019, unless the failure of the closing to occur by that date is due to the failure of the party seeking to terminate the merger agreement to perform or observe the covenants or agreements of that party;

•
if the other party has breached any of its covenants, agreements, representations or warranties contained in the merger agreement based on the closing condition standards set forth in the merger agreement, and the party seeking to terminate is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement, and the breach is not cured within twenty (20) days following written notice to the party committing the breach, or which breach, by its nature, cannot be cured within such twenty (20) day period; and

•
if the approval of the shareholders of Anchor contemplated by the merger agreement is not obtained by reason of the failure to obtain the vote required at the Anchor special meeting, except this right may not be exercised by Anchor if Anchor or its board of directors has committed an act that would entitle FS Bancorp to terminate the merger agreement and receive the termination fee specified in the merger agreement.

FS Bancorp, without the consent of Anchor, can terminate:
•
if the board of directors of Anchor fails to recommend to its shareholders the approval of the merger agreement, or adversely changes, or publicly announces its intention to adversely change its recommendation, or Anchor breaches its obligation to call or hold the Anchor special meeting or materially breaches the merger agreement provisions outlined in the "Merger Agreement – Agreement Not to Solicit Other Offers" on page [•].

Anchor, without the consent of FS Bancorp, can terminate:
•
prior to obtaining shareholder approval in order to enter into an agreement relating to a superior proposal; provided, however, that Anchor has not materially breached the merger agreement provisions outlined in "The Merger Agreement – Agreement Not to Solicit Other Offers" on page [•].

Under some circumstances, Anchor will be required to pay a termination fee to FS Bancorp if the merger agreement is terminated (Page [●])

Anchor must pay FS Bancorp a termination fee of $2,702,000 if:

•
FS Bancorp terminates the merger agreement as a result of: (i) the Anchor board of directors failing to recommend the approval of the merger or adversely changing or publicly announcing its intention to adversely change its recommendation and the Anchor shareholders failing to approve the merger agreement; (ii) Anchor breaching its nonsolicitation or related obligations as provided in the merger agreement; or (iii) Anchor refuses to call or hold the special meeting for a reason other than that the merger agreement has been previously terminated;

•
Anchor terminates the merger agreement prior to obtaining shareholder approval in order to enter into an agreement relating to a superior proposal; provided, however, that Anchor has not materially breached its nonsolicitation and related obligations as provided in the merger agreement; and

•
if the merger agreement is terminated by either party as a result of the failure of Anchor's shareholders to approve the merger agreement and if, prior to such termination, there is publicly announced a proposal for a tender or exchange offer, for a merger or consolidation or other business combination involving Anchor or Anchor Bank or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Anchor or Anchor Bank and, within one year of the termination, Anchor or Anchor Bank either enters into a definitive agreement with respect to that type of transaction or consummates that type of transaction.

Comparison of shareholder rights (Page [●])

Upon completion of the merger, Anchor shareholders will become shareholders of FS Bancorp, and their rights will be governed by FS Bancorp's restated articles of incorporation and amended and restated bylaws. There are no material differences between the articles of incorporation and restated bylaws of FS Bancorp and the articles of incorporation and restated bylaws of Anchor.
The special meeting (Page [●])

Meeting Information and Vote Requirements

The special meeting of Anchor's shareholders will be held on [•], 2018, at [•] a.m., local time, at the Lacey Community Center, located at 6729 Pacific Avenue SE, Lacey, Washington, 98503 unless adjourned or postponed. At the special meeting, Anchor's shareholders will be asked to:

•	approve the merger agreement; and

•	approve the adjournment proposal.

Shareholders will also be asked to act on any other business that may be properly submitted to a vote at the special meeting or any adjournments or postponements of the special meeting.

You may vote at the special meeting if you owned Anchor common stock as of the close of business on [●], 2018. You may cast one vote for each share of Anchor common stock you owned at that time. Approval of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Anchor common stock. If you mark "ABSTAIN" on your proxy, or fail to submit a proxy and fail to vote in person at the Anchor special meeting or if your shares are held in street name and you fail to instruct your bank or broker how to vote with respect to the merger agreement, it will have the same effect as a vote "AGAINST" the merger agreement.
Approval of the adjournment proposal requires the affirmative vote of a majority of the votes cast at the special meeting. If you mark "ABSTAIN" on your proxy, or fail to submit a proxy and fail to vote in person at the Anchor special meeting or if your shares are in street name and you fail to instruct your bank or broker how to vote with respect to the adjournment proposal, it will have no effect on such proposal.

RISK FACTORS
By voting in favor of the merger agreement, you will be choosing to invest in the common stock of FS Bancorp as combined with Anchor. An investment in the combined company's common stock contains a high degree of risk. In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section entitled "Cautionary Statement Regarding Forward-Looking Statements" on page [●], you should carefully consider the matters described below in determining whether to vote in favor of approval of the merger agreement.
Risks Related to the Merger
Because the market price of FS Bancorp common stock will fluctuate, Anchor shareholders cannot be sure of the value of the merger consideration they will receive.
Upon completion of the merger, each Anchor common share will be converted into the right to receive merger consideration consisting of a number of FS Bancorp common shares and cash pursuant to the terms of the merger agreement. The number of FS Bancorp common shares to be received by an Anchor shareholder will be determined based on a fixed exchange ratio of 0.2921 of a FS Bancorp common share for each Anchor common share. Accordingly, the value of the stock portion of the merger consideration to be received by the Anchor shareholders will be based on the value of the FS Bancorp common shares. The value of the FS Bancorp common shares to be received by Anchor shareholders in the merger may vary from the value as of the date we announced the merger, the date that this document was mailed to Anchor shareholders, the date of the Anchor special meeting, and the closing date of the merger. Any change in the market price of FS Bancorp common shares prior to completion of the merger will affect the value of the stock portion of the merger consideration that Anchor shareholders will receive upon completion of the merger. Accordingly, at the time of the Anchor special meeting, Anchor shareholders will not know or be able to calculate the value of the stock portion of the merger consideration they would receive upon completion of the merger. Share price changes may result from a variety of factors, including general market and economic conditions, changes in our respective businesses, operations and prospects, and regulatory considerations, among other things. Many of these factors are beyond the control of FS Bancorp and Anchor. Anchor shareholders should obtain current market quotations for FS Bancorp common shares before voting their shares at the Anchor special meeting.
Anchor's shareholders will have less influence as shareholders of FS Bancorp than as shareholders of Anchor.
Anchor's shareholders currently have the right to vote in the election of the board of directors of Anchor and on other matters affecting Anchor. Following the merger, the shareholders of Anchor as a group will hold an ownership interest of approximately [—]% of FS Bancorp. When the merger occurs, each Anchor shareholder will become a shareholder of FS Bancorp with a percentage ownership of the combined company much smaller than such shareholder's percentage ownership of Anchor. Because of this, Anchor's shareholders will have less influence on the management and policies of FS Bancorp than they now have on the management and policies of Anchor.
If FS Bancorp is unable to integrate the combined operations successfully, its business and earnings may be negatively affected.
The merger involves the integration of companies that have previously operated independently. Successful integration of Anchor's operations will depend primarily on FS Bancorp's ability to consolidate operations, systems and procedures and to eliminate redundancies and costs. No assurance can be given that FS Bancorp will be able to integrate its post-merger operations without encountering difficulties including, without limitation, the loss of key employees and customers, the disruption of its respective ongoing businesses or possible inconsistencies in standards, controls, procedures and policies. Anticipated economic benefits of the merger are projected to come from various areas that FS Bancorp's management has identified through the due diligence and integration planning process. The elimination and consolidation of duplicate tasks are projected to result in annual cost savings. If FS Bancorp has difficulties with the integration, it might not fully achieve the economic benefits it expects to result from the merger. In addition, FS Bancorp may experience greater than expected costs or difficulties relating to the integration of the business of Anchor, and/or may not realize expected cost savings from the merger within the expected time frame.

The fairness opinion of Anchor's financial advisor received by Anchor's board of directors prior to signing of the merger agreement does not reflect changes in circumstances since the signing of the merger agreement.
Changes in the operations and prospects of FS Bancorp or Anchor or general market and economic conditions, and other factors that may be beyond the control of FS Bancorp and Anchor, may alter the value of FS Bancorp or Anchor or the prices of shares of FS Bancorp common stock or Anchor common stock by the time the merger is completed. The opinion of Anchor's financial advisor, dated July 17, 2018, does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. For a description of the opinion of Anchor's financial advisor, please refer to "The Merger – Opinion of Anchor's Financial Advisor." For a description of the other factors considered by the board of directors of Anchor in determining to approve the merger, please refer to "The Merger – Recommendation of the Anchor Board of Directors and Reasons of Anchor for the Merger."
The merger agreement limits Anchor's ability to pursue alternatives to the merger.
The merger agreement contains non-solicitation provisions that, subject to limited exceptions, limit Anchor's ability to discuss, facilitate or commit to competing third-party proposals to acquire all or a significant part of Anchor. Although Anchor's board of directors is permitted to take certain actions in connection with the receipt of a competing acquisition proposal if it determines in good faith that the failure to do so would violate its fiduciary duties, taking such actions could, and other actions (such as withdrawing or modifying its recommendation to Anchor shareholders that they vote in favor of approval of the merger agreement) would, entitle FS Bancorp to terminate the merger agreement and receive a termination fee of $2,702,000. See the section entitled "The Merger Agreement – Termination of the Merger Agreement" on page [•]. These provisions might discourage a potential competing acquiror that might have an interest in acquiring all or a significant part of Anchor from considering or proposing that acquisition even if it were prepared to pay consideration with a higher per share price than that proposed in the merger, or might result in a potential competing acquiror proposing to pay a lower per share price to acquire Anchor than it might otherwise have proposed to pay. The payment of the termination fee by Anchor could also have an adverse impact on Anchor's financial condition.
Anchor will be subject to business uncertainties and contractual restrictions while the merger is pending.
FS Bancorp and Anchor have operated and, until the completion of the merger, will continue to operate, independently. Uncertainty about the effect of the merger on employees and customers may have an adverse effect on Anchor and consequently on FS Bancorp. These uncertainties may impair Anchor's ability to attract, retain or motivate key personnel until the merger is consummated, and could cause customers and others that deal with Anchor to seek to change existing business relationships with Anchor. Retention of certain employees may be challenging during the pendency of the merger, as certain employees may experience uncertainty about their future roles with FS Bancorp. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with FS Bancorp, FS Bancorp's business following the merger could be harmed. In addition, the merger agreement restricts Anchor from making certain acquisitions and taking other specified actions until the merger occurs without the consent of FS Bancorp. These restrictions may prevent Anchor from pursuing attractive business opportunities that may arise prior to the completion of the merger. See "The Merger Agreement – Conduct of Businesses Pending the Merger."
Anchor's directors and executive officers have additional interests in the merger.
In deciding how to vote on the approval of the merger agreement, you should be aware that Anchor's directors and executive officers might have interests in the merger that are different from, or in addition to, the interests of Anchor shareholders generally. See the section entitled "The Merger – Interests of Certain Persons in the Merger." Anchor's board of directors was aware of these interests and considered them when it recommended approval of the merger agreement to the Anchor shareholders.
Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on FS Bancorp following the merger.
Before the merger and the bank merger may be completed, FS Bancorp and Anchor must obtain approvals from the FDIC and DFI and a waiver from the Federal Reserve Board. Other approvals, waivers or consents from regulators may also be required. An adverse development in either party's regulatory standing or other factors could result in an inability to obtain approvals or delay their receipt. These regulators may impose conditions on the completion of the merger or the bank merger or require changes to the terms of the merger or the bank merger. While FS Bancorp and Anchor do not currently expect that any such conditions or changes will be imposed, there can be no assurance that they will not be, and such conditions or changes could have the effect of delaying completion of the merger or imposing additional costs on or limiting the revenues of FS Bancorp following the merger, any of which might have an adverse effect on FS Bancorp following the merger. FS Bancorp is not obligated to complete the merger if the regulatory approvals received in connection with the merger or bank merger impose any unduly burdensome condition upon FS Bancorp or 1st Security Bank of Washington. See "The Merger – Regulatory Approvals Required for the Merger" and "the Merger Agreement – Conditions to Completion of the Merger."

The merger is subject to certain closing conditions that, if not satisfied or waived, will result in the merger not being completed, which may cause the price of FS Bancorp common shares or Anchor common shares to decline.

The merger is subject to customary conditions to closing, including the receipt of required regulatory approvals and approval of Anchor's shareholders. If any condition to the merger agreement is not satisfied or waived, to the extent permitted by law, the merger will not be completed. In addition, FS Bancorp and Anchor may terminate the merger agreement under certain circumstances, even if Anchor's shareholders approve the merger agreement. If FS Bancorp and Anchor do not complete the merger, the trading prices of FS Bancorp common shares or Anchor common shares may decline. In addition, neither company would realize any of the expected benefits of having completed the merger. If the merger is not completed and Anchor's board of directors seeks another merger or business combination, Anchor shareholders cannot be certain that Anchor will be able to find a party willing to offer equivalent or more attractive consideration than the consideration FS Bancorp has agreed to provide. If the merger is not completed, additional risks could materialize, which could materially and adversely affect the business, financial condition and results of FS Bancorp and Anchor, including the recognition of the expenses relating to the merger without realizing the economic benefits of the merger. For more information on closing conditions to the merger agreement, see "The Merger Agreement – Conditions to Completion of the Merger" included elsewhere in this proxy statement/prospectus.

Risks Relating to Anchor and Anchor's Business

Anchor is, and will continue to be, subject to the risks described in Anchor's Annual Report on Form 10-K for the fiscal year ended June 30, 2018, as amended and as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC.

Risks Relating to FS Bancorp and FS Bancorp's Business

FS Bancorp is, and will continue to be, subject to the risks described in FS Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information" included elsewhere in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and FS Bancorp and Anchor intend for such forward-looking statements to be covered by the safe harbor provisions for forward looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about our respective plans, objectives, expectations and intentions and other statements that are not historical facts; (iii) statements about expectations regarding the timing of the closing of the merger and the ability to obtain regulatory approvals on a timely basis; and (iv) other statements identified by words such as "expects," "projects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "possible, " "potential," "strategy," or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of FS Bancorp's and Anchor's respective management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and beyond FS Bancorp's and Anchor's control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.
The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements:
•	our ability to successfully integrate any assets, liabilities, customers, systems, and personnel;
•
the required regulatory approvals for the merger and bank merger and/or the approval of the merger agreement by the shareholders of Anchor might not be obtained or other conditions to the completion of the merger set forth in the merger agreement might not be satisfied or waived;

•	the growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;
•	operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected;
•	adverse governmental or regulatory policies may be enacted;
•	the interest rate environment may change, causing margins to compress and adversely affecting net interest income;
•	the global financial markets may experience increased volatility;
•	we may experience adverse changes in our credit rating;
•	we may experience competition from other financial services companies in our markets; and
•	an economic slowdown may adversely affect credit quality and loan originations.
Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed under "Risk Factors" beginning on page [●] and in FS Bancorp's reports filed with the SEC.
For any forward-looking statements made in this proxy statement/prospectus or in any documents incorporated by reference into this proxy statement/prospectus, FS Bancorp and Anchor claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this proxy statement/prospectus or the date of the applicable document incorporated by reference in this proxy statement/prospectus. FS Bancorp and Anchor do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this proxy statement/prospectus and attributable to FS Bancorp, Anchor or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this proxy statement/prospectus.

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF FS BANCORP
FS Bancorp is providing the following information to aid you in your analysis of the financial aspects of the merger. FS Bancorp derived the information as of and for the five years ended December 31, 2013 through December 31, 2017 from its historical audited consolidated financial statements for these fiscal years. The audited consolidated financial information contained herein is the same historical information that FS Bancorp has presented in its prior filings with the SEC. The historical consolidated financial data for the six months ended June 30, 2018 and 2017 is derived from unaudited consolidated financial statements. However, in the opinion of management, all adjustments, consisting of normal recurring accruals, necessary for a fair presentation at such dates and for such periods have been made.
The operating results for the six months ended June 30, 2018 and 2017 are not necessarily indicative of the operating results that may be expected for any future interim period or the year ending December 31, 2018. This information is only a summary, and you should read it in conjunction with FS Bancorp's consolidated financial statements and notes thereto contained in FS Bancorp's 2017 Annual Report on Form 10-K, which has been incorporated by reference into this document. See the section entitled "Where You Can Find More Information" on page [●].
	At or For the Six Months Ended June 30, (unaudited)		At or For the Year Ended December 31,
	2018	2017	2017	2016	2015	2014	2013
	(Dollars in thousands, except per share data)
Balance Sheet Summary:
Total assets	$1,132,542	$928,582	$981,783	$827,926	$677,561	$509,754	$419,187
Loans receivable, net	881,200	709,102	761,558	593,317	502,535	387,174	281,081
Mortgage-backed securities	49,063	42,751	39,734	45,195	22,835	20,244	27,454
Investment securities	49,402	36,181	42,746	36,680	32,382	28,500	28,785
Cash and cash equivalents	21,977	17,802	18,915	36,456	24,455	15,555	38,459
Customer accounts	870,113	785,697	829,842	712,593	485,178	420,444	336,876
FHLB advances	106,526	30,669	7,529	12,670	98,769	17,034	16,664
Stockholders' equity	129,371	88,824	122,002	81,033	75,340	65,836	62,313
Book value per share using common shares outstanding	$35.94	$30.40	$34.47	$28.32	$25.18	$22.48	$20.55
Average equity to average assets	11.84%	9.52%	10.30%	9.49%	11.94%	13.92%	15.78%
Non-performing assets to total assets	0.06	0.08	0.11	0.09	0.15	0.08	0.77
Income Statement Summary:
Interest income	$27,010	$21,170	$46,181	$38,020	$31,707	$24,842	$21,733
Interest expense	3,588	2,229	4,933	4,163	3,658	2,702	2,178
Net interest income	23,422	18,941	41,248	33,857	28,049	22,140	19,555
Provision for loan losses	800	--	750	2,400	2,250	1,800	2,170
Other income	10,638	12,377	24,074	23,569	17,593	10,033	8,915
Other expense	23,179	21,321	43,993	38,923	29,643	23,902	20,361
Income before income taxes	10,081	9,997	20,579	16,103	13,749	6,471	5,939
Income taxes	1,502	3,045	6,494	5,604	4,873	1,931	2,019
Net income	$8,579	$6,952	$14,085	$10,499	$8,876	$4,540	$3,920
Per Share Data:
Basic earnings	$2.40	$2.40	$4.55	$3.63	$2.98	$1.52	$1.29
Diluted earnings	2.28	2.25	4.28	3.51	2.93	1.52	1.29
Cash dividends	0.25	0.21	0.43	0.37	0.27	0.23	0.15
Return on average stockholders' equity	13.92%	16.91%	14.80%	13.84%	12.73%	7.19%	6.43%
Return on average assets	1.65%	1.61%	1.53%	1.31%	1.52%	1.00%	1.01%
Efficiency ratio	68.05%	68.08%	67.35%	67.78%	64.95%	74.29%	71.52%
Average Shares Outstanding
Basic	3,573,560	2,891,116	3,094,586	2,896,209	2,978,165	2,979,099	3,032,757
Diluted	3,762,079	3,084,392	3,291,700	2,990,159	3,032,517	2,986,064	3,032,757

SELECTED CONSOLIDATED FINANCIAL INFORMATION OF ANCHOR
The following selected financial data with respect to Anchor's balance sheets and its income statements for the fiscal years ended June 30, 2014 through June 30, 2018 have been derived from its historical audited financial statements for those fiscal years. The audited consolidated financial information contained herein is the same historical information that Anchor has presented in its prior filings with the SEC.
	At ot For the Year Ended June 30,
	2018	2017	2016	2015	2014
Balance Sheet Summary:
Total assets	$469,654	$462,525	$431,504	$379,230	$389,128
Securities	155	165	175	554	573
Mortgage-backed securities	21,154	25,954	29,781	36,628	47,109
Loans receivable, net	392,044	377,908	347,351	283,444	281,526
Deposits	359,021	345,187	300,894	299,812	311,034
FHLB advances	37,000	45,500	62,000	10,000	17,500
Total equity	67,444	65,851	63,196	63,723	53,674
Income Statement Summary:
Total interest income	$22,304	$20,279	$17,524	$16,886	$17,789
Total interest expense	4,078	3,321	2,830	3,076	3,681
Net interest income before provision for loan losses	18,226	16,958	14,694	13,810	14,108
Provision for loan losses	405	310	340	--	--
Net interest income after provision for loan losses	17,821	16,648	14,354	13,810	14,108
Noninterest income	4,043	4,264	4,205	4,503	4,075
Noninterest expense	15,711	17,523	18,025	16,807	17,760
Income before provision (benefit) for income tax	6,153	3,389	534	1,506	423
Total provision (benefit) for income tax	3,962	1,039	39	(8,321)	--
Net income	$2,191	$2,350	$495	$9,827	$423
Per Share Data:
Basic earnings	$0.90	$0.98	$0.20	$3.97	$0.17
Diluted earnings	0.90	0.97	0.20	3.97	0.17
Cash dividends	--	--	--	--	--

Return on average stockholders' equity	3.63%	4.00%	0.86%	3.10%	0.83%
Return on average assets	0.48%	0.54%	0.13%	0.43%	0.10%
Efficiency ratio	70.60%	82.60%	95.40%	91.80%	97.70%
Average Shares Outstanding
Basic	2,423,882	2,402,106	2,452,455	2,477,423	2,466,983
Diluted	2,430,271	2,425,512	2,459,526	2,477,423	2,466,983

SUMMARY UNAUDITED PRO FORMA DATA
The following table shows summary unaudited consolidated pro forma financial data reflecting the merger of Anchor with FS Bancorp, assuming the companies had been combined at January 1, 2017 and operated  in calendar year 2017, and at or for the six months ended June 30, 2018.  The pro forma amounts reflect certain acquisition accounting adjustments, which are based on estimates that are subject to change depending on fair values as of the merger completion date.  These adjustments are described in the notes to unaudited pro forma combined condensed consolidated financial information contained elsewhere in this document under the heading "Unaudited Pro Forma Combined Condensed Consolidated Financial Information," beginning on page [•].  The pro forma financial data in the table below does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had FS Bancorp and Anchor been combined as of the dates and for the periods shown.
	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017
	(In thousands)
Income Statement:
Interest income	$39,355	$69,251
Interest expense	5,739	8,616
Net interest income	33,616	60,635
Provision for loan losses	1,025	1,090
Net interest income after provision for loan losses	32,591	59,545
Noninterest income	12,515	28,356
Noninterest expense	31,202	61,163
Income before income taxes	13,904	26,738
Income tax expense	2,284	10,671
Net income	$11,620	$16,067

At June 30, 2018
(In thousands)
Balance Sheet:
Total assets	$1,570,462
Investment securities available for sale and held to maturity	119,690
Total loans receivable, net of allowance of $11,571	1,266,682
Total deposits	1,228,544
Subordinated note	9,855
Accrued expenses and other liabilities	22,866
Total shareholders' equity	166,005

Comparative Unaudited Pro Forma per Share Data
The table below sets forth the book value per common share, cash dividends per common share, and basic and diluted earnings per common share data for each of FS Bancorp and Anchor on a historical basis, for FS Bancorp on a pro forma combined basis and on a pro forma combined basis per Anchor equivalent share.  The pro forma combined and pro forma combined per equivalent share information gives effect to the merger as if the merger occurred on June 30, 2018 or December 31, 2017, in the case of the book value data, and as if the merger occurred on January 1, 2017 and operated in calendar year 2017, and at or for the six months ended June 30, 2018, in the case of the cash dividends and earnings per common share data.  The Pro Forma Combined Amounts for FS Bancorp data reflect certain acquisition accounting adjustments, which are based on estimates that are subject to change depending on fair values as of the merger completion date.  These adjustments are described in the notes to unaudited pro forma combined condensed consolidated financial information contained elsewhere in this document under the heading "Unaudited Pro Forma Combined Condensed Consolidated Financial Information," beginning on page [•]. The Pro Forma Combined per Anchor Equivalent Share data shows the effect of the merger from the perspective of an owner of Anchor common stock. The pro forma financial data in the table below is provided for illustrative purposes, does not include any projected cost savings, revenue enhancements or other possible financial benefits of the merger to the combined company and does not attempt to suggest or predict future results. This information also does not necessarily reflect what the historical financial condition or results of operations of the combined company would have been had FS Bancorp and Anchor been combined as of the dates and for the periods shown.
	FS Bancorp Historical	Anchor Historical	Pro Forma Combined Amounts for FS Bancorp	Pro Forma Combined per Anchor Equivalent Share(1)

Book value per common share at June 30, 2018(3)	$35.94	$27.15	$38.38	$11.21
Book value per common share at December 31, 2017(3)	34.47	26.19	37.19	10.86

Cash dividends per common share for the six months ended June 30, 2018(2)	0.25	--	0.25	N/A
Cash dividends per common share for the year ended December 31, 2017(2)	0.43	--	0.43	N/A

Basic earnings per common share for the six months ended June 30, 2018	2.40	1.05	2.70	0.79
Basic earnings per common share for the year ended December 31, 2017	4.55	0.41	4.21	1.23

Diluted earnings per common share for the six months ended June 30, 2018	2.28	1.05	2.59	0.76
Diluted earnings per common share for the year ended December 31, 2017	4.28	0.41	4.00	1.17
__________
            (1) Calculated by multiplying the Pro Forma Combined Amounts for FS Bancorp by 0.2921, which is the exchange ratio for the stock portion of the merger consideration payable to the holders of Anchor common stock, and, solely in the case of the book value per common share at June 30, 2018, and December 31, 2017, adding to that result, $12.40, which is the per share cash merger consideration payable to holders of Anchor common stock. See "The Merger Agreement –  Consideration to be Received in the Merger " on page [•].

            (2) The pro forma combined cash dividends per common share for the six months ended June 30, 2018 and the year ended December 31, 2017 represent the actual cash dividends per share declared by FS Bancorp for those periods.

            (3) The pro forma combined book value and common shares as of June 30, 2018 was $166.0 million and 4,325,100, respectively. See the calculation for these amounts included in the section "Unaudited Pro Forma Combined Condensed Consolidated Financial Information" on page [•] and "– Note 2 – Purchase Price" on page [•]. The pro forma combined book value and common shares as of December 31, 2017 was estimated to be $158.6 million and 4,265,211, respectively.

MARKET PRICE DATA AND DIVIDEND INFORMATION
Comparative Market Price Information
The following table presents trading information for FS Bancorp and Anchor common stock on Nasdaq on July 17, 2018, the last trading day prior to the announcement of the signing of the merger agreement, and on [•], 2018, the last practical trading day for which information was available prior to the date of the printing of this proxy statement/prospectus.

	Historical market value per share of FS Bancorp	Historical market value per share of Anchor
July 17, 2018	$61.80	$28.35
[●], 2018

You should obtain current market quotations for FS Bancorp common stock. The market price of FS Bancorp common stock will likely fluctuate between the date of this document and the date on which the merger is completed and after the merger. Because the market price of FS Bancorp common stock is subject to fluctuation, the value of the shares of FS Bancorp common stock that you may receive in the merger may increase or decrease prior to and after the merger.
Historical Market Prices and Dividend Information
FS Bancorp common stock is listed on Nasdaq under the symbol "FSBW." Anchor common stock is listed on Nasdaq under the symbol "ANCB." The following table sets forth, for the calendar quarters indicated, the high and low sales prices per share of FS Bancorp common stock and Anchor common stock as reported on Nasdaq and the quarterly cash dividends per share declared.

	FS Bancorp			Anchor Bancorp
	Market Price		Dividends declared per share and paid	Market Price		Dividends
	High	Low		High	Low
2018
Third quarter through [—]
June 30, 2018	$64.00	$52.95	$0.14	$26.35	$26.15	$—
March 31, 2018	59.81	52.71	0.11	24.71	24.70
2017
December 31, 2017	$58.00	$48.16	$0.11	$24.80	$24.80	$—
September 30, 2017	53.44	42.77	0.11	24.85	24.70	—
June 30, 2017	46.45	36.05	0.11	25.25	25.05	—
March 31, 2017	39.70	34.10	0.10	25.95	25.75	—
2016
December 31, 2016	$38.81	$27.80	$0.10	$27.38	$24.05	$—
September 30, 2016	29.51	25.13	0.10	26.24	23.11	—
June 30, 2016	26.26	24.32	0.10	25.44	23.00	—
March 31, 2016	26.48	22.05	0.07	25.06	22.61	—

As of June 30, 2018 there were 3,708,660 outstanding shares of FS Bancorp common stock held by approximately 133 shareholders of record, exclusive of shareholders holding their shares in street name. As of June 30, 2018, there were 2,484,030 outstanding shares of Anchor common stock held by approximately  183 holders of record, exclusive of shareholders holding their shares in street name. Anchor has not paid any dividends to its shareholders.
The board of directors of FS Bancorp from time to time evaluates the payment of cash dividends. The timing and amount of any future dividends will depend upon earnings, cash and capital requirements, the financial condition of FS Bancorp and its subsidiaries, applicable government regulations and other factors deemed relevant by FS Bancorp's board of directors.

THE SPECIAL MEETING OF ANCHOR SHAREHOLDERS
This proxy statement/prospectus constitutes the proxy statement of Anchor for use at the special meeting of Anchor's shareholders to be held on [●], 2018, at the Lacey Community Center, 6729 Pacific Avenue SE, Lacey, Washington, 98503 at [●], local time, and any adjournments thereof.
At the special meeting, the shareholders of Anchor will consider and vote upon (i) approval of the merger agreement; and (ii) approval of the adjournment proposal.
Pursuant to the merger agreement, Anchor will merge with and into FS Bancorp, and Anchor's wholly owned subsidiary, Anchor Bank, will merge with and into 1st Security Bank of Washington. We expect to complete the merger of Anchor with and into FS Bancorp during the quarter ended December 31, 2018.
When we complete the merger, Anchor shareholders will receive a fractional share of FS Bancorp common stock and cash as merger consideration for each share of Anchor common stock they own, as described in "The Merger – Consideration to be Received in the Merger" on page [•].
Anchor has supplied all information contained in this proxy statement/prospectus with respect to Anchor. FS Bancorp has supplied all information contained in this proxy statement/prospectus with respect to FS Bancorp.
This proxy statement/prospectus is first being mailed to shareholders of Anchor on or about [●], 2018.
Voting and Proxy Procedure
Shareholders Entitled to Vote.
The close of business on [●], 2018 was the record date for determining Anchor shareholders entitled to receive notice of and to vote at the special meeting. On the record date, there were  [●] shares of Anchor common stock outstanding held by  183 holders of record. Anchor has no other class of voting securities outstanding. Each holder of Anchor common stock is entitled to one vote for each share of Anchor common stock in that holder's name on Anchor's books as of the record date on any matter submitted to the vote of the Anchor shareholders at the special meeting.
If you are a beneficial owner of Anchor common stock held by a broker, bank or other nominee (i.e., in "street name"), you will need proof of ownership to be admitted to the special meeting. A recent brokerage statement or letter from a bank or broker are examples of proof of ownership. If you want to vote your shares of Anchor common stock held in street name in person at the special meeting, you will have to get a written proxy in your name from the broker, bank or other nominee who holds your shares.
Voting Your Shares.
You can vote your shares using one of the following methods:
•	Vote through the Internet at [www.proxyvote.com];
•	Vote by telephone using the toll-free number shown on the proxy card; or
•	Complete and return a written proxy card.
Votes submitted through the Internet or by telephone must be received by 11:59 p.m., Eastern Time, on [●], 2018. Internet and telephone voting are available 24 hours a day, and if you use one of those methods, you do not need to return a proxy card.

You can also vote in person at the special meeting, and submitting your voting instructions by any of the methods mentioned above will not affect your right to attend the special meeting and vote.
Quorum.
The presence, in person or by proxy, of at least a majority of the total number of outstanding shares of Anchor common stock entitled to vote is necessary to constitute a quorum at the special meeting. Abstentions and broker non-votes will be counted as shares present and entitled to vote at the special meeting for purposes of determining the existence of a quorum.
Proxies; Proxy Revocation Procedures.
The Anchor board of directors solicits proxies so that each shareholder has the opportunity to vote on the merger agreement and any other proposal to be considered at the special meeting. When a proxy card is returned properly signed and dated, the shares represented thereby will be voted in accordance with the instructions on the proxy card. If a shareholder of record attends the special meeting and wishes to vote in person, he or she may vote by ballot. Where no instructions are indicated, proxies will be voted in accordance with the recommendations of the Anchor board of directors. The board recommends a vote:
•	FOR approval of the merger agreement; and
•	FOR the adjournment proposal.
Anchor shareholders may revoke a proxy at any time by: (i) sending written notice of revocation to the corporate secretary of Anchor prior to the special meeting; (ii) executing and delivering a proxy for the special meeting bearing a later date; (iii) a subsequent vote by telephone or internet; or (iv) attending the special meeting and voting in person. Attendance at the special meeting will not automatically revoke a proxy, but a shareholder in attendance may request a ballot and vote in person thereby revoking a prior granted proxy.
Written notices of revocation or other communications about revoking your proxy should be addressed to Anchor Bancorp, Attn: Corporate Secretary, 601 Woodland Square Loop SE, Lacey, Washington 98503.
Proxies that do not provide the proxy holders with direction in voting on the merger agreement or with respect to the adjournment proposal will be voted in favor of the merger agreement and the adjournment proposal, in accordance with the recommendation of the board of directors of Anchor. Anchor shareholders who provide no instruction with respect to the merger agreement will not be eligible to assert their dissenters' rights.
Participants in the Anchor Employee Stock Ownership Plan.
If you hold shares of Anchor common stock through the Anchor employee stock ownership plan, the trustee of the plan will vote the shares in your plan account in accordance with your instructions. Each participant in the plan is being sent a form of voting instructions card for this purpose. Cards properly completed, signed and returned to the trustee will constitute instructions to the trustee as to the manner in which shares of Anchor common stock allocated to the plan accounts of participants are to be voted. Shares of Anchor common stock allocated to accounts in the plan for which no voting instructions are given will be voted by the trustee in the same proportion as the shares for which the trustee has received voting instructions. The deadline for returning your voting instructions to the trustee is [•], 2018. Only the trustee can vote the shares held in the plan, even if a plan participant attends the special meeting in person.

Vote Required; Voting Agreements.
The approval of the merger agreement will require the affirmative vote, in person or by proxy, of a majority of the outstanding shares of Anchor common stock. The directors of Anchor and their affiliates hold 5.6% of the outstanding shares entitled to vote.
The directors of Anchor have entered into voting agreements with FS Bancorp with respect to the shares of Anchor common stock they own, in which they have agreed, among other things, to vote, or cause to be voted, all of their shares of Anchor common stock in favor of the merger agreement. See the section entitled "The Merger Agreement – Voting Agreements" on page [•]. Because approval of the merger agreement requires the affirmative vote of a majority of the outstanding shares of Anchor common stock, failure to vote, abstentions and broker non-votes will have the same effect as a vote against the merger agreement.
The adjournment proposal will be approved if a majority of the votes cast at the special meeting are voted in favor of the adjournment proposal. The failure to vote, abstentions and broker non-votes on the adjournment proposal will have no effect on such proposal.
Proxy Solicitation
The accompanying proxy is being solicited by the board of directors of Anchor. Anchor will bear the entire cost of solicitation of proxies from holders of its common shares. In addition to the solicitation of proxies by mail, certain officers, directors and employees of Anchor, without extra remuneration, may also solicit proxies in person, by telephone, facsimile or otherwise. Anchor will pay printing, postage and mailing costs of the proxy statement/prospectus. All other costs, including legal and accounting fees, shall be borne by the party incurring such costs. In addition, Anchor has engaged Regan & Associates, Inc. to assist in distributing proxy materials and soliciting proxies and has agreed to pay a fee of $9,000, including out-of-pocket expenses, for its services to be rendered on behalf of Anchor.
Security Ownership of Management and Certain Beneficial Owners
The following table sets forth, as of [•], 2018, the voting record date, information regarding Anchor common stock ownership by:
•
those persons or entities (or groups of affiliated person or entities) known by management to beneficially own more than five percent of Anchor's common stock other than directors and executive officers;

•	each director and director nominee of Anchor;
•	each executive officer of Anchor or Anchor Bank for whom compensation is required to be disclosed under Item 402 of SEC Regulation S-K (known as "named executive officers"); and
•	all current directors and executive officers of Anchor and Anchor Bank as a group.
Persons and groups who beneficially own in excess of five percent of Anchor's common stock are required to file with the SEC, and provide Anchor a copy, reports disclosing their ownership pursuant to the Exchange Act. To Anchor's knowledge, no other person or entity, other than the ones set forth below, beneficially owned more than five percent of the outstanding shares of Anchor's common stock as of the close of business on the voting record date.

Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In accordance with Rule 13d-3 of the Exchange Act, a person is deemed to be the beneficial owner of any shares of common stock if he or she has voting and/or investment power with respect to those shares. Therefore, the table below includes shares owned by spouses, other immediate family members in trust, shares held in retirement accounts or funds for the benefit of the named individuals, shares held in the Anchor employee stock ownership plan, and other forms of ownership, over which shares the persons named in the table may possess voting and/or investment power.

As of the voting record date, there were [•] shares of Anchor common stock outstanding.

Name	Number of Shares Beneficially Owned(1)		Percent of Shares Outstanding (%)

Beneficial Owners of More Than 5%

Context BH Capital Management, LP	247,208	(2)	9.95
401 City Avenue, Suite 800
Bala Cynwyd, Pennsylvania 19004

Joel S. Lawson, IV	225,000	(3)	9.06
2040 Grubbs Mill Road
Berwyn, Pennsylvania 19312

Lighthouse Investment Partners, LLC	125,050		5.03
3801 PGA Boulevard, Suite 500
Palm Beach Gardens, Florida 33410

M3 Funds, LLC	139,465		5.61
10 Exchange Place, Suite 510
Salt Lake City, Utah 84111

Joseph Stilwell	236,466	(4)	9.52
111 Broadway, 12th Floor

Yakira Partners, LP	179,613		7.23
991 Post Road East, Second Floor
Westport, Connecticut 06880

Directors

Robert D. Ruecker	22,700	(5)	*
Jerald L. Shaw	37,258	(6)	*
Douglas A. Kay	8,200	(7)	*
George W. Donovan	17,200	(8)	*
Terri L. Degner	28,659	(9)	*
Reid A. Bates	2,250	(7)	*
Gordon Stephenson	3,050	(10)	*

Named Executive Officers Who Are Not Directors

Matthew F. Moran	13,324	(11)	*

All Executive Officers and Directors as a Group (9 persons)	140,216		5.64

(footnotes on the following page)

____________________
*	Less than one percent of shares outstanding.
(1)
Shares of restricted stock granted under the 2015 Equity Incentive Plan, as to which the holders have voting power but not investment power, are included as follows: Mr. Moran, 3,961 shares; and all executive officers and directors as a group, 3,495 shares.

(2)	According to a Schedule 13G filed February 13, 2018, Context BH Capital Management, LP has sole voting and dispositive power over the shares reported.
(3)	According to a Schedule 13D/A filed December 10, 2015, Mr. Lawson has sole voting and dispositive power over the shares reported.
(4)
According to a Schedule 13D/A filed September 6, 2016, Stilwell Activist Fund, L.P., Stilwell Activist Investments, L.P., Stilwell Partners, L.P., Stilwell Value LLC and Joseph Stilwell have shared voting and dispositive power over the shares reported.

(5)	Includes shares of restricted stock noted in footnote (1); remaining shares are held in individual retirement account ("IRA").
(6)
Includes shares of restricted stock noted in footnote (1), 9,500 shares held jointly with spouse, 849 shares held in IRA, 2,217 shares held in the ESOP, 3,245 shares held in spouse's IRA and 3,406 shares held by Shaw Family I LLC.

(7)	Includes shares of restricted stock noted in footnote (1); remaining shares are held jointly with spouse.
(8)
Includes shares of restricted stock noted in footnote (1), 4,000 shares held jointly with spouse, 4,000 shares held by William M. Donovan Trust as to which Mr. Donovan is trustee, as well as 2,000 shares held for his children.

(9)	Includes shares of restricted stock noted in footnote (1), 10,000 shares held jointly with spouse and 1,409 shares held in the ESOP.
(10)	Consists of 1,000 shares held jointly with spouse, 1,000 shares held in his spouse's IRA and 1,050 shares held as custodian for minors.
(11)	Includes shares of restricted stock noted in footnote (1).

THE MERGER
General
The boards of directors of FS Bancorp and Anchor have unanimously approved the merger agreement providing for the merger of Anchor with and into FS Bancorp, with FS Bancorp being the surviving entity, and the merger of Anchor Bank with and into 1st Security Bank of Washington, with 1st Security Bank of Washington being the surviving institution. We expect to complete the merger of Anchor with and into FS Bancorp during the quarter ending December 31, 2018.
Background of the Merger
              Anchor's board of directors regularly reviews and assesses Anchor's business strategies and objectives, with the goal of maximizing value for its shareholders. Following its mutual to stock conversion in January 2011, Anchor remained subject to a Cease and Desist Order with the FDIC and the DFI that was entered into in 2009. In connection with the lifting of the Cease and Desist Order in September 2012, Anchor entered into a Supervisory Directive with the Federal Reserve Bank of San Francisco ("Federal Reserve Bank") and Anchor Bank entered into a Supervisory Directive with the DFI.

On November 20, 2014, the DFI terminated its Supervisory Directive with Anchor Bank and on January 13, 2015, the Federal Reserve Bank terminated its Supervisory Directive with Anchor. Thereafter, the Anchor board of directors began assessing Anchor's business opportunities, including the possible acquisition of other financial institutions.

During 2015, Anchor's board of directors continued to review and assess its business strategies and objectives. With the termination of its supervisory directives, the shareholder activists that purchased shares in Anchor's offering of its common stock as part of its mutual to stock conversion began urging the Anchor board to maximize shareholder value through the sale of Anchor. In particular, two shareholder activists, Joel S. Lawson, and Joseph Stilwell and his affiliates (collectively, the "Stilwell Group") increased their demands on Anchor to find a potential acquisition partner.

During the months of September and October 2015, Mr. Lawson ran a proxy contest in connection with Anchor's October 2015 annual meeting of shareholders and he was successful in the appointment of his nominee, Varonica S. Ragan, to Anchor's and Anchor Bank's respective boards of directors on December 9, 2015. Ms. Ragan was also appointed as chairperson of the Anchor board of directors' strategic planning committee (the "Committee"). In connection with Ms. Ragan's appointment to Anchor's board of directors, Anchor also entered into a standstill agreement with Mr. Lawson and Ms. Ragan.

In March 2016, KBW, which had acted as financial advisor to Anchor in connection with the offering of Anchor's common stock in the mutual to stock conversion and maintained its relationship with Anchor following the conversion, met with the Anchor board of directors to discuss an analysis prepared by KBW regarding Anchor remaining independent versus a sale of Anchor.

On April 28, 2016, KBW indicated to the Committee that Company A could be a possible merger partner for Anchor. After discussion, the Committee decided to pursue this opportunity and authorized KBW to contact Company A regarding a possible transaction.

During the period that followed through July 22, 2016, Anchor entered into an engagement letter with KBW with respect to a possible acquisition of Anchor by Company A, unsuccessfully pursued a possible acquisition by Company A at proposed pricing to Anchor common shareholders of $27.00 per share with 30% of the consideration in cash and 70% of the consideration in Company A common stock, and evaluated, and elected not to pursue, a possible purchase of branches by Anchor Bank from another financial institution.

During the period between June 15, 2016 and mid-July 2016, members of senior management of Anchor and Anchor's counsel Breyer & Associates PC, which we refer to in this document as "B&A" engaged in discussions with members of the Stillwell Group regarding the desire of the Stillwell Group for Anchor to be sold at this time and Anchor, after proper demand by the Stilwell Group, provided its shareholders list to a representative of the Stillwell Group.

On July 20, 2016, by conference call, KBW recommended that the Anchor board consider expanding its search for a merger partner and proposed next steps in the process. The Anchor board authorized KBW to develop a recommended list of potential partners, and to prepare a confidential offering memorandum and other documents required to present information on Anchor to potential interested parties. In connection with its determination to pursue other merger partners, the Anchor board decided, after discussions with B&A, to announce Anchor's engagement of KBW as its financial advisor to evaluate and pursue its strategic alternatives through a press release and filing of a Current Report on Form 8-K with the SEC.

On July 22, 2016, KBW provided Anchor with an amendment to its engagement letter with respect to a transaction with Company A to expand its engagement to include other potential merger partners approved by Anchor.

On July 25, 2016, Anchor distributed a press release and filed the press release on a Current Report on Form 8-K with the SEC to announce its engagement of KBW to assist Anchor in identifying and evaluating various strategic options and operating scenarios intended to maximize shareholder value, including the potential sale or merger of Anchor.

On July 27, 2016, the Stilwell Group's Schedule 13D/A filed with the SEC indicated that they would seek to appoint a nominee to the Anchor board unless Anchor announced a sale transaction prior to its annual meeting of shareholders in September 2016.

On July 28, 2016, KBW was contacted by Brent J. Beardall, the then President and Chief Banking Officer of Washington Federal, indicating that Washington Federal might possibly be interested in a transaction with Anchor.

On August 1, 2016, Anchor signed the amended engagement letter with KBW pursuant to which KBW was engaged to contact other potential merger partners in its capacity as financial advisor to Anchor.

On August 5, 2016, the Committee and B&A participated in a conference call with KBW to discuss potential interested parties. KBW identified five potential partners to contact on a confidential basis to ascertain their respective level of interest in acquiring Anchor. Discussion followed regarding each party and its ability to complete a proposed transaction.

On August 16, 2016, the Committee participated in a conference call with B&A and KBW to discuss the Stilwell Group nominee to the Anchor board and the Stilwell Group's desire to sell Anchor. The Committee discussed the options available to Anchor regarding putting the Stilwell Group's nominee on the Anchor board. KBW provided an update on calls it had received from potential interested parties, including a credit union. The Committee also discussed (i) a potential branch acquisition from Company B for $32 or $33 million in deposits with a 2% deposit premium, which Anchor elected not to pursue and (iii) contacting Company C, a smaller bank, regarding a potential transaction with Anchor.

On August 23, 2016, Mr. Shaw discussed with a representative of the Stilwell Group the possibility of the appointment of a Stilwell Group nominee to the Anchor board of directors. That same day a representative of the Stilwell Group provided forms of a standstill agreement and a non-disclosure agreement to B&A for its review on behalf of Anchor. Negotiation of these agreements between B&A and representatives of the Stilwell Group followed.

On August 29, 2016, the Anchor board of directors appointed Gordon Stephenson, the nominee of the Stilwell Group, to the Anchor board. Mr. Stephenson's appointment was pursuant to a standstill agreement and a non-disclosure agreement between Anchor and the Stilwell Group, which also were approved by the Anchor board and executed by the parties. Anchor and the Stilwell Group distributed a joint press release announcing Mr. Stephenson's appointment, which was filed as an exhibit to a Current Report on Form 8-K and filed with the SEC.

During late August and early September 2016, in order to facilitate the sale process on behalf of Anchor, KBW prepared a confidential memorandum to be provided to interested parties to assist them in deciding whether to pursue a possible transaction with Anchor. The memorandum was compiled by KBW working with Anchor management and B&A.

On September 6, 2016, KBW provided the Committee, with B&A in attendance, with an expanded list of potential interested parties, which included a total of 13 financial institutions. Of the 13 potential institutions, KBW indicated that Company D might be a strong candidate, but had antitrust issues, as measured by the Herfindahl Hirschman Index ("HHI"), because it had a market overlap with Anchor. Committee chairperson, Ms. Ragan, requested that B&A provide her materials on HHI so she could better understand this issue. Materials were provided to her later that day. The Committee authorized KBW to contact the 13 financial institutions.

On September 13, 2016, KBW provided the Anchor board with an update of the non-disclosure agreements that had been requested and executed. Of the 13 institutions contacted, seven had requested non-disclosure agreements and four had signed non-disclosure agreements. This was in addition to the non-disclosure agreement previously signed by Company A and does not include the non-disclosure agreement signed at a later date by Company E that is described below.

On September 15, 2016, Company C indicated to KBW that based on Company C's analysis a transaction with Anchor was not a probability.

On October 5, 2016, the electronic data room was opened with access provided only to parties that had signed non-disclosure agreements. Due diligence ensued and four parties logged into the electronic data room.

On November 15, 2016, Director Ragan resigned from the Anchor and Anchor Bank boards of directors. As a result of her resignation, Director Stephenson was made chairperson of the Committee.

During the period October 7, 2016 through February 18, 2017, four parties, Company D, Company E, Company F and Washington Federal indicated an interest in a possible acquisition of Anchor with Company D providing a non-binding letter of intent with a transaction value of approximately $67.6 million or $27.00 per share with the consideration consisting of 50% cash at 50% in Company D common stock, Company F providing a verbal proposal with a transaction value of 95% of Anchor's shareholders tangible common equity with the consideration consisting solely of Company F common stock with a fixed exchange ratio and Washington Federal providing a non-binding letter of intent with a transaction value of approximately $63.9 million or $25.50 per share with the consideration consisting solely of Washington Federal common stock.  Company E did not submit an offer.  Anchor elected to pursue a possible transaction with Washington Federal because it presented the most favorable opportunity since the proposal from Company F with a higher implied value per share presented antitrust issues.

On February 24, 2017, KBW and B&A participated in a due diligence call with Mr. Beardall and Arian Colachis, General Counsel of Washington Federal. The purpose of the call was to discuss if there were any regulatory issues that could cause a problem for Washington Federal to obtain regulatory approval of the proposed transaction.

On February 28, 2017, a representative from the Stilwell Group contacted B&A regarding the expiration of the non-disclosure agreement with Anchor and a proposed extension for 30 days. The Anchor board of directors voted in favor of accepting the extension agreement. The Stilwell Group provided a signed copy of the extension agreement to Anchor, which was signed by Mr. Shaw.

On March 8, 2017, the Anchor board held a regular meeting to discuss the transaction with Washington Federal. KBW provided materials for the meeting and discussed financial aspects of the transaction. B&A also participated in the meeting by telephone and discussed the board's fiduciary duties and provisions to be included in the merger agreement for the transaction. That evening, KBW discussed with Mr. Beardall a proposed floating exchange ratio, which Mr. Beardall tentatively agreed with pending review of the proposed merger agreement in its entirety. The proposed floating exchange ratio provided for fixed pricing per share within a 20% collar. They also verbally agreed upon a walkaway right for Anchor in the event Washington Federal's stock price decreased in value more than 20% and such decrease exceeded an agreed upon index by more than 20%.

On March 14, 2017, B&A participated in a call with Anchor's board and reviewed the proposed merger agreement in detail with them. Following discussion regarding the merger agreement and questions to B&A regarding the agreement, B&A indicated that it would circulate a new draft to reflect the board's proposed changes.

On March 15, 2017, B&A provided a revised draft of the merger agreement to the Anchor board of directors for its review, which, among other revisions, reflected a change in the per share price from $25.50 to $25.75 as a result of the cancellation of certain shares in the transaction that were held by but unallocated under the Anchor employee stock ownership plan. The per share price increase did not change the aggregate consideration to be paid by Washington Federal in the transaction. This adjustment had been discussed with Washington Federal by KBW and was agreed to by Washington Federal.

On March 20, 2017, the Washington Federal board of directors and management reviewed and considered the proposed terms of the transaction, and approved and authorized management to execute and deliver the merger agreement, with any further revisions thereto deemed advisable by Washington Federal management, and delegated authority to Washington Federal management to take such further actions necessary to consummate the transaction.

On March 22, 2017, the Anchor board of directors met with representatives of the Washington Federal board of directors and management in Seattle, Washington to discuss the proposed transaction. KBW representatives also attended the meeting. During this meeting the Anchor board and KBW were given the opportunity to ask due diligence questions about Washington Federal and its operations and future prospects. Washington Federal indicated that it would be working with Davis Wright and would be reviewing the proposed merger agreement with them.

During the period March 28 through April 6, 2017, Anchor and Washington Federal through their respective counsel exchanged multiple drafts of the merger agreement. Each draft was circulated for review and comment by both parties and their representatives.

During the period April 6, 2017 through April 10, 2017, Anchor and Washington Federal exchanged and updated their respective disclosure schedules to the merger agreement.

On April 11, 2017, the Anchor board of directors and Washington Federal management reviewed, discussed and approved the final merger agreement and it was executed by the parties. At the Anchor meeting, KBW reviewed the financial aspects of the proposed merger and rendered to Anchor's board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the exchange ratio in the proposed merger was fair, from a financial point of view, to the holders of Anchor common stock.  Announcement was made that Washington Federal was to acquire Anchor Bancorp for $63.9 million in stock.

During the period April 14, 2017 through May 4, 2017, Anchor prepared information to be contained in the Bank Merger Application.  On April 20, 2017 B&A provided its comments on the Bank Merger Application and the exemption request that would be filed with the Federal Reserve Board.

On May 4, 2017, Washington Federal filed the Bank Merger Application with the Office of the Comptroller of the Currency or OCC and other bank regulators and the exemption request with the Federal Reserve Board.

Between April 17, 2017 and May 23, 2017, Anchor prepared materials to be included in the registration statement on Form S-4 to be filed with the SEC by Washington Federal and reviewed and proposed comments to the drafts of the registration statement.

On May 23, 2017, Washington Federal filed its Form S-4 registration statement with the SEC.

On June 19, 2017, the SEC issued a comment letter and on June 23, 2018 Washington Federal filed an amendment to its registration statement on Form S-4 and did not receive any additional comments.

On June 29, 2017, Washington Federal informed Anchor that the OCC had opted to use a longer time period to evaluate the Bank Merger Application and they discussed whether there should be a delay in Form S-4 going effective.

On July 18, 2017, Anchor had a board meeting and it was reported that Washington Federal had not heard back from the OCC on the Bank Merger Application and it was not known when the Anchor special shareholders meeting to vote on the merger could be scheduled.

Between July 2017 and September 20, 2017, there were numerous communications between Anchor and Washington Federal concerning the delays in the regulatory process.

On September 21, 2017, Washington Federal indicated to Anchor that certain issues with respect to its subsidiary bank's procedures, systems and processes relating to its Bank Secrecy Act ("BSA") program had been identified.

On September 22, 2017, Anchor had a special board meeting and discussed some changes it would like to see to the merger agreement in light of the delay in closing the transaction.

•	Repurchase of stock
•	Dividends
•	Increase in the merger pricing
•	Increase in severance
•	Reduce termination fee
•	Retention bonuses
•	More ability to diversify the loan portfolio and raise the limit on loans that require Washington Federal approval
•	More flexibility on deposits
•	Reimbursement of merger expenses

On September 24, 2017, counsel to Washington Federal provided a revised draft of the press release and Amendment No. 1 to the merger agreement for Anchor's review. Revisions to the documents were made between September 25, 2017 and September 27, 2017.

On September 26, 2017, the Anchor board met and discussed Amendment No.1 to the merger agreement.  KBW explained that the proposed amendment would revise the pricing to 100.7% of tangible book value versus a specific dollar amount.  The termination fee was reduced from 4% to 1.5%.  Washington Federal withdrew its regulatory application and it would be resubmitted at a later date.

On September 27, 2017, Amendment No.1 to the merger agreement was signed and a press release was issued and the Form 8-K was filed. The press release announced that Washington Federal and Anchor had mutually agreed to amend their merger agreement. The amendment increased the pricing to 100.7% of tangible book value, decreased the termination fee from 4.0% to 1.5% and extended from December 31, 2017 to June 30, 2018 the date after which either party can elect to terminate the agreement if the transaction contemplated by the agreement has not yet been completed. The need for the amendment was due to the identification of certain issues with respect to procedures, systems and processes of Washington Federal's bank subsidiary, Washington Federal, National Association, relating to its BSA program.  Washington Federal withdrew its regulatory application and it would be resubmitted at a later date.  The amendment to the merger agreement also provided for up to three additional six month extensions beyond June 30, 2018, and addressed certain Anchor operational matters in light of the extension.

On October 4, 2017, Washington Federal indicated it would have no objection to bonus and retention payments by Anchor Bank for its employees.

On November 17, 2017, pursuant to Amendment No.1 to the merger agreement, Anchor announced that its board had authorized the repurchase of up to 40,000 shares.

On February 13, 2018, Brent Beardall met with the Anchor board to provide an update and he stated that it was not known when Washington Federal might expect regulatory approval.  After Mr. Beardall left the meeting there was a lengthy discussion and the Anchor Board decided to request another amendment to the merger agreement that would provide Anchor with a 120 day go shop provision without the imposition of a breakup fee.

On March 13, 2018, there was a special meeting of the Anchor board to approve proceeding with Amendment No. 2 to the merger agreement to allow Anchor to pursue an alternative transaction, without penalty, for a 120 day period.

On April 2, 2018, there was a special meeting of the Anchor board and it approved Amendment No. 2 to the merger agreement and the Form 8-K to be filed with the SEC relative thereto.

On April 2, 2018, Amendment No. 2 to the merger agreement was signed and a Form 8-K filed by both companies on that date.  The Amendment allowed Anchor and its representatives, notwithstanding any provision of the merger agreement or any amendment thereto, the right to solicit, pursue and otherwise take all action to facilitate a possible alternative transaction with a party other than Washington Federal for a 120 day period beginning on April 2, 2018 and ending on July 31, 2018.  Amendment No. 2 also included the right of Anchor to terminate the merger agreement during that period, upon its acceptance of a non-binding letter of intent for an alternative transaction, without the payment of any termination fee or other penalty to Washington Federal.  It also extended from June 30, 2018 to August 31, 2018 the date after which either party could elect to terminate the merger agreement if the merger transaction contemplated by the merger agreement had not yet been completed and left in place the three additional extension periods that were previously agreed to.

Beginning on April 2, 2018, on behalf of Anchor, KBW had contact with nine institutions concerning a potential alternative transaction with Anchor.  Five of those institutions signed non-disclosure agreements. One of the five was FS Bancorp that signed a non-disclosure agreement on April 4, 2018.

On April 6, 2018, the President of Company G met with Mr. Shaw. Subsequent to that meeting, Company G engaged an investment banking firm to explore the possibility of an alternative transaction with Anchor.

 On and after April 9, 2018, the parties that signed non-disclosure agreements were provided access to  extensive information on Anchor contained in the data room created by Anchor with the assistance of KBW.  Updated and additional information was added by Anchor to the data room frequently during the period subsequent to April 9, 2018.

On April 26, 2018, Mr. Shaw received a call from the President of Company G to schedule a lunch meeting.

On May 3, 2018, the President of Company G had lunch with Mr. Shaw.  During lunch they discussed Company G's interest in acquiring Anchor and what the pro forma company would look like.

On May 4, 2018, there was an update from Mr. Beardall to Mr. Shaw on the remedial actions being taken by Washington Federal.

There was a joint meeting of the Committee and the Anchor board, with KBW in attendance, on May 8, 2018.  KBW reviewed with the Committee and the Anchor board a list of the potential parties that had expressed an interest in Anchor. The board and Committee discussed that Mr. Shaw and Ms. Degner will be meeting with two of the potential interested parties over the coming week.  There was a discussion of the differences in cash and stock transactions.

On May 10, 2018, there was a meeting with Mr. Shaw and Ms. Degner with representatives of Company H.  The discussions focused on corporate strategies to determine if the cultures of the companies aligned. At the meeting the representatives discussed loan philosophy as well as branch structure, deposit pricing as well as the personnel at the branch locations.

On May 16, 2018, Company G's investment banker provided a due diligence list for the meeting that was held on that date.  The meeting was attended by the senior management team of Company G, Company G's investment banking firm and Mr. Shaw and Ms. Degner. KBW participated by conference call.  Company G's representatives provided an overview of the process it anticipated and discussed information concerning Anchor, its governance, financials, deposits, loan portfolio, credit process and asset quality, whether there was any legal or regulatory issues and next steps in the process.  Anchor discussed that minimizing execution risk is very important to them in evaluating a potential transaction.

On May 21, 2018, KBW received an additional data request from Company G's investment banker.

On May 24, 2018, KBW followed up with Raymond James & Associates, Inc. ("Raymond James"), FS Bancorp's investment banker, about the status of a proposal from FS Bancorp.

On May 29, 2018, a conference call was held between Mr. Shaw and Ms. Degner, KBW and B&A to discuss the proposals that had been received by KBW from the interested parties, Company G, Company H, Company I and FS Bancorp relating to an alternative transaction.

On May 30, 2018, there was a joint meeting of the Committee and Anchor's board with KBW and B&A in attendance via conference call.   KBW provided an update regarding the process to pursue an alternative transaction.  The four parties that did not sign NDAs elected not to pursue a transaction with Anchor.  Two of those parties indicated that they were not interested because they were involved in other transactions.  One party indicated that it did not wish to pursue a transaction with Anchor because it was not interested in Anchor's market area.  The remaining party indicated that it did not wish to pursue a transaction because it believed Anchor's cost of funds and its concentration in real estate loans were both too high.  Also, one of the parties that entered into a non-disclosure agreement decided not to provide a proposal. KBW discussed in detail the non-binding letters of intent received from the interested parties. After discussions, KBW was requested to reach out to the interested parties and ask that they re-evaluate their offers for the purpose of increasing their pricing. KBW and B&A were requested to assess whether other revisions should be considered to the letters of intent.  KBW then discussed a target to have final proposals by the end of June 2018 for consideration by the Anchor board.  Mr. Shaw updated the Board on his discussions with Washington Federal and that it sounded like the remedial actions were taking more time than originally anticipated.
.
The four non-binding letters of intent that were received contained the following pricing terms:

•	Company G - $30.00 per share or approximately $74.5 million in the aggregate with 50% in cash and 50% in Company G common stock;
•	Company H - $29.30 per share or approximately $72.8 million in the aggregate in an all cash transaction;
•	Company I - $26.00 per share or approximately $64.7 million in the aggregate in an all cash transaction; and
•	FS Bancorp - $28.50 per share or approximately $71 million in the aggregate with 40% in cash and 60% in FS Bancorp common stock.

On June 3, 2018, Anchor provided comments on the letters of intent of  Company G, Company H and FS Bancorp and requested that revised letters of intent be provided on June 25, 2018.  The comments generally covered:

•	Whether the acquiror would be willing to use the form of merger agreement entered into by Anchor and Washington Federal and what material revisions (other than pricing terms) would be requested;
•	Whether credit would be provided to the employees of Anchor and its subsidiaries for their prior service under the acquiror's benefit plans;

•	Whether the three or four employees not covered in the Anchor Bank severance plan could be included;
•	Whether the acquiror would be willing to use the voting and non-solicitation agreements previously agreed to in the Washington Federal transaction;
•	Protection against execution risk if acquiror shareholder approval was required;
•	The date by which the acquiror's due diligence would be completed;
•
Whether the acquiror would allow Anchor shareholders to receive the economic benefit of the outstanding Anchor shares that will be cancelled in retirement of the loan indebtedness of the Anchor employee stock ownership plan; and

•	That the acquiror submit its final and best offer by June 25, 2018.

On June 7, 2018, Anchor provided the same comments to Company I on its letter of intent.  Company I, through its investment banker, indicated it was pursuing a different direction and would not be submitting an updated proposal.

On June 13, 2018, members of senior management of FS Bancorp met with Mr. Shaw and Ms. Degner in Lacey, Washington.  Also present were representatives of Raymond James and KBW via conference call. At the meeting FS Bancorp discussed its corporate strategy, structure and vision, financial results, branch operations and key personnel and other business matters.

On June 14, 2018, Mr. Adams of FS Bancorp called Ms. Degner to discuss FS Bancorp's core values.  Loan due diligence was conducted by Company G, Company H and FS Bancorp between June 18 and June 22, 2018. Loan diligence involved a review of loan files and the ability to ask questions of Anchor's lending personnel.

On June 19, 2018, officers of Anchor Bank had telephone conferences with seven representatives of a firm retained by Company G to discuss the credit culture of Anchor Bank.

On June 21, 2018, FS Bancorp had a meeting of its board of directors to discuss revisions to its letter of intent.

On June 21, 2018, B&A confirmed with Company H's Chief Legal Officer, Chief Compliance Officer and Treasurer by telephone that there was no impediment to the regulatory process and a representative of Company H contacted Mr. Shaw by telephone to indicate that they were looking forward to working together on the proposed transaction.

On June 22, 2018, according to its investment banking firm, Company G had a board meeting to revise its proposal.

On June 25, 2018, Anchor received letters of intents from the three remaining interested parties containing their pricing terms as follows:
•	Company G - $32.00 per share or approximately $79.5 million in the aggregate with 50% in cash and 50% in Company G common stock;
•	Company H - $29.50 per share or approximately $73.1 million in the aggregate in an all cash transaction; and
•	FS Bancorp - $31.00 per share or approximately $77.2 million in the aggregate with 40% in cash and 60% in FS Bancorp common stock.

On June 25, 2018, there was additional due diligence by the firm Company G hired to perform due diligence on the Anchor credit card portfolio.

On June 26, 2018, KBW checked to see if Company H would increase its price.

On June 26, 2018, there was a conference call with Mr. Shaw, Ms. Degner, KBW and B&A to discuss the transaction process.

On June 27, 2018, KBW sent materials to Anchor comparing the provisions of the letters of intent submitted by the three remaining interested parties.

On June 28, 2018, Mr. Shaw spoke with Company H to request that they consider increasing their price and on that date Company H increased its price to $30.10 per shares or $74.8 million.

On June 29, 2018, there was a joint meeting of the Committee and the Anchor board.  KBW reviewed the proposals that had been received, the status of each and the updated KBW presentation material it provided to the board.  KBW noted that Jerry Shaw and Terri Degner had met with all three parties.  KBW discussed potential factors that could affect the execution risk of each proposal and the relative attractiveness of the stock portions of the merger consideration being offered by Company G and FS Bancorp.  The board reviewed the revised proposals and determined that the FS Bancorp proposal provided the best value to Anchor.  Gordon Stephenson, a director of Anchor and Anchor Bank, discussed with the group that he owns a small amount of stock in FS Bancorp and it is the primary bank his company uses but that all the transactions were at arm's length.  In selecting FS Bancorp over Company G the Anchor board considered that Company G does not pay a dividend, Company G would be required to obtain shareholder approval, FS Bancorp had superior earnings and share performance, the lack of liquidity in Company G's shares, and FS Bancorp would not be required to obtain shareholder approval and had previously completed a branch acquisition. The Anchor board directed KBW to request additional information from FS Bancorp as to whether it anticipated any regulatory impediments to the completion of the proposed transaction.

On June 29, 2018, FS Bancorp provided an update on conversations it had with regulators and indicated that it had no reason to believe that regulatory approval would not be obtained on the bank merger applications.

On June 29, 2018, all three remaining interested parties were notified of the results of the Anchor board meeting.

On June 29, 2018, Ms. Degner agreed to enter into consulting agreement with 1st Security Bank of Washington.

On July 1, 2018, Raymond James distributed a time and responsibility of the events up to the signing of the definitive merger agreement by Anchor and FS Bancorp and on July 2, 2018 there was a conference call between the parties and their representatives to discuss the schedule.

On July 2, 2018, on behalf of Anchor, KBW provided FS Bancorp and Raymond James with an information request list for reverse due diligence on FS Bancorp by Anchor.

On July 3, 2018, Keller Rohrback, L.L.P. counsel to FS Bancorp, commenced preparation of a definitive merger agreement based on the draft that Anchor entered into with Washington Federal.

On July 9, 2018, FS Bancorp performed additional loan due diligence on Anchor.

On July 10, 2018, FS Bancorp circulated to Anchor a draft of the merger agreement.  Negotiation of the merger agreement continued until signing on July 17, 2018.  Also, on July 10, 2018 FS Bancorp created a data room with the reverse due diligence information.

On July 11, 2018, Anchor discussed with Washington Federal that it was proceeding with an alternative transaction and proposed a mutual termination agreement.

On July 11, 2018, there was discussion between KBW and FS Bancorp on whether the price per share should be increased based on the cancellation of outstanding Anchor shares equal to the loan indebtedness of the Anchor employee stock ownership plan upon transaction completion.

On July 12, 2018, FS Bancorp indicated it had taken into account the cancellation of such shares in its revised proposal and would not increase its revised pricing.

On July 12, 2018, B&A on behalf of Anchor circulated a revised merger agreement and followed up on status of reverse due diligence.

On July 13, 2018, the merger agreement, the mutual termination agreement with Washington Federal and the proposed resolutions were distributed to the Anchor board of directors.
On July 13, 2018, Anchor provided its disclosure schedule to FS Bancorp.

On July 14, 2018, FS Bancorp and Anchor agreed to prepare a joint press release rather than having each party prepare a separate release.

On July 15, 2018, Anchor received a first draft of the press release from FS Bancorp.

On July 16, 2018, the Anchor board of directors met with members of FS Bancorp senior management in Lacey, Washington to discuss the proposed transaction. KBW representatives also attended the meeting via conference call. During this meeting the Anchor board and KBW were given the opportunity to ask questions about FS Bancorp and its operations and future prospects.
On July 16, 2018, there was a conference call between representatives of Anchor and FS Bancorp to discuss the possibility of salary increases and retention bonuses for Anchor Bank employees. Subsequent to the call, Anchor and FS Bancorp determined it would preferable to consider this at a later date.
On July 17, 2018, FS Bancorp provided its disclosure schedule to Anchor.
On July 17, 2018, the Anchor board of directors held a special meeting.  Representatives from KBW and B&A participated in the meeting.  At the meeting, the Anchor board of directors reviewed the mutual termination agreement with Washington Federal and the final merger agreement with FS Bancorp, ancillary agreements and related summaries and supplemental materials in detail.  At the meeting, KBW reviewed the financial aspects of the proposed merger with FS Bancorp and rendered to Anchor's board of directors an opinion to the effect that, as of that date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in such opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Anchor common stock.  At the conclusion of the meeting, the Anchor board of directors unanimously approved the mutual termination agreement and the merger agreement and ancillary agreements.
On July 17, 2018, the FS Bancorp board of directors held a special meeting to vote on the merger agreement and ancillary agreements. At the meeting, FS Bancorp's legal counsel Keller Rohrback L.L.P. reviewed the legal aspects of the merger agreement with the board and representatives of Raymond James reviewed the financial aspects of the proposed merger. At the conclusion of the meeting, the FS Bancorp board of directors unanimously approved the merger agreement and ancillary agreements.
On July 17, 2018, Anchor and Washington Federal entered in to the mutual termination agreement and Anchor and FS Bancorp executed the merger agreement, the ancillary agreements were entered into, and the consulting agreement between Ms. Degner and 1st Security Bank of Washington and other ancillary agreements were executed.

A joint press release was issued on the evening of July 17, 2018 announcing the transaction.

Recommendation of the Anchor Board of Directors and Reasons of Anchor for the Merger
After careful consideration, at a meeting held on July 17, 2018, Anchor's board of directors unanimously determined that the merger agreement, including the merger and the other transactions contemplated thereby, is in the best interests of Anchor and its shareholders.  Accordingly, Anchor's board of directors unanimously approved the merger agreement and recommends that Anchor's shareholders vote "FOR" approval of the merger agreement and "FOR" approval of the adjournment proposal.

In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement and recommend that its shareholders vote "FOR" the approval of the merger agreement, the Anchor board of directors evaluated the merger agreement, the merger and the other transactions contemplated by the merger agreement in consultation with Anchor management, as well as Anchor's independent financial and legal advisors, and considered a number of factors, including the following material factors:

•
its knowledge of Anchor's business, operations, financial condition, asset quality, earnings, loan portfolio, capital and prospects both as an independent organization, and as a part of a combined company with FS Bancorp;

•
its ability to terminate Anchor's current existing merger agreement with Washington Federal without penalty to enter into a merger or acquisition agreement with another party for an alternative transaction;

•	the sale process conducted by it for an alternative transaction to replace Anchor's merger transaction with Washington Federal;

•
its understanding of FS Bancorp's business, operations, regulatory and financial condition, asset quality, earnings, capital and prospects taking into account publicly available information and information furnished by FS Bancorp;

•
its belief that the merger will result in a stronger commercial banking franchise with a diversified revenue stream, strong capital ratios, a well-balanced loan portfolio and an attractive funding base that has the potential to deliver enhanced value to Anchor's shareholders as compared to continuing to operate as a stand-alone entity;

•
its belief that the two companies share a common vision of the importance of customer service and local decision-making and that management and employees of Anchor and FS Bancorp possess complementary skills and expertise, which it believes should facilitate integration and implementation of the transaction;

•
the expanded possibilities, including organic growth and future acquisitions, that would be available to FS Bancorp, given its larger size, asset base, capital, market capitalization, trading liquidity and footprint;

•
the anticipated pro forma financial impact of the merger on FS Bancorp, including potential synergies, and the expected impact on financial metrics such as earnings and tangible equity per share, as well as on regulatory capital levels;

•	the merits of competing proposals and its determination that the merger was the best overall transaction;

•
the financial presentation, dated July 17, 2018, of KBW to the Anchor board of directors and the opinion, dated July 17, 2018, of KBW to the Anchor board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of Anchor common stock of the merger consideration in the proposed merger, as more fully described below under "--Opinion of Anchor's Financial Advisor";

•	the benefits to Anchor and its customers of operating as a larger organization, including enhancements in products and services, higher lending limits, and greater financial resources;

•
the increasing importance of operational scale and financial resources in maintaining efficiency and remaining competitive over the long term and in being able to capitalize on technological developments which significantly impact industry competitive conditions;

•	the expected social and economic impact of the merger on the constituencies served by Anchor, including its borrowers, customers, depositors, employees, suppliers and communities;

•
its understanding of the current and prospective environment in which Anchor and FS Bancorp operate, including national and local economic conditions, that portions of Anchor's primary market are experiencing challenging economic conditions and higher unemployment and slower population growth than the rest of Western Washington, the interest rate environment, increasing operating costs resulting from regulatory initiatives and compliance mandates. The continued rapid consolidation in the financial services industry and the competitive effects of the increased consolidation on smaller financial institutions such as Anchor;

•	the ability of FS Bancorp to complete the merger from a financial and regulatory perspective;

•
the equity interest in the combined company that Anchor's existing shareholders will receive in the merger, which allows such shareholders to continue to participate in the future success of the combined company;

•
the greater market capitalization and trading liquidity of FS Bancorp common stock in the event that Anchor shareholders desired to sell the shares of FS Bancorp common stock to be received by them following completion of the merger;

•	FS Bancorp has existing resources to fund the cash portion of the merger consideration;

•	that FS Bancorp has paid cash dividends on its common stock every year since 2013;

•	its understanding that the merger will qualify as a "reorganization" under the Code, providing favorable tax consequences to Anchor's shareholders in the merger; and

•
Anchor's review with Anchor's independent legal advisor, B&A, of the material terms of the merger agreement, including the board's ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to Anchor's shareholders and to consider and pursue a better unsolicited acquisition proposal, subject to the payment by Anchor of a termination fee of approximately $2.7 million to FS Bancorp, which the board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, as well as the nature of the covenants, representations and warranties and termination provisions in the merger agreement.

The Anchor board of directors also considered a number of potential risks and uncertainties associated with the merger in connection with its deliberation of the proposed transaction, including, without limitation, the following:

•	the potential risk of diverting management attention and resources from the operation of Anchor's business and towards the completion of the merger;

•
the restrictions on the conduct of Anchor's business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent Anchor from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of Anchor absent the pending merger;

•	the potential risks associated with achieving anticipated cost savings and successfully integrating Anchor's business, operations and workforce with those of FS Bancorp;

•	the merger-related costs;

•
the fact that the interests of Anchor's directors and executive officers may be different from, or in addition to, the interests of Anchor's other shareholders as described below under the heading "–Interests of Certain Persons in the Merger";

•
the fact that, while Anchor expects that the merger will be consummated, there can be no assurance that all conditions to the parties' obligations to complete the merger agreement will be satisfied, including the risk that necessary regulatory approvals of the merger and the bank merger or the Anchor shareholder approval of the merger agreement might not be obtained and, as a result, the merger may not be consummated;

•	the risk of potential employee attrition and/or adverse effects on business and customer relationships as a result of the pending merger;

•
the fact that: (i) Anchor would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement; and (ii) Anchor would be obligated to pay to FS Bancorp a termination fee of approximately $2.7 million if the merger agreement is terminated under certain circumstances, all of which may discourage other parties potentially interested in a strategic transaction with Anchor from pursuing such a transaction; and

•	the other risks described under the section entitled "Risk Factors."

The foregoing discussion of the information and factors considered by the Anchor board of directors is not intended to be exhaustive, but includes the material factors considered by the Anchor board of directors. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, the Anchor board of directors did not quantify or assign any relative weights to the specific factors it considered, and individual directors may have given different weights to different factors. The Anchor board of directors considered all these factors as a whole, and overall considered the factors to be favorable to, and to support, its determination.
Anchor's board of directors unanimously approved the merger agreement and recommends that Anchor's shareholders vote "FOR" approval of the merger agreement and "FOR" approval of the adjournment proposal. Anchor shareholders should be aware that Anchor's directors and executive officers have interests in the merger that are different from, or in addition to, those of other Anchor shareholders. The Anchor board of directors was aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement, and in recommending that the shareholders of Anchor approve the merger agreement. See "–Interests of Certain Persons in the Merger."
This summary of the reasoning of Anchor's board of directors and other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section entitled "Cautionary Statement Regarding Forward-Looking Statements."

Opinion of Anchor's Financial Advisor
Anchor engaged Keefe, Bruyette & Woods, Inc. ("KBW") to render financial advisory and investment banking services to Anchor, including an opinion to the Anchor board of directors as to the fairness, from a financial point of view, to the holders of Anchor common stock of the merger consideration to be received by such shareholders in the proposed merger of Anchor with and into FS Bancorp. Anchor selected KBW because KBW is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger. As part of its investment banking business, KBW is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of its engagement, representatives of KBW attended the meeting of the Anchor board held on July 17, 2018, at which the Anchor board evaluated the proposed merger. At this meeting, KBW reviewed the financial aspects of the proposed merger with the Anchor board and rendered to the Anchor board an opinion to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW as set forth in its opinion, the merger consideration in the proposed merger was fair, from a financial point of view, to the holders of Anchor common stock. The Anchor board approved the merger agreement at this meeting.

The description of the opinion set forth herein is qualified in its entirety by reference to the full text of the opinion, which is attached as Appendix B to this document and is incorporated herein by reference, and describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by KBW in preparing the opinion.

KBW's opinion speaks only as of the date of the opinion. The opinion was for the information of, and was directed to, the Anchor board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion addressed only the fairness, from a financial point of view, of the merger consideration in the merger to the holders of Anchor common stock. It did not address the underlying business decision of Anchor to engage in the merger or enter into the merger agreement or constitute a recommendation to the Anchor board in connection with the merger, and it does not constitute a recommendation to any holder of Anchor common stock or any shareholder of any other entity as to how to vote in connection with the merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders' or affiliates' agreement with respect to the merger or exercise any dissenters' or appraisal rights that may be available to such shareholder.

KBW's opinion was reviewed and approved by KBW's Fairness Opinion Committee in conformity with its policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

In connection with the opinion, KBW reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Anchor and FS Bancorp and bearing upon the merger, including, among other things:

•	a draft of the merger agreement dated July 13, 2018 (the most recent draft then made available to KBW);
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended June 30, 2017 of Anchor;
•	the unaudited quarterly financial statements and the Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2017, December 31, 2017 and March 31, 2018 of Anchor;
•	the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of FS Bancorp;
•	the unaudited quarterly financial statements and the Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 of FS Bancorp;
•
certain regulatory filings of Anchor and FS Bancorp and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended June 30, 2017 (in the case of Anchor) and the three-year period ended December 31, 2017 (in the case of FS Bancorp), as well as the quarters ended September 30, 2017 and December 31, 2017 (in the case of Anchor) and the quarter ended March 31, 2018 (in the case of Anchor and FS Bancorp);

•	certain other interim reports and other communications of Anchor and FS Bancorp to their respective shareholders; and
•
other financial information concerning the businesses and operations of Anchor and FS Bancorp that was furnished to KBW by Anchor and FS Bancorp or which KBW was otherwise directed to use for purposes of KBW's analyses.

KBW's consideration of financial information and other factors that it deemed appropriate under the circumstances or relevant to its analyses included, among others, the following:

•	the historical and current financial position and results of operations of Anchor and FS Bancorp;
•	the assets and liabilities of Anchor and FS Bancorp;
•	the nature and terms of certain other merger transactions and business combinations in the banking industry;
•	a comparison of certain financial and stock market information for Anchor and FS Bancorp with similar information for certain other companies the securities of which were publicly traded;
•
publicly available research analyst "street estimates" of Anchor for 2018, as well as assumed Anchor growth rates for periods thereafter provided to KBW by Anchor management, all of which information was discussed with KBW by such management and used and relied upon by KBW based on such discussions, at the direction of Anchor management and with the consent of the Anchor board;

•
publicly available consensus "street estimates" of FS Bancorp for 2018 and 2019, as well as assumed FS Bancorp long-term growth rates that were provided to KBW by FS Bancorp management, all of which information was discussed with KBW by FS Bancorp management and used and relied upon by KBW based on such discussions, at the direction of Anchor management and with the consent of the Anchor board; and

•
estimates regarding certain pro forma financial effects of the merger on FS Bancorp (including, without limitation, the cost savings and related expenses expected to result or be derived from the merger) that were prepared by, and provided to and discussed with KBW by, the management of FS Bancorp, and used and relied upon by KBW based on such discussions, at the direction of Anchor management and with the consent of the Anchor board.

KBW also performed such other studies and analyses as it considered appropriate and took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuation and knowledge of the banking industry generally. KBW also participated in discussions with the managements of Anchor and FS Bancorp regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as KBW deemed relevant to its inquiry. In addition, KBW considered the results of the efforts undertaken, with KBW's assistance, by or on behalf of and at the direction of Anchor, to solicit indications of interest from third parties regarding a potential transaction with Anchor, including with respect to the terminated merger transaction with Washington Federal.

In conducting its review and arriving at its opinion, KBW relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to it or that was publicly available and did not independently verify the accuracy or completeness of any such information or assume any responsibility or liability for such verification, accuracy or completeness. KBW relied upon the management of Anchor as to the reasonableness and achievability of the publicly available research analyst "street estimates" of Anchor for 2018 and the assumed Anchor growth rates for periods thereafter referred to above, and KBW assumed that such information was reasonably prepared and represented, or in the case of the publicly available research analyst "street estimates" of Anchor that such estimates were consistent with, the best currently available estimates and judgments of Anchor management and that the forecasts, projections and estimates contained in all such information would be realized in the amounts and in the time periods estimated. KBW further relied, with the consent of Anchor, upon FS Bancorp management as to the reasonableness and achievability of the publicly available consensus "street estimates" of FS Bancorp and the estimates regarding certain pro forma financial effects of the merger on FS Bancorp (and the assumptions and bases therefor, including without limitation the cost savings and related expenses expected to result or be derived from the merger) referred to above, and KBW assumed, with the consent of Anchor, that all such information was reasonably prepared and represented, or in the case of the publicly available consensus "street estimates" of FS Bancorp that such estimates were consistent with, the best currently available estimates and judgments of FS Bancorp management and that the forecasts, projections and estimates contained in all such information would be realized in the amounts and in the time periods estimated.

It is understood that the portion of the foregoing financial information of Anchor and FS Bancorp that was provided to KBW was not prepared with the expectation of public disclosure and that all the foregoing financial information, including the publicly available "street estimates" of Anchor and FS Bancorp referred to above, was based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. KBW assumed, based on discussions with the respective managements of Anchor and FS Bancorp and with the consent of the Anchor board, that all such information provided a reasonable basis upon which KBW could form its opinion and KBW expressed no view as to any such information or the assumptions or bases therefor. KBW relied on all such information without independent verification or analysis and did not in any respect assume any responsibility or liability for the accuracy or completeness thereof.

KBW also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Anchor or FS Bancorp since the date of the last financial statements of each such entity that were made available to KBW. KBW is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and KBW assumed, without independent verification and with Anchor's consent, that the aggregate allowances for loan and lease losses for Anchor and FS Bancorp are adequate to cover such losses. In rendering its opinion, KBW did not make or obtain any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Anchor or FS Bancorp, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did KBW examine any individual loan or credit files, nor did it evaluate the solvency, financial capability or fair value of Anchor or FS Bancorp under any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, KBW assumed no responsibility or liability for their accuracy.

KBW assumed, in all respects material to its analyses:

•
that the merger and any related transaction (including the bank merger) would be completed substantially in accordance with the terms set forth in the merger agreement (the final terms of which KBW assumed would not differ in any respect material to KBW's analyses from the draft reviewed and referred to above) with no adjustments to the merger consideration and with no other consideration or payments in respect of the Anchor common stock;

•	that the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement were true and correct;
•	that each party to the merger agreement and all related documents would perform all of the covenants and agreements required to be performed by such party under such documents;
•
that there were no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the merger or any related transactions (including the  bank merger) and that all conditions to the completion of the merger and such related transaction would be satisfied without any waivers or modifications to the merger agreement or any of the related documents; and

•
that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the merger and any related transaction (including the bank merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, would be imposed that would have a material adverse effect on the future results of operations or financial condition of Anchor, FS Bancorp or the pro forma entity, or the contemplated benefits of the merger, including without limitation the cost savings and related expenses expected to result or be derived from the merger.

KBW assumed that the merger would be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. KBW was further advised by representatives of Anchor that Anchor relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Anchor, FS Bancorp, the merger and any related transaction (including the bank merger), and the merger agreement. KBW did not provide advice with respect to any such matters.

KBW's opinion addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Anchor common stock of the merger consideration to be received by such holders in the merger. KBW expressed no view or opinion as to any other terms or aspects of the merger or any term or aspect of any related transaction (including the bank merger), including without limitation, the form or structure of the merger (including the form of the merger consideration or the allocation thereof between cash and stock) or any such related transaction, any consequences of the merger or any related transaction to Anchor, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the merger or otherwise. KBW's opinion was necessarily based upon conditions as they existed and could be evaluated on the date of such opinion and the information made available to KBW through such date. Developments subsequent to the date of KBW's opinion may have affected, and may affect, the conclusion reached in KBW's opinion and KBW did not and does not have an obligation to update, revise or reaffirm its opinion. KBW's opinion did not address, and KBW expressed no view or opinion with respect to:

•	the underlying business decision of Anchor to engage in the merger or enter into the merger agreement;

•
the relative merits of the merger as compared to any alternative transactions or strategies that are, have been or may be available to or considered by Anchor or the Anchor board, including without limitation the terminated merger transaction with Washington Federal;

•
the fairness of the amount or nature of any compensation to any of Anchor's officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Anchor common stock;

•
the effect of the merger or any related transaction on, or the fairness of the consideration to be received by, holders of any class of securities of Anchor (other than the holders of Anchor common stock solely with respect to the merger consideration, as described in KBW's opinion and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of FS Bancorp or any other party to any transaction contemplated by the merger agreement;

•
whether FS Bancorp has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate cash consideration to the holders of Anchor common stock at the closing of the merger;

•	the actual value of FS Bancorp common stock to be issued in the merger;
•
the prices, trading range or volume at which Anchor common stock and FS Bancorp common stock would trade following the public announcement of the merger or the prices, trading range or volume at which FS Bancorp common stock would trade following the consummation of the merger;

•	any advice or opinions provided by any other advisor to any of the parties to the merger or any other transaction contemplated by the merger agreement; or
•
any legal, regulatory, accounting, tax or similar matters relating to Anchor, FS Bancorp, their respective shareholders, or relating to or arising out of or as a consequence of the merger or any related transaction (including the bank merger), including whether or not the merger would qualify as a tax-free reorganization for United States federal income tax purposes.

In performing its analyses, KBW made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of KBW, Anchor and FS Bancorp. Any estimates contained in the analyses performed by KBW are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, KBW's opinion was among several factors taken into consideration by the Anchor board in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the Anchor board with respect to the fairness of the merger consideration. The type and amount of consideration payable in the merger were determined through negotiation between Anchor and FS Bancorp and the decision of Anchor to enter into the merger agreement was solely that of the Anchor board.

The following is a summary of the material financial analyses presented by KBW to the Anchor board in connection with its opinion. The summary is not a complete description of the financial analyses underlying the opinion or the presentation made by KBW to the Anchor board, but summarizes the material analyses performed and presented in connection with such opinion. The financial analyses summarized below include information presented in tabular format.  The tables alone do not constitute a complete description of the financial analyses.  The preparation of a fairness opinion is a complex analytic process involving various determinations as to appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances.  Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, KBW did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor.  Accordingly, KBW believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

For purposes of the financial analyses described below, KBW utilized an implied value of the merger consideration of $31.00 per share of Anchor common stock, consisting of the sum of (i) the implied value of the stock consideration of 0.2921 of a share of FS Bancorp common stock based on the volume weighted average closing price of FS Bancorp common stock for the 10-day period ended on July 13, 2018, and (ii) the cash consideration of $12.40.

Anchor Selected Companies Analysis. Using publicly available information, KBW compared the financial performance, financial condition and market performance of Anchor to 19 selected publicly traded banks and thrifts which were headquartered in the Western U.S. and which had total assets between $350 million and $650 million. Merger targets were excluded from the selected companies.

The selected companies were as follows:

Private Bancorp of America, Inc.	Pacific Enterprise Bancorp
Santa Cruz County Bank	AltaPacific Bancorp
Baker Boyer Bancorp	California First National Bancorp
State Bank Corp.	Communities First Financial Corp.
1st Capital Bank	Community Financial Group, Inc.
Summit State Bank	Broadway Financial Corporation
CommerceWest Bank	BEO Bancorp
Suncrest Bank	Summit Bank
American Riviera Bank	Pinnacle Bank
Bank of Southern California, NA

To perform this analysis, KBW used profitability and other financial information as of, or for the latest 12 months ("LTM") or the most recent available completed fiscal quarter ("MRQ") ended, March 31, 2018 and market price information as of July 13, 2018. Where consolidated holding company level financial data for Anchor and the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios.  Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in Anchor's historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW's analysis showed the following concerning the financial performance of Anchor and the selected companies:
	Selected Companies
	Anchor	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets(1)	1.18%	0.80%	1.16%	1.09%	1.25%
MRQ Core Return on Average Equity(1)	8.55%	6.85%	10.39%	9.85%	12.54%
MRQ Net Interest Margin	4.24%	3.76%	4.26%	4.22%	4.58%
MRQ Fee Inc.(2) / Revenue	16.6%	7.7%	11.8%	13.1%	18.9%
MRQ Efficiency Ratio	69.9%	71.5%	64.1%	66.0%	56.7%

(1) Core income excluded extraordinary items, non-recurring items, and gains/losses on sale of securities.
(2) Excluded gains / losses on sale of securities.

KBW's analysis also showed the following concerning the financial condition of Anchor and the selected companies:
	Selected Companies
	Anchor	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	13.80%	9.05%	9.68%	12.13%	11.18%
Total Capital Ratio	16.80%	12.33%	14.47%	16.02%	16.82%
Loans / Deposits	111.8%	77.6%	88.7%	86.0%	92.0%
Cost of Deposits	0.97%	0.47%	0.23%	0.38%	0.15%
Loan Loss Reserve / Gross Loans	1.06%	1.02%	1.18%	1.27%	1.37%
Nonperforming Assets / Loans + OREO	1.29%	0.93%	0.28%	0.78%	0.10%
Net Charge-offs / Average Loans	(0.01%)	0.00%	(0.01%)	0.01%	(0.04%)

In addition, KBW's analysis showed the following concerning the market performance of Anchor and the selected companies (excluding the impact of the LTM earnings per share ("EPS") multiple for two of the selected companies, which multiples were considered to be not meaningful because they were greater than 30.0x):

	Selected Companies
	Anchor	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	10.1%	12.5%	20.8%	30.7%	48.9%
Year-To-Date Stock Price Change	11.9%	(0.4%)	4.4%	12.9%	22.7%
Stock Price / Book Value per Share	1.04x	1.40x	1.59x	1.60x	1.69x
Stock Price / Tangible Book Value per Share	1.04x	1.42x	1.65x	1.65x	1.75x
Stock Price / LTM Adjusted EPS (1)	16.5x	15.2x	19.4x	19.1x	22.0x
Dividend Yield	0.0%	0.0%	0.0%	0.9%	2.0%
LTM Dividend Payout Ratio	0.0%	0.0%	0.0%	16.0%	33.1%

(1) EPS adjusted for one-time charges related to corporate tax reform in the fourth quarter of 2017.

No company used as a comparison in the above selected companies analysis is identical to Anchor. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

FS Bancorp Selected Companies Analysis.  Using publicly available information, KBW compared the financial performance, financial condition and market performance of FS Bancorp to 14 selected major exchange-traded banks and thrifts which were headquartered in the Western U.S. and which had total assets between $750 million and $1.5 billion. Merger targets were excluded from the selected companies.

The selected companies were as follows:

Pacific Mercantile Bancorp Bank of Commerce Holdings BayCom Corp First Financial Northwest, Inc. First Northwest Bancorp	Oak Valley Bancorp Timberland Bancorp, Inc. OP Bancorp First Choice Bancorp Community West Bancshares
Provident Financial Holdings, Inc.	United Security Bancshares
Riverview Bancorp, Inc.	Eagle Bancorp Montana, Inc.

To perform this analysis, KBW used profitability and other financial information as of, or for the latest 12 months or the most recent available completed fiscal quarter ended, March 31, 2018 and market price information as of July 13, 2018. KBW also used 2018 and 2019 EPS estimates taken from consensus "street estimates" for FS Bancorp and the eight selected companies for which consensus "street estimates" were available.  Where consolidated holding company level financial data for the selected companies was unreported, subsidiary bank level data was utilized to calculate ratios.  Certain financial data prepared by KBW, and as referenced in the tables presented below, may not correspond to the data presented in FS Bancorp's historical financial statements as a result of the different periods, assumptions and methods used by KBW to compute the financial data presented.

KBW's analysis showed the following concerning the financial performance of FS Bancorp and the selected companies:

		Selected Companies
	FS Bancorp	25th Percentile	Median	Average	75th Percentile
MRQ Core Return on Average Assets (1)	1.67%	0.93%	1.09%	1.15%	1.40%
MRQ Core Return on Average Equity (1)	13.79%	10.12%	11.08%	10.74%	13.11%
MRQ Net Interest Margin	4.70%	3.76%	3.98%	3.95%	4.21%
MRQ Fee Inc.(2) / Revenue	29.9%	7.6%	11.3%	14.8%	19.3%
MRQ Efficiency Ratio	66.8%	72.4%	64.5%	67.0%	58.4%

(1) Core income excluded extraordinary items, non-recurring items, and gains/losses on sale of securities.
(2) Excluded gains / losses on sale of securities.

KBW's analysis showed the following concerning the financial condition of FS Bancorp and the selected companies:

		Selected Companies
	FS Bancorp	25th Percentile	Median	Average	75th Percentile
Tangible Common Equity / Tangible Assets	11.72%	8.83%	10.18%	10.37%	11.55%
Total Capital Ratio	15.76%	13.62%	16.08%	15.83%	17.41%
Loans / Deposits	95.3%	81.5%	91.2%	90.7%	97.5%
Loan Loss Reserve / Gross Loans	1.28%	1.12%	1.26%	1.17%	1.32%
Nonperforming Assets / Loans + OREO	0.08%	1.21%	0.93%	0.91%	0.33%
Net Charge-offs / Average Loans	(0.02%)	0.05%	0.01%	(0.09%)	(0.05%)

In addition, KBW's analysis showed the following concerning the market performance of FS Bancorp and the selected companies (excluding the impact of the LTM dividend payout ratio of one of the selected companies which ratio was considered to be not meaningful):

		Selected Companies
	FS Bancorp	25th Percentile	Median	Average	75th Percentile
One-Year Stock Price Change	39.3%	13.0%	17.8%	24.8%	41.5%
Year-To-Date Stock Price Change	13.6%	2.4%	11.3%	14.1%	25.9%
Stock Price / Book Value per Share	1.76x	1.39x	1.62x	1.64x	1.92x
Stock Price / Tangible Book Value per Share	1.81x	1.39x	1.74x	1.73x	2.04x
Stock Price / 2018E EPS	12.9x	14.4x	15.1x	16.4x	15.9x
Stock Price / 2019E EPS	11.9x	12.8x	14.0x	14.1x	16.3x
Dividend Yield	0.9%	0.3%	1.4%	1.4%	1.8%
LTM Dividend Payout Ratio	12.1%	0.0%	25.6%	25.8%	32.3%

No company used as a comparison in the above selected companies analysis is identical to FS Bancorp. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.
Selected Transactions Analysis.  KBW reviewed publicly available information related to nine selected U.S. whole bank and thrift transactions announced since January 1, 2013 in which the acquired companies were headquartered in metropolitan statistical areas with populations between 50,000 and 100,000 and median household incomes less than $55,000 and in which the acquired companies also had total assets between $200 million and $800 million. Transactions without announced deal values were excluded from the selected transactions.
The selected transactions were as follows:
Acquiror	Acquired Company
Capstar Financial Holdings, Inc.	Athens Bancshares Corporation
RCB Holding Company, Inc.	Central Bank and Trust Co.
Peoples Bancorp Inc.	ASB Financial Corp.
Riverview Financial Corporation	CBT Financial Corporation
Simmons First National Corporation	Citizens National Bank
First Interstate BancSystem, Inc.	Flathead Bank of Bigfork, Montana
BNC Bancorp	South Street Financial Corp.
Home Bancorp, Inc.	Britton & Koontz Capital Corporation
Southern BancShares (N.C.), Inc.	Heritage Bancshares, Inc.

For each selected transaction, KBW derived the following implied transaction statistics, in each case based on the transaction consideration value paid for the acquired company and using financial data based on the acquired company's then latest publicly available financial statements prior to the announcement of the respective transaction:

•
price per common share to tangible book value per share of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by total tangible common equity);

•	tangible equity premium to core deposits (total deposits less time deposits greater than $100,000) of the acquired company, referred to as core deposit premium; and

•
price per common share to LTM EPS of the acquired company (in the case of selected transactions involving a private acquired company, this transaction statistic was calculated as total transaction consideration divided by LTM net income).

KBW also reviewed the price per common share paid for the acquired company for the four selected transactions in which the acquired company was publicly traded as a premium to the closing price of the acquired company one day prior to the announcement of the respective transaction (expressed as a percentage and referred to as the one-day market premium).  The above transaction statistics for the selected transactions were compared with the corresponding transaction statistics for the proposed merger based on the implied value of the merger consideration of $31.00 per share of Anchor common stock and using historical financial information for Anchor as of or for the 12-month period ended March 31, 2018 and the closing price of Anchor common stock on July 13, 2018.

The results of the analysis are set forth in the following table (excluding the impact of the LTM EPS multiples for two of the selected transactions, which multiples were considered to be not meaningful because they were greater than 30.0x):
		Selected Transactions
	Anchor	25th Percentile	Median	Average	75th Percentile

Transaction Value / Tangible Book Value (x)	1.16x/1.24x(1)	1.06x	1.27x	1.35x	1.50x
Core Deposit Premium (%)	4.1%	1.1%	4.3%	5.2%	7.6%
Transaction Value / LTM EPS(2) (x)	18.5x	14.5x	15.8x	16.7x	17.8x
One-day Market Premium (%)	11.7%	10.9%	20.2%	29.5%	38.7%

(1)  Second transaction statistic based on adjusted tangible book value for Anchor normalized to reflect a tangible common equity to tangible assets ratio of 9.50%.
(2)  In the case of Anchor and Athens Bancshares Corporation, EPS was adjusted for one-time charges related to corporate tax reform in the fourth quarter of 2017.  In the case of three acquired companies which were S-corporations, EPS was tax-effected.

No company or transaction used as a comparison in the above selected transactions analysis is identical to Anchor or the proposed merger. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies involved.

Relative Contribution Analysis.  KBW analyzed the relative standalone contribution of FS Bancorp and Anchor to various pro forma balance sheet and income statement items and the pro forma market capitalization of the combined entity. This analysis did not include acquisition accounting adjustments or cost savings. To perform this analysis, KBW used (i) historical balance sheet data for FS Bancorp and Anchor as of March 31, 2018, (ii) 2018 and 2019 net income estimates for FS Bancorp taken from publicly available consensus "street estimates" of FS Bancorp and 2018 and 2019 net income estimates for Anchor taken from a publicly available research analyst EPS estimate of Anchor for  2018 and an assumed Anchor long-term earnings growth rate provided by Anchor management, and (iii) market price data as of July 13, 2018. The results of KBW's analysis are set forth in the following table, which also compares the results of KBW's analysis with the implied pro forma ownership percentages of FS Bancorp and Anchor shareholders in the combined company based on the stock consideration of 0.2921 shares of FS Bancorp common stock and also hypothetically assuming 100% stock consideration in the proposed merger for illustrative purposes:

	FS Bancorp as a % of Total	Anchor as a % of Total
Ownership
At 0.2921x Merger Exchange Ratio	84%	16%
Assuming 100% stock consideration	75%	25%
Balance Sheet
Total Assets	68%	32%
Gross Loans Held For Investment	67%	33%
Deposits	70%	30%
Borrowings	46%	54%
Tangible Common Equity	65%	35%
Income Statement
2018 Estimated Net Income	77%	23%
2019 Estimated Net Income	78%	22%
Market Capitalization	76%	24%

Forecasted Pro Forma Financial Impact Analysis.  KBW performed a pro forma financial impact analysis that combined projected income statement and balance sheet information of FS Bancorp and Anchor. Using (i) closing balance sheet data as of December 31, 2018 for FS Bancorp and Anchor extrapolated from historical data using growth rates taken from publicly available consensus "street estimates" of FS Bancorp and publicly available research analyst estimates of Anchor, (ii) publicly available consensus "street estimates" of FS Bancorp for 2018 and 2019 and assumed FS Bancorp long-term growth rates provided by FS Bancorp management, (iii) publicly available research analyst estimates of Anchor for 2018 and assumed Anchor growth rates for periods thereafter provided by Anchor management, and (iv) pro forma assumptions (including certain acquisition accounting adjustments, cost savings and related expenses) provided by FS Bancorp management, KBW analyzed the potential financial impact of the merger on certain projected financial results of FS Bancorp. This analysis indicated the merger could be accretive to FS Bancorp's estimated 2019 EPS and estimated 2020 EPS (excluding one-time merger related charges at closing) and accretive to FS Bancorp's estimated tangible book value per share as of December 31, 2018. Furthermore, the analysis indicated that each of FS Bancorp's tangible common equity to tangible assets ratio, leverage ratio, Common Equity Tier 1 Risk-Based Capital Ratio and Total Risk Based Capital Ratio as of December 31, 2018 could be lower. For all of the above analysis, the actual results achieved by FS Bancorp following the merger may vary from the projected results, and the variations may be material.

Anchor Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis of Anchor to estimate a range for the implied equity value of Anchor. In this analysis, KBW used publicly available research analyst estimates of Anchor for 2018 and assumed Anchor growth rates for periods thereafter  provided by Anchor management, and assumed discount rates ranging from 13.0% to 17.0%. The range of values was derived by adding (i) the present value of the estimated excess cash flows that Anchor could generate over the period from December 31, 2018 to December 31, 2023 as a standalone company, and (ii) the present value of Anchor's implied terminal value at the end of such period. KBW assumed that Anchor would maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of Anchor, KBW applied a range of 11.0x to 14.0x Anchor's estimated 2024 net income. This discounted cash flow analysis resulted in a range of implied values per share of Anchor common stock of $27.31 per share to $34.18 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of Anchor.

FS Bancorp Discounted Cash Flow Analysis.  KBW performed a discounted cash flow analysis of FS Bancorp to estimate a range for the implied equity value of FS Bancorp. In this analysis, KBW used publicly available consensus "street estimates" of FS Bancorp for 2018 and 2019 and assumed FS Bancorp long-term growth rates provided by FS Bancorp management, and assumed discount rates ranging from 9.0% to 13.0%. The range of values were derived by adding (i) the present value of the estimated excess cash flows that FS Bancorp could generate over the period from December 31, 2018 to December 31, 2023 as a standalone company, and (ii) the present value of FS Bancorp's implied terminal value at the end of such period. KBW assumed that FS Bancorp would maintain a tangible common equity to tangible assets ratio of 9.00% and would retain sufficient earnings to maintain that level. In calculating the terminal value of FS Bancorp, KBW applied a range of 13.0x to 16.0x FS Bancorp's estimated 2024 net income. This discounted cash flow analysis resulted in a range of implied values per share of FS Bancorp common stock of $70.40 per share to $95.57 per share.
The discounted cash flow analysis is a widely used valuation methodology, but the results of such methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, dividend payout rates, and discount rates. The foregoing discounted cash flow analyses did not purport to be indicative of the actual values or expected values of FS Bancorp or the pro forma combined company.

Miscellaneous. KBW acted as financial advisor to Anchor in connection with the proposed merger and the terminated merger transaction with Washington Federal and not as an advisor to or agent of any other person. As part of its investment banking business, KBW is continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes.  As specialists in the securities of banking companies, KBW has experience in, and knowledge of, the valuation of banking enterprises.  In the ordinary course of its and their broker-dealer businesses and further to certain existing sales and trading relationships with each of Anchor and FS Bancorp, KBW and its affiliates may from time to time purchase securities from, and sell securities to, Anchor and FS Bancorp. In addition, as a market maker in securities, KBW and its affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Anchor or FS Bancorp for its and their own accounts and for the accounts of its and their respective customers and clients.

Pursuant to the KBW engagement agreement, Anchor agreed to pay KBW a cash fee currently estimated to be approximately $870,000, $100,000 of which became payable with the rendering of KBW's opinion and the balance of which is contingent upon the completion of the merger. KBW also received a fee from Anchor upon the rendering of its opinion in connection with the terminated merger transaction with Washington Federal, which fee will be credited against the portion of KBW's fee contingent upon the completion of the merger. Anchor also agreed to reimburse KBW for reasonable out-of-pocket expenses and disbursements incurred in connection with its retention and to indemnify KBW against certain liabilities relating to or arising out of KBW's engagement or KBW's role in connection therewith. Other than in connection with the merger, its associated process, the terminated merger transaction with Washington Federal and its associated process, during the two years preceding the date of its opinion, KBW has not provided investment banking and financial advisory services to Anchor. During the two years preceding the date of its opinion, KBW did not provide investment banking and financial advisory services to FS Bancorp. KBW may in the future provide investment banking and financial advisory services to Anchor or FS Bancorp and receive compensation for such services.

Reasons of FS Bancorp for the Merger
The merger will enable FS Bancorp to expand and strengthen its community banking presence in Western Washington. During its deliberation regarding the adoption of the merger agreement, the board of directors of FS Bancorp considered a number of factors, including, but not limited to, the following:
•	Anchor's strong existing customer base and reputation for providing quality customer service;
•	the compatibility of the merger with FS Bancorp's long-term community banking strategy;
•	Anchor Bank's branch locations in Washington complement FS Bancorp's existing footprint;
•	the ability of the combined company to offer a broader array of products and services to Anchor's customers;
•	Anchor's financial performance and strong asset quality; and
•	potential opportunities to reduce operating costs and enhance revenue.

FS Bancorp based these assumptions on its present assessment of where savings could be realized based upon the present independent operations of Anchor. Actual savings in some or all of these areas could be higher or lower than currently expected.
In reaching its decision to approve the merger agreement, FS Bancorp's board of directors also considered the risks associated with the transaction, and, after due consideration, concluded that the potential benefits of the proposed transaction outweighed the risks associated with the proposed transaction.

The foregoing information and factors considered by FS Bancorp's board of directors are not intended to be exhaustive. In view of the variety of factors and the amount of information considered, FS Bancorp's board of directors did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in approving the transaction. In addition, individual members of FS Bancorp's board of directors may have given different weights to different factors. FS Bancorp's board of directors considered all of these factors as a whole, and overall considered them to be favorable to and to support its determination.
Consideration to be Received in the Merger
In the merger, Anchor shareholders will have the right to receive merger consideration with respect to each of their Anchor common shares consisting of 0.2921 of a share of FS Bancorp common stock, or the exchange ratio, and cash of $12.40 per share.
 If, prior to the effective time of the merger, the outstanding FS Bancorp common shares are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or other similar change in capitalization, an appropriate and proportionate adjustment will be made to the exchange ratio.

The value of the FS Bancorp common shares to be received by Anchor shareholders in the merger may vary from the value as of the date we announced the merger, the date that this document was mailed to Anchor shareholders, the date of the meeting of Anchor shareholders and the date of completion of the merger. Any change in the market price of FS Bancorp common shares prior to completion of the merger will affect the value of the stock portion of the merger consideration that Anchor shareholders will receive upon completion of the merger. Accordingly, at the time of the Anchor special meeting, Anchor shareholders will not know or be able to calculate the value of the stock portion of the merger consideration they would receive upon completion of the merger.  See "Risk Factors" on page [—].
No fractional share interests will be issued in connection with the merger. Instead, FS Bancorp will make a cash payment to each Anchor shareholder who would otherwise receive a fractional FS Bancorp share in an amount equal to the fractional share multiplied by the FS Bancorp average closing price. An Anchor shareholder also has the right to obtain the fair value of his or her Anchor shares in lieu of receiving the merger consideration under the merger agreement by strictly following the procedures under Washington law, as discussed under "Dissenters' Rights" beginning on page [—].

Conversion of Shares and Exchange of Certificates
As soon as reasonably practicable after the effective time of the merger, each holder of a certificate formerly representing shares of Anchor common stock who surrenders the certificate, and upon receipt and acceptance of the certificate together with duly executed transmittal materials by American Stock Transfer & Trust Company, as exchange agent, shall be entitled to a certificate representing FS Bancorp common stock as the stock portion of the merger consideration, the cash portion of the merger consideration, and cash in lieu of any fractional share interest.
Regulatory Approvals Required for the Merger
The closing of the merger is conditioned upon the receipt of all approvals of regulatory authorities required for the merger and the bank merger. Under the terms of the merger agreement, FS Bancorp and Anchor have agreed to use their commercially reasonable best efforts to obtain all necessary permits, consents, approvals and authorizations from any governmental authority necessary, proper or advisable to consummate the merger and the bank merger.

The merger of FS Bancorp and Anchor is subject to prior approval by the FDIC and the DFI and the receipt of a waiver or prior approval from the Federal Reserve Board. Accordingly, the parties must obtain the approval of or waiver by the Federal Reserve Board, the approval of the FDIC and the approval of the DFI. Applications with the FDIC and the DFI were filed on or about July 27, 2018. Approval from the DFI was received on September 6, 2018. A waiver request was submitted to the Federal Reserve Board on or about August 16, 2018 and the waiver was granted on August 29, 2018.
There can be no assurance as to whether all regulatory approvals will be obtained or as to the dates of the approvals. There also can be no assurance that the regulatory approvals received will not contain a condition or requirement that results in a failure to satisfy the conditions to closing set forth in the merger agreement. See the section entitled "The Merger Agreement – Conditions to Completion of the Merger."
Accounting Treatment
The costs related to the merger are expected to be approximately $5.9 million after tax, and the merger will be accounted for by applying the acquisition method in accordance with accounting principles generally accepted in the United States. For purposes of preparing FS Bancorp's consolidated financial statements, FS Bancorp will establish a new accounting basis for Anchor's assets and liabilities based upon their fair values, the merger consideration and the costs of the merger as of the acquisition date. FS Bancorp will record any excess of cost over the fair value of the net assets acquired, including any intangible assets with definite lives, of Anchor as goodwill. A final determination of the intangible asset values and required acquisition accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective fair values, has not yet been made. FS Bancorp will determine the fair value of Anchor's assets and liabilities and will make appropriate acquisition accounting adjustments including the calculation of any intangible assets with definite lives, upon completion of the acquisition. Goodwill will be periodically reviewed for impairment. Other intangible assets will be amortized against the combined company's earnings following completion of the merger.
Interests of Certain Persons in the Merger
Anchor shareholders should be aware that Anchor's directors and executive officers have interests in the merger that are different from, or in addition to, those of Anchor's shareholders generally.  Anchor's board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that Anchor shareholders vote in favor of the merger agreement.
These interests include the following:
•
Anchor's Chief Executive Officer and director, Jerald L. Shaw, and Anchor's Chief Financial Officer and director, Terri L. Degner, will be entitled to receive change in control severance benefits under their existing employment  agreements in a single lump sum payment upon completion of the merger in an amount up to $1.4 million and $945,000 respectively (these respective amounts are not inclusive of the cash value of non-cash health and related benefits and these respective amounts are subject to cut-backs for potential tax penalties).

•
Each other executive officer may be entitled to a severance payment equal to his or her annual cash compensation in effect at the time of employment termination if such employment termination occurs within one year after completion of the merger due to any of (i) termination by the employer without just cause or (ii) termination by the executive officer because the employer (A) changes by more than 35 miles the location for performance of the executive's services, (B) reduction in the executive's base salary or rate of compensation or (C) material reduction in the executive's benefits and perquisites, taken as a whole.

•
Accelerated vesting of all outstanding restricted stock awards held by directors and named executive officers, representing a total of 7,456 shares of Anchor common stock as more fully described below.

•
Enhancement of the value of benefits under the Anchor Bank phantom stock plan by virtue of the payment of the total benefit amounts in lump sum within 60 days after completion of the merger instead of such benefit amounts being paid over a stated term in monthly installments.  The total amount to be paid to directors and executive officers as a group under the Anchor Bank phantom stock plan as of June 30, 2018 is $1.3 million. Approximately $571,689 of such total amount is an enhanced benefit due to payment of all benefits being made in lump sum within 60 days after completion of the merger. The amount to be paid by each director and executive officer under the Anchor Bank Phantom Stock Plan as of June 30, 2018 is as follows:

Participant	Payment Amount
George W. Donovan	$130,980
Douglas A. Kay	186,540
Robert D. Ruecker	242,110
Teri L. Degner	462,465
Jerald L. Shaw	293,117
Total	$1,315,212
•
The Anchor employee stock ownership plan provides for the allocation of unearned suspense shares to the accounts of participants upon termination of the plan.  The plan will be terminated immediately prior to completion of the merger.  The amount and value of the suspense shares to be allocated to the plan accounts of executive officers upon plan termination cannot be determined at this time, but it is expected the amount and value thereof to any individual executive officer, or to the executive officers as a group, will not be material.  Also, the termination of the plan will result in the acceleration of vesting of the unvested portion of the accounts of participants.  The accounts of all named executive officers other than Matthew F. Moran are fully vested.  Therefore, no named executive officer other than Mr. Moran will receive any benefit from vesting acceleration under the plan.  Mr. Moran's unvested benefits under the plan are an insubstantial amount that will become 100% vested upon completion of the merger.

•
Terri L. Degner, Anchor's Chief Financial Officer and director, has entered into a consulting agreement with 1st Security Bank of Washington for a period of up to three years after completion of the merger, which consulting agreement may be terminated by either party at any time for any reason or no reason.  The consulting agreement provides for compensation to Ms. Degner, as an independent contractor, of $130 per hour for transition services she provides.

Further, pursuant to the merger agreement the rights to indemnification and associated insurance coverage for directors and executive officers is preserved for a period of six years following completion of the merger.
Each director has entered into a voting agreement, and a resignation, non-solicitation and confidentiality agreement, in favor of FS Bancorp, each in the form attached as an exhibit to the merger agreement for no additional consideration.
Equity Interests of Directors and Executive Officers.
Restricted Stock.  Each Anchor restricted stock award that is outstanding and subject to vesting or other lapse restriction immediately prior to the merger will fully vest at the effective time of the merger and will be converted automatically into a right to receive the merger consideration.  The following table sets forth the number of restricted shares of Anchor common stock that will become vested in the merger for each director and named executive officer and the aggregate value thereof based upon merger consideration with a value of $122,791.
Name	Shares of Restricted Stock	Aggregate Value

Matthew F. Moran	3,961	$122,791

(All executives as a group)	7,456	231,163

Indemnification and Insurance
As described under the section entitled,   "The Merger Agreement – Indemnification and Continuance of Directors and Officer Liability Coverage," FS Bancorp will, for a period of six years, maintain and preserve the rights to indemnification of Anchor's directors and executive officers, to the maximum extent permitted by Anchor's articles of incorporation, bylaws and applicable law, in connection with claims arising out of or relating to matters existing or occurring at or prior to completion of the merger, and will provide directors' and officers' liability insurance with respect to such claims.
Voting Agreements
As described under the section entitled, "The Merger Agreement – Voting Agreements", all of the Anchor directors have entered into voting agreements in favor of FS Bancorp providing that they will vote their shares of Anchor common stock for approval of the merger agreement and forbear from taking other actions that would be inconsistent with such obligation or precludes their shares from being voted in favor of the merger agreement.
Resignation, Non-Solicitation and Confidentiality Agreements
Each Anchor director has entered into a resignation, non-solicitation and confidentiality agreement with FS Bancorp in connection with the execution of the merger agreement (which we refer to herein as the "restrictions agreement"). Pursuant to the restrictions agreement each director has agreed (i) to resign as a director of Anchor at the effective time of the merger and resign as a director of Anchor Bank at the time the bank merger becomes effective, (ii) not at any time use for personal benefit or disclose any confidential information of Anchor or Anchor Bank, and (iii) not to (A) solicit or offer employment to any officer or employee of FS Bancorp or any of its subsidiaries or take any action to cause any officer, employee or others doing business with FS Bancorp or any of its subsidiaries to terminate his, her or its employment or business relationship with FS Bancorp or any of its subsidiaries or (B) make any derogatory statements or remarks regarding FS Bancorp or any of its subsidiaries, any of their respective products or services, or any of their respective directors, officers, employees, agents or representatives.
Consulting Agreement
In connection with the execution of the merger agreement, Terri L. Degner, Anchor's Chief Financial Officer and director, entered into a consulting agreement with 1st Security Bank of Washington.  The consulting agreement becomes effective upon completion of the merger and provides compensation to Ms. Degner of $130 per hour for transition services performed.  The consulting agreement does not require Ms. Degner to work any minimum or specified number of hours.  The consulting agreement is for a term of up to three years, but may be terminated by either party at any time for any reason or no reason.  The consulting agreement also imposes lifetime restrictions upon Ms. Degner relating to the disclosure of confidential information. These restrictions are in addition to the non-compete, non-solicitation and related restrictions imposed upon Ms. Degner for a one year period following completion of the merger under her existing employment agreement and the resignation, non-solicitation and confidentiality agreement she entered into with FS Bancorp in connection with the execution of the merger agreement.
Method of Effecting the Acquisition
Subject to the consent of Anchor, which may not be unreasonably withheld or delayed. FS Bancorp may at any time change the method of effecting the acquisition of Anchor and its subsidiaries (including by providing for the merger of a wholly-owned subsidiary of FS Bancorp with Anchor). However, no change may: (i) alter or change the amount or kind of consideration to be issued to holders of the common stock of Anchor, as provided for in the merger agreement; (ii) have an adverse effect on the tax treatment of Anchor's shareholders as a result of receiving the merger consideration; or (iii) impede or materially delay completion of the transactions contemplated by the merger agreement.
Effective Time
The effective time of the merger will be the time and date when the merger becomes effective, as set forth in the articles of merger that will be filed with the Washington Secretary of State on the closing date of the merger. The closing date will occur on a date to be specified by FS Bancorp and Anchor. Subject to applicable law, this date will be no later than the last day of the month (but no earlier than five (5) business days) after the  latest to occur of: (i) receipt of all required regulatory approvals and the expiration of all required waiting periods; (ii) the approval of the merger agreement by the shareholders of Anchor and (iii) the satisfaction or waiver (subject to applicable law) of the other closing conditions set forth in the merger agreement (other than those conditions that by their nature are to be satisfied or waived at the closing), unless extended by mutual agreement of FS Bancorp and Anchor.

We anticipate that the merger will be completed during the quarter ended December 31, 2018. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying other conditions to the merger. The date for completing the merger can occur as late as June 30, 2019, after which Anchor or FS Bancorp would need to mutually agree to extend the closing date of the merger. See the sections entitled "The Merger – Regulatory Approvals Required for the Merger" and "–Conditions to Consummation of the Merger."
Declaration and Payment of Dividends
Holders of Anchor common stock will accrue but will not be paid dividends or other distributions declared after the effective time with respect to FS Bancorp common stock into which their shares of Anchor common stock have been converted until they surrender their Anchor stock certificates for exchange after the effective time of the merger. Upon surrender of those certificates after the effective time of the merger, the combined company will pay any unpaid dividends or other distributions, without interest. After the effective time of the merger, there will be no transfers on the stock transfer books of Anchor of shares of Anchor common stock issued and outstanding immediately prior to the effective time. If certificates representing shares of Anchor common stock are presented for transfer after the effective time of the merger, they will be cancelled and exchanged for the cash portion of the merger consideration, certificates representing the applicable number of shares of FS Bancorp common stock issued as the stock portion of the merger consideration, and any cash in lieu of fractional shares and unpaid dividends or other distributions which respect to the shares of FS Bancorp common stock represented thereby.
No Fractional Shares
No fractional shares of FS Bancorp common stock will be issued to any shareholder of Anchor upon completion of the merger. For each fractional share that would otherwise be issued, FS Bancorp will pay cash in an amount equal to the fraction of a share of FS Bancorp common stock which the holder would otherwise be entitled to receive, multiplied by the FS Bancorp average closing price. No interest will be paid or accrued on cash payable to holders of those certificates in lieu of fractional shares.
Stock Matters
None of FS Bancorp, Anchor, the exchange agent or any other person will be liable to any former shareholder of Anchor for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
If a certificate for Anchor common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration properly payable under the merger agreement upon the making of an affidavit by the person claiming that loss, theft or destruction and the posting of a bond in an amount reasonably necessary as indemnity against any claim that may be made against FS Bancorp with respect to that lost certificate.
For a description of FS Bancorp common stock and a description of the differences between the rights of the holders of Anchor common stock compared to the rights of the holders of FS Bancorp common stock, see the sections entitled "Description of FS Bancorp Capital Stock" and "Comparison of Rights of Anchor Common Stock and FS Bancorp Common Stock."
Public Trading Markets
FS Bancorp's common stock and Anchor's common stock are listed on Nasdaq under the symbols "FSBW" and "ANCB," respectively. Upon completion of the merger, Anchor common stock will be delisted from Nasdaq and thereafter will be deregistered under the Exchange Act. The shares of FS Bancorp common stock issuable in the merger for shares of Anchor common stock will be listed on Nasdaq.

THE MERGER AGREEMENT
The following is a summary of the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Appendix A to this proxy statement/prospectus and is incorporated herein by reference. You should read the merger agreement in its entirety, as it is the legal document governing the merger.

The Merger
The boards of directors of FS Bancorp and Anchor have each unanimously approved the merger agreement, which provides for the merger of Anchor into FS Bancorp, with FS Bancorp as the surviving corporation of the merger. The merger agreement provides that after the effective time of the merger FS Bancorp intends to merge Anchor Bank, a wholly owned subsidiary of Anchor , with and into 1st Security Bank of Washington, a wholly owned subsidiary of FS Bancorp, with 1st Security Bank of Washington as the surviving institution. We refer to the merger of 1st Security Bank of Washington and Anchor Bank as the "bank merger."

Effective Time and Completion of the Merger
             The merger agreement provides that unless both FS Bancorp and Anchor agree to a later date, the filings necessary to make the merger effective, consisting of articles of merger to be filed with the Secretary of State of the State of Washington, will be made on or before the last day of the month (but no earlier than five business days) after all of the conditions to completion of the merger have been satisfied or waived (other than those that by their nature are to be satisfied or waived at the closing of the merger).

We currently expect that the merger will be completed in the quarter ended December 31, 2018, subject to the approval of the merger agreement by Anchor shareholders, the receipt of all necessary regulatory approvals and the expiration of all regulatory waiting periods. However, completion of the merger could be delayed if there is a delay in obtaining the required regulatory approvals or in satisfying any other conditions to the merger. There can be no assurances as to whether, or when, FS Bancorp and Anchor will obtain the required approvals or complete the merger. See " – Conditions to Completion of the Merger."

Consideration to be Received in the Merger
Under the terms of the merger agreement, upon completion of the merger, each share of Anchor common stock that is outstanding immediately prior to the merger, other than shares described below, will be converted into the right to receive 0.2921 of a share of FS Bancorp common stock (the "exchange ratio") and $12.40 in cash.

Shares of Anchor common stock for which dissenters' rights have been properly exercised will not be converted into the merger consideration (See "Dissenters' Rights" on page [—]). Also, shares of Anchor common stock, which are beneficially owned by Anchor or FS Bancorp, will be cancelled for no consideration. Lastly, certain shares of Anchor common stock owned by, but which are held in an unallocated suspense account under, the Anchor employee stock ownership plan will be cancelled, based upon the value of the merger consideration at the effective time of the merger, in retirement of the loan indebtedness of the Anchor employee stock ownership plan to Anchor.

All outstanding shares of Anchor restricted stock will become fully vested upon completion of the merger and will be converted to a right to receive the merger consideration in the same manner as other outstanding shares of Anchor common stock.  Outstanding restricted stock awards are included in the Anchor outstanding shares throughout this document.

No fractional shares of FS Bancorp common stock will be issued in connection with the merger. Instead, FS Bancorp will make a cash payment to each Anchor shareholder who would otherwise receive a fractional FS Bancorp share, equal to the fractional share amount multiplied by the closing price. An Anchor shareholder also has the right to obtain the fair value of his or her Anchor shares in lieu of receiving the merger consideration under the merger agreement by strictly following the procedures under the Washington Business Corporation Act, or WBCA, as discussed under "Dissenters' Rights," beginning on page [●].

The value of the shares of FS Bancorp common stock to be issued in the merger will fluctuate during the period up to and including the completion of the merger. We cannot assure you whether or when the merger will be completed, and you are advised to obtain current market prices for FS Bancorp common stock. See "Risk Factors" on page [●]. Because the market price of FS Bancorp common stock will fluctuate, you cannot be sure of the value of the stock portion of the merger consideration you will receive.

If, prior to the effective time of the merger, the outstanding shares of FS Bancorp common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split or other similar change in capitalization, an appropriate and proportionate adjustment will be made to the Exchange Ratio.

Exchange Procedures
              Prior to the effective time of the merger, FS Bancorp will appoint as the exchange agent under the merger agreement, its transfer agent, American Stock Transfer & Trust Company. As soon as reasonably practicable after the effective time of the merger, the exchange agent will mail to each holder of record of Anchor common stock who does not exercise dissenters' rights a letter of transmittal and instructions for the surrender of the holder's Anchor stock certificate(s) and/or conversion of shares for the merger consideration and cash in lieu of any fractional FS Bancorp share.

Anchor shareholders should not send in their stock certificates until they receive the letter of transmittal and instructions.

Upon surrender to the exchange agent of the certificate(s) representing his or her shares of Anchor common stock, accompanied by a properly completed letter of transmittal, an Anchor shareholder will be entitled to promptly receive the merger consideration and cash in lieu of any fractional FS Bancorp share. Until surrendered, each such certificate will represent after the effective time of the merger, for all purposes, only the right to receive, without interest, the merger consideration and cash in lieu of any fractional FS Bancorp share. FS Bancorp or the exchange agent will be entitled to deduct and withhold from any cash consideration payable under the merger agreement to any holder of Anchor common stock, the amounts it is required to deduct and withhold under the Code or any provision of state, local or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, these amounts will be treated for all purposes of the merger agreement as having been paid to the persons from whom they were withheld.

No dividends or other distributions with respect to FS Bancorp common stock after completion of the merger will be paid to the holder of any unsurrendered Anchor stock certificates with respect to the FS Bancorp common stock represented by those certificates until those certificates have been properly surrendered. Following the proper surrender of any such previously unsurrendered Anchor stock certificate, the holder of the certificate will be entitled to receive, without interest, (i) the amount of unpaid dividends or other distributions with a record date after the effective time of the merger payable with respect to the whole shares of FS Bancorp common stock represented by that certificate and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to shares of FS Bancorp common stock represented by that certificate with a record date after the effective time of the merger (but before the date on which the certificate is surrendered) and with a payment date subsequent to the issuance of the shares of FS Bancorp common stock issuable in exchange for that certificate.

The merger consideration and cash in lieu of any fractional FS Bancorp share may be issued or paid in a name other than the name in which the surrendered Anchor stock certificate is registered if (i) the certificate surrendered is properly endorsed or otherwise in a proper form for transfer, and (ii) the person requesting the payment or issuance pays any transfer or other similar taxes due or establishes to the satisfaction of FS Bancorp that such taxes have been paid or are not applicable.

After the effective time of the merger, there will be no transfers on the stock transfer books of Anchor other than to settle transfers of shares of Anchor stock that occurred prior to the effective time. If, after the effective time of the merger, certificates for Anchor stock are presented for transfer to the exchange agent, the certificates will be cancelled and exchanged for the merger consideration, cash in lieu of any fractional FS Bancorp shares and any unpaid dividends or distributions on FS Bancorp common stock deliverable with respect thereto, in each case without interest.

Any portion of the merger consideration and cash to be paid in lieu of fractional FS Bancorp shares that has been deposited with the exchange agent and remains unclaimed by Anchor shareholders at the expiration of six months after the effective time of the merger may be returned to FS Bancorp. In that case, former Anchor shareholders who have not yet surrendered their Anchor stock certificates may after that point look only to FS Bancorp with respect to the merger consideration, any cash in lieu of any FS Bancorp fractional shares and any unpaid dividends and distributions on the shares of FS Bancorp common stock to which they are entitled, in each case, without interest. None of FS Bancorp, the exchange agent or any other person will be liable to any former Anchor shareholder for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

In the event any Anchor stock certificate is lost, stolen or destroyed, in order to receive the merger consideration and any cash in lieu of any fractional FS Bancorp share, the holder of that certificate must provide an affidavit of that fact and, if reasonably required by FS Bancorp or the exchange agent, post a bond in such amount as FS Bancorp determines is reasonably necessary to indemnify it against any claim that may be made against it with respect to that certificate.

Conduct of Business Pending the Merger
               Pursuant to the merger agreement, Anchor and FS Bancorp have agreed to certain restrictions on their activities until the merger is completed or terminated. In general, each party has agreed that, except as otherwise permitted by the merger agreement, or as required by applicable law or a governmental entity or with the prior written consent of the other party, it will:

•	use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships;
•
not take any action that is intended to or that would reasonably be expected to adversely affect or materially delay the ability of either party or its subsidiaries to obtain any necessary regulatory approvals or to complete the merger or the bank merger;

•
not take any action that is intended or that would reasonably be expected to cause the merger or the bank merger to fail to qualify as a reorganization under Section 368(a) of the Code or cause any of its representations and warranties in the merger agreement to be untrue in any material respect or any of the conditions in the merger agreement to be unsatisfied or to result in a violation of any provision of the merger agreement; and

•
not take any action that is likely to materially impair its ability to perform any of its obligations under the merger agreement or its subsidiary bank to perform any of its obligations under the bank merger agreement.

FS Bancorp has also agreed that it will not and will not amend its articles of incorporation or bylaws in a manner that would materially and adversely affect the economic benefits of the merger to Anchor's shareholders.

FS Bancorp has also agreed that it will not declare any special or extraordinary dividend or distribution on FS Bancorp common stock.

Anchor has also agreed that it will, and will cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice. Anchor has further agreed that it will not, and will not permit any of its subsidiaries, to do any of the following, except as required by law or a governmental entity, expressly contemplated or permitted by the merger agreement, or with the prior written consent of FS Bancorp:

•
issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any warrants, options, other equity-based awards, convertible securities or other arrangements or commitments to acquire capital stock or other ownership interest;

•	issue any other capital securities, including trust preferred or other similar securities, voting debt securities or other securities;
•
pay any dividends or other distributions on its capital stock or other ownership interests, other than dividends from wholly owned subsidiaries to Anchor or to another wholly owned subsidiary of Anchor; or directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire any shares of its capital stock, other ownership interests, or rights with respect to the foregoing;

•
(i) enter into, modify, renew or terminate any employment, consulting, severance, change in control or similar agreement or arrangement with any director, officer, employee, or service provider, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal increases in salary and bonuses pursuant to plans currently in effect, and (C) severance in accordance with past practice; (ii) hire any new officers; (iii) promote any employee to a rank of vice president or higher; or (iv) pay expenses in excess of a specified amount for employees and directors to attend conventions or similar meetings;

•	establish, modify, renew or terminate any employee benefit plan or accelerate the vesting of benefits under any employee benefit plan;
•
sell, transfer, lease or encumber any of its assets, except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value, or sell or transfer any of its deposit liabilities;

•
enter into, modify or renew any data processing contract, service provider agreement or any lease, license or maintenance agreement relating to real or personal property or intellectual property or information technology assets, other than the annual renewal of an agreement that is necessary to operate its business in the ordinary course consistent with past practice, or permit to lapse its rights in any material intellectual property or information technology assets;

•
acquire the assets, business, deposits or properties of any person, other than pursuant to foreclosure, in a fiduciary capacity or in satisfaction of debts contracted prior to the date of the merger agreement;

•
sell or acquire any loans (excluding originations) or loan participations, except in the ordinary course of business consistent with past practice (but, in the case of a sale, after giving FS Bancorp or 1st Security Bank of Washington a first right of refusal to acquire such loan or participation), or sell or acquire any loan servicing rights;

•	amend its articles of incorporation or bylaws or similar governing documents;
•	materially change its accounting principles, practices or methods, except as may be required by accounting principles generally accepted in the United States or any governmental entity;
•	enter into, materially modify, terminate or renew any Anchor Contract (as such term is defined in the merger agreement);
•	settle any legal claims involving an amount in excess of $25,000, excluding amounts paid or reimbursed under any insurance policy;
•
foreclose upon any real property without obtaining a phase one environmental report, except for one- to four-family non-agricultural residential properties of five acres or less which it does not have reason to believe contains hazardous substances or might be in violation of or require remediation under environmental laws;

•
in the case of Anchor Bank, (i) voluntarily make a material change in its deposit mix; (ii) increase or decrease the interest rate paid on its time deposits or certificates of deposit except in a manner consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility;

•	acquire any investment securities outside of the limits specified in the merger agreement;
•	make capital expenditures outside the limits specified in the merger agreement;
•	materially change its loan underwriting policies, make loans on extensions of credit in excess of amounts specified in the merger agreement or acquire any loan pools or participations;
•	invest in any new or existing joint venture or any new real estate development or construction activity;
•	materially change its interest rate and other risk management policies and practices;
•	incur any debt for borrowed funds other than in the ordinary course of business consistent with past practice with a term of one year or less;
•	become responsible for any of the obligations or liabilities of any other person or entity, other than the issuance of letters of credit permitted by the merger agreement;
•	create any lien on any of Anchor's assets or properties other than pursuant to agreements with the Federal Home Loan Bank of Des Moines and federal funds transactions;
•	make charitable contributions in excess of limits specified in the merger agreement;
•	enter into any new lines of business;
•	make, change or revoke any tax election, amend any tax return, enter into any tax closing agreement, or settle any liability with respect to disputed taxes; or
•	agree or commit to do any of the foregoing.

Agreement Not to Solicit Other Offers
               Anchor has agreed that, from the date of the merger agreement until the effective time of the merger or, if earlier, the termination of the merger agreement, it will not, and will cause its subsidiaries not to, directly or indirectly: (i) initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide to any person any confidential or nonpublic information concerning, its and its subsidiaries' business, properties or assets; or (ii) have any discussions with any person or entity relating to an acquisition proposal.

Notwithstanding this agreement, if Anchor receives an unsolicited written acquisition proposal prior to Anchor shareholder approval of the merger agreement that Anchor's board of directors determines in good faith constitutes or is reasonably likely to constitute a transaction that is more favorable from a financial point of view to the shareholders of Anchor than the merger with FS Bancorp (referred to as a "superior proposal"), Anchor may provide confidential information to and negotiate with the third party that submitted the acquisition proposal if the Anchor board of directors determines in good faith, after consulting with counsel, that the failure to do so would violate the board's fiduciary duties. In order to constitute a superior proposal, an acquisition proposal must be for a tender or exchange offer, for a merger or consolidation or other business combination involving Anchor or Anchor Bank or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Anchor or Anchor Bank. Anchor must promptly advise FS Bancorp of any acquisition proposal received and keep it apprised of any related developments.

The merger agreement generally prohibits the Anchor board of directors from withdrawing or modifying in a manner adverse to FS Bancorp the board's recommendation that Anchor's shareholders vote to approve and adopt the merger agreement (referred to as a "change in recommendation"). At any time prior to the approval of the merger agreement by Anchor's shareholders, however, the Anchor board of directors may effect a change in recommendation in response to a bona fide written unsolicited acquisition proposal that the board determines in good faith, after consultation with counsel, constitutes a superior proposal. The Anchor board of directors may not make a change in recommendation in response to a superior proposal, or terminate the merger agreement to pursue a superior proposal, unless it has given FS Bancorp at least four business days to propose a modification to the merger agreement and, after considering any such proposed modification, the Anchor board of directors determines in good faith, after consultation with counsel, that the third party unsolicited proposal continues to constitute a superior proposal.

If FS Bancorp terminates the merger agreement based on a change in recommendation by the Anchor board of directors or Anchor terminates the merger agreement to pursue a superior proposal, Anchor would be required to pay FS Bancorp a termination fee of $2,702,000 in cash. See " – Termination of the Merger Agreement."

Representations and Warranties
The representations and warranties described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of FS Bancorp and Anchor, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between FS Bancorp and Anchor rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to shareholders. You should not rely on the representations and warranties or any description thereof as characterizations of the actual state of facts or condition of FS Bancorp, Anchor or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by FS Bancorp or Anchor. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus and in the documents incorporated by reference into this proxy statement/prospectus. See "Where You Can Find More Information."

The merger agreement contains customary representations and warranties of each of FS Bancorp and Anchor relating to their respective businesses. The representations and warranties in the merger agreement do not survive completion of the merger.

              The representations and warranties made by each of Anchor and FS Bancorp in the merger agreement relate to a number of matters, including the following:

•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•
authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger or bank merger;

•	required governmental and other regulatory filings, consents and approvals in connection with the merger and the bank merger;
•	reports to regulatory authorities;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	in the case of Anchor, broker's fees payable in connection with the merger;
•	the absence of certain changes or events;

•	legal proceedings;
•	tax matters;
•	employee benefit matters;
•	SEC Reports;
•	compliance with applicable laws;
•	in the case of Anchor, certain contracts;
•	absence of agreements with regulatory authorities;
•	derivative instruments and transactions;
•	environmental matters;
•	investment securities, commodities and, in the case of Anchor, bank owned life insurance;
•	title to real property and other assets;
•	intellectual property and information technology assets;
•	in the case of Anchor, related party transactions;
•	in the case of Anchor, inapplicability of takeover statutes;
•	absence of action or circumstance that would prevent the merger or the bank merger from qualifying as a reorganization under Section 368(a) of the Code;
•	in the case of Anchor, receipt of a fairness opinion from Anchor's financial advisor;
•	the accuracy of information supplied for inclusion in this proxy statement/prospectus and other documents;
•	loan matters;
•	insurance matters;
•	in the case of Anchor, the creation and maintenance of a liquidation account for eligible account holders;
•	in the case of Anchor, the accuracy and completeness of corporate and stock ownership records; and
•	in the case of Anchor, the absence of claims requiring indemnification.
Certain representations and warranties of FS Bancorp and Anchor are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect," when used in reference to either FS Bancorp, Anchor or the combined company, means:

(1)
a material adverse effect on the business, properties, results of operations or financial condition of such party and its subsidiaries taken as a whole (provided that a material adverse effect will not be deemed to include the impact of (A) changes, after the date of the merger agreement, in generally accepted accounting principles or applicable regulatory accounting requirements, (B) changes, after the date of the merger agreement, in laws, rules or regulations of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities, (C) changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally, (D) public disclosure of the transactions contemplated by the merger agreement or actions or inactions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement, (E) expenses reasonably incurred by a party in connection with the merger agreement or in consummation of the transactions contemplated thereby, or (F) a decline in the trading price of a party's common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate); or

(2)	a material adverse effect on the ability of such party or its bank subsidiary to timely consummate the merger or bank merger.

Special Meeting and Recommendation of Anchor's Board of Directors
Anchor has agreed to, and to cause its board of directors to take all action to, hold the special meeting for the purpose of voting upon the merger agreement and to use commercially reasonable best efforts to obtain from its shareholders the vote required to approve the merger agreement, including by communicating to its shareholders its recommendation (and including such recommendation in this proxy statement/prospectus) that they approve the merger agreement.

Notwithstanding any change in recommendation by the board of directors of Anchor, unless the merger agreement has been terminated in accordance with its terms, Anchor is required to convene the special meeting and to submit the merger agreement to a vote of its shareholders. Anchor will adjourn or postpone the special meeting if there are insufficient shares of Anchor stock, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting.

Conditions to Completion of the Merger
Mutual Closing Conditions. The obligations of FS Bancorp and Anchor to complete the merger are subject to the satisfaction of the following conditions:

•	approval of the merger agreement by Anchor's shareholders;
•	authorization for listing on Nasdaq of the shares of FS Bancorp common stock to be issued in the merger;
•	the registration statement on Form S-4, of which this proxy statement/prospectus is a part, being effective and not subject to any stop order by the SEC;
•	absence of any injunction or other legal restraint blocking the merger or the bank merger; and
•	required regulatory approvals are received without the imposition of any unduly burdensome condition as reasonably determined by the FS Bancorp board of directors.
Additional Closing Conditions for the Benefit of FS Bancorp. In addition to the mutual closing conditions, FS Bancorp's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•
accuracy of the representations and warranties made by Anchor subject to the closing condition standards set forth in the merger agreement and the receipt by FS Bancorp of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Anchor to that effect;

•
performance in all material respects by Anchor of the obligations required to be performed by it at or prior to the effective time of the merger and the receipt by FS Bancorp of a certificate signed by the Chief Executive Officer or Chief Financial Officer of Anchor to that effect;

•	the holders of less than 10% of the outstanding shares of Anchor common stock exercising dissenters' rights under Washington law; and
•	the receipt by FS Bancorp of an opinion of its legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
Additional Closing Conditions for the Benefit of Anchor. In addition to the mutual closing conditions, Anchor's obligation to complete the merger is subject to the satisfaction or waiver of the following conditions:

•
accuracy of the representations and warranties made by FS Bancorp subject to the closing condition standards set forth in the merger agreement and the receipt by Anchor of a certificate signed by the Chief Executive Officer or Chief Financial Officer of FS Bancorp to that effect;

•
performance in all material respects by FS Bancorp of the obligations required to be performed by it at or prior to the effective time of the merger and the receipt by Anchor of a certificate signed by the Chief Executive Officer or Chief Financial Officer of FS Bancorp to that effect; and

•	the receipt by Anchor of an opinion of its legal counsel to the effect that the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code.
Termination of the Merger Agreement
FS Bancorp and Anchor can jointly agree to terminate the merger agreement at any time. Either company may also terminate the merger agreement:

•
if a regulatory or other governmental authority has denied approval of the merger or the bank merger and such denial has become final and non-appealable, provided that the denial is not due to the failure of the company seeking termination to fulfill its obligations under the merger agreement, or if a court or regulatory other governmental authority issues a final, non-appealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the merger or the bank merger;

•
if the merger has not been completed by June 30, 2019, unless due to the failure of the company seeking termination to perform or observe its covenants and agreements set forth in the merger agreement;

•
if the other company breaches any representation, warranty, covenant or other agreement (provided that the terminating company is not then in material breach of representation, warranty, covenant or other agreement) , which breach results in a failure to satisfy the closing conditions of the company seeking termination and such breach is not cured within twenty (20) days following written notice to the breaching company or by its nature or timing cannot be cured within that time period; or

•
if the provision giving FS Bancorp the right to terminate the merger agreement as described in the next sentence is not applicable and the shareholders of Anchor fail to approve the merger agreement at the special meeting of Anchor shareholders.

In addition to the circumstances described above, FS Bancorp may terminate the merger agreement if (i) the board of directors of Anchor fails to recommend that Anchor shareholders approve the merger agreement or makes a change in recommendation; (ii) Anchor materially breaches any of the provisions relating to acquisition proposals, as described under "– Agreement Not to Solicit Other Offers"; or (iii) Anchor refuses to call or hold the shareholder meeting for a reason other than that the merger agreement has been previously terminated. Immediately following such a termination by FS Bancorp, Anchor must pay to FS Bancorp a termination fee of $2,702,000 in same day funds.

In addition to the circumstances described above, Anchor may terminate the merger agreement prior to obtaining shareholder approval in order to enter into an agreement relating to a superior proposal; provided, however, that Anchor has (i) not materially breached the merger agreement provisions outlined in "– Agreement Not to Solicit Other Offers" and (ii) paid the $2,702,000 termination fee.

Anchor must also pay the $2,702,000 termination fee to FS Bancorp if the merger agreement is terminated by either company as a result of the failure of Anchor's shareholders to approve the merger agreement and if, prior to such termination, there is publicly announced a proposal for a tender or exchange offer, for a merger or consolidation or other business combination involving Anchor or Anchor Bank or for the acquisition of a majority of the voting power in, or a majority of the fair market value of the business, assets or deposits of, Anchor or Anchor Bank and, within one year of the termination, Anchor or Anchor Bank either enters into a definitive agreement with respect to that type of transaction or consummates that type of transaction.

Employee and Benefit Plan Matters
Full time employees of Anchor and its subsidiaries who are retained following the merger will become eligible to participate in FS Bancorp's employee benefit plans, programs or policies. Prior service credit for employment with Anchor or an Anchor subsidiary since the most recent hire date will be given for purposes of eligibility, participation and vesting with respect to all of FS Bancorp's retirement plans, employee benefit plans, practices and policies to the extent that such crediting of service does not result in duplication of benefits, but not for accrual of benefits under any defined benefit or actuarially calculated benefit.

Anchor has agreed to take, and cause its subsidiaries to take, other than with respect to the Anchor Bank severance plan, all actions requested by FS Bancorp that may be necessary or appropriate to (i) cause one or more Anchor benefit plan to cease as of the effective time of the merger, or as of the date immediately preceding the effective time of the merger, (ii) cause benefit accruals and entitlements under any Anchor benefit plan to cease as of the effective time of the merger, or as of the date immediately preceding the effective time of the merger, (iii) cause the continuation on and after the effective time of the merger, of any contract, arrangement or insurance policy relating to any Anchor benefit plan for such period as may be requested by FS Bancorp, or (iv) facilitate the merger of any Anchor benefit plan into any employee benefit plan maintained by FS Bancorp or a FS Bancorp subsidiary.

FS Bancorp has agreed that 1st Security Bank of Washington will assume the Anchor Bank severance plan, as further set forth in the merger agreement, subject to the Anchor Bank severance plan being amended by Anchor Bank prior to the effective time of the merger to provide for (i) the inclusion therein as an employee of each executive officer of Anchor Bank who is not a party to a separate written employment or change in control agreement with Anchor Bank and (ii) the execution and delivery of a general release by each employee as a condition to his or her right or entitlement to a severance benefit and that payment of the severance benefit shall be made within ten (10) days after the expiration of any opt-out period provided in the release, which amendment shall be made in compliance with Section 409A of the Code.

The merger agreement permits FS Bancorp to amend or terminate any Anchor benefit plan or other employee benefit plan after the effective time of the merger, to the extent such an amendment or termination is permitted by the terms of the applicable plan and would otherwise be consistent with the terms of the merger agreement. The merger agreement does not require that FS Bancorp retain the employment of any particular Anchor employee for any fixed period of time following the effective time of the merger.

Anchor is required to take all actions necessary to terminate the Anchor employee stock ownership plan no later than the day immediately prior to the effective time of the merger. The accounts of all participants and beneficiaries in the Anchor employee stock ownership time as of the effective time of the merger shall become fully vested upon termination of the Anchor employee stock ownership plan. In connection with such termination, (i) the loan indebtedness of the Anchor employee stock ownership plan to Anchor shall be extinguished; (ii) the unallocated shares of Anchor common stock held by the Anchor employee stock ownership plan that are applied to retire loan indebtedness of the Anchor employee stock ownership plan at the effective time shall be cancelled; and

(iii) the merger consideration, if any, received in the merger for the remaining unallocated shares of Anchor Common Stock held by the Anchor employee stock ownership plan shall be allocated to participant accounts in accordance with the terms of the Anchor employee stock ownership plan.  Prior to the termination date of the Anchor employee stock ownership plan, Anchor and its subsidiaries shall make a contribution to the plan in an amount sufficient to reduce the loan indebtedness of the plan to approximately $470,426.

As soon as practicable after of the effective time of the merger, the account balances in the Anchor employee stock ownership plan shall be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct; provided however, that nothing contained in the merger agreement shall delay the distribution or transfer of account balances in the Anchor employee stock ownership plan in the ordinary course for reasons other than the termination of such plan. FS Bancorp has agreed to permit full-time active employees of Anchor and its subsidiaries to rollover their account balances in the Anchor employee stock ownership plan to a FS Bancorp benefit plan that is intended to be qualified under Section 401(a) of the Code, provided they are still employed by FS Bancorp or a FS Bancorp subsidiary at the time of such rollover. Anchor shall, or shall direct the fiduciaries of the Anchor employee stock ownership plan to (to the extent permitted by law), provide FS Bancorp and its counsel with a draft of each resolution, amendment, participant communication or other document relating to the termination of the Anchor employee stock ownership plan at least five business days before such document is adopted, filed or distributed. Prior to the effective time of the merger, Anchor shall provide FS Bancorp with the final documentation evidencing that these actions, as further set forth in the merger agreement, have been effectuated.

As of the effective time of the merger, Section 14 of the Anchor Bank phantom stock plan shall apply for Anchor and Anchor Bank employees. Accordingly, each participant in such plan employed by Anchor or Anchor Bank as of the day immediately preceding the effective time of the merger shall have a 100% vested interest in his or her benefit under such plan. In addition, no later than sixty days following the effective time of the merger, each participant in such plan (inclusive of current participants and participants in pay status) shall receive a cash lump sum equal to the total value (not present value) of his or her entire benefit or remaining benefit (in the case of a participant in pay status) determined as of the effective time of the merger. All such amounts payable shall be paid without any interest and subject to any required tax withholding, and shall be conditioned on the recipient executing an acknowledgment in a form reasonably satisfactory to FS Bancorp that the payment represents the full satisfaction of all obligations and liabilities with respect to the recipient's rights under such plan.

Upon consummation of the merger, FS Bancorp has agreed to cause 1st Security Bank of Washington to, honor each change in control provision in the employment or change in control severance agreements to which Anchor or Anchor Bank is a party with any of its employees. FS Bancorp has agreed that the merger constitutes a change in control as defined in each such employment or change in control severance agreement, and it has agreed to terminate or cause to be terminated, at the effective time of the merger, the employment without cause of each employee of Anchor and Anchor Bank who is party to an employment or change in control severance agreement and to pay at such time the change in control benefits owed to each such employee under the terms of his or her employment or change in control severance agreement.

In connection with the execution of the merger agreement, Terri L. Degner, Anchor's Chief Financial Officer and director, entered into a consulting agreement with 1st Security Bank of Washington.  The consulting agreement becomes effective upon completion of the merger and provides compensation to Ms. Degner of $130 per hour for transition services performed.  The consulting agreement does not require Ms. Degner to work any minimum or specified number of hours.  The consulting agreement is for a term of up to three years, but may be terminated by either party at any time for any reason or no reason.  The consulting agreement also imposes lifetime restrictions upon Ms. Degner relating to the disclosure of confidential information. These restrictions are in addition to the non-compete, non-solicitation and related restrictions imposed upon Ms. Degner for a one year period following completion of the merger under her existing employment agreement and the resignation, non-solicitation and confidentiality agreement she entered into with FS Bancorp in connection with the execution of the merger agreement.

Indemnification and Continuance of Director and Officer Liability Coverage
For a period of six years following the merger, FS Bancorp will maintain and preserve the rights to indemnification of the current and former directors and officers of Anchor and its subsidiaries to the maximum extent permitted by applicable organizational documents and to the fullest extent otherwise permitted by law, in connection with any claims arising out of or relating to matters existing or occurring at or prior to the effective time of the merger, including the transactions contemplated by the merger agreement.

For a period of six years following the effective time of the merger, FS Bancorp will provide, at FS Bancorp's expense, directors' and officers' liability insurance covering the persons who are presently covered by Anchor's current officers' and directors' liability insurance policy with respect to claims arising from facts or events occurring at or before the effective time of the merger, including the transactions contemplated by the merger agreement. This insurance must be equivalent to the coverage currently provided by Anchor, but the maximum cost thereof is limited to 200% of Anchor's current annual premium for such insurance. Instead of this insurance coverage, Anchor may, or at the request of FS Bancorp shall, prior to the effective time of the merger, purchase a tail policy for directors' and officers' liability insurance on the terms described in the preceding sentence but with single limit equivalent coverage provided that the cost thereof shall not exceed 200% of Anchor's current annual premium for such insurance. If the prepaid tail policy has been obtained by Anchor prior to the Effective Time, FS Bancorp will cause such policy to be maintained in full force and effect for its full term and will cause all obligations thereunder to be honored by the combined company after the merger.

Expenses
All expenses incurred in connection with the merger will be paid by the party incurring the expenses, except that Anchor will bear the costs and expenses of printing and mailing this proxy statement/prospectus and FS Bancorp has paid the filing fee for the registration statement on Form S-4 of which this proxy statement/prospectus is a part.

Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after approval of the merger agreement by the shareholders of Anchor, except that after approval of the merger agreement by the shareholders of Anchor, there may not be, without further approval of such shareholders, any amendment of the merger agreement that requires further approval of such shareholders under applicable law.

At any time prior to completion of the merger, the parties may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other party, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement, and waive compliance with any of the agreements or satisfaction of any conditions contained in the merger agreement, except that after approval of the merger agreement by the Anchor shareholders, there may not be, without further approval of such shareholders, any extension of the merger agreement or any performance obligation or any waiver of any portion of the merger agreement that requires further approval of such shareholders under applicable law.

Voting Agreements
As an inducement to FS Bancorp to enter into the merger agreement, the directors of Anchor have entered into voting agreements with FS Bancorp with respect to the shares of Anchor common stock they own. The following summary of the voting agreements is qualified in its entirety by reference to the form of voting agreement, a copy of which is attached as Exhibit A to the merger agreement, which is included in Appendix A to this proxy statement/prospectus.

Pursuant to the voting agreements, the directors of Anchor have agreed:

•
to vote, or cause to be voted, all of their shares of Anchor common stock (i) in favor of approval of the merger agreement and approval of the merger and any action required in furtherance thereof and (ii) against any proposal made in opposition to or in competition with the consummation of the merger;

•	not to sell, transfer or otherwise dispose of any such shares of Anchor common stock until after shareholder approval of the merger agreement, excluding (i) a transfer where the transferee has agreed in writing to abide by the terms of the voting agreement in a form reasonably satisfactory to FS Bancorp, (ii) a transfer by will or operation of law, or (iii) a transfer made with the prior written consent of FS Bancorp; and

•	not to bring or aid any legal action that challenges the validity of or seeks to enjoin the operation of any provision of the voting agreement or the merger agreement.
The obligations under each voting agreement will terminate concurrently with any termination of the merger agreement.

Resignation, Non-Compete and Confidentiality Agreements
Each Anchor director has entered into resignation, non-compete and confidentiality agreements with FS Bancorp whereby the director has, if applicable, agreed to resign as a director, upon consummation of the merger and for 18 months thereafter the individual will not, subject to limited exceptions in certain cases, without the prior written consent of FS Bancorp:
•	refer any customers to any financial institution other than the financial institution subsidiaries of FS Bancorp;
•
solicit the business of any customer of Anchor for any other person or entity for the purpose of providing services on behalf of any person or entity other than FS Bancorp or any of its financial institution subsidiaries;

•	solicit or induce any customer to terminate or reduce any aspects of its relationship with FS Bancorp or any of its financial institution subsidiaries;
•
participate as an officer, director, employee or consultant, or invest in any financial institution (other than the purchase of less than 5% of the outstanding shares), or financial institution in formation; or

•
directly or indirectly, solicit or offer employment to any officer or employee of FS Bancorp or any of its subsidiaries, or take any action intended or reasonably expected to cause any officer or employee or entity doing business with, FS Bancorp or any of its subsidiaries to terminate his, her or its employment or business relationship with FS Bancorp or any of its subsidiaries.

The agreement also provides that the Anchor director may not during the term of the agreement make derogatory statements about FS Bancorp or any of its subsidiaries or any of their respective directors, officers, employees, agents, or representatives, in each case subject to standard exceptions.  Each director and applicable executive officer has also agreed to not disclose confidential information about the Anchor entities.

UNAUDITED PRO FORMA COMBINED CONDENSED
CONSOLIDATED FINANCIAL INFORMATION

The following is the unaudited pro forma combined condensed consolidated financial information for FS Bancorp and Anchor, giving effect to the merger. The unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2018 gives effect to the merger as if it occurred on that date. The unaudited pro forma combined condensed consolidated income statement for the six months ended June 30, 2018 and the year ended December 31, 2017 give effect to the merger as if it occurred on January 1, 2017.
The unaudited pro forma combined condensed consolidated financial information has been prepared using the acquisition method of accounting for business combinations under GAAP. FS Bancorp is the acquirer for accounting purposes.
A final determination of the fair values of Anchor's assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of Anchor that exist as of the date of completion of the transaction. Consequently, fair value adjustments and amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma combined condensed consolidated financial information presented herein and could result in a material change in amortization of acquired intangible assets. In addition, the value of the final purchase price of the merger will be based on the closing price of FS Bancorp common stock on the closing date of the merger. For purposes of the accompanying pro forma financial information, the closing price of FS Bancorp common stock on August 30, 2018, the most practicable date prior to the filing of this proxy statement/prospectus with the SEC, was used for purposes of presenting the pro forma combined condensed consolidated balance sheet as of June 30, 2018.
In connection with the plan to integrate the operations of FS Bancorp and Anchor following the completion of the merger, FS Bancorp anticipates that nonrecurring charges, such as costs associated with systems implementation, severance and other costs related to exit or disposal activities, will be incurred. FS Bancorp is not able to determine the timing, nature and amount of these charges as of the date of this document. However, these charges will affect the results of operations of FS Bancorp and Anchor, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma combined condensed consolidated income statement do not include the effects of the non-recurring costs associated with any restructuring or integration activities resulting from the merger, as they are nonrecurring in nature and not factually supportable at this time. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration.
The actual amounts recorded as of the completion of the merger may differ materially from the information presented in the unaudited pro forma combined condensed consolidated financial information as a result of:
•	changes in the trading price for FS Bancorp's common stock;
•	capital used or generated in Anchor's operations between the signing of the merger agreement and completion of the merger;
•	changes in the fair values of Anchor's assets and liabilities;
•	other changes in Anchor's net assets that occur prior to the completion of the merger, which could cause material changes in the information presented below; and
•	the actual financial results of the combined company.
The unaudited pro forma combined condensed consolidated financial information is provided for informational purposes only. The unaudited pro forma combined condensed consolidated financial information is not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma combined condensed consolidated financial information and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma combined condensed consolidated financial information is based on, and should be read together with, the historical consolidated financial statements and related notes of FS Bancorp incorporated into this document by reference from its Quarterly Report on Form 10-Q for the six months ended June 30, 2018 and its Annual Report on Form 10-K for the year ended

December 31, 2017. Anchor's fiscal year end is June 30. The unaudited pro forma combined condensed consolidated financial information of Anchor as of and for the six months ended June 30, 2018 was derived from Anchor's financial statements for the year ended June 30, 2018 which are included in this proxy statement/prospectus and the Quarterly Report on Form 10-Q for the six months ended December 31, 2017.  The unaudited pro forma combined condensed consolidated financial information of Anchor as of December 31, 2017 was derived from Anchor's financial statements included in this proxy statement/prospectus for the year ended June 30, 2017, and the Quarterly Reports on Form 10-Q for the six months ended December 31, 2016 and 2017.

FS BANCORP AND ANCHOR
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
BALANCE SHEET
As of June 30, 2018
(In thousands)
	FS Bancorp(1)	Anchor(1)	Pro Forma Adjustments	Notes	Pro Forma
ASSETS

Cash and cash equivalents	$39,588	$17,568	$(36,695)	A	$20,461
Investment securities available for sale	98,465	17,725	--		116,190
Investment securities held to maturity	--	3,584	(84)	B	3,500
Loans held for sale, at fair value	55,191	98	--		55,289
Loans receivable, net of unearned income	892,771	396,414	(10,932)	C	1,278,253
Less: Allowance for loan losses	11,571	4,370	(4,370)	D	11,571
Total loans receivable, net	881,200	392,044	(6,562)		1,266,682
Other real estate owned	--	737	--		737
Core deposit intangible, net	1,164	--	4,970	E	6,134
Goodwill	2,312	--	6,454	F	8,766
BOLI	13,498	20,546	--		34,044
Other assets (includes MSR)	41,124	17,352	183	G	58,659
TOTAL ASSETS	$1,132,542	$469,654	$(31,734)		$1,570,462

LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits	$870,113	$359,021	$(590)	H	$1,228,544
Borrowings	106,526	37,000	(334)	I	143,192
Securities sold under agreement to repurchase	--	--	--		--
Subordinated note less unamortized debt issuance costs	9,855	--	--		9,855
Accrued expenses and other liabilities	16,677	6,189	--		22,866
Total liabilities	1,003,171	402,210	(924)		1,404,457

STOCKHOLDERS' EQUITY
Common stock	37	25	(18)	J	44
Additional paid-in capital	56,344	22,298	20,222	K	98,864
Retained earnings	76,102	46,776	(52,669)	L	70,209
Accumulated other comprehensive (loss) income, net	(2,127)	(1,115)	1,115	M	(2,127)
Unearned shares – Employee Stock Ownership Plan	(985)	(540)	540	N	(985)
Total stockholders' equity	129,371	67,444	(30,810)		166,005
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1,132,542	$469,654	$(31,734)		$1,570,462

____________
(1)
FS Bancorp and Anchor information is as of June 30, 2018 and is unaudited. FS Bancorp's information is derived from its unaudited financial statements included in its Quarterly Report on Form 10-Q for June 30, 2018.  Anchor's information is derived from the audited financial information included in its financial statements which are included in this proxy statement/prospectus.

See accompanying Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

FS BANCORP AND ANCHOR
UNAUDITED PROFORMA COMBINED CONDENSED CONSOLIDATED
INCOME STATEMENTS
For the Six Months Ended June 30, 2018
(In thousands, except per share data)

	FS Bancorp(1)	Anchor(1)	Pro Forma Adjustments	Notes	Pro Forma
Interest income:
Interest and fees on loans	$25,391	$11,146	$1,093	O	$37,630
Other	1,619	337	(231)	P	1,725
Total interest income	27,010	11,483	862		39,355
Interest expense:
Deposits	2,675	1,750	--		4,425
Subordinated note	337	--	--		337
Other borrowings	576	401	--		977
Total interest expense	3,588	2,151	--		5,739
Net interest income	23,422	9,332	862		33,616
Provision for loan losses	800	225	--		1,025
Net interest income after provision for loan losses	22,622	9,107	862		32,591
Noninterest income:
Service charges and other fees	1,329	1,373	--		2,702
Income from sale of mortgage loans	8,649	18	--		8,667
Other income	660	486	--		1,146
Total noninterest income	10,638	1,877	--		12,515
Noninterest expense:
Compensation and employee benefits	14,719	4,393	--		19,112
Operations	2,901	1,584	(59)	Q	4,426
Occupancy and equipment	1,353	872	5	R	2,230
Data processing	1,319	997	--		2,316
Loan costs	1,332	--	--		1,332
Professional and board fees	907	--	--		907
Other real estate owned, net	--	(163)	--		(163)
Other expense	648	104	290	S	1,042
Total noninterest expense	23,179	7,787	236		31,202
Income before income taxes	10,081	3,197	626		13,904
Income tax expense	1,502	647	135	T	2,284
Net income	$8,579	$2,550	$491		$11,620

Earnings per common share:
Basic	$2.40	$1.05	$--	U	$2.70
Diluted	2.28	1.05	--	U	2.59

Average common shares outstanding:
Basic	3,573,560	2,428,704	(1,703,119)	V	4,299,145
Diluted	3,762,079	2,435,421	(1,709,836)	V	4,487,664

____________
(1)
FS Bancorp and Anchor information is for the six months ended June 30, 2018 and is unaudited. FS Bancorp's information is derived from its unaudited financial statements included in its Quarterly Report on Form 10-Q for June 30, 2018.  Anchor's information is derived from the audited financial information included in the financial information included in this proxy statement/prospectus and the unaudited financial statements included in its Quarterly Report on Form 10-Q for the six months ended December 31, 2017.

See accompanying Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information

FS BANCORP AND ANCHOR
UNAUDITED PRO FORMA COMBINED CONDENSED CONSOLIDATED
INCOME STATEMENT
For the Year Ended December 31, 2017
(In thousands, except per share data)

	FS Bancorp(1)	Anchor(1)	Pro Forma Adjustments	Notes	Pro Forma
Interest income:
Interest and fees on loans	$43,457	$20,689	$2,186	O	$66,332
Other Interest Income	2,724	657	(462)	P	2,919
Total interest income	46,181	21,346	1,724		69,251
Interest expense:
Deposits	3,920	3,163	--		7,083
Subordinated note	679	--	--		679
Other borrowings	334	520	--		854
Total interest expense	4,933	3,683	--		8,616
Net interest income	41,248	17,663	1,724		60,635
Provision for loan losses	750	340	--		1,090
Net interest income after provision for loan losses	40,498	17,323	1,724		59,545
Noninterest income:
Service charges and other fees	3,548	2,777	--		6,325
Income from sale of mortgage loans	17,985	241	--		18,226
Gain on sale of mortgage servicing rights	1,062	--	--		1,062
Other income	1,479	1,264	--		2,743
Total noninterest income	24,074	4,282	--		28,356
Noninterest expense:
Compensation and employee benefits	26,595	8,717	--		35,312
Operations	6,205	3,550	(118)	Q	9,637
Occupancy and equipment	2,672	1,809	10	R	4,491
Data processing	2,521	2,107	--		4,628
Loan costs	2,652	--	--		2,652
Professional and board fees	1,697	--	--		1,697
Other real estate owned, net	--	(5)	--		(5)
Other expense	1,651	521	579	S	2,751
Total noninterest expense	43,993	16,699	471		61,163
Income before income taxes	20,579	4,906	1,253		26,738
Income tax expense	6,494	3,908	269	T	10,671
Net income	$14,085	$998	$984		$16,067

Earnings per common share:
Basic	$4.55	$0.41	$--	U	$4.21
Diluted	4.28	0.41	--	U	4.00

Average common shares outstanding:
Basic	3,094,586	2,407,883	(1,682,298)	V	3,820,171
Diluted	3,291,700	2,424,781	(1,699,196)	V	4,017,285

____________
(1)
Anchor information is for the twelve months ended December 31, 2017. FS Bancorp's information is derived from its audited financial statements included in its Annual Report on Form 10-K for the year ended December 31, 2017.  Anchor's information is derived from its audited financial statements for the year ended June 30, 2017 included in this proxy statement/prospectus and the unaudited financial statements included in its Quarterly Reports on Form 10-Q for the six months ended December 31, 2016 and 2017.

See accompanying Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information.

Notes to Unaudited Pro Forma Combined Condensed Consolidated Financial Information
Note 1 – Basis of Presentation
The unaudited pro forma combined condensed consolidated financial information has been prepared under the acquisition method of accounting for business combinations. The unaudited pro forma combined condensed consolidated income statement for the year ended December 31, 2017 and six months ended June 30, 2018, are presented as if the acquisition occurred on January 1, 2017. The unaudited pro forma combined condensed consolidated balance sheet as of June 30, 2018 is presented as if the acquisition occurred as of that date. This information is not intended to reflect the actual results that would have been achieved had the acquisition actually occurred on those dates. The pro forma adjustments are preliminary, based on estimates, and are subject to change as more information becomes available and after final analyses of the fair values of both tangible and intangible assets acquired and liabilities assumed are completed. Accordingly, the final fair value adjustments may be materially different from those presented in this document.
Under the acquisition method of accounting, the assets and liabilities and any identifiable intangible assets of Anchor will be recorded at the respective fair values on the merger date. The fair values on the merger date are to represent management's best estimates based on available information and facts and circumstances in existence on the merger date.  For fixed assets, the assumed fair value was reflected at the fair value based on management's estimates of materiality. The pro forma allocation of purchase price reflected in the unaudited pro forma combined condensed consolidated financial information is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but not be limited to, changes in (i) Anchor's balance sheet through the effective time of the merger; (ii) total merger related expenses if consummation and/or implementation costs vary from currently estimated amounts; and (iii) the underlying values of assets and liabilities if market conditions differ from current assumptions.
Certain historical data of Anchor has been reclassified on a pro forma basis to conform to FS Bancorp's classifications.
The accounting policies of both FS Bancorp and Anchor are in the process of being reviewed in detail.  Upon completion of such review, conforming adjustments or financial statement reclassifications may be determined.
Note 2 – Purchase Price
Each share of Anchor common stock will be converted into the right to receive, promptly following completion of the merger, (1) 0.2921 shares of FS Bancorp common stock and (2) $12.40 in cash, representing an aggregate consideration mix of approximately 60% FS Bancorp stock and 40% cash, excluding restricted stock awards.  All then-outstanding unvested restricted stock awards of Anchor fully vest upon the effective time of the merger and will be converted to restricted stock unit awards of FS Bancorp as provided in the merger agreement. FS Bancorp will not issue any fractional shares of stock in the merger as the value of calculated fractional shares will be paid in cash.
For purposes of the pro forma combined condensed consolidated financial information presentation, FS Bancorp has made the assumption that all restricted stock awards will be immediately exercised at the merger date for approximately 7,456 Anchor shares that will be converted to 2,177 shares of FS Bancorp and $93,000 cash.  In total, FS Bancorp will issue approximately 725,585 shares of common stock in the merger, resulting in approximately 4,434,245 shares of common stock outstanding after the merger, and pay aggregate cash consideration in the merger of approximately $30.8 million. The August 30, 2018 stock price was used for this proxy statement/prospectus as the most recent stock price at the time of the September 7, 2018 filing with the SEC for a transaction that has yet to be consummated.  The total consideration transferred approximates $73.3 million.

Note 3 –Purchase Price Allocation of Anchor
At the merger effective time, Anchor's assets and liabilities are required to be recorded at to their estimated fair values.   The assumptions used to determine the relevant fair value adjustments are discussed in detail below in Note 4 – Pro Forma Combined Condensed Consolidated Financial Information Adjustments.  The purchase price is then allocated to the identifiable assets and liabilities based on the fair value.  The excess of the purchase price over the fair value of the net assets acquired is allocated to goodwill.
The pro forma purchase price was preliminarily allocated to the assets acquired and liabilities assumed based on their estimated fair values as summarized in the following table:
	At
	June 30, 2018
	(In thousands)
Pro forma purchase price of Anchor
Fair value of FS Bancorp common stock at $58.61(1) per share for 725,585
shares		$42,527
Cash to be paid		30,802
Total pro forma purchase price		$73,329

Fair value of assets acquired:
Cash	$ 17,568
Investment securities available for sale	17,725
Investment securities held to maturity	3,500
Loans held for sale	98
Loans receivable	385,482
Other real estate owned	737
Intangible assets - CDI	4,970
Other assets	38,081
Total assets and identifiable intangible assets acquired	$468,161

Fair value of liabilities assumed:
Deposits	$358,431
Borrowings	36,666
Accrued expenses and other liabilities	6,189
Total liabilities assumed	$401,286

Fair value of net assets and identifiable intangible assets acquired		$66,875
Excess of consideration to be paid over the net assets and identifiable intangible assets acquired		$ 6,454

(1)	Stock price is as of close of business August 30, 2018.

Note 4 – Pro Forma Combined Condensed Consolidated Financial Information Adjustments.

The following pro forma adjustments have been included in the unaudited pro forma combined condensed consolidated financial information.  Estimated fair value adjustments are based upon available information, and certain assumptions considered reasonable, and may be revised as additional information becomes available. The following are the pro forma adjustments made to record the transaction and to adjust Anchor's assets and liabilities to their estimated fair values at June 30, 2018.

Balance Sheet At June 30, 2018
(In thousands)

A. Adjustments to Cash and cash equivalents		$ (36,695)
To reflect cash used to purchase Anchor (2,484,030 Anchor common shares outstanding at June 30, 2018 at $12.40 cash consideration per share).	(30,802)
To reflect projected cash used for merger costs. See Note 5 - Merger Costs.	(5,893)

B. Adjustment to Securities held to maturity To reflect the estimated fair market value of securities held to maturity		(84)

C. Adjustments to Loans receivable, excluding allowance for loan losses and fees not yet recognized		(10,932)
To reflect the discount on loans at merger date.  FS Bancorp estimated the fair value using portfolio performance and yield compared to market and will receive an independent third party review at closing.  Based on the due diligence, a total discount of approximately 2.75% of gross loans ($397,524 x 2.75% = $10,932) was calculated on the loans.

D. Adjustments to Allowance for loan losses		(4,370)
To remove the Anchor allowance for loan losses at period end date as the credit risk is accounted for in the fair value adjustment for the loans receivable in Adjustment B above.

E. Adjustments to Intangible asset, net		4,970
To record the estimated fair value of the core deposit intangible asset ("CDI") identified in the merger as estimated prior to close date and validated at close by an independent third party and to eliminate the Anchor core deposit intangible created in its prior acquisitions.

F. Adjustment to Goodwill		6,454
To record the difference between the consideration transferred and the estimated fair value of net assets acquired and net liabilities assumed in the merger. See Note 3 – Allocation of Purchase Price of Anchor Bank, above.

G. Adjustments to Other assets		183
To reflect the fair value of the other assets in the merger as follows:

Deferred tax asset, net	87
Subtotal of fair value adjustments is $1.4 million at FS Bancorp's estimated statutory rate of 21.5%

Fixed Assets	96
Owned properties to reflect the estimated fair market value of the owned properties
(Table continued on following page)

Balance Sheet At June 30, 2018

H. Adjustment to Deposits		$ (590)
To reflect estimated fair market value of deposits based on current interest rates

I. Adjustment to Borrowings		(334)
To reflect estimated fair market value of borrowings based on current interest rates

J. Adjustments to Common stock		(18)
To record the issuance of FS Bancorp common stock as purchase price consideration and to eliminate the common stock of Anchor
Issuance of FS Bancorp common stock to Anchor shareholders (725,585 shares at $0.01 value)	7

Elimination of the historical Anchor common stock	(25)

K. Adjustment to Additional Paid-in Capital		20,222
To eliminate the historical Anchor additional paid in capital	(22,298)

To record additional paid-in capital for stock valued purchase price	42,527

To record par value of FS Bancorp common stock to Anchor shareholders	(7)

L. Adjustment to Retained earnings		(52,669)
To eliminate the historical Anchor retained earnings	(46,776)

To record estimated merger costs	(5,893)

M. Adjustment to Accumulated other comprehensive income (loss)		1,115
To eliminate the historical Anchor accumulated other comprehensive loss.

N. Adjustment to Employee Stock Ownership Plan		540
To eliminate the historical Anchor unearned shares of the Employee Stock Ownership Plan

For purposes of determining the pro forma effect of the merger on the Income Statements, the following pro forma adjustments have been made as if the acquisition occurred as of January 1, 2017:

Income Statements (In thousands)
	For the Six Months Ended June 30, 2018	For the Year Ended December 31, 2017

O. Adjustments to Interest income: Interest and fees on loans	$1,093	$2,186
To reflect the accretion of interest component of the loan discount resulting from the pro forma loan fair value adjustment in Adjustment B above.  The accretion was calculated using an effective yield method over the weighted average life of 5 years at the merger date.  The sum of the accumulated discount accretion for the first twelve months and subsequent six months was estimated to be the accretion for the year ended December 31, 2017 and the six months ended June 30, 2018, respectively.

P. Adjustments to Interest income: Other	(231)	(462)
To recognize the reduction in other cash reflected for the merger at an estimated yield of 1.5% annualized.

Q. Adjustments to Noninterest expense: Operations	(59)	(118)
To reflect the elimination of the Director expenses at Anchor Bancorp.

R. Adjustments to Noninterst expense: Occupancy and equipment	5	10
To reflect additional depreciation expense based on estimated fair value adjustment

S. Adjustments to Noninterest expense: Other expense	290	579
To reflect estimated CDI amortization

T. Adjustments to Noninterest expense: Income tax expense	135	269
Adjusted the tax rate for additional income earned from the combined company to 21.5% for income in 2018 and 35.5% for additional income earned in 2017.

U.   Earnings per common share, basic and diluted, were calculated using the calculated pro forma net income less dividends and undistributed earnings allocated to participating securities divided by the calculated pro forma basic and dilutive average shares outstanding.

V.   Basic and diluted average common shares outstanding were calculated by adding the shares assumed to be issued by FS Bancorp in the merger (725,585 shares, including restricted stock award shares not yet vested) to the historical average FS Bancorp shares outstanding for the six months ended June 30, 2018 and for the year ended December 31, 2017.

Note 5 – Merger Costs

In connection with the merger, the plan to integrate FS Bancorp's and Anchor's operations is still being developed. Over the next several months, the specific details of these plans will continue to be refined. Management of both companies are currently in the process of assessing the two companies' personnel, benefit plans, computer systems, service contracts and other key factors to determine the most beneficial structure for the combined company.  Certain decisions arising from these assessments may involve involuntary termination of employees, changing information systems, canceling contracts with service providers and other actions.  To the extent there are costs associated with these actions, the costs will be recorded based on the nature and timing of these integration actions. Most acquisition and restructuring costs are recognized separately from a business combination and generally will be expensed as incurred.

The table below reflects FS Bancorp's current estimate of the aggregate estimated merger costs of $7.5 million, or $5.9 million net of $1.6 million of income tax benefit, computed using the statutory federal tax rate of 21.5%, expected to be incurred in connection with the merger, which are included in the pro forma financial information. While a portion of these costs may be required to be recognized over time, the current estimate of these costs, primarily comprised of anticipated cash charges, include the following:

At June 30,
2018
(In thousands)
Professional fees	$1,500
Change of control payments	2,961
Severance and retention plan	2,575
Data processing, termination and conversion	471
Pre-tax merger costs	7,507
Income tax benefit at 21.5% rate	1,614
Net merger costs	$5,893

FS Bancorp's cost estimates are forward-looking. While the costs represent FS Bancorp's current estimate of merger costs associated with the merger that will be incurred, the ultimate level and timing of recognition of these costs will be based on the final integration in connection with consummation of the merger. Readers are cautioned that the completion of this integration and other actions that may be taken in connection with the merger will impact these estimates. The type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining the current estimate of these costs.  These costs are not expected to materially impact the combined company's ability to maintain an adequate level of liquidity necessary to fund loan originations and deposit withdrawals, satisfy other financial commitments and fund operations.  See "Cautionary Statement Regarding Forward-Looking Statements" on page [•].

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
This discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (as defined below) of Anchor common stock. The discussion is based on provisions of the Code, U.S. Treasury regulations, administrative rulings of the Internal Revenue Service, or IRS, and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations.
For purposes of this discussion, we use the term "U.S. holder" to mean:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;
•
a trust if (i)  a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) such trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person; or

•	an estate that is subject to U.S. federal income taxation on its income regardless of its source.

This discussion applies only to U.S. holders that hold their Anchor common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment), and does not address all aspects of U.S. federal income taxation that may be relevant to a particular U.S. holder in light of the holder's particular circumstances or to U.S. holders subject to special treatment under the U.S. federal income tax laws, including without limitation the following:
•	banks and other financial institutions;
•	pass-through entities and investors therein;
•	persons liable for the alternative minimum tax;
•	insurance companies;
•	tax-exempt organizations;
•	dealers in securities or currencies;
•	traders in securities that elect to use a mark-to-market method of accounting;
•	persons that hold Anchor common stock as part of a straddle, hedge, constructive sale, conversion or other integrated transaction;
•	mutual funds;
•	regulated investment companies;
•	real estate investment trusts;
•	retirement plans, individual retirement accounts or other tax-deferred accounts;

•	persons whose "functional currency" is not the U.S. dollar;
•	U.S. expatriates and former residents of the United States; and
•	persons who acquired their Anchor common stock through the exercise of an Anchor option, through a tax qualified retirement plan or otherwise as compensation.
Furthermore, this discussion does not address any state, local, or non-U.S. tax consequences, or U.S. federal estate, gift, alternative minimum tax or other non-income tax consequences.
If a partnership or other entity taxed as a partnership for U.S. federal income tax purposes holds Anchor common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners in such a partnership should consult their tax advisors about the tax consequences of the merger to them.

The actual U.S. federal income tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. This discussion does not constitute tax advice. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax, the estate and gift tax, and any state, local or non-U.S. and other tax laws and of changes in those laws.

Tax Consequences of the Merger Generally
It is a condition to Anchor's obligation to complete the merger that Anchor receives a written opinion of its special counsel, Silver, Freedman, Taff & Tiernan LLP, dated as of the closing date, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to FS Bancorp's obligation to complete the merger that FS Bancorp receives a written opinion of its special counsel, Keller Rohrback L.L.P., dated as of the closing date, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. These opinions will be based on the assumption that the merger will be completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and on representation letters provided by Anchor and FS Bancorp to be delivered at the time of the closing. Those opinions will also be based on the assumption that the representations set forth in the merger agreement and the representation letters are, as of the effective time of the merger, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of Anchor and FS Bancorp. If any of the assumptions or representations upon which such opinions are based is inconsistent with the actual facts with respect to the merger, the U.S. federal income tax consequences of the merger could be adversely affected.
In addition, neither of the tax opinions given in connection with the merger or in connection with the filing of the registration statement will be binding on the IRS. Neither Anchor nor FS Bancorp intends to request any ruling from the IRS as to the U.S. federal income tax consequences of the merger, and consequently, there is no assurance that the IRS will treat the merger as a "reorganization" within the meaning of Section 368(a) of the Code.
Assuming that the merger is completed in the manner set forth in the merger agreement and the registration statement on Form S-4 of which this proxy statement/prospectus forms a part, and that the representations found in the merger agreement and in the representation letters provided by Anchor and FS Bancorp delivered at the time of closing will be true and complete without qualification as of the effective time of the merger, it is the opinion of each of Silver, Freedman, Taff & Tiernan LLP and Keller Rohrback L.L.P. that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.
Based solely on the information set forth herein and subject to the assumptions, qualifications and limitations set forth herein and in their respective federal income tax opinions filed as exhibits to the registration statement on Form S-4, this discussion of the material U.S. federal income tax consequences of the merger, to the extent such discussion expresses conclusions as to the application of U.S. federal income tax law, constitutes the opinions of Silver, Freedman, Taff & Tiernan LLP, special counsel to Anchor, and Keller Rohrback L.L.P., special counsel to FS Bancorp.  In rendering their respective tax opinions, each counsel relied upon representations and covenants, including those contained in certificates of officers of Anchor and FS Bancorp, reasonably satisfactory in form and substance to each such counsel.  If any of the representations, covenants or assumptions upon which the opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.  Copies of the tax opinions are attached as Exhibits 8.1 and 8.2 to the registration statement on Form S-4.
Subject to the foregoing, the material U.S. federal income tax consequences of the merger to U.S. holders of Anchor common stock will be as follows:
•
gain (but not loss) will be recognized on the receipt of the merger consideration in exchange for Anchor common stock pursuant to the merger in an amount equal to the lesser of (1) the amount by which the sum of the fair market value of the FS Bancorp common stock on the date of the completion of the merger and cash (other than cash received instead of a fractional FS Bancorp common share) received by a holder of Anchor common stock exceeds such holder's tax basis in its Anchor common stock, and (2) the amount of cash received by such holder of Anchor common stock (other than cash received instead of a fractional share of FS Bancorp common stock, which will be taxed as discussed in the section entitled "Cash Received Instead of a Fractional Share of FS Bancorp Common Stock" below);

•
the aggregate basis of the FS Bancorp common stock received in the merger will be the same as the aggregate basis of the Anchor common stock for which it is exchanged, decreased by the amount of cash received in the merger (except with respect to any cash received instead of a fractional share of Anchor common stock), decreased by any basis attributable to a fractional share of Anchor common stock for which cash is received, and increased by the amount of any gain recognized on the exchange (regardless of whether such gain is classified as capital gain, or as ordinary dividend income, as discussed below, but excluding any gain or loss recognized with respect to fractional interests in FS Bancorp common stock for which cash is received); and

•	the holding period of FS Bancorp common stock received in exchange for Anchor common stock will include the holding period of the Anchor common stock for which it is exchanged.

If a U.S. holder of Anchor common stock acquired different blocks of Anchor common stock at different times or at different prices, any gain or loss, when recognized, will be determined separately with respect to each block of Anchor common stock and such holder's basis and holding period will be determined by reference to each block of Anchor common stock. If a U.S. holder determines that it has a loss with respect to any block of shares, such loss cannot be recognized as part of the merger and cannot be used to offset any gain recognized in the merger. Any such holder should consult its tax advisor regarding the manner in which gain or loss should be determined for each identifiable block of Anchor common stock surrendered in the merger and with respect to determining the bases or holding periods of the FS Bancorp common stock received in the merger.

Cash Received Instead of a Fractional Share of FS Bancorp Common Stock
A U.S. holder of Anchor common stock that receives cash in lieu of a fractional share of FS Bancorp common stock will be treated as having received the fractional share pursuant to the merger and then as having exchanged the fractional share for cash in a redemption by FS Bancorp. As a result, a U.S. holder generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in the fractional share, as set forth above. This gain or loss will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for such stock is greater than one year. The deductibility of capital losses is subject to limitations.

Cash Received on Exercise of Dissenter's Rights
A U.S. holder of Anchor common stock that receives cash in exchange for such holder's Anchor common stock upon exercise of dissenter's rights will recognize gain or loss equal to the difference between the amount of cash received and the holder's adjusted tax basis in the Anchor common stock exchanged therefor. Each U.S. holder of Anchor common stock is urged to consult such holder's tax advisor regarding the manner in which gain or loss should be calculated among different blocks of Anchor common stock exchanged in the merger. Such gain or loss will be long-term or short-term capital gain or loss, depending on the U.S. holder's holding period in the Anchor common stock exchanged. The tax consequences of cash received may vary depending upon your individual circumstances. Each holder of Anchor common stock who contemplates exercising statutory dissenters' rights should consult its tax adviser as to the possibility that all or a portion of the payment received pursuant to the exercise of such rights will be treated as dividend income.

Possible Treatment of Gain as a Dividend
Any gain recognized by a U.S. holder of Anchor common stock in connection with the merger generally will be capital gain unless such holder's receipt of cash has the effect of a distribution of a dividend, in which case the gain will be treated as a dividend to the extent of such holder's ratable share of Anchor's accumulated earnings and profits, as calculated for U.S. federal income tax purposes. For purposes of determining whether your receipt of cash has the effect of a distribution of a dividend, you will be treated as if you first exchanged all of your Anchor common stock solely in exchange for FS Bancorp common stock and then FS Bancorp immediately redeemed a portion of those shares for the cash that you actually received in the merger (referred to herein as the "deemed redemption"). Receipt of cash will generally not have the effect of a dividend to you if such receipt is "not essentially equivalent to a dividend" or "substantially disproportionate," each within the meaning of Section 302(b) of the Code. In order for the deemed redemption to be "not essentially equivalent to a dividend," the deemed redemption must result in a "meaningful reduction" in your deemed percentage stock ownership of FS Bancorp following the merger. The determination generally requires a comparison of the percentage of the outstanding stock of FS Bancorp that you are considered to have owned immediately before the deemed redemption to the percentage of the outstanding stock of FS Bancorp that you own immediately after the deemed redemption. The IRS has indicated in rulings that any reduction in the interest of a minority shareholder that owns a small number of shares in a publicly and widely held corporation and that exercises no control over corporate affairs would result in capital gain (as opposed to dividend) treatment. For purposes of applying the foregoing tests, a shareholder will be deemed to own the stock the shareholder actually owns and the stock the shareholder constructively owns under the attribution rules of Section 318 of the Code. Under Section 318 of the Code, a shareholder will be deemed to own the shares of stock owned by certain family members, by certain estates and trusts of which the shareholder is a beneficiary, and by certain affiliated entities, as well as shares of stock subject to an option actually or constructively owned by the shareholder or such other persons.
If, after applying these tests, the deemed redemption results in a capital gain, the capital gain will be long-term if your holding period for your Anchor common stock is more than one year as of the date of the exchange. If, after applying these tests, the deemed redemption results in the gain recognized being classified as a dividend, such dividend will be treated as either ordinary income or qualified dividend income. Any gain treated as qualified dividend income will be taxable to you at the long-term capital gains rate, provided you held the shares giving rise to such income for more than 60 days during the 121-day period beginning 60 days before the effective time of the merger. The determination as to whether you will recognize a capital gain or dividend income as a result of your exchange of Anchor common stock for a combination of FS Bancorp common stock and cash in the merger is complex and is determined on a shareholder-by-shareholder basis. Accordingly, we urge you to consult your own tax advisor with respect to any such determination that is applicable to your individual situation.
Net Investment Income Tax
A U.S. holder of Anchor common stock that is an individual is subject to a 3.8% tax on the lesser of: (1) his or her "net investment income" for the relevant taxable year, or (2) the excess of his or her modified adjusted gross income for the taxable year over a certain threshold (between $125,000 and $250,000 depending on the individual's U.S. federal income tax filing status). Estates and trusts are subject to similar rules. Net investment income generally would include any capital gain recognized in connection with the merger (including any gain treated as a dividend), as well as, among other items, other interest, dividends, capital gains and rental or royalty income received by such individual. Holders of Anchor common stock should consult their tax advisors as to the application of this additional tax to their circumstances.

Backup Withholding and Information Reporting
A non-corporate U.S. holder may be subject to backup withholding (currently at a rate of 24%) on any cash received in the merger, including cash received in lieu of a fractional share of FS Bancorp common stock. Backup withholding generally will not apply, however, to such U.S. holders who:
•
furnish a correct taxpayer identification number, certify that they are not subject to backup withholding on Form W-9 or successor form and otherwise comply with all the applicable requirements of the backup withholding rules; or

•	provide proof that they are otherwise exempt from backup withholding.
Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against the U.S. holder's U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
A U.S. holder receiving shares of FS Bancorp common stock as a result of the merger will be required to retain records pertaining to the merger. Each U.S. holder that is required to file a U.S. federal income tax return and is a "significant holder" will be required to file a statement with the holder's U.S. federal income tax return setting forth the holder's basis (determined immediately before the exchange) in the Anchor common stock surrendered and the fair market value (determined immediately before the exchange) of the Anchor common stock that is exchanged by such holder pursuant to the merger. A "significant holder" is a U.S. holder that receives shares of FS Bancorp common stock in the merger and that, immediately before the merger, owned at least 5% of the outstanding stock of Anchor (by vote or value) or securities of Anchor with a tax basis of $1 million or more.
The preceding discussion is intended only as a summary of material U.S. federal income tax consequences of the merger. Tax matters regarding the merger are very complicated, and the tax consequences of the merger to any particular Anchor shareholder will depend on that shareholder's particular situation.  Anchor shareholders are strongly encouraged to consult their own tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws to them.

INFORMATION ABOUT FS BANCORP
FS Bancorp, a Washington corporation, was organized in September 2011 for the purpose of becoming the holding company of 1st Security Bank of Washington upon 1st Security Bank of Washington's conversion from a mutual to a stock savings bank. The conversion was completed on July 9, 2012. At June 30, 2018, FS Bancorp had consolidated total assets of approximately $1.1 billion, total deposits of approximately $870.1 million, and stockholders' equity of $129.4 million. FS Bancorp has not engaged in any significant activity other than holding the stock of 1st Security Bank of Washington.

1st Security Bank of Washington is a relationship-driven community bank. It delivers banking and financial services to local families, local and regional businesses and industry niches. It emphasizes long-term relationships with families and businesses within the communities served, working with them to meet their financial needs. It is also actively involved in community activities and events within these market areas, which further strengthens relationships within these markets

1st Security Bank of Washington currently operates 12 branch offices, one administrative office that accepts deposits and seven loan production offices in Washington.

1st Security Bank of Washington is examined and regulated by DFI, its primary regulator, and by the  FDIC. 1st Security Bank of Washington is required to have certain reserves set by the Board of Governors of the Federal

Reserve System and is a member of the Federal Home Loan Bank of Des Moines, which is one of the 11 regional banks in the Federal Home Loan Bank System.

The principal executive offices of FS Bancorp are located at 6920 220th Street SW, Mountlake Terrace, Washington 98043 and its telephone number is (425) 771‑5299.

INFORMATION ABOUT ANCHOR
General

Anchor, a Washington corporation, was formed for the purpose of becoming the bank holding company for Anchor Bank in connection with Anchor Bank's conversion from mutual to stock form, which was completed on January 25, 2011.  In connection with the mutual to stock conversion, Anchor Bank changed its name from "Anchor Mutual Savings Bank" to "Anchor Bank."  At June 30, 2018, Anchor had total assets of $469.7 million, total deposits of $359.0 million and total stockholders' equity of $67.4 million.  Anchor's business activities generally are limited to passive investment activities and oversight of its investment in Anchor Bank.

Anchor is a bank holding company and is subject to regulation by the Board of Governors of the Federal Reserve System.  Anchor Bank is examined and regulated by the Washington State Department of Financial Institutions, Division of Banks and by the Federal Deposit Insurance Corporation.  Anchor Bank is required to have certain reserves set by the Federal Reserve and is a member of the Federal Home Loan Bank of Des Moines ("FHLB" or "FHLB of Des Moines"), which is one of the 11 regional banks in the Federal Home Loan Bank System ("FHLB System").

Anchor Bank is a community-based savings bank primarily serving Western Washington through nine full-service banking offices located within Grays Harbor, Thurston, Lewis, and Pierce counties, and one loan production office located in King County, Washington. Anchor Bank is in the business of attracting deposits from the public and utilizing those deposits to originate loans. It offers a wide range of loan products to meet the demands of its customers, however, at June 30, 2018, 90.9% of its loans were collateralized by real estate and 52.3% of its loans were collateralized by commercial and multi-family real estate. Historically, Anchor Bank's principal lending activity has consisted of the origination of loans secured by first mortgages on owner-occupied, one-to-four family residences and loans for the construction of one-to-four family residences, as well as consumer loans, with an emphasis on home equity loans and lines of credit.  Since 1990, Anchor Bank has been actively offering commercial real estate loans and multi-family loans primarily in Western Washington.

The executive office of Anchor is located at 601 Woodland Square Loop SE, Lacey, Washington 98503, and its telephone number is (360) 491-2250.

Market Area

Anchor Bank is a community-based financial institution primarily serving Western Washington including Grays Harbor, Thurston, Lewis, and Pierce counties. Based on information from the Washington Center for Real Estate Research, for the quarter ended June 30, 2018, the median home price in the four-county market area was $271,525 a 13.3% increase compared to the quarter ended June 30, 2017. Existing home sales in the four-county primary market area for the quarter ended June 30, 2018 totaled $25.0 million, which reflected a 7.5% increase compared to the quarter ended June 30, 2017.  According to the Department of Labor, the unemployment rate in the four-county primary market area averaged 5.7% during June 2018 compared to 5.8% during June 2017. These unemployment rates are higher than the national unemployment rates of 4.0% and 4.4%, as of June 2018 and June 2017, respectively.  A continuation of the overall economic weakness in the counties in the market area could negatively impact lending opportunities and profitability.

Grays Harbor County has a population of 72,697 and a median household income of $44,521 according to the latest 2017 information available from the U.S. Census Bureau. The economic base in Grays Harbor has been historically dependent on the timber and fishing industries. Other industries that support the economic base are tourism, manufacturing, agriculture, shipping, transportation and technology.  Based on information from the Washington Center for Real Estate Research, for the quarter ended June 30, 2018, the median home price in Grays Harbor County was $188,800 compared to $164,700 for the quarter ended June 30, 2017 and represents an increase of 14.6%. In addition, existing home sales in Grays Harbor County for the quarter ended June 30, 2018 increased by 12.3% from the total for the quarter ended June 30, 2017.  According to the U.S. Department of Labor, the unemployment rate in Grays Harbor County decreased to 6.2% at June 30, 2018 from 6.4% at June 30, 2017.  Anchor Bank has five branches (including its home office) located throughout this County.

Thurston County has a population of 280,588 and a median household income of $62,854 according to the latest 2017 information available from the U.S. Census Bureau.  Thurston County is home of Washington State's capital (Olympia) and its economic base is largely driven by state government related employment. Based on information from the Washington Center for Real Estate Research, for the quarter ended June 30, 2018, the median home price in Thurston County was $319,300 compared to $289,800 for the quarter ended June 30, 2017, and represents a 10.2% increase.  In addition, existing home sales in Thurston County for the quarter ended June 30, 2018 increased by 8.2% from the quarter ended June 30, 2017. According to the U.S. Department of Labor, the unemployment rate for the Thurston County area remained the same at 4.7% for June 30, 2018 and June 30, 2017.  Anchor Bank currently has two branches in Thurston County.  Thurston County has a stable economic base primarily attributable to the state government presence.

Lewis County has a population of 78,200 and a median household income of $44,526 according to the latest 2017 information available from the U.S. Census Bureau. The economic base in Lewis County is supported by manufacturing, retail trade, local government and industrial services. Based on information from the Washington Center for Real Estate Research, for the quarter ended June 30, 2018, the median home price in Lewis County was $224,300 compared to $190,400 for the quarter ended June 30, 2017, and represents a 17.8% increase.  In addition, existing home sales in Lewis County for the quarter ended June 30, 2018 increased by 6.5% from the quarter ended June 30, 2017.  According to the U.S. Department of Labor, the unemployment rate in Lewis County decreased to 6.0% at June 30, 2018 from 6.1% at June 30, 2017. Anchor Bank has one branch located in Lewis County.

Pierce County is the second most populous county in the state and has a population of 876,764 and a median household income of $61,468 according to the latest 2017 information available from the U.S. Census Bureau. The economy in Pierce County is diversified with the presence of military related government employment (Lewis/McChord JBLM Base), transportation and shipping employment (Port of Tacoma), and aerospace related employment (Boeing).  Based on information from the Washington Center for Real Estate Research, for the quarter ended June 30, 2018, the median home price in Pierce County was $353,700 compared to $313,200 for the quarter ended June 30, 2017, and represents a 12.9% increase.  In addition, existing home sales in Pierce County for the quarter ended June 30, 2018 increased by 6.9% from the quarter ended June 30, 2017.  According to the U.S. Department of Labor, the unemployment rate for the Pierce County area remained the same at 5.1% for June 30, 2018 and June 30, 2017. Anchor Bank has one branch located in Pierce County.

For a discussion regarding the competition in Anchor Bank's primary market area, see "– Competition."

Lending Activities

General. Historically, Anchor Bank's principal lending activity has consisted of the origination of loans secured by first mortgages on owner-occupied, one-to-four family residences and loans for the construction of one-to-four family residences, as well as consumer loans, with an emphasis on home equity loans and lines of credit. Since 1990, Anchor Bank has been actively offering commercial real estate loans and multi-family loans primarily in Western Washington and beginning in 2014 increased its focus on construction lending.  A substantial portion of its loan portfolio is secured by real estate, either as primary or secondary collateral, located in its primary market area. As of June 30, 2018, the net loan portfolio totaled $392.0 million and represented 83.5% of Anchor Bank's total assets. As of June 30, 2018, 15.6% its total loan portfolio was comprised of one-to-four family loans, 3.1% of home equity loans and lines of credit, 37.8% of commercial real estate loans, 14.5% of multi-family real estate loans, 5.1% of commercial business loans, 23.0% of construction loans, and the remaining less than 1% various consumer loans.

As a state chartered savings bank chartered under Washington law, Anchor Bank is subject to 20% of total risk based capital plus reserves of the statutory lending limit to one borrower or $13.5 million at June 30, 2018.

At June 30, 2018, there were no borrowing relationships that were over the legal amount. Anchor Bank's ten largest credit relationships at June 30, 2018 were as follows:

•	Anchor Bank's largest single borrower relationship totaled $10.8 million and consisted of four loans secured by congregate care facilities located in Lewis, Pierce, and Grays Harbor counties;
•	The second largest borrower relationship is one loan for $10.6 million secured by a hotel located in Pierce County;
•	The third largest borrower relationship totaled $9.6 million and consists of one unsecured credit line and three loans secured by hospitality properties located in King and Pierce counties;
•	The fourth largest borrower relationship totaled $9.2 million (excluding $717,000 of available credit) and consisted of two loans secured by an airport parking lot located in King County;
•
The fifth largest borrower relationship is one loan for $8.6 million which is a purchased minority interest in a loan participation secured by an entertainment, hospitality and dining complex located in Lewis County;

•
The sixth largest borrower relationship is one loan with $8.5 million disbursed (excluding $292,000 of undisbursed loan commitment) secured by an apartment building under construction located in King County;

•
The seventh largest borrower relationship is one loan with $8.2 million disbursed (excluding $305,000 of undisbursed loan commitment) secured by an apartment building under construction located in Kitsap County;

•	The eighth largest borrower relationship is one loan for $8.1 million secured by an apartment building located in King County;
•	The ninth largest borrower relationship is one loan for $8.0 million secured by an apartment building located in King County; and
•
The tenth largest borrower relationship totaled $7.7 million (excluding $594,000 of undisbursed loan commitment) and consisted of four loans secured by one multi-family and six single family residential units, and a fifth loan secured by an additional multi-family residential structure under construction located in Pierce and Thurston counties.

All of the properties securing these loans are located in Anchor Bank's primary market area in Grays Harbor, Thurston, Lewis, and Pierce counties or secondary market area in other parts of Washington State.  These loans were all performing according to their repayment terms as of June 30, 2018.

Loan Portfolio Analysis. The following table sets forth the composition of Anchor Bank's loan portfolio by type of loan at the dates indicated:

	At June 30,
	2018		2017		2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Real estate:
One-to-four family	$62,110	15.6%	$59,735	15.6%	$61,230	17.4%	$57,944	20.1%	$63,009	21.9%
Multi-family	57,639	14.5	60,500	15.8	53,742	15.3	43,249	15.0	47,507	16.5
Commercial	150,050	37.8	155,525	40.6	149,527	42.5	128,306	44.5	107,828	37.6
Construction	85,866	21.6	49,151	12.8	21,793	6.2	11,731	4.1	19,690	6.9
Land loans	5,515	1.4	8,054	2.1	6,839	1.9	4,069	1.4	4,126	1.4
Total real estate	$361,180	90.9%	$332,965	86.9%	$293,131	83.3%	$245,299	85.1%	$242,160	84.3%
Consumer:
Home equity	12,291	3.1	13,991	3.6	16,599	4.7	17,604	6.1	20,894	7.3
Credit cards	2,284	0.6	2,596	0.7	2,969	0.8	3,289	1.1	3,548	1.2
Automobile	372	0.1	627	0.2	597	0.2	686	0.2	1,073	0.4
Other	960	0.2	1,524	0.4	1,933	0.5	2,347	0.8	2,838	1.0
Total consumer	15,907	4.0	18,738	4.9	22,098	6.2	23,926	8.3	28,353	9.9
Commercial business	20,329	5.1	31,603	8.2	36,848	10.5	18,987	6.6	16,737	5.8
Total loans	397,416	100.0%	383,306	100.0%	352,077	100.0%	288,212	100.0%	287,250	100.0%
Less:
Deferred loan fees and loan premiums, net	1,002		1,292		947		1,047		1,100
Allowance for loan losses	4,370		4,106		3,779		3,721		4,624
Loans receivable, net	$392,044		$377,908		$347,351		$283,444		$281,526

The following table shows the composition of Anchor Bank's loan portfolio by fixed- and adjustable-rate loans at the dates indicated:

	At June 30,
	2018		2017		2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
FIXED-RATE LOANS	(Dollars in thousands)
Real estate:
One-to-four family	$36,667	9.2%	$35,566	9.3%	$38,107	10.8%	$46,686	16.2%	$50,778	17.7%
Multi-family	26,267	6.6	29,610	7.7	22,666	6.4	23,716	8.2	32,813	11.4
Commercial	24,750	6.2	19,050	5.0	14,555	4.1	25,048	8.7	34,776	12.1
Land loans	3,677	0.9	4,765	1.2	3,731	1.1	2,667	0.9	3,137	1.1
Total real estate	91,361	22.9	88,991	23.2	79,059	22.4	98,117	34.0	121,504	42.3
Real estate construction:
One-to-four family	11,890	3.0	6,604	1.7	2,498	0.7	—	—	312	0.1
Multi-family	10,760	2.7	2,309	0.6	—	—	—	—	—	—
Commercial	1,510	0.4	7,759	2.0	1,738	0.5	—	—	6,523	2.3
Total real estate construction	24,160	6.1	16,672	4.3	4,236	1.2	—	—	6,835	2.4
Consumer:
Home equity	8,138	2.1	7,301	1.9	8,431	2.4	9,888	3.4	12,042	4.2
Automobile	372	0.1	627	0.2	597	0.2	686	0.2	1,073	0.4
Other	960	0.2	1,522	0.4	1,931	0.5	2,345	0.8	2,838	1.0
Total consumer	9,470	2.4	9,450	2.5	10,959	3.1	12,919	4.5	15,953	5.6
Commercial business	10,147	2.6	11,221	2.9	13,145	3.7	12,404	4.3	11,717	4.1
Total fixed-rate loans	$135,138	34.0	$126,334	33.0	$107,399	30.5	$123,440	42.8	$156,009	54.4
ADJUSTABLE-RATE LOANS
Real estate:
One-to-four family	$25,443	6.4	$24,169	6.3	$23,123	6.6	$11,258	3.9	$12,231	4.3
Multi-family	31,372	7.9	30,890	8.1	31,076	8.8	19,533	6.8	14,694	5.1
Commercial	125,300	31.5	136,475	35.6	134,972	38.3	103,258	35.8	73,052	25.4
Land loans	1,838	0.5	3,289	0.9	3,108	0.9	1,402	0.5	989	0.3
Total real estate	183,953	46.3	194,823	50.8	192,279	54.6	135,451	47.0	100,966	35.1
Real estate construction:
One-to-four family	16,854	4.2	10,119	2.6	9,475	2.7	2,119	0.7	2,697	0.9
Multi-family	34,229	8.6	19,423	5.1	1,083	0.3	9,353	3.2	3,432	1.2
Commercial	10,623	2.7	2,937	0.8	6,999	2.0	259	0.1	6,726	2.3
Total real estate construction	61,706	15.5	32,479	8.5	17,557	5.0	11,731	4.1	12,855	4.4

(table continued on following page)

	At June 30,
	2018		2017		2016		2015		2014
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Consumer:
Home equity	4,153	1.0	6,690	1.7	8,168	2.3	7,716	2.7	8,852	3.1
Automobile	—	—	—	—	—	—	—	—	—	—
Credit cards	2,284	0.6	2,596	0.7	2,969	0.8	3,289	1.1	3,548	1.2
Other	—	—	2	—	2	—	2	—	—	—
Total consumer	6,437	1.6	9,288	2.4	11,139	3.2	11,007	3.8	12,400	4.3
Commercial business	10,182	2.6	20,382	5.3	23,703	6.7	6,583	2.3	5,020	1.8
Total adjustable rate loans	262,278	66.0	256,972	67.0	244,678	69.5	164,772	57.2	131,241	45.6
Total loans	397,416	100.0%	383,306	100.0%	352,077	100.0%	288,212	100.0%	287,250	100.0%
Less:
Deferred loan fees and loan premiums, net	1,002		1,292		947		1,047		1,100
Allowance for loan losses	4,370		4,106		3,779		3,721		4,624
Loans receivable, net	$392,044		$377,908		$347,351		$283,444		$281,526

Commercial and Multi-Family Real Estate Lending.   As of June 30, 2018, $207.7 million, or 52.3% of Anchor Bank's total loan portfolio was secured by commercial and multi-family real estate property located in its market area.  Of this amount, $41.3 million was identified as owner occupied commercial real estate, and the remaining $166.4 million, or 41.9% of its total loan portfolio was secured by income producing, or non-owner occupied commercial real estate.  Anchor Bank's commercial real estate loans include loans secured by properties classified as office, hospitality, mini storage, mobile home park, congregate care, retail, education/worship, airport parking lot and other non-residential.  As of June 30, 2018, commercial real estate loans totaled $150.1 million, or 37.8% of Anchor Bank's portfolio. Multi-family real estate totaled $57.6 million, or 14.5% of its portfolio at June 30, 2018.

Commercial real estate and multi-family loans generally are priced at a higher rate of interest than one-to-four family loans. Typically, these loans have higher loan balances, are more difficult to evaluate and monitor, and involve a greater degree of risk than one-to-four family loans. Often payments on loans secured by commercial or multi-family properties are dependent on the successful operation and management of the property; therefore, repayment of these loans may be affected by adverse conditions in the real estate market or the economy. Anchor Bank generally requires and obtains loan guarantees from financially capable parties based upon the review of personal financial statements. If the borrower is a corporation, Anchor Bank generally requires and obtains personal guarantees from the corporate principals based upon a review of the personal financial statements and individual credit reports.

The average loan size in its commercial and multi-family real estate portfolio was $915,000 as of June 30, 2018.  Anchor Bank targets individual commercial and multi-family real estate loans to small and mid-size owner occupants and investors in its market area, between $1.0 million and $6.0 million. At June 30, 2018, the largest commercial real estate loan in its portfolio was a loan of $10.6 million secured by a hotel located in Pierce County. Its largest multi-family loan as of June 30, 2018, was an $8.0 million loan secured by a 65 unit apartment complex located in King County.

Anchor Bank offers both fixed and adjustable rates on commercial and multi-family real estate loans. Loans originated on a fixed rate basis generally are originated at terms up to ten years, with amortization terms up to 30 years.  A substantial amount of the commercial and multi-family real estate loans have adjustable interest rates. As a result, these loans may experience a higher rate of default in a rising interest rate environment.  As of June 30, 2018, Anchor Bank had $26.3 million and $31.4 million in fixed and adjustable rate multi-family loans, respectively, and $24.7 million and $125.3 million in fixed and adjustable rate commercial real estate loans, respectively.

Commercial and multi-family real estate loans are originated with rates that generally adjust after an initial period ranging from three to ten years. Adjustable rate multi-family and commercial real estate loans are generally priced utilizing the applicable FHLB or U.S. Treasury Term Borrowing Rate plus an acceptable margin. These loans are typically amortized for up to 30 years with a prepayment penalty.  The maximum loan-to-value ratio for commercial and multi-family real estate loans is generally 75%.  Anchor Bank requires appraisals of all properties securing commercial and multi-family real estate loans, performed by independent appraisers it designates.  Anchor Bank requires commercial and multi-family real estate loan borrowers with outstanding balances in excess of $750,000, or a loan-to-value ratio in excess of 60% to submit annual financial statements and rent rolls on the subject property.  The properties that fit within this profile are also inspected annually, and an inspection report and photograph are included.  Anchor Bank generally requires a minimum pro forma debt coverage ratio of 1.20 times for loans secured by commercial and multi-family properties.

The following is an analysis of the types of collateral securing Anchor Bank's commercial real estate and multi-family loans at June 30, 2018:

Collateral	Amount	Percent of Total
	(Dollars in thousands)
Multi-family	$57,639	27.7%
Office	16,381	7.9
Hospitality	30,251	14.6
Mini storage	24,258	11.7
Mobile home park	6,006	2.9
Congregate care	13,452	6.5
Retail	26,899	13.0
Education/Worship	9,636	4.6
Airport parking lot	4,403	2.1
Other non-residential	18,764	9.0
Total	$207,689	100.0%

If Anchor Bank forecloses on a multi-family or commercial real estate loan, its holding period for the collateral typically is longer than for one-to-four family mortgage loans because there are fewer potential purchasers of the collateral. Additionally, as a result of its increasing emphasis on this type of lending, a portion of its multi-family and commercial real estate loan portfolio is relatively unseasoned and has not been subjected to unfavorable economic conditions. As a result, Anchor Bank may not have enough payment history with which to judge future collectability or to predict the future performance of this part of its loan portfolio. These loans may have delinquency or charge-off levels above Anchor Bank's historical experience, which could adversely affect future performance. Further, multi-family and commercial real estate loans generally have relatively large balances to single borrowers or related groups of borrowers. Accordingly, if Anchor Bank makes any errors in judgment in the collectability of commercial real estate loans, any resulting charge-offs may be larger on a per loan basis than those incurred with residential or consumer loan portfolios. At June 30, 2018, there were no commercial or multi-family real estate loans that were on nonaccrual status.  Commercial real estate loan charge offs for the years ended June 30, 2018 and 2017 were $200,000 and $110,000, respectively. There were no multi-family loans charged-off for the years ended June 30, 2018 and 2017.

One-to-Four Family Real Estate Lending.  As of June 30, 2018, $62.1 million, or 15.6%, of Anchor Bank's total loan portfolio consisted of permanent loans secured by one-to-four family residences. Anchor Bank originates both fixed rate and adjustable rate loans in its residential lending program and uses Federal Home Loan Mortgage Corporation ("Freddie Mac") underwriting guidelines.  None of its residential loan products allow for negative amortization of principal.  Anchor Bank typically bases its decision on whether to sell or retain secondary market quality loans on the rate and fees for each loan, market conditions and its liquidity needs.  Although Anchor

Bank has sold the majority of residential loans over the last two years, Anchor Bank does not sell all qualified loans on the secondary market as it holds in its portfolio many residential loans that may not meet all of Freddie Mac's guidelines yet meet Anchor Bank's investment and liquidity objectives.

At June 30, 2018, $36.7 million of Anchor Bank's loan portfolio consisted of fixed rate loans which were 59.0% of total one-to-four family portfolio and 9.2% of total loans at that date.  Specifically, Anchor Bank offers fixed rate, residential mortgages from 10 to 30 year terms and uses Freddie Mac daily pricing to set its pricing.  Borrowers have a variety of buy-down options with each loan and most mortgages have a duration of less than ten years.  The average loan duration is a function of several factors, including real estate supply and demand, current interest rates, expected future rates and interest rates payable on outstanding loans.

Additionally, Anchor Bank offers a full range of adjustable rate mortgage products.  These loans offer three, five or seven year fixed-rate terms with annual adjustments thereafter.  The annual adjustments are limited to increases or decreases of no more than two percent and carry a typical lifetime cap of five percent above the original rate.  At this time, Anchor Bank holds these adjustable rate mortgages in its portfolio.  Similar to fixed rate loans, borrower demand for adjustable rate mortgage loans is a function of the current rate environment, the expectations of future interest rates and the difference between the initial interest rates and fees charged for each type of loan. The relative amount of fixed rate mortgage loans and adjustable rate mortgage loans that can be originated at any time is largely determined by the demand for each in a competitive environment.

While adjustable rate mortgages in Anchor Bank's loan portfolio help reduce its exposure to changes in interest rates, it is possible that, during periods of rising interest rates, the risk of default on adjustable rate mortgage loans may increase as a result of annual repricing and the subsequent higher payment to the borrower.  In some rate environments, adjustable rate mortgages may be offered at initial rates of interest below a comparable fixed rate and could result in a higher risk of default or delinquency. Another consideration is that although adjustable rate mortgage loans allow Anchor Bank to decrease the sensitivity of its asset base as a result of changes in the interest rates, the extent of this interest sensitivity is limited by the periodic and lifetime interest rate adjustment limits. Anchor Bank's historical experience with adjustable rate mortgages has been very favorable.  Anchor Bank does not, however, offer adjustable rate mortgages with initial teaser rates.  At June 30, 2018, $25.4 million of its permanent one-to-four family mortgage loans were adjustable rate loans which were 41.0% of its total one-to-four family loan portfolio and 6.4% of its total loans at that date.

Regardless of the type of loan, Anchor Bank underwrites residential loans based on Freddie Mac's Loan Prospector guidelines.  This underwriting considers a variety of factors such as credit history, debt to income, property type, loan-to-value, and occupancy, to name a few.  Generally, Anchor Bank uses the same Freddie Mac criteria for establishing maximum loan-to-values and also considers whether a transaction is a purchase, rate and term refinance, or cash-out refinance. For loans above 80% loan-to-value, Anchor Bank typically requires private mortgage insurance in order to reduce its risk exposure should the loan default.  Regardless of the loan-to-value, one-to-four family loans are appraised by independent fee appraisers that have been approved by Anchor Bank and generally carry no prepayment restrictions. Anchor Bank also requires title insurance, hazard insurance, and if necessary, flood insurance in an amount not less than the current regulatory requirements.

Anchor Bank also has additional products designed to make home ownership available to qualified low to moderate income borrowers. The underwriting guidelines for these programs are usually more flexible in the areas of credit or work history.  For example, some segments of the low to moderate income population have non-traditional credit histories and pay cash for many of their consumer purchases.  They may also work in seasonal industries that do not offer a standard work schedule or salary.  Loans such as Freddie Mac's "Homestart Program" are designed to meet this market's needs and often require a borrower to show a history of saving and budgeting.  These types of programs also provide education on the costs and benefits of homeownership.

Anchor Bank does not actively engage in subprime lending, either through advertising, marketing, underwriting and/or risk selection, and has no established program to originate or purchase subprime loans to be held in its portfolio.  Residential mortgage loans identified as subprime, with FICO scores of less than 660, were originated and managed in the ordinary course of business, and totaled $4.1 million at June 30, 2018, representing 1.0% of total loans, 6.6% of one-to-four family mortgage loans, and 6.5% of Tier 1 Capital.  Anchor Bank's weighted average seasoning for these loans (the number of months since the funding date of the loans) was 93 months as of June 30,

2018.  Anchor Bank's one-to-four family mortgage loans identified as subprime based on the borrower's FICO score at time the loan was originated do not represent a material part of its lending activity.  Accordingly, these loans are identified as "exclusions" as defined pursuant to regulatory guidance issued by the FDIC in Financial Institutions Letter FIL-9-2001 on subprime lending.  At June 30, 2018, $507,000 of one-to-four family loans were in nonaccrual status.  No one-to-four family loans were charged off during the year ended June 30, 2018 compared to $21,000 of one-to-four family loans that were charged-off during the year ended June 30, 2017.

Mortgage reform rules mandated by the Dodd-Frank Act became effective in January 2014, requiring lenders to make a reasonable, good faith determination of a borrower's ability to repay any consumer closed-end credit transaction secured by a dwelling and to limit prepayment penalties.  Increased risks of legal challenge, private right of action and regulatory enforcement are presented by these rules.  Anchor Bank does not originate loans that do not meet the regulatory definition of a qualified mortgage.

Construction and Land Loans.  Anchor Bank has been an active originator of real estate construction loans in its market area since 1990. At June 30, 2018, its construction loans totaled $85.9 million, or 21.6%, of the total loan portfolio, an increase of $36.7 million or 74.7% since June 30, 2017.  Construction loans are for the construction of multi-family and for the construction of one-to-four family residences.

Anchor Bank generally provides an interest reserve for funds on its builder construction loans that have been advanced.  Interest reserves are a means by which a lender builds in, as a part of the loan approval and as a component of the cost of the project, the amount of the monthly interest required to service the debt during the construction period of the loan.

At June 30, 2018, the construction loan portfolio contained 16 loans totaling $36.3 million which had been previously extended or renewed due to a delay in the permitting process. The entire construction loan portfolio at June 30, 2018 consisted of 70 loans requiring interest only payments, 40 of which totaled $26.1 million and were relying on the interest reserve to make this payment.  At June 30, 2018, no construction loans were delinquent. No construction loans were charged-off during the years ended June 30, 2018 and 2017.

At the dates indicated, the composition of Anchor Bank's construction portfolio was as follows:

	At June 30,
	2018	2017	2016
	(In thousands)
One-to-four family:
Speculative	$27,054	$15,416	$11,220
Permanent	—	—	—
Custom	1,690	1,306	753
Land acquisition and development loans	4,276	3,870	156
Multi-family	44,989	21,732	1,083
Commercial real estate:
Construction	7,857	6,827	8,581
Total construction (1)	$85,866	$49,151	$21,793

(1)	Loans in process for these loans at June 30, 2018, 2017 and 2016 were $28.6 million, $61.6 million and $37.9 million, respectively.

For the year ended June 30, 2018, Anchor Bank originated 54 builder construction loans to fund the construction of one-to-four family properties totaling $41.6 million, as compared to 27 builder construction loans for $26.6 million during the year ended June 30, 2017, and 28 builder construction loans for $25.0 million during the year ended June 30, 2016. Anchor Bank originates construction and site development loans to experienced contractors and builders in its market area primarily to finance the construction of single-family homes and subdivisions, which homes typically have an average price ranging from $200,000 to $500,000.  All builders were qualified using the same standards as other commercial loan credits, requiring minimum debt service coverage ratios and established cash reserves to carry projects through construction completion and sale of the project. The maximum loan-to-value limit on both pre-sold and speculative projects is generally up to 75% of the appraised market value or sales price upon completion of the project. Development plans are required from builders prior to making the loan. Anchor Bank also requires that builders maintain adequate insurance coverage. Maturity dates for residential construction loans are largely a function of the estimated construction period of the project, and generally do not exceed 18 months for residential subdivision development loans at the time of origination. Anchor Bank's residential construction loans typically have adjustable rates of interest based on The Wall Street Journal prime rate and during the term of construction, the accumulated interest is added to the principal of the loan through an interest reserve. Construction loan proceeds are disbursed periodically in increments as construction progresses and based on inspections by Anchor Bank's approved inspectors.  At June 30, 2018, Anchor Bank's largest builder relationships consisted of three loans for $5.7 million, including $2.5 million which was undisbursed.

Anchor Bank also makes construction loans for commercial development projects. These projects include multi-family, apartment, retail, office/warehouse and office buildings. These loans generally have an interest-only phase during construction, rely on an interest reserve to fund interest payments and generally convert to permanent financing when construction is completed. Disbursement of funds is at Anchor Bank's sole discretion and is based on the progress of the construction. The maximum loan-to-value limit applicable to these loans is generally 75% of the appraised post-construction value.  Additional analysis and underwriting of these loans typically results in lower loan-to-value ratios based on the debt service coverage analysis, including its interest rate and vacancy stress testing.  Anchor Bank's target minimum debt coverage ratio is 1.20 for loans on these projects.  At June 30, 2018, the portfolio of construction loans for commercial and multi-family projects included 16 loans totaling $57.1 million, and there was an additional $10.5 million undisbursed.  These loan commitments range in size from $659,000 to $8.8 million with an average disbursed balance of $3.6 million. These loans were for the construction of ten multi-family complexes, one office, one industrial facility and four land developments, all of which are located in Washington. Monitoring construction progress and managing advances during construction are risks not present when lending on complete commercial properties.  In order to mitigate these risks Anchor Bank requires the use of an approved third-party construction process monitoring firm for inspections, progress reports and construction budget oversight and utilizes construction loan management software to assist in assuring that advances are consistent with the progress that has been confirmed.

Properties which are the subject of a construction loan are monitored for progress through Anchor Bank's construction loan administration department, and include monthly site inspections, inspection reports and photographs provided by a qualified staff inspector or a licensed and bonded third party inspection service contracted by and for Anchor Bank.  If Anchor Bank makes a determination that there is deterioration, or if the loan becomes nonperforming, Anchor Bank halts any disbursement of those funds identified for use in paying interest and bill the borrower directly for interest payments.  Construction loans with interest reserves are underwritten similarly to construction loans without interest reserves.

Anchor Bank also originates land loans which are typically made to individual consumers to buy a lot or parcel of land for the future construction of the buyer's primary residence and are included in "land loans".  At June 30, 2018, land loans totaled $5.5 million or 1.4% of the total loan portfolio, none of which were on nonaccrual status.

Construction and land loans are based upon estimates of costs in relation to values associated with the completed project. Construction and land lending involves additional risks when compared with permanent residential lending because funds are advanced upon the collateral for the project based on an estimate of costs that will produce a future value at completion. Because of the uncertainties inherent in estimating construction costs, as well as the market value of the completed project and the effects of governmental regulation on real property, it is relatively difficult to evaluate accurately the total funds required to complete a project and the completed project loan-to-value ratio. Changes in the demand, such as for new housing and higher than anticipated building costs may cause actual results to vary significantly from those estimated. If the appraisal of the value of a completed project proves to be overstated, Anchor Bank may have inadequate security for the repayment of the loan upon completion of construction of the project and may incur a loss. Because construction loans require active monitoring of the building process, including cost comparisons and on-site inspections, these loans are more difficult and costly to monitor. This type of lending also typically involves higher loan principal amounts and is often concentrated with a small number of builders. In addition, generally during the term of a construction loan, no payment from the borrower is generally required since the accumulated interest is added to the principal of the loan through an interest reserve.

Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold which also complicates the process of working out problem construction loans. This may require Anchor Bank to advance additional funds and/or contract with another builder to complete construction and assume the market risk of selling the project at a future market price, which may or may not enable Anchor Bank to fully recover unpaid loan funds and associated construction and liquidation costs. Increases in market rates of interest may have a more pronounced effect on construction loans by rapidly increasing the end-purchasers' borrowing costs, thereby reducing the overall demand for the project. In addition, speculative construction loans to a builder are often associated with homes that are not pre-sold, and thus pose a greater potential risk to Anchor Bank than construction loans to individuals on their personal residences because there is the added risk associated with identifying an end-purchaser for the finished project.

Land loans also pose additional risk because of the lack of income being produced by the property and the potential illiquid nature of the collateral.  These risks can be significantly impacted by the supply and demand conditions.  As a result, construction lending often involves the disbursement of substantial funds with repayment dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property rather than the ability of the borrower or guarantor themselves to repay principal and interest.

Consumer Lending.  Anchor Bank offers a variety of consumer loans, including home equity loans and lines of credit, automobile loans, credit cards and personal lines of credit. At June 30, 2018, the largest component of the consumer loan portfolio consisted of home equity loans and lines of credit, which totaled $12.3 million, or 3.1%, of the total loan portfolio.  Home equity loans are risk priced using credit score, loan-to-value and overall credit quality of the applicant.  Home equity loans and lines of credit are made for a variety of purposes including improvement of residential properties.  The majority of these loans are secured by a second deed of trust on owner-occupied primary single family residential property. Home equity lines of credit include a maximum total term of 30 years, including an initial period of 10 years with interest-only payments and a variable rate of interest tied to the Prime Rate, plus a margin (the "draw" period), followed by 20 years of principal and interest payments under a level amortization schedule and an interest rate that is fixed for the 20 years at the fully indexed accrual rate as of the time of variable-to-fixed rate conversion.  Home equity loans are closed-end loans with a term of 20 years and have level amortization with regular monthly payments of principal and interest.  The interest rate is risk based and reflects both credit and collateral risk.  Both home equity lines and home equity loans are available up to 95% of the combined loan to value ratio as determined by Anchor Bank.

Anchor Bank's credit card portfolio includes both VISA and MasterCard brands, and totaled $2.3 million, or 0.6% of the total loan portfolio at June 30, 2018.  Anchor Bank has been offering credit cards for more than 20 years and all credit cards have interest rates and credit limits determined by the creditworthiness of the borrower.  Anchor Bank uses credit bureau scores in addition to other criteria such as income in the underwriting decision process on these loans.

Anchor Bank's automobile loan portfolio totaled $372,000 or 0.1% of the total loan portfolio at June 30, 2018.  Anchor Bank offers several options for vehicle purchase or refinance with a maximum term of 84 months for newer vehicles and 72 months for older vehicles.  As with its home equity loans, Anchor Bank's vehicle and recreational vehicle loans are risk priced based on creditworthiness, loan term and loan-to-value.  Anchor Bank currently accesses a Carfax Vehicle Report to ensure that the collateral being loaned against is acceptable and to protect borrowers from a "lemon" or other undesirable histories.  Other consumer loans, consisting primarily of unsecured personal lines of credit totaled $960,000 or 0.2% of the total loan portfolio at June 30, 2018.

Consumer loans entail greater risk than do residential mortgage loans, particularly in the case of consumer loans that are unsecured or secured by rapidly depreciating assets such as automobiles.  In these cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation.  The remaining deficiency often does not warrant further substantial collection efforts against the borrower beyond obtaining a deficiency judgment.  In addition, consumer loan collections are dependent on the borrower's continuing financial stability, and are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy.    Furthermore, the application of various federal

and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans.  These risks are not as prevalent with respect to the consumer loan portfolio because a large percentage of the portfolio consists of home equity lines of credit that are underwritten in a manner such that they result in credit risk that is substantially similar to one-to-four family mortgage loans.  Nevertheless, home equity lines of credit have greater credit risk than one-to-four family mortgage loans because they are secured by mortgages subordinated to the existing first mortgage on the property, which Anchor Bank may or may not hold and do not have private mortgage insurance coverage.  At June 30, 2018, $207,000 of consumer loans were on nonaccrual status.  Consumer loans of $52,000 were charged off during the year ended June 30, 2018 compared to $193,000 of consumer loans that were charged-off during the year ended June 30, 2017.

Commercial Business Lending.  These loans are primarily originated as conventional loans to business borrowers, which include lines of credit, term loans and letters of credit.  These loans are typically secured by collateral and are used for general business purposes, including working capital financing, equipment financing, capital investment and general investments.  Loan terms vary from one to seven years.  The interest rates on such loans are generally floating rates indexed to The Wall Street Journal prime rate.  Inherent with the extension of business credit is the business deposit relationship which frequently includes multiple accounts and related services from which Anchor Bank realizes low cost deposits plus service and ancillary fee income.

Commercial business loans typically have shorter maturity terms and higher interest spreads than real estate loans, but generally involve more credit risk because of the type and nature of the collateral. Anchor Bank is focusing its efforts on small- to medium-sized, privately-held companies with local or regional businesses that operate in its market area. Anchor Bank's commercial business lending policy includes credit file documentation and analysis of the borrower's background, capacity to repay the loan, the adequacy of the borrower's capital and collateral, as well as an evaluation of other conditions affecting the borrower. Analysis of the borrower's past, present and future cash flows is also an important aspect of its credit analysis. Anchor Bank generally obtains personal guarantees on its commercial business loans.  At June 30, 2018, commercial business loans totaled $20.3 million or 5.1% of the loan portfolio and was comprised of 118 loans in 56 different business classifications as identified by the North American Industrial Classification System.  The largest commercial business relationship at June 30, 2018 consisted of one loan for $4.8 million which is an operating line collateralized by an airport parking facility located in King County, Washington. The largest commercial business relationship at June 30, 2017 consisted of one loan for $9.0 million which is a purchased minority interest in a line of credit to provide warehouse lending to a financial services company which is collateralized by an assignment of financial notes receivable on residential housing secured by properties located in Washington, Oregon and Utah.

Repayment of the commercial business loans is often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value. Commercial business loans are originated primarily based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most often, this collateral consists of accounts receivable, inventory or equipment. Credit support provided by the borrower for most of these loans and the probability of repayment is based on the liquidation of the pledged collateral and enforcement of a personal guarantee, if any. As a result, in the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The collateral securing other loans may depreciate over time, may be difficult to appraise and may fluctuate in value based on the success of the business.  For the years ended June 30, 2018 and 2017 there were no commercial business loan charge-offs. At June 30, 2018, there was one $222,000 commercial business loan on nonaccrual status.

Loan Maturity and Repricing.  The following table sets forth certain information at June 30, 2018 regarding the dollar amount of loans maturing in Anchor Bank's portfolio based on their contractual terms to maturity, but does not include scheduled payments or potential prepayments.  Demand loans, loans having no stated schedule of repayments and no stated maturity, are reported as due in one year or less.  Loan balances do not include undisbursed loan proceeds, unearned discounts, unearned income and allowance for loan losses.

	Within One Year	After One Year Through 3 Years	After 3 Years Through 5 Years	After 5 Years Through 10 Years	Beyond 10 Years	Total
	(In thousands)
Real estate:
One-to-four family	$6,817	$1,991	$4,349	$16,861	$32,092	$62,110
Multi-family	4,184	1,111	2,245	21,425	28,674	57,639
Commercial	6,205	4,313	31,263	105,176	3,093	150,050
Construction	83,909	1,957	—	—	—	85,866
Land loans	2,063	1,010	1,845	147	450	5,515
Total real estate	103,178	10,382	39,702	143,609	64,309	361,180
Consumer:
Home equity	1,753	150	760	2,699	6,929	12,291
Credit cards	2,284	—	—	—	—	2,284
Automobile	1	77	182	112	—	372
Other	190	118	210	114	328	960
Total consumer	4,228	345	1,152	2,925	7,257	15,907
Commercial business	4,736	8,689	3,877	3,027	—	20,329
Total	$112,142	$19,416	$44,731	$149,561	$71,566	$397,416

The following table sets forth the dollar amount of all of Anchor Bank's loans due after June 30, 2019, which have fixed interest rates and have floating or adjustable interest rates:

	Fixed Rates	Floating or Adjustable Rates	Total
	(In thousands)
Real estate:
One-to-four family	$33,994	$21,299	$55,293
Multi-family	22,083	31,372	53,455
Commercial	22,851	120,994	143,845
Construction	826	1,131	1,957
Land loans	3,076	376	3,452
Total real estate	82,830	175,172	258,002

Consumer:
Home equity	8,118	2,420	10,538
Automobile	371	—	371
Other	770	—	770
Total consumer	9,259	2,420	11,679

Commercial business	9,240	6,353	15,593
Total	$101,329	$183,945	$285,274

Loan Solicitation and Processing.  Loan originations are obtained from a variety of sources, including direct mail and telephone solicitation, trade and business organization participation.  Anchor Bank management and staff are also involved in a wide variety of professional, charitable, service and social organizations within the communities in which Anchor Bank operates, and the branch managers, loan representatives and business bankers solicit referrals from existing clients and new prospects.  Anchor Bank also originates and cross sell loans and services to the existing customer base as well as walk-in/call-in/internet traffic as a result of its long standing community presence and broad based advertising efforts.  Loan processing and underwriting, closing and funding are determined by the type of loan. Consumer loans, including conforming one-to-four family mortgage loans are processed, underwritten, documented and funded through centralized processing and underwriting center located in  Lacey, Washington.  Commercial business loans, including commercial and multi-family real estate loans and any non-conforming one-to-four family mortgage loans are processed and underwritten in one of two Business Banking Center offices located in Lacey and Aberdeen, Washington. Consumer and residential loan underwriters have specific approval authority, and requests that exceed such authority are referred to the appropriate supervisory level.

Depending upon the size of the loan request and the total borrower credit relationship with Anchor Bank, loan decisions may include the Executive Loan Committee, Senior Loan Committee, and/or board of directors.  The Executive Loan Committee is currently comprised of the President/Chief Executive Officer, Chief Financial Officer, Chief Lending Officer, Chief Credit Officer, Credit Administrator, Business Banking Manager, Note Department Manager, and Senior Data Manager.  The Senior Loan Committee is a board committee, comprised of three board members. Credit relationships up to $4.0 million may be approved by the Executive Loan Committee.  Loans or aggregated credit relationships which exceed $4.0 million must be approved by Senior Loan Committee, with an authority limit of $6.0 million, or by the board of directors.

Commercial and multi-family real estate loans can be approved up to $250,000 by the Chief Financial Officer, up to $500,000 by either the Senior Data Manager or Commercial Loan Administrator, and up to $750,000 by the Special Assets/Construction Manager.  These loans can be approved up to $1.0 million by either the President/Chief Executive Officer, Chief Lending Officer or Chief Credit Officer, and up to $2.0 million with the combination of both President/Chief Executive Officer, Chief Lending Officer or Chief Credit Officer.  The Executive Loan Committee is authorized to approve loans to one borrower or a group of related borrowers up to $4.0 million.  Loans over $4.0 million must be approved by the Senior Loan Committee with a limit of $6.0 million, or the board of directors.

Loan Originations, Servicing, Purchases and Sales.  During the years ended June 30, 2018 and 2017, combined total loan originations were $72.6 million and $110.7 million, respectively.  For the years ended June 30, 2018 and 2017, Anchor Bank had no loan purchases.

One-to-four family loans are generally originated in accordance with the guidelines established by Freddie Mac, with the exception of Anchor's special community development loans under the Community Reinvestment Act. Anchor Bank utilizes the Freddie Mac Loan Prospector, an automated loan system to underwrite the majority of its residential first mortgage loans (excluding community development loans). The remaining loans are underwritten by designated real estate loan underwriters internally in accordance with standards as provided by its board-approved loan policy.

Anchor Bank actively sells the majority of residential fixed rate first mortgage loans to the secondary market at the time of origination. During the years ended June 30, 2018 and 2017, Anchor Bank sold $9.5 million and $8.9 million, respectively, in one-to-four family whole loans to the secondary market.  Its secondary market relationship is with Freddie Mac. Anchor Bank generally retains the servicing on the loans sold into the secondary market.  Loans are generally sold on a non-recourse basis.  As of June 30, 2018 and 2017, the residential loan servicing portfolio was $73.8 million and $74.8 million, respectively.

In order to achieve its loan growth objectives and/or improve earnings, Anchor Bank may purchase loans, either individually, through participations, or in bulk. During the year ended June 30, 2016, Anchor Bank purchased $22.8 million in multi-family loans. The loan purchase consisted of 12 multi-family projects in King and Pierce counties. Anchor Bank has also participated with other lenders on commercial real estate loans located in Washington, whereby Anchor Bank receives a portion of a loan originated by another lender who retains the servicing and customer relationship of the loan and may depending on the terms of the agreement retain a portion of the interest as a servicing fee. During 2016 Anchor Bank participated in $9.9 million of commercial real estate loans and $15.8 million of commercial business loans, including the $9.0 million purchased minority interest in a line of credit to provide warehouse lending, discussed above. Purchased loans, loan pools, and participations are underwritten by the credit administration department, evaluated for credit risk, and approved by the appropriate loan committee(s) prior to purchase, according to lending authority guidelines.

The following table shows Anchor Bank's total loans originated, purchased, sold and repaid during the periods indicated:

	Year Ended June 30,
	2018	2017	2016
Loans originated:	(In thousands)
Real estate:
One-to-four family	$25,350	$24,060	$22,280
Multi-family	1,984	12,427	3,043
Commercial	15,274	34,645	32,758
Construction	21,784	29,380	19,997
Land loans	1,633	3,224	4,122
Total real estate	66,025	103,736	82,200
Consumer:
Home equity	3,560	2,291	2,616
Credit cards	—	—	191
Automobile	80	314	432
Other	167	226	—
Total consumer	3,807	2,831	3,239

Commercial business	2,759	4,173	7,389
Total loans originated	72,591	110,740	92,828

Participation loans purchased:
Commercial real estate	—	—	9,889
Commercial business	—	—	15,845
	—	—	25,734
Loans purchased:
Multi-family	—	—	22,840
Total loans purchased	—	—	22,840

Loans sold:
One-to-four family	9,523	8,867	7,724
Participation loans	—	4,000	1,763
Total loans sold	9,523	12,867	9,487

Principal repayments	45,289	60,308	64,946
Loans securitized	1,105	3,536	—
Transfer to real estate owned	1,992	954	852
Decrease in other items, net	(448)	(967)	(346)
Loans held for sale	98	1,551	1,864
Net increase in loans receivable, net	$14,136	$30,557	$63,907

Loan Origination and Other Fees.  In some instances, Anchor Bank receives loan origination fees on real estate related products.  Loan fees generally represent a percentage of the principal amount of the loan that is paid by the borrower. Accounting standards require that certain fees received, net of certain origination costs, be deferred and amortized over the contractual life of the loan. Net deferred fees or costs associated with loans that are prepaid or sold are recognized as income at the time of prepayment. Anchor Bank had $1.1 million of net deferred loan fees and costs as of June 30, 2018 compared to $1.6 million and $1.5 million at June 30, 2017 and 2016, respectively.

Asset Quality

The objective of the loan review process is to determine risk levels and exposure to loss. The depth of review varies by asset types, depending on the nature of those assets. While certain assets may represent a substantial investment and warrant individual reviews, other assets may have less risk because the asset size is small, the risk is spread over a large number of obligors or the obligations are well collateralized and further analysis of individual assets would expand the review process without measurable advantage to risk assessment. Asset types with these characteristics may be reviewed as a total portfolio on the basis of risk indicators such as delinquency (consumer and residential real estate loans) or credit rating. A formal review process is conducted on individual assets that represent greater potential risk. A formal review process is a total re-evaluation of the risks associated with the asset and is documented by completing an asset review report. Certain real estate-related assets must be evaluated in terms of their fair market value or net realizable value in order to determine the likelihood of loss exposure and, consequently, the adequacy of valuation allowances.

Anchor Bank defines a loan as being impaired when, based on current information and events it is probable that Anchor Bank will be unable to collect all amounts due under the contractual terms of the loan agreement. Large groups of smaller balance homogeneous loans such as consumer secured loans, residential mortgage loans and consumer unsecured loans are collectively evaluated for potential loss. All other loans are evaluated for impairment on an individual basis.

Anchor Bank generally assesses late fees or penalty charges on delinquent loans of five percent of the monthly payment amount due. Substantially all fixed rate and adjustable rate mortgage loan payments are due on the first day of the month; however, the borrower is given a 15-day grace period to make the loan payment. When a mortgage loan borrower fails to make a required payment when it is due, Anchor Bank institutes collection procedures. The first notice is mailed to the borrower on the 16th day requesting payment and assessing a late charge. Attempts to contact the borrower by telephone generally begin upon the 30th day of delinquency. If a satisfactory response is not obtained, continual follow-up contacts are attempted until the loan has been brought current. Before the 90th day of delinquency, attempts to interview the borrower are made to establish the cause of the delinquency, whether the cause is temporary, the attitude of the borrower toward the debt and a mutually satisfactory arrangement for curing the default.

When a consumer loan borrower fails to make a required payment on a consumer loan by the payment due date, Anchor Bank institutes the same collection procedures as for mortgage loan borrowers.

The board of directors is informed monthly as to the number and dollar amount of mortgage and consumer loans that are delinquent by more than 30 days, and is given information regarding classified assets.

If the borrower is chronically delinquent and all reasonable means of obtaining payments have been exercised, Anchor Bank will seek to recover the collateral securing the loan according to the terms of the security instrument and applicable law.  In the event of an unsecured loan, Anchor Bank will either seek legal action against the borrower or refer the loan to an outside collection agency.

Nonperforming Assets.  The following table sets forth information with respect to Anchor Bank's nonperforming assets and restructured loans for the periods indicated:

	At June 30,
	2018	2017	2016	2015	2014
Loans accounted for on a nonaccrual basis:	(Dollars in thousands)
Real estate:
One-to-four family	$507	$1,170	$1,539	$1,263	$2,101
Multi-family	—	—	—	—	158
Commercial	—	1,992	319	—	2,070
Construction	—	—	—	—	—
Land loans	—	—	—	—	150
Total real estate	507	3,162	1,858	1,263	4,479
Consumer:
Home equity	207	242	16	—	—
Credit cards	—	—	—	—	—
Automobile	—	—	—	—	—
Other	—	—	1	31	—
Total consumer	207	242	17	31	—
Commercial business	222	300	97	711	235
Total	936	3,704	1,972	2,005	4,714
Accruing loans which are contractually past due 90 days or more:
Consumer:
Credit cards	—	—	—	6	—
Total consumer	—	—	—	6	—
Commercial business	—	—	—	—	—
Total of nonaccrual and 90 days past due loans	936	3,704	1,972	2,011	4,714
Real estate owned	737	867	373	797	5,067
Repossessed automobiles	—	—	46	—	59
Total nonperforming assets	$1,673	$4,571	$2,391	$2,808	$9,840
Troubled debt restructured loans (1)	$3,051	$4,320	$8,755	$9,827	$11,261
Allowance for loan loss as a percent of nonperforming loans	466.9%	110.8%	191.6%	185.0%	98.1%
Classified assets included in nonperforming Assets	$936	$3,704	$1,972	$2,011	$4,714
Nonaccrual and 90 days or more past due loans as percentage of total loans	0.2%	1.0%	0.6%	0.7%	1.6%
Nonaccrual and 90 days or more past due loans as a percentage of total assets	0.2%	0.8%	0.5%	0.5%	1.2%
Nonperforming assets as a percentage of total assets	0.4%	1.0%	0.6%	0.7%	2.5%
Nonaccrued interest (2)	$69	$117	$126	$140	$323
(1)     There were $108,000 of restructured loans included in nonperforming assets as of June 30, 2018.
(2)      Represents foregone interest on nonaccrual loans.

Real Estate Owned and Other Repossessed Assets.  As of June 30, 2018, Anchor Bank had two real estate owned ("REO") properties with an aggregate book value of $737,000 compared to three properties with an aggregate book value of $867,000 at June 30, 2017.  At June 30, 2018, the largest of the REO properties was a residential real estate property with an aggregate book value of $647,000 located in Lewis County, Washington.

Restructured Loans. According to generally accepted accounting principles, Anchor Bank is required to account for certain loan modifications or restructurings as "troubled debt restructurings." Anchor Bank's policy is to track and report all loans modified to terms not generally available in the market, except for those outside of the materiality threshold established for such tracking and reporting. In general, the modification or restructuring of a debt is considered a troubled debt restructuring if Anchor Bank, for economic or legal reasons related to a borrower's financial difficulties, grant a concession to the borrower that it would not otherwise consider.  Anchor Bank will modify the loan when upon completion of the residence the home is rented instead of sold, or when the borrower can continue to make interest payments and is unable to repay the loan until the property is sold as a result of current market conditions. In connection with a loan modification, Anchor Bank may lower the interest rate, extend the maturity date and require monthly payments when monthly payments are not otherwise required. Anchor Bank may also require additional collateral. All loans which are extended with rates and/or terms below market are identified as impaired loans and an appropriate allowance is established pursuant to generally accepted accounting principles. Loans which are placed in nonaccrual status and subsequently modified are not returned to accruing status until there has been at least six months of consecutive satisfactory performance.  As of June 30, 2018, there were 22 loans with aggregate net principal balances of $3.1 million that Anchor Bank has identified as "troubled debt restructures."  In connection with these loans, a valuation allowance in the form of charged-off principal equal to $145,000 has been taken.  Of these 22 loans, one $108,000 loan was not performing according to the modified repayment terms at June 30, 2018, and was classified as nonaccrual.

The existence of a guarantor is an important factor that Anchor Bank considers in every deteriorating credit relationship and in its determination as to whether or not to restructure the loan.  Additional factors considered include the cooperation it receives from the borrower and/or guarantor as determined by the timeliness and quality of their direct and indirect communication, including providing current financial information; their willingness to develop new, and report on, previously identified risk mitigation strategies; and whether Anchor Bank receive additional collateral.  The financial ability of the borrower and/or guarantor is determined through a review and analysis of personal and business financial statements, tax return filings, liquidity verifications, personal and business credit reports, rent rolls, and direct reference checks.  The type of financial statements required of a borrower and/or guarantor varies based upon the credit risk and Anchor Bank's aggregate credit exposure as it relates to the borrower and any guarantor. Reviewed financial statements are required for commercial business loans greater than $1.5 million and for commercial real estate loans greater than $5.0 million, with the level of outside independent accounting review decreasing as risk exposure decreases.  Anchor Bank conducts reviews of the financial condition of borrowers and guarantors at least annually for credits of $750,000 or more, and for aggregate relationships of $1.5 million or more.

At both the time of loan origination and when considering a restructuring of a loan, Anchor Bank also assesses the guarantor's character and reputation. This assessment is made by reviewing the duration of time such guarantor has been providing credit guarantees, the aggregate of the contingent liabilities of such guarantor as it relates to guarantees of additional debt provided to other lenders, and the results of direct reference checks.   Cooperative and communicative borrowers and/or guarantors may create opportunities for restructuring a loan, however, this cooperation does not affect the amount of the allowance for loan losses recorded or the timing of charging off the loan.

Classified Assets.  Federal regulations provide for the classification of lower quality loans and other assets, such as debt and equity securities, as substandard, doubtful or loss.  An asset is considered substandard if it is inadequately protected by the current net worth and repayment capacity of the borrower or of any collateral pledged.  Substandard assets include those characterized by the distinct possibility that Anchor Bank will sustain some loss if the deficiencies are not corrected.  Assets classified as doubtful have all the weaknesses inherent in those classified substandard with the added characteristic that the weaknesses present make collection or liquidation in full highly questionable and improbable, on the basis of currently existing facts, conditions and values.  Assets classified as loss are those considered uncollectible and of such little value that their continuance as assets without the establishment of a specific loss reserve is not warranted.

When Anchor Bank classifies problem assets as either substandard or doubtful, it may establish a specific allowance in an amount deemed prudent and approved by senior management or the Classified Asset Committee to address the risk specifically or may allow the loss to be charged-off against the general loan allowance. General loan allowances represent loss allowances which have been established to recognize the inherent risk associated with lending activities, but which, unlike specific allowances, have not been specifically allocated to particular problem assets. When an insured institution classifies problem assets as a loss, it is required to charge off such assets in the period in which they are deemed uncollectible.  Assets that do not currently expose Anchor Bank to sufficient risk to warrant classification as substandard or doubtful but possess identified weaknesses are considered either watch or special mention assets.  Anchor Bank's determination as to the classification of assets and the amount of valuation allowances is subject to review by regulators, which can order the establishment of additional loss allowances.

In connection with the filing of periodic reports with the FDIC classification of assets policy, Anchor Bank regularly reviews the problem loans in its portfolio to determine whether any loans require classification in accordance with applicable regulations. On the basis of its review of loans, as of June 30, 2018 and 2017, Anchor Bank had classified loans of $936,000 and $3.7 million, respectively, comprised entirely of loans classified as substandard.  The total amount classified represented 1.4% of equity capital and 0.2% of assets at June 30, 2018.

The aggregate amounts of Anchor Bank's classified loans at the dates indicated (as determined by management), were as follows:

	At June 30,
	2018	2017
	(In thousands)
Classified Loans:
Substandard	$936	$3,721
Doubtful	—	—
Loss	—	—
Total	$936	$3,721

Anchor Bank's $936,000 of substandard loans at June 30, 2018, consisted of $714,000 of real estate secured loans and $222,000 of commercial business loans. Of the $714,000 of substandard loans which were real estate secured, $507,000 were one-to-four family and $207,000 were home equity loans, secured by property located in Washington.

Potential Problem Loans.  Potential problem loans are loans that do not yet meet the criteria for identification as classified assets graded as substandard or doubtful, but where known information about the borrower causes management to have serious concerns about the ability of the borrower to comply with present loan repayment terms and may result in the loan being included as a classified asset for future periods.  At June 30, 2018, Anchor Bank had $3.6 million, or 0.9% of its net loans that were identified as potential problem loans compared to $7.0 million or 1.8% of net loans at June 30, 2017.

The largest potential problem loan at June 30, 2018 was a term loan of $573,000 secured by commercial real estate in Oregon representing 15.8% of potential problem loans.  The commercial real estate property securing this loan is located in Western Oregon and the loan was in compliance with its repayment terms at June 30, 2018.

Allowance for Loan Losses.  Anchor Bank's management recognizes that loan losses may occur over the life of a loan and that the allowance for loan losses must be maintained at a level necessary to absorb specific losses on impaired loans and probable losses inherent in the loan portfolio. Anchor Bank's Chief Credit Officer assesses the allowance for loan and lease losses on a monthly basis and reports to the board of directors no less than quarterly.  The assessment includes analysis of several different factors, including delinquency, charge-off rates and the changing risk profile of the loan portfolio, as well as local economic conditions such as unemployment rates, bankruptcies and vacancy rates of business and residential properties.

Anchor Bank believes that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period and requires management to make assumptions about probable losses inherent in the loan portfolio. The impact of a sudden large loss could deplete the allowance and potentially require increased provisions to replenish the allowance, which would negatively affect earnings.

Anchor Bank's methodology for analyzing the allowance for loan losses consists of two components: general and specific allowances.  The formula allowance is determined by applying an estimated loss percentage to various groups of loans.  The loss percentages are generally based on various historical measures such as the amount and type of classified loans, past due ratios and loss experience, which could affect the collectability of the respective loan types.

The specific allowance component is created when management believes that the collectability of a specific large loan, such as a real estate, multi-family or commercial real estate loan, has been impaired and a loss is probable.

The allowance is increased by the provision for loan losses, which is charged against current period earnings and decreased by the amount of actual loan charge-offs, net of recoveries.

Anchor Bank had a $405,000 provision for loan losses for the year ended June 30, 2018 compared to a $310,000 provision for loan losses for the year ended June 30, 2017, primarily reflecting loan growth.  The specific risks that are considered in the analysis for determining the provision for loan losses include an automatic elevation in risk grade and corresponding reserve requirement based on loan payment and payment delinquencies, including debt to the borrower and related entities under loans to one borrower guidelines; and a qualitative analysis of the economic and portfolio trends.  Anchor Bank also continually monitors the market conditions reported at national, regional, and local levels including those from the FDIC, Case-Shiller, and Realtor Boards.

The calculation of the allowance for loan losses includes an incremental component, a qualitative component, and specific reserve amount as a result of impairment analysis.  The total allowance for loan losses was $4.4 million and $4.1 million at June 30, 2018 and 2017, respectively.  Of the total allowance at June 30, 2018, specific reserves decreased to $191,000 and general reserves increased to $4.2 million from specific reserves of $198,000 and general reserves of $3.9 million, respectively, at June 30, 2017. The level of the allowance is based on estimates, and the ultimate losses may vary from the estimates.  Anchor Bank's management will continue to review the adequacy of the allowance for loan losses and make adjustments to the  provision for loan losses based on loan growth, economic conditions, charge-offs and portfolio composition.

Levels and trends with respect to delinquent, nonperforming and impaired loans have improved during the year ended June 30, 2018.  At June 30, 2018 and June 30, 2017, Anchor Bank's total delinquent loans, including loans 30 or more days past due, were $1.9 million and $4.1 million, respectively, which included nonperforming loans of $936,000 and $3.7 million at the end of each year, respectively.  The decrease in total delinquent loans was primarily the result of a $2.0 million commercial real estate loan becoming a real estate owned property that was subsequently sold during the year ended June 30, 2018.  Net charge-offs (recoveries) during the years ended June 30, 2018 and June 30, 2017 were $141,000 and $(17,000), respectively.

Anchor Bank's management identifies a loan as impaired when the source of repayment of the loan is recognized as being in jeopardy, such that economic or other changes have affected the borrower to the extent that it may not be able to meet repayment terms, and that resources available to the borrower, including the liquidation of collateral, may be insufficient.  Impairment is measured on a loan-by-loan basis for each loan based upon its source or sources of repayment.  For collateral dependent loans management utilizes the valuation from an appraisal obtained generally within the last six months in establishing the allowance for loan losses, unless additional information known to management results in management applying a downward adjustment to the valuation. Appraisals are updated subsequent to the time of origination when management identifies a loan as impaired or potentially being impaired, as indicated by the borrower's payment and loan covenant performance, an analysis of the borrower's financial condition, property tax and/or assessment delinquency, increases in deferred maintenance or other information known to management.  When the results of the impairment analysis indicate a potential loss, the loan is classified as substandard and a specific reserve is established for such loan in the amount determined.  Further, the specific reserve amount is adjusted to reflect any further deterioration in the value of the collateral that may occur prior to liquidation or reinstatement.  The impairment analysis takes into consideration the primary, secondary, and tertiary sources of repayment, whether impairment is likely to be temporary in nature or liquidation is anticipated.

A loan is considered impaired when Anchor Bank has determined that it may be unable to collect payments of principal and/or interest when due under the terms of the loan. In the process of identifying loans as impaired, Anchor Bank's management takes into consideration factors which include payment history and status, collateral value, financial condition of the borrower, and the probability of collecting scheduled payments in the future. Minor payment delays and insignificant payment shortfalls typically do not result in a loan being classified as impaired. The significance of payment delays and shortfalls is considered by management on a case by case basis, after taking into consideration the totality of circumstances surrounding the loans and the borrowers, including payment history and amounts of any payment shortfall, length and reason for delay, and likelihood of return to stable performance.

Impairment is measured on a loan by loan basis for all loans in the portfolio except for the smaller groups of homogeneous consumer loans in the portfolio.

As of June 30, 2018 and 2017, Anchor Bank had impaired loans of $4.0 million and $8.5 million, respectively.  Included within the impaired loan totals are loans identified as troubled debt restructures.

The following table summarizes the distribution of Anchor Bank's allowance for loan losses by loan category at the dates indicated:

	At June 30,
	2018			2017			2016			2015			2014
	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans	Loan Balance	Amount by Loan Category	Percent of Loans in Loan Category to total Loans
	(Dollars in thousands)
Real estate:
One-to-four family	$62,110	$339	15.6%	$59,735	$495	15.6%	$61,230	$798	17.4%	$57,944	$1,113	20.1%	$63,009	$1,550	21.9%
Multi-family	57,639	585	14.5	60,501	690	15.8	53,742	454	15.3	43,249	95	15.0	47,507	229	16.5
Commercial	150,050	1,478	37.8	155,525	1,456	40.6	149,527	1,333	42.5	128,306	262	44.5	107,828	682	37.6
Construction	85,866	1,280	21.6	49,151	651	12.8	21,793	271	6.2	11,731	247	4.1	19,690	190	6.9
Land loans	5,515	83	1.4	8,054	120	2.1	6,839	75	1.9	4,069	75	1.4	4,126	74	1.4
Total real estate	361,180	3,765	90.9	332,966	3,412	86.9	293,131	2,931	83.3	245,299	1,792	85.1	242,160	2,725	84.3
Consumer:
Home equity	12,291	218	3.1	13,991	251	3.7	16,599	369	4.7	17,604	189	6.1	20,894	290	7.3
Credit cards	2,284	117	0.6	2,596	101	0.7	2,969	118	0.8	3,289	161	1.1	3,548	167	1.2
Automobile	372	1	0.1	627	2	0.2	597	3	0.2	686	39	0.2	1,073	63	0.4
Other	960	17	0.2	1,525	24	0.4	1,933	26	0.5	2,347	56	0.8	2,838	67	1.0
Total consumer	15,907	353	4.0	18,739	378	4.9	22,098	516	6.2	23,926	445	8.3	28,353	587	9.9
Commercial business	20,329	252	5.1	31,603	316	8.2	36,848	332	10.5	18,987	1,405	6.6	16,737	1,231	5.8
Unallocated	—	—	—	—	—		—	—	—	—	79	—	—	81	—
Total	$397,416	$4,370	100.0%	$383,308	$4,106	100.0%	$352,077	$3,779	100.0%	$288,212	$3,721	100.0%	$287,250	$4,624	100.0%

Anchor Bank's management believes that it uses the best information available to determine the allowance for loan losses.  However, unforeseen market conditions could result in adjustments to the allowance for loan losses and net income could be significantly affected, if circumstances differ substantially from the assumptions used in determining the allowance.

The following table sets forth an analysis of Anchor Bank's allowance for loan losses at the dates and for the periods indicated:

	Year Ended June 30,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Allowance at beginning of period	$4,106	$3,779	$3,721	$4,624	$5,147
Provision for loan losses	405	310	340	—	—
Recoveries:
Real estate loans:
One-to-four family	58	212	194	129	389
Multi-family	—	—	6	—	—
Commercial	—	13	1	—	972
Construction	4	53	349	254	374
Total real estate	62	278	550	383	1,735
Consumer:
Home equity	12	25	61	44	37
Credit cards	23	17	43	60	46
Automobile	—	3	5	3	6
Other	9	11	9	8	49
Total consumer	44	56	118	115	138
Commercial business	5	7	7	96	38
Total recoveries	111	341	675	594	1,911
Charge-offs:
Real estate loans:
One-to-four family	—	21	258	561	897
Multi-family	—	—	—	159	—
Commercial	200	110	225	340	403
Total real estate	200	131	483	1,060	1,300
Consumer:
Home equity	—	59	180	239	572
Credit cards	40	122	105	72	198
Automobile	—	3	4	—	41
Other	12	9	101	40	65
Total consumer	52	193	390	351	876
Commercial business	—	—	84	86	258
Total charge-offs	252	324	957	1,497	2,434
Net charge-offs (recoveries)	141	(17)	282	903	523
Balance at end of period	$4,370	$4,106	$3,779	$3,721	$4,624
Allowance for loan losses as a percentage of total loans outstanding at the end of the period	1.1%	1.1%	1.1%	1.3%	1.6%
Net charge-offs (recoveries) as a percentage of average total loans outstanding during the period	0.0%	0.0%	0.1%	0.3%	0.2%
Allowance for loan losses as a percentage of nonperforming loans at the end of period	466.9%	110.8%	191.6%	185.0%	98.1%
Anchor Bank's Executive Loan Committee reviews the appropriate level of the allowance for loan losses on a quarterly basis and establishes the provision for loan losses based on the risk composition of its loan portfolio, delinquency levels, loss experience, economic conditions, bank regulatory examination results, seasoning of the loan portfolios and other factors related to the collectability of the loan portfolio as detailed further in this proxy statement/prospectus under Anchor Bank's "Management's Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Allowance for Loan Losses." The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries.

Anchor Bank's management believes that the allowance for loan losses as of June 30, 2018 was adequate to absorb the known and inherent risks of loss in the loan portfolio at that date. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provision that may be required will not adversely impact Anchor Bank's financial condition and results of operations. In addition, the determination of the amount of the allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table provides certain summary information with respect to Anchor Bank's allowance for loan losses, including charge-offs, recoveries and selected ratios for the periods indicated:

	Year Ended June 30,
	2018	2017	2016	2015	2014
	(Dollars in thousands)
Provision for loan losses	$405	$310	$340	$—	$—
Allowance for loan losses	4,370	4,106	3,779	3,721	4,624
Allowance for loan losses as a percentage of total loans outstanding at the end of the period	1.1%	1.1%	1.1%	1.3%	1.6%
Net charge-offs (recoveries)	141	(17)	282	903	523
Total of nonaccrual and 90 days past due loans still accruing interest	936	3,704	1,972	2,011	4,714
Allowance for loan losses as a percentage of nonperforming loans at end of period	466.9%	110.8%	191.6%	185.0%	98.1%
Nonaccrual and 90 days or more past due loans still accruing interest as a percentage of loans receivable at the end of the period	0.2%	1.0%	0.6%	0.7%	1.6%
Total loans	$397,416	$383,306	$352,077	$288,212	$287,250

Investment Activities

General.  Under Washington law, savings banks are permitted to invest in various types of liquid assets, including U.S. Treasury obligations, securities of various federal agencies, certain certificates of deposit of insured banks and savings institutions, banker's acceptances, repurchase agreements, federal funds, commercial paper, investment grade corporate debt securities, and obligations of states and their political sub-divisions.

The Investment Committee has the authority and responsibility to administer Anchor Bank's investment policy, monitor portfolio strategies, and recommend appropriate changes to policy and strategies to the board of directors.  On a monthly basis, management reports to the board of directors a summary of investment holdings with respective market values, and all purchases and sales of investments.  The Chief Financial Officer has the primary responsibility for the management of the investment portfolio.  The Chief Financial Officer considers various factors when making decisions regarding proposed investments, including the marketability, maturity and tax consequences. The maturity structure of investments will be affected by various market conditions, including the current and anticipated slope of the yield curve, the level of interest rates, the trend of new deposit inflows and the anticipated demand for funds via deposit withdrawals and loan originations and purchases.

The general objectives of the investment portfolio are to provide liquidity when loan demand is high, to assist in maintaining earnings when loan demand is low and to maximize earnings while satisfactorily managing risk, including credit risk, reinvestment risk, liquidity risk and interest rate risk.

At June 30, 2018, Anchor Bank's investment portfolio consisted principally of mortgage-backed securities, municipal bonds and mutual funds consisting of mortgage-backed securities.  From time to time, investment levels may increase or decrease depending upon yields available on investment opportunities and management's projected demand for funds for loan originations, deposits and other activities.

Mortgage-Backed Securities.  The mortgage-backed securities in Anchor Bank's investment portfolio were comprised of Freddie Mac, Fannie Mae and Ginnie Mae mortgage-backed securities.  At June 30, 2018, the amortized cost of securities held in the available-for-sale category was $18.4 million with a weighted average yield of 2.74%, while the securities in the held-to-maturity category was $3.6 million with a weighted average yield of 3.16%.

Municipal Bonds.  The tax-exempt and taxable municipal bond portfolios were comprised of general obligation bonds (i.e., backed by the general credit of the issuer) and revenue bonds (i.e., backed by revenues from the specific project being financed) issued by various municipal corporations.   All bonds are rated "A" or better and are from issuers located within the State of Washington. The weighted average yield on the tax exempt bonds (on a tax equivalent basis) was 5.64% at June 30, 2018, and the total amount of amortized cost of Anchor Bank's municipal bonds was $155,000 at that date, of which all were categorized as available-for-sale.

Federal Home Loan Bank Stock.  As a member of the FHLB of Des Moines, Anchor Bank's required to own capital stock in the FHLB of Des Moines.  The amount of stock Anchor Bank holds  is based on guidelines specified by the FHLB of Des Moines. The redemption of any excess stock is determined daily based on Anchor Bank's membership requirement as well as outstanding borrowings. The carrying value of FHLB stock was $2.0 million at June 30, 2018.

Anchor Bank's investment in FHLB stock is carried at cost, which approximates fair value.  As a member of the FHLB System, Anchor Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of Anchor Bank's outstanding mortgages, total assets, or FHLB advances.  At June 30, 2018, Anchor Bank's minimum investment requirement was $2.0 million.  Anchor Bank was in compliance with the FHLB minimum investment requirement at June 30, 2018.  For the year ended June 30, 2018, Anchor Bank received $85,000 of dividends from the FHLB.

Bank-Owned Life Insurance.  Anchor Bank purchases bank-owned life insurance policies to offset future employee benefit costs.  At June 30, 2018, Anchor Bank had a $20.5 million investment in life insurance contracts.  The purchase of bank-owned life insurance policies, and its increase in cash surrender value, is classified as "Life insurance investment, net of surrender charges" in Anchor Bank's Consolidated Statements of Financial Condition.  The income related to the bank-owned life insurance, which is generated by the increase in the cash surrender value of the policy.  See "Financial Statements and Supplementary Data" of this proxy statement/prospectus for Anchor's Consolidated Financial Statements and specifically the Consolidated Statements of Financial Condition and Consolidated Statements of Income regarding bank-owned life insurance.

The following table sets forth the composition of Anchor Bank's investment portfolio at the dates indicated:

	At June 30,
	2018		2017		2016
	Amortized Cost	Fair Value	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)
Available-for-sale:
Securities:
Municipal bonds	$155	$155	$165	$165	$175	$175
Mortgage-backed securities:
FHLMC (1)	10,337	9,998	11,140	11,103	9,442	9,559
FNMA (2)	7,494	7,171	9,532	9,363	13,199	13,204
GNMA (3)	421	401	554	539	734	727
Total available-for-sale	18,407	17,725	21,391	21,170	23,550	23,665
Held-to-maturity:
Securities:
Mortgage-backed securities:
FHLMC	1,805	1,751	2,212	2,213	2,793	2,845
FNMA	982	996	1,209	1,257	1,513	1,613
GNMA	797	753	1,528	1,484	1,985	1,967
Total held-to-maturity	3,584	3,500	4,949	4,954	6,291	6,425
Total securities	$21,991	$21,225	$26,340	$26,124	$29,841	$30,090
(1) Freddie Mac
(2) Federal National Mortgage Association (Fannie Mae)
(3) Government National Mortgage Association (Ginnie Mae)

The table below sets forth information regarding the amortized cost, weighted average yields and maturities or call dates of Anchor Bank's investment portfolio at June 30, 2018:

			At June 30, 2018
	At June 30, 2018		One Year or Less		Over One to Five Years		Over Five to Ten Years		Over Ten Years		Mortgage-Backed Securities		Totals
	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield	MBS Securities Amortized Cost	Weighted Average Yield	Amortized Cost	Weighted Average Yield
	(Dollars in thousands)
Available-for-sale:
Securities:
Municipal bonds (1)	$155	5.64%	$—	—%	$—	—%	$—	—%	$155	5.64%	$—	—%	$155	5.64%
Mortgage-backed securities:
FHLMC	10,337	2.83	—	—	—	—	—	—	—	—	10,337	2.83	10,337	2.83
FNMA	7,494	2.63	—	—	—	—	—	—	—	—	7,494	2.63	7,494	2.63
GNMA	421	2.43	—	—	—	—	—	—	—	—	421	2.43	421	2.43
Total available-for-sale	18,407		—		—		—		155		18,252		18,407
Held-to-maturity:
Securities:
Mortgage-backed securities:
FHLMC	1,805	2.80	—	—	—	—	—	—	—	—	1,805	2.80	1,805	2.80
FNMA	982	3.68	—	—	—	—	—	—	—	—	982	3.68	982	3.68
GNMA	797	3.33	—	—	—	—	—	—	—	—	797	3.33	797	3.33
Total held-to-maturity	3,584		—		—		—		—		3,584		3,584
Total	$21,991		$—		$—		$—		$155		$21,836		$21,991

(1)       Yields on tax exempt obligations are computed on a tax equivalent basis using a federal tax rate of 28.0%.

Deposit Activities and Other Sources of Funds

General.  Deposits and loan repayments are the major sources of Anchor Bank's funds for lending and other investment purposes.  Scheduled loan repayments are a relatively stable source of funds, while deposit inflows and outflows and loan prepayments are influenced significantly by general interest rates and market conditions.
Borrowings from the FHLB of Des Moines are used to supplement the availability of funds from other sources and also as a source of term funds to assist in the management of interest rate risk.

Anchor Bank's deposit composition reflects a mixture with certificates of deposit accounting for approximately one-half of the total deposits and interest and noninterest-bearing checking, savings and money market accounts comprising the balance of total deposits.  Anchor Bank relies on marketing activities, convenience, customer service and the availability of a broad range of deposit products and services to attract and retain customer deposits.

Deposits.  Substantially all of Anchor Bank's depositors are residents of Washington State.  Deposits are attracted from within Anchor Bank's market area through the offering of a broad selection of deposit instruments, including checking accounts, money market deposit accounts, savings accounts and certificates of deposit with a variety of rates.  Deposit account terms vary according to the minimum balance required the time periods the funds must remain on deposit and the interest rate, among other factors.  In determining the terms of Anchor Bank's deposit accounts, Anchor Bank considers the development of long term profitable customer relationships, current market interest rates, current maturity structure and deposit mix, customer preferences and the profitability of acquiring customer deposits compared to alternative sources.

At June 30, 2018, Anchor Bank had $101.9 million of jumbo ($100,000 or more) retail certificates of deposit.  Anchor Bank also had $10.8 million in public funds, which represented 3.0% of total deposits at June 30, 2018.  Anchor Bank had one brokered deposit for $5.0 million at June 30, 2018.

In the unlikely event Anchor Bank is liquidated, depositors will be entitled to full payment of their deposit accounts prior to any payment being made to Anchor, as the sole shareholder of Anchor Bank. For additional information, see Note 1 of the Notes to Consolidated Financial Statements.

Deposit Activities.  The following table sets forth Anchor Bank's total deposit activities for the periods indicated:

	Year Ended June 30,
	2018	2017	2016
	(In thousands)
Beginning balance	$345,187	$300,894	$299,812
Net deposits (withdrawals) before interest credited	10,399	41,536	(1,505)
Interest credited	3,435	2,757	2,587
Net increase in deposits	13,834	44,293	1,082
Ending balance	$359,021	$345,187	$300,894

The following table sets forth information concerning Anchor Bank's time deposits and other deposits at June 30, 2018:
Weighted Average Interest Rate	Term	Category	Amount	Minimum Balance	Percentage of Total Deposits
			(In thousands)
0.15%	N/A	Savings deposits	$44,271	$100	12.3%
0.04	N/A	Demand deposit accounts	89,411	10	24.9
0.52	N/A	Money market accounts	59,863	1,000	16.7

		Certificates of Deposit
0.10	6 month	Fixed-term, fixed rate	1,001	500	0.3
0.34	9-12 month	Fixed-term, fixed rate	3,264	500	0.9
2.04	13-16 month	Fixed-term, fixed rate	26,003	500	7.2
1.75	18-20 month	Fixed term-fixed or variable rate	47,857	500	13.3
1.65	24 month	Fixed term-fixed or variable rate	8,080	2,000	2.3
1.17	30-36 month	Fixed term-fixed or variable rate	6,692	500	1.9
1.18	48 month	Fixed term-fixed or variable rate	6,650	500	1.9
1.80	60 month	Fixed term-fixed or variable rate	19,499	500	5.4
2.91	96 month	Fixed term-fixed or variable rate	37,122	500	10.3
1.87	Other	Fixed term-fixed or variable rate	9,308	500	2.6
		Total of certificates of deposit	$165,476		46.1%
		Total of deposits	$359,021		100.0%

Time Deposits by Rate.  The following table sets forth Anchor Bank's time deposits classified by rates as of the dates indicated:

	At June 30,
	2018	2017	2016
	(In thousands)
0.00 - 0.99%	$14,514	$27,351	$45,474
1.00 - 1.99	71,388	58,793	14,024
2.00 - 2.99	60,696	21,034	15,641
3.00 - 3.99	18,878	37,331	42,929
4.00 - 4.99	—	—	370
Total	$165,476	$144,509	$118,438

Time Deposit Certificates.  The following table sets forth Anchor Bank's amount and maturities of time deposit certificates at June 30, 2018:

	Amount Due
	Within 1 Year	After 1 Year Through 2 Years	After 2 Years Through 3 Years	After 3 Years Through 4 Years	Beyond 4 Years	Total
	(In thousands)
0.00 - 0.99%	$11,052	$3,200	$218	$44	$—	$14,514
1.00 - 1.99	51,471	11,389	5,959	2,569	—	71,388
2.00 - 2.99	19,029	27,481	132	5,386	8,668	60,696
3.00 - 3.99	18,796	—	—	—	82	18,878
Total	$100,348	$42,070	$6,309	$7,999	$8,750	$165,476

The following table indicates the amount of Anchor Bank's jumbo certificates of deposit by time remaining until maturity as of June 30, 2018.  Jumbo certificates of deposit are certificates in amounts of $100,000 or more.

Maturity Period	Time Deposit Certificates
(In thousands)

Three months or less	$34,650
Over three through six months	18,434
Over six through twelve months	10,136
Over twelve months	38,668
Total	$101,888

Deposits.  The following table sets forth the balances of deposits in the various types of accounts Anchor Bank offered at the dates indicated:

	At June 30,
	2018			2017			2016
	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total	Increase/ (Decrease)	Amount	Percent of Total
	(Dollars in thousands)
Savings deposits	$44,271	12.3%	$817	$43,454	12.6%	$(1,532)	$44,986	15.0%
Demand deposit accounts	89,411	24.9	5,341	84,070	24.4	5,870	78,200	26.0
Money market accounts	59,863	16.7	(13,291)	73,154	21.2	13,884	59,270	19.7
Fixed-rate certificates which mature in the year ending:
Within 1 year	47,308	13.2	8,837	38,471	11.1	(1,110)	39,581	13.2
After 1 year, but within 2 years	20,655	5.8	(53,266)	73,921	21.4	48,831	25,090	8.3
After 2 years, but within 5 years	22,951	6.4	(2,512)	25,463	7.4	(23,071)	48,534	16.1
Certificates maturing thereafter	82	—	82	—	—	(50)	50	—
Variable rate certificates	74,480	20.7	67,826	6,654	1.9	1,471	5,183	1.7
Total	$359,021		$13,834	$345,187		$44,293	$300,894

Borrowings.  Customer deposits are the primary source of funds for Anchor Bank's lending and investment activities.  Anchor Bank does, however, use advances from the FHLB of Des Moines to supplement its supply of lendable funds, to meet short-term deposit withdrawal requirements and also to provide longer term funding to better match the duration of selected loan and investment maturities.

As one of its capital management strategies, Anchor Bank has used advances from the FHLB of Des Moines to fund loan originations in order to increase net interest income.

As a member of the FHLB of Des Moines, Anchor Bank is required to own capital stock in the FHLB of Des Moines and is authorized to apply for advances on the security of that stock and certain of its mortgage loans and other assets (principally securities which are obligations of, or guaranteed by, the U.S. Government) provided certain creditworthiness standards have been met.  Advances are individually made under various terms pursuant to several different credit programs, each with its own interest rate and range of maturities.  Depending on the program, limitations on the amount of advances are based on the financial condition of the member institution and the adequacy of collateral pledged to secure the credit.  Anchor Bank also maintains a committed credit facility with the FHLB of Des Moines that provides for immediately available advances up to an aggregate of 35% of the prior quarter's total assets of Anchor Bank.  At June 30, 2018, outstanding advances to Anchor Bank from the FHLB of Des Moines totaled $37.0 million as compared to $45.5 million at June 30, 2017.

The following tables set forth information regarding FHLB of Des Moines advances by Anchor Bank during and at the end of the periods indicated:

	Year Ended June 30,
	2018	2017	2016
	(Dollars in thousands)
Maximum amount of borrowing outstanding at any month end:
FHLB advances	$63,000	$63,000	$62,000
Approximate average borrowing outstanding:
FHLB advances	44,663	51,817	29,875
Approximate weighted average rate paid on:
FHLB advances	1.90%	1.09%	0.94%

	At June 30,
	2018	2017	2016
	(Dollars in thousands)
Balance outstanding at end of period:
FHLB advances	$37,000	$45,500	$62,000
Weighted average rate paid on:
FHLB advances	1.51%	1.09%	0.94%

Subsidiaries and Other Activities

Anchor Bank.  Anchor Bank had one wholly-owned subsidiary, Anchor Financial Services, Inc.  The subsidiary was dissolved during the year ended June 30, 2018.

Competition

Anchor Bank operates in an intensely competitive market for the attraction of deposits (generally its primary source of lendable funds) and in the origination of loans.  Historically, its most direct competition for deposits has come from large commercial banks, thrift institutions and credit unions in its primary market area.  In times of high interest rates, Anchor Bank experiences additional significant competition for investors' funds from short-term money market securities and other corporate and government securities.  Anchor Bank's competition for loans comes principally from mortgage bankers, commercial banks and other thrift institutions.  Such competition for deposits and the origination of loans may limit Anchor Bank's future growth and earnings prospects

Natural Disasters

Grays Harbor, Thurston, Lewis, Pierce, and King Counties, where substantially all of the real and personal properties securing Anchor Bank's loans are located, are in an earthquake-prone region.  Anchor Bank has not suffered any losses in the last sixteen years from earthquake damage to collateral secured loans, which include the July 1999 and February 2001 major earthquakes in the region.  Although Anchor Bank has experienced no losses related to earthquakes, a major earthquake could result in material loss in two primary ways.  If an earthquake damages real or personal properties collateralizing outstanding loans to the point of insurable loss, material loss would be suffered to the extent that the properties are uninsured or inadequately insured.  A substantial number of Anchor Bank's borrowers do not have insurance which provides for coverage as a result of losses from earthquakes.  Earthquake insurance is generally not required by other lenders in the market area, and as a result in order to remain competitive in the marketplace, Anchor Bank does not require earthquake insurance as a condition of making a loan.  Earthquake insurance is also not always available at a reasonable coverage level and cost because of changing insurance underwriting practices in Anchor Bank's market area resulting from past earthquake activity and the likelihood of future earthquake activity in the region.  In addition, if the collateralized properties are only damaged and not destroyed to the point of total insurable loss, borrowers may suffer sustained job interruptions or job loss, which may materially impair their ability to meet the terms of their loan obligations.  While risk of credit loss can be insured against by, for example, job interruption insurance or "umbrella" insurance policies, such forms of insurance often are beyond the financial means of many individuals.  Accordingly, for most individuals, sustained job interruption or job loss would likely result in financial hardship that could lead to delinquency in their financial obligations or even bankruptcy.  Accordingly, no assurances can be given that a major earthquake in Anchor Bank's primary market area will not result in material losses to Anchor Bank.

Employees

At June 30, 2018, Anchor Bank had 88.5 full-time equivalent employees.  Anchor Bank's employees are not represented by any collective bargaining group.  Anchor Bank considers employee relations to be good.

Executive Officers.  The following table sets forth information regarding the executive officers of Anchor and Anchor Bank:

	Age at June 30, 2018	Position
Name		Anchor	Anchor Bank
Jerald L. Shaw	72	President and Chief Executive Officer	President and Chief Executive Officer
Terri L. Degner	55	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer
Gary P. Koch	64	Executive Vice President	Executive Vice President and Chief Lending Officer
Matthew F. Moran	55	Executive Vice President	Executive Vice President and Chief Credit Officer

Biographical Information.  The following is a description of the principal occupation and employment of the executive officers of Anchor and Anchor Bank during at least the past five years:

Jerald L. Shaw is the President and Chief Executive Officer of Anchor Bank, positions he has held since July 2006.  He has also served in those capacities for Anchor since its formation is September 2008.  Prior to serving as President and Chief Executive Officer, he served as Chief Operating Officer from 2004 to 2006 and Chief Financial Officer from 1988 to 2002.  Prior to that, he served Anchor Bank and its predecessor, Aberdeen Federal Savings and Loan Association, in a variety of capacities since 1976.  Prior to that time, Mr. Shaw piloted C-130 aircraft for the U.S. Air Force including numerous combat missions during the Vietnam War.  Having performed virtually every position at Anchor Bank, he has extensive knowledge of Anchor Bank's operations.  He is a distinguished graduate of the School for Executive Development of the U.S. League of Savings Institutions at the University of Washington.  Mr. Shaw is also a graduate of the Asset Liability Management School of America's Community Bankers, and many other educational programs.  He is a past member of the Board of Trustees for the Thurston County Chamber of Commerce, and a member of the South Sound YMCA.

Terri L. Degner is the Executive Vice President, Chief Financial Officer and Treasurer of Anchor Bank, positions she has held since 2004.  She has also served in those capacities for Anchor since its formation in September 2008.  Prior to serving as Executive Vice President, Chief Financial Officer and Treasurer, Ms. Degner has served Anchor Bank in a variety of capacities since 1990, including as Senior Vice President and Controller from 1994 to 2004.  Ms. Degner has been in banking since high school.  She has worked in multiple lending positions in various size institutions.  Since 1990, she has held a variety of positions in the finance area of Anchor Bank.  Ms. Degner demonstrated her determination to succeed when she worked full time in Anchor's Accounting Department and commuted 60 miles to evening classes at St. Martin's College where she received her Bachelor's Degree in Accounting.  At the same time she worked full days and met all expectations for performance.  In 2000, she graduated from the Pacific Coast Banking School at the University of Washington in the top 10% of her class and her thesis was published in the University's library.  She has become the management expert on issues ranging from information technology to asset-liability management.  Ms. Degner also serves on the board of directors and finance committee of NeighborWorks of Grays Harbor, sits on the St. Martins University Accounting Advisory Committee and is on the Executive Committee of the Providence St. Peter Foundation Christmas Forest.

Gary P. Koch is the Executive Vice President and Chief Lending Officer of Anchor Bank, a position he has held since December 2014.  In his current capacity, Mr. Koch serves on many Anchor Bank committees, including Chairman of the Executive Loan Committee, and as a member of Executive Management, Senior Management, Risk Management, ALCO, IT, Loan Policy, and Problem Asset committees.  Mr. Koch has more than 37 years in banking and finance, beginning in 1976 as an investment officer with National Bank of Alaska.  From 1983 until 1989 he served as Senior Vice President Investments and Funds Management for Key Bank of Alaska and Chief Investment Officer and a Director of Key Trust Company of Alaska.   From 1989 until 2009 he served in a variety of positions, including most recently as Senior Vice President and Team Leader for Business Banking in Southwest Washington. From 2010 until 2014, he was Commercial Banking Officer at Fife Commercial Bank, Fife, Washington.  Mr. Koch joined Anchor Bank in April 2014.  In October 2014 he was named Senior Vice President and Senior Commercial Lender. Mr. Koch earned his Bachelor of Science Degree in Economics from Willamette University in

Salem, Oregon. Mr. Koch also participates as a volunteer for charitable organizations including Rotary, Relay for Life, and Habitat for Humanity.  He has served on the Board of Directors for United Way and Mason General Hospital Foundation.

Matthew F. Moran is the Executive Vice President and Chief Credit Officer responsible for all aspects of Anchor Bank's commercial and retail lending activity.  Mr. Moran joined Anchor Bank in April 2015.  Mr. Moran previously served as Executive Vice President and Chief Credit Officer at Sound Community Bank from May 2007 through October 2014.  Prior to that, he was a Senior Examiner and Credit Specialist with the Office of Thrift Supervision (which has since been merged into the Office of the Comptroller of the Currency ("OCC") for one year.  From 2004 to 2006, he was Vice President - Commercial Credit for Inland NW Bank.  From 2001 to 2004, he was Vice President and Team Leader SE Washington of Community Bancshares, a $350 million community bank where he was responsible for all new credit development in South East Washington.  Mr. Moran brings more than 20 years of banking experience to Anchor Bank, including five years with First Financial Bank of Omaha as the Asset/Liability Manager for the consolidated entities under First National Nebraska, Inc. a $10 billion bank holding company.  Prior to that, Mr. Moran spent six years as a National Bank Examiner with the OCC, where in addition to his Safety and Soundness responsibilities he also served as a specialist in the Large Bank Capital Markets Examination Program.  In 2010, Mr. Moran graduated from the Pacific Coast Banking School, which is affiliated with the Graduate School of Business of the University of Washington.

How Anchor and Anchor Bank Are Regulated

The following is a brief description of certain laws and regulations applicable to Anchor and Anchor Bank.  Legislation is introduced from time to time in the United States Congress or the Washington State Legislature that may affect the operations of Anchor and Anchor Bank.  In addition, the regulations governing us may be amended from time to time by their regulators, the FDIC, DFI, Federal Reserve and the Consumer Financial Protection Bureau ("CFPB").  Any such legislation or regulatory changes in the future by the FDIC, DFI, Federal Reserve and CFPB could adversely affect Anchor's and Anchor Bank's operations and financial condition.  Anchor and Anchor Bank cannot predict whether any such changes may occur.

The Dodd-Frank Act which was enacted in July 2010 imposed new restrictions and an expanded framework of regulatory oversight for financial institutions, including depository institutions and their holding companies.  Among other changes, the Dodd-Frank Act established the CFPB as an independent bureau of the Federal Reserve.  The CFPB assumed responsibility for the implementation of the federal financial consumer protection and fair lending laws and regulations and has authority to impose new requirements.  Anchor Bank is subject to consumer protection regulations issued by the CFPB, but as a smaller financial institution, Anchor Bank is generally subject to supervision and enforcement by the FDIC and the DFI with respect to compliance with consumer financial protection laws and CFPB regulations.

Many aspects of the Dodd-Frank Act are subject to rulemaking by the federal banking agencies, which has not been completed and will not take effect for some time, making it difficult to anticipate the overall financial impact of the Dodd-Frank Act on Anchor, Anchor Bank and the financial services industry more generally.

Regulation and Supervision of Anchor Bank

General. Anchor Bank, as a state-chartered savings bank, is subject to applicable provisions of Washington law and to regulations and examinations of the DFI. It also is subject to examination and regulation by the FDIC, which insures the deposits of Anchor Bank to the maximum permitted by law. During these state or federal regulatory examinations, the examiners may, among other things, require Anchor Bank to provide for higher general or specific loan loss reserves, which can impact capital and earnings. This regulation of Anchor Bank is intended for the protection of depositors and the Deposit Insurance Fund ("DIF") of the FDIC and not for the purpose of protecting shareholders of Anchor Bank or Anchor. Anchor Bank is required to maintain minimum levels of regulatory capital and is subject to some limitations on the payment of dividends to Anchor. See "- Capital Requirements" and "- Dividends" below.

Federal and State Enforcement Authority and Actions. As part of its supervisory authority over Washington-chartered savings banks, the DFI may initiate enforcement proceedings to obtain a cease-and-desist order against an institution believed to have engaged in unsafe and unsound practices or to have violated a law, regulation, or other regulatory limit, including a written agreement. The FDIC also has the authority to initiate enforcement actions against insured institutions for similar reasons and may terminate the deposit insurance if it determines that an institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition. Both these agencies may utilize less formal supervisory tools to address their concerns about the condition, operations or compliance status of a savings bank.

Regulation by the Washington Department of Financial Institutions. State law and regulations govern Anchor Bank's ability to take deposits and pay interest, to make loans on or invest in residential and other real estate, to make consumer loans, to invest in securities, to offer various banking services to its customers, and to establish branch offices. As a state savings bank, Anchor Bank must pay semi-annual assessments, examination costs and certain other charges to the DFI.

Washington law generally provides the same powers for Washington savings banks as federally and other-state chartered savings institutions and banks with branches in Washington, subject to the approval of the DFI. Washington law allows Washington savings banks to charge the maximum interest rates on loans and other extensions of credit to Washington residents which are allowable for a national bank in another state if higher than Washington limits. In addition, the DFI may approve applications by Washington savings banks to engage in an otherwise unauthorized activity, if the DFI determines that the activity is closely related to banking, and Anchor Bank is otherwise qualified under the statute. This additional authority, however, is subject to review and approval by the FDIC if the activity is not permissible for national banks.

Insurance of Accounts and Regulation by the FDIC. The DIF of the FDIC insures deposit accounts in Anchor Bank up to $250,000 per separately insured depositor.  As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC-insured institutions. Anchor Bank's deposit insurance premiums for the year ended June 30, 2018, were $190,000.

Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital levels and certain other risk factors.  Rates are based on each institution's risk category and certain specified risk adjustments.  Stronger institutions pay lower rates while riskier institutions pay higher rates.  Assessments are based on an institution's average consolidated total assets minus average tangible equity with an assessment rate schedule ranging from 2.5 to 45 basis points.  The FDIC has authority to increase insurance assessments.  A significant increase in insurance premiums would likely have an adverse effect on the operating expenses and results of operations of Anchor Bank.  Anchor Bank's management cannot predict what assessment rates may be in the future.

Insurance of deposits may be terminated by the FDIC upon a finding that an institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.  Anchor Bank does not currently know of any practice, condition or violation that may lead to termination of Anchor Bank's deposit insurance.

Prompt Corrective Action.  Federal statutes establish a supervisory framework based on five capital categories: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized.  An institution's category depends upon where its capital levels are in relation to relevant capital measures, which include risk-based capital measures, Tier 1 and common equity Tier 1 capital measures, a leverage ratio capital measure and certain other factors. The federal banking agencies have adopted regulations that implement this statutory framework. Under these regulations, an institution is treated as well capitalized if it has a ratio of total capital to risk-weighted assets of 10.0% or more (the total risk-based capital ratio); a ratio of common equity Tier 1 capital to risk-weighted assets (the Tier 1 risk-based capital ratio) of 8.0% or more; a ratio of Tier 1 common equity capital to risk-weighted assets of 6.5% or more (the common equity Tier 1 capital ratio); a ratio of Tier 1 capital to average consolidated assets (the leverage ratio) of 5.0% or more; and the institution is not subject to a federal order, agreement or directive to meet a specific capital level.  An institution is considered adequately capitalized, if it is not well capitalized but it has a total risk-based capital ratio of 8.0% or more; a Tier 1 risk-based capital ratio of 6.0% or more; a common equity Tier 1 capital ratio of 4.5% or more; and a leverage ratio of 4.0% or more.  An institution that is not well capitalized is subject to certain restrictions on brokered deposits, including restrictions on the rates it can offer on its deposits generally. Any institution which is neither well capitalized nor adequately capitalized is considered undercapitalized.

Undercapitalized institutions are subject to certain prompt corrective action requirements, regulatory controls and restrictions which become more extensive as an institution becomes more severely undercapitalized.  Failure by an institution to comply with applicable capital requirements would, if unremedied, result in progressively more severe restrictions on its activities and lead to enforcement actions, including, but not limited to, the issuance of a capital directive to ensure the maintenance of required capital levels and, ultimately, the appointment of the FDIC as receiver or conservator.  Banking regulators will take prompt corrective action with respect to depository institutions that do not meet minimum capital requirements.  Additionally, approval of any regulatory application filed for their review may be dependent on compliance with capital requirements.

At June 30, 2018, Anchor Bank was categorized as "well capitalized". For additional information, see Note 14 of the Notes to Consolidated Financial Statements included in "Anchor Financial Statements and Supplementary Data" of this proxy statement/prospectus.

Capital Requirements.  The minimum capital level requirements applicable to Anchor Bank are: (i) a common equity Tier 1 ("CETI") capital ratio of 4.5%; (ii) a Tier 1 capital ratio of 6.0%; (iii) a total capital ratio of 8.0%; and (iv) a Tier 1 leverage ratio of 4.0%. CET1 generally consists of common stock; retained earnings; accumulated other comprehensive income ("AOCI") unless an institution elects to exclude AOCI from regulatory capital; and certain minority interests; all subject to applicable regulatory adjustments and deductions. Tier 1 capital generally consists of CET1 and noncumulative perpetual preferred stock.  Tier 2 capital generally consists of other preferred stock and subordinated debt meeting certain conditions plus an amount of the allowance for loan and lease losses up to 1.25% of assets.  Total capital is the sum of Tier 1 and Tier 2 capital.

There is also a requirement for a "capital conservation buffer" of 2.5% above these regulatory minimum capital requirements, which must consist entirely of common equity Tier 1 capital and results in the following minimum ratios:  (i) a CET1 capital ratio of 7.0%, (ii) a Tier 1 capital ratio of 8.5%, and (iii) a total capital ratio of 10.5%.  The capital conservation buffer requirement is implemented in phases beginning in January 2016 at 0.625% of risk-weighted assets and increasing by that amount each year until it is fully implemented in January 2019.  A financial institution is subject to limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses if its capital level falls below the buffer amount.

The table below sets forth Anchor Bank's capital position under the prompt corrective action regulations of the FDIC at June 30, 2018 and 2017. Anchor Bank paid a $1.0 million cash dividend to Anchor during the year ended June 30, 2018.  The dividend will be used to support Anchor's operations.

Properties

At June 30, 2018, Anchor Bank had one administrative office, nine full service banking offices of which eight locations are owned and one location is leased.  At June 30, 2018, the net book value of Anchor Bank's investment in premises, equipment and leaseholds was $8.7 million.  The net book value of Anchor's data processing and computer equipment at June 30, 2018 was $81,000.

The following table provides a list of Anchor Bank's main and branch offices and indicates whether the properties are owned or leased:

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2018
				(In thousands)
ADMINISTRATIVE OFFICE
100 West First Aberdeen, Washington 98520	Owned	—	7,410	$1,087

BRANCH OFFICES:

Aberdeen (1) (2) 120 N. Broadway Aberdeen, Washington 98520	Owned	—	17,550	986

Centralia (2) 604 S. Tower Centralia, Washington 98531	Owned	—	3,000	542

Elma (2) 216 S. Third Street Elma, Washington 98541	Owned	—	2,252	263

Lacey (2) 601 Woodland Square Loop SE Lacey, Washington 98503	Owned	—	13,505	1,768

Montesano (2) 301 Pioneer Avenue East Montesano, Washington 98563	Owned	—	2,125	2,396

Ocean Shores (2) 795 Pt. Brown Avenue NW Ocean Shores, Washington 98569	Owned	—	2,550	487

Olympia (2) 2610 Harrison Avenue West Olympia, Washington 98502	Owned	—	1,882	397

(table continued on following page)

Location	Leased or Owned	Lease Expiration Date	Square Footage	Net Book Value at June 30, 2018

Puyallup (2) 10514 156th Street East Bldg B4, Suite 106 Puyallup, Washington 98374	Leased	11/30/2019	3,027	56

Westport (2) 915 N. Montesano Westport, Washington 98595	Owned	—	3,850	682
________
(1)	Includes home branch.
(2)	Drive-up ATM available.

Legal Proceedings

Anchor and Anchor Bank are from time to time is involved in various claims and legal actions arising in the ordinary course of business. There are currently no matters that in the opinion of management would have material adverse effect on Anchor's consolidated financial position, results of operation, or liquidity.

ANCHOR'S MANAGEMENT DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

This discussion and analysis reviews Anchor's consolidated financial statements and other relevant statistical data and is intended to enhance your understanding of the financial conditions and results of operations. The information in this section has been derived from the Consolidated Financial Statements and footnotes thereto, which are included in, "Financial Statements and Supplementary Data" of this proxy statement/prospectus. You should read the information in this section in conjunction with the business and financial information regarding us as provided in this proxy statement/prospectus. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and results of operations of Anchor and its subsidiary.

Overview

Anchor is a bank holding company which primarily engages in the business activity of its subsidiary, Anchor Bank.  Anchor Bank is a community-based savings bank primarily serving Western Washington through nine full-service banking offices located within Grays Harbor, Thurston, Lewis, and Pierce counties, and one loan production office located in King County, Washington. Anchor Bank's in the business of attracting deposits from the public and utilizing those deposits to originate loans. Anchor Bank offers a wide range of loan products to meet the demands of customers. Historically, the principal lending activity has consisted of the origination of loans secured by first mortgages on owner-occupied, one-to-four family residences and loans for the construction of one-to-four family residences, as well as consumer loans, with an emphasis on home equity loans and lines of credit.  Recently, Anchor Bank has been aggressively offering commercial real estate, multi-family, and construction loans primarily in Western Washington.

Anchor's primary source of pre-tax income is net interest income. Net interest income is the difference between interest income, which is the income that Anchor earns on its loans and investments, and interest expense, which is the interest that it pays on its deposits and borrowings.  Changes in levels of interest rates also affect its net interest income.  Additionally, to offset the impact of the current low interest rate environment, Anchor is seeking other means of increasing interest income while controlling expenses.  These commercial business relationships also typically help generate lower cost deposits.  A secondary source of income is noninterest income, which includes gains on sales of assets, and revenue Anchor receives from providing products and services. In recent years, noninterest expense has exceeded its net interest income after provision for loan losses and Anchor has relied primarily on fee income to supplement its net interest income.

Anchor's operating expenses consist primarily of compensation and benefits, general and administrative, real estate owned expenses, FDIC insurance premiums, information technology, occupancy and equipment, deposit services and marketing expenses. Compensation and benefits expense consist primarily of the salaries and wages paid to Anchor Bank's employees, payroll taxes, expenses for retirement and other employee benefits. Occupancy and equipment expenses, which are the fixed and variable costs of building and equipment, consist primarily of lease payments, taxes, depreciation charges, maintenance and costs of utilities.  Also included in noninterest expense are changes to Anchor's unfunded commitment reserve which are reflected in general and administrative expenses. This unfunded commitment reserve expense can vary significantly each quarter, based on the amount believed by management to be sufficient to absorb estimated probable losses related to unfunded credit facilities, and reflects changes in the amounts that Anchor has committed to fund but has not yet disbursed.

Critical Accounting Policies

Anchor uses estimates and assumptions in its consolidated financial statements in accordance with generally accepted accounting principles. Anchor management has identified several accounting policies that, due to the judgments, estimates and assumptions inherent in those policies, are critical to an understanding of the consolidated financial statements. These policies relate to the determination of the allowance for loan losses and the associated provision for loan losses, deferred income taxes and the associated income tax expense, as well as valuation of real estate owned. Anchor management reviews the allowance for loan losses for adequacy on a monthly basis and establishes a provision for loan losses that it believes is sufficient for the loan portfolio growth expected and the loan quality of the existing portfolio. The carrying value of real estate owned is assessed on a quarterly basis. Income tax expense and deferred income taxes are calculated using an estimated tax rate and are based on management's understanding of the effective tax rate and the tax code.

Allowance for Loan Losses. Anchor management recognizes that loan losses may occur over the life of a loan and that the allowance for loan losses must be maintained at a level necessary to absorb specific losses on impaired loans and probable losses inherent in the loan portfolio. Anchor's board of directors and management assess the allowance for loan losses on a quarterly basis. The Executive Loan Committee analyzes several different factors including delinquency rates, charge-off rates and the changing risk profile of the loan portfolio, as well as local economic conditions such as unemployment rates, number of bankruptcies and vacancy rates of business and residential properties.

Anchor believes that the accounting estimate related to the allowance for loan losses is a critical accounting estimate because it is highly susceptible to change from period to period, requiring management to make assumptions about future losses on loans. The impact of a sudden large loss could deplete the allowance and require increased provisions to replenish the allowance, which would negatively affect earnings.

Anchor methodology for analyzing the allowance for loan losses consists of specific allocations on significant individual credits that meet the definition of impaired and a general allowance amount. The specific allowance component is determined when management believes that the collectability of a specifically identified large loan has been impaired and a loss is probable. The general allowance component relates to assets with no well-defined deficiency or weakness and takes into consideration loss that is inherent within the portfolio but has not been realized. The general allowance is determined by applying an expected loss percentage to various classes of loans with similar characteristics and classified loans that are not analyzed specifically for impairment. Because of the imprecision in calculating inherent and potential losses, the national and local economic conditions are also assessed to determine if the general allowance is adequate to cover losses.

The allowance is increased by the provision for loan losses, which is charged against current period operating results and decreased by the amount of actual loan charge-offs, net of recoveries.

Deferred Income Taxes. Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability method. Under this method, a deferred tax asset or liability is determined based on the enacted tax rates that will be in effect when the differences between the financial statement carrying amounts and tax basis of existing assets and liabilities are expected to be reported in an institution's income tax returns. Deferred tax assets are deferred tax consequences attributable to deductible temporary differences and carryforwards. After the deferred tax asset has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance. A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized. As required by GAAP, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability. Realization of the deferred tax asset is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law. Based upon the available evidence, Anchor carried no valuation allowance at June 30, 2018. The tax provision for the period is equal to the net change in the net deferred tax asset from the beginning to the end of the period, less amounts applicable to the change in value related to securities available-for-sale. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. The primary differences between financial statement income and taxable income result from REO, deferred loan fees and costs, and loan loss reserves. Deferred income taxes do not include a liability for pre-1988 bad debt deductions allowed to thrift institutions that may be recaptured if the institution fails to qualify as a bank for income tax purposes in the future.

Real Estate Owned. Real estate acquired through foreclosure is transferred to the real estate owned asset classification at fair value estimated fair market value less estimated costs of disposal and subsequently carried at the lower of cost or market. Any impairment on the initial transfer is charged to the allowance for loan losses.  Costs associated with real estate owned for maintenance, repair, property tax, etc., are expensed during the period incurred. Assets held in real estate owned are reviewed quarterly for potential impairment. When impairment is indicated the impairment is charged against current period operating results and netted against the real estate owned to reflect a net book value. At disposition any residual difference is either charged to current period earnings as a loss on sale or reflected as income in a gain on sale.

Comparison of Financial Condition at June 30, 2018 and June 30, 2017

General. Total assets increased $7.1 million, or 1.5%, to $469.6 million at June 30, 2018 from $462.5 million at June 30, 2017.  The increase in assets was primarily a result of a $14.1 million, or 3.7% increase in loans receivable, net, to $392.0 million at June 30, 2018 from $377.9 million at June 30, 2017. In addition, cash and cash equivalent increased $3.4 million, or 23.8%, to $17.6 million at June 30, 2018 from $14.2 million at June 30, 2017.  Partially offsetting these increases was a $4.4 million or 55.2% decrease in Anchor's deferred tax asset, net, to $3.6 million at June 30, 2018 from $8.0 million at June 30, 2017 primarily due to a one-time revaluation adjustment of $2.4 million to the deferred tax assets and tax liabilities to account for future corporate tax rates resulting from the Tax Cuts and Jobs Act of 2017 enacted in December 2017 (the "Tax Act"), a $3.4 million or 16.3% decline in securities available-for-sale, and a $1.4 million, or 27.6% decline in securities held-to-maturity. Further, loans held for sale decreased to $98,000 at June 30, 2018 from $1.5 million at June 30, 2017. Total liabilities increased $5.5 million, or 1.4%, to $402.2 million at June 30, 2018 compared to $396.7 million at June 30, 2017 primarily as the result of a $13.8 million increase in deposits partially offset by an $8.5 million decrease in Federal Home Loan Bank advances.

Assets.  For the year ended June 30, 2018, total assets increased $7.1 million. The following table details the increases and decreases in the composition of Anchor's assets from June 30, 2017 to June 30, 2018:

	Balance at June 30, 2018	Balance at June 30, 2017	Increase/(Decrease)
			Amount	Percent
	(Dollars in thousands)
Cash and cash equivalents	$17,568	$14,194	$3,374	23.8%
Securities, available-for-sale	17,725	21,170	(3,445)	(16.3)
Securities, held-to-maturity	3,584	4,949	(1,365)	(27.6)
Loans receivable, net of allowance for loan losses	392,044	377,908	14,136	3.7
Real estate owned, net	737	867	(130)	(15.0)

Cash and cash equivalents increased by $3.4 million, or 23.8%, to $17.6 million at June 30, 2018, from $14.2 million at June 30, 2017 due to an increase in deposits.

Securities available-for-sale decreased by $3.4 million, or 16.3%, to $17.7 million at June 30, 2018 from $21.1 million at June 30, 2017. Securities held-to-maturity decreased $1.4 million, or 27.6%, to $3.5 million at June 30, 2018 from $4.9 million at June 30, 2017.  Anchor's securities portfolio is almost entirely comprised of mortgage-backed securities. The decreases in these portfolios were primarily the result of contractual principal repayments.

Loans receivable, net, increased $14.1 million, or 3.7%, to $392.0 million at June 30, 2018 from $377.9 million at June 30, 2017. Construction loans increased $36.7 million, or 74.7%, to $85.9 million at June 30, 2018 from $49.2 million at June 30, 2017.  Construction loans are for the construction of multi-family and loans for the construction of one-to-four family residences. There was $28.6 million in undisbursed construction loan commitments at June 30, 2018.  One-to-four family loans increased $2.4 million, or 4.0%, to $62.1 million at June 30, 2018 from $59.7 million at June 30, 2017.  Commercial business loans decreased $11.3 million, or 35.7%, to $20.3 million at June 30, 2018 from $31.6 million at June 30, 2017 primarily related to the payoff of a $9.0 million loan participation. Commercial real estate loans decreased $5.5 million, or 3.5%, to $150.0 million at June 30, 2018 from $155.5 million at June 30, 2017.  Anchor Bank also reclassified a $2.0 million multi-tenant commercial real estate loan to real estate owned ("REO") and recorded during the year ended June 30, 2018 a $200,000 charge upon transfer to reflect its fair market value.  Multi-family loans decreased $2.9 million, or 4.7%, to $57.6 million at June 30, 2018 from $60.5 million at June 30, 2017.  Land loans decreased $2.5 million, or 31.5%, to $5.5 million at June 30, 2018 from $8.0 million at June 30, 2017.  Consumer loans decreased $2.8 million, or 15.1%, to $15.9 million at June 30, 2018 from $18.7 million at June 30, 2017.

REO, net decreased $130,000, or 15.0%, to $737,000 at June 30, 2018 from $867,000 at June 30, 2017. The $130,000 decrease was a result of the transfer of loans to REO totaling $1.8 million and $823,000 in capital improvements partially offset by REO sales of $2.7 million.

Liabilities. Total liabilities increased $5.5 million, or 1.4%, to $402.2 million at June 30, 2018 compared to $396.7 million at June 30, 2017.  Deposits increased $13.8 million to $359.0 million at June 30, 2018 from $345.2 million at June 30, 2017, primarily due to a $21.0 million increase in certificates of deposit and a $5.3 million increase in demand deposits, partially offset by a $13.3 million decrease in money market accounts.  Partially offsetting this increase was a $8.5 million decrease in Federal Home Loan Bank advances.

Deposits.  Total deposits increased $13.8 million, or 4.0%, to $359.0 million at June 30, 2018 from $345.2 million at June 30, 2017 primarily due to a $21.0 million increase in certificates of deposit. The increase in certificates of deposit was the result of Anchor Bank's deposit marketing campaign, as well as other deposit gathering activities. Partially offsetting this increase, money market accounts decreased $13.3 million, or 18.2%, to $59.8 million at June 30, 2018 from $73.1 million at June 30, 2017.  Core deposits, which consist of all deposits other than certificates of deposit, decreased by $7.1 million, or 3.5%, to $193.5 million at June 30, 2018 from $200.7 million at June 30, 2017.

The following table details the changes in deposit accounts at the dates indicated:
			Increase/(Decrease)
	Balance at June 30, 2018	Balance at June 30, 2017	Amount	Percent
	(Dollars in thousands)
Noninterest-bearing demand deposits	$55,381	$52,606	$2,775	5.3%
Interest-bearing demand deposits	34,030	31,464	2,566	8.2
Money market accounts	59,863	73,154	(13,291)	(18.2)
Savings deposits	44,271	43,454	817	1.9
Certificates of deposit	165,476	144,509	20,967	14.5
Total deposit accounts	$359,021	$345,187	$13,834	4.0%

Borrowings.  FHLB advances decreased $8.5 million, or 18.7%, to $37.0 million at June 30, 2018 from $45.5 million at June 30, 2017.

Stockholders' Equity.  Total stockholders' equity increased $1.6 million, or 2.4%, to $67.4 million at June 30, 2018 from $65.9 million at June 30, 2017 primarily due to net income of $2.2 million, which was partially offset by a $344,000 increase in other comprehensive loss, net of tax, and the $249,000 which is the repurchase of shares at $24.85 per share.

Comparison of Operating Results for the Years Ended June 30, 2018 and June 30, 2017

General.  Net income for the year ended June 30, 2018 was $2.2 million or $0.90 per diluted share compared to net income of $2.4 million or $0.97 per diluted share for the year ended June 30, 2017.  The revaluation of Anchor's deferred tax asset due to the Tax Act resulted in a $2.4 million charge to Anchor's income tax expense for the year ended June 30, 2018.

Net Interest Income.  Net interest income before the provision for loan losses increased $1.2 million, or 7.5%, to $18.2 million for the year ended June 30, 2018, from $17.0 million for the year ended June 30, 2017 due primarily to an increase in average loans receivable.  Average loans receivable, net, for the year ended June 30, 2018 increased $26.8 million, or 7.2%, to $396.6 million compared to $369.8 million for the prior year.

Anchor's net interest margin increased seven basis points to 4.26% for the year ended June 30, 2018, from 4.19% for the prior fiscal year.  The improvement in the net interest margin compared to a year ago primarily reflects the increase in the average balance of loans receivable, in particular construction loans.  The average yield on interest-earning assets increased 21 basis points to 5.22% for the year ended June 30, 2018 from 5.01% for the year ended June 30, 2017 reflecting the increase in higher yielding construction loan and the repricing of variable rate loans to higher interest rates. The average cost of interest-bearing liabilities increased 16 basis points to 1.19% during the year ended June 30, 2018 from 1.03% during the year ended June 30, 2017, reflecting the increases in interest rates over the last year. The average cost of total deposits increased 13 basis points to 1.15% for the year ended June 30, 2018 from 1.02% for the prior year. The net interest rate spread increased to 4.02% for the year ended June 30, 2018 as compared to 3.98% for the year ended June 30, 2017.

The following table sets forth the results of changes in balance sheet and in interest rates to net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2018 Compared to June 30, 2017
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Loans receivable, net	$651	$1,420	$2,071
Mortgage-backed securities	4	(91)	(87)
Investment securities, FHLB and cash and cash equivalents	42	(1)	41
Total net change in income on interest-earning assets	697	1,328	2,025
Interest-bearing liabilities:
Savings deposits	(1)	1	—
Interest bearing demand deposits	(1)	2	1
Money market accounts	78	(33)	45
Certificates of deposit	40	592	632
FHLB advances	176	(97)	79
Total net change in expense on interest-bearing liabilities	292	465	757
Net change in net interest income	$405	$863	$1,268

Interest Income. Total interest income for the year ended June 30, 2018 increased $2.0 million, or 10.0%, to $22.3 million, from $20.3 million for the year ended June 30, 2017. The increase during the year was primarily attributable to the increase in the average balance of loans receivable, net. For the year ended June 30, 2018, average loans receivable, net, increased $26.8 million or 7.2% to $396.6 million from $369.8 million for the year ended June 30, 2017. The average yield on loans receivable, net, increased 16 basis points to 5.46% for the year ended June 30, 2018 compared to 5.30% for the prior year. Average mortgage-backed securities declined $4.2 million during the year ended June 30, 2018 compared to the prior year. The average yield on mortgage-backed securities increased one basis point to 2.15% for the year ended June 30, 2018 compared to 2.14% for the prior year.  Average interest-earning assets increased $22.5 million, or 5.5%, to $427.6 million for the year ended June 30, 2018 compared to $405.1 million for 2017.

The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest income for the years ended June 30, 2018 and 2017:
	Year Ended June 30,
	2018		2017		Increase/ (Decrease) in Interest and Dividend Income from 2017
	Average Balance	Yield	Average Balance	Yield
	(Dollars in thousands)
Loans receivable, net	$396,568	5.46%	$369,757	5.30%	$2,071
Mortgage-backed securities	23,529	2.15	27,767	2.14	(87)
Investment securities	160	6.25	170	5.88	—
FHLB stock	2,243	3.79	2,551	2.94	10
Cash and cash equivalents	5,102	1.00	4,869	0.41	31
Total interest-earning assets	$427,602	5.22%	$405,114	5.01%	$2,025

Interest Expense.  Interest expense increased $757,000, or 22.8%, to $4.1 million for the year ended June 30, 2018 from $3.3 million for the year ended June 30, 2017.  The increase was primarily attributable to the increase in the average balance of certificates of deposit, and to a lesser extent, the average cost of FHLB advances. The average balance of certificates of deposits increased $30.3 million or 24.9% and the average cost increased by three basis points to 1.98% as compared to the prior year.   At June 30, 2018, $100.3 million of certificates of deposit with a weighted average rate of 2.04% will mature within one year. The increase in certificates of deposit was the result of Anchor's deposit marketing campaign as well as other deposit gathering activities.  Also contributing to the increase in deposit costs was a $5.5 million or 18.9% increase in the average balance of demand deposits to $34.7 million for the year ended June 30, 2018 compared to $29.2 million for the for the year ended June 30, 2017.

The average cost of FHLB advances increased 42 basis points to 1.51% for the year ended June 30, 2018 compared to 1.09% for the same period of the prior year reflecting recent increases in interest rates. The average balance of FHLB advances decreased $8.9 million, or 17.3% to $42.6 million for the year ended June 30, 2018 compared to $51.5 million for last year.

The average balance of total interest-bearing liabilities increased $19.1 million, or 5.9%, to $341.8 million for the year ended June 30, 2018 from $322.7 million for the year ended June 30, 2017 primarily due to the increase in certificates of deposit which Anchor Bank utilized to fund loan growth.

The following table details average balances, cost of funds and the change in interest expense for the years ended June 30, 2018 and 2017:

	Year Ended June 30,
	2018		2017		Increase/ (Decrease) in Interest Expense from 2017
	Average Balance	Yield	Average Balance	Yield
	(Dollars in thousands)
Savings deposits	$44,556	0.15%	$44,202	0.15%	$—
Interest-bearing demand deposits	34,732	0.04	29,207	0.04	1
Money market accounts	67,951	0.52	76,163	0.40	45
Certificates of deposit	151,965	1.98	121,614	1.95	632
FHLB advances	42,585	1.51	51,497	1.09	79
Total interest-bearing liabilities	$341,789	1.19%	$322,683	1.03%	$757

Provision for Loan Losses.  In connection with the analysis of the loan portfolio, Anchor management determined that a $405,000 provision for loan losses was required for the year ended June 30, 2018 compared to a $310,000 provision for the year ended June 30, 2017, primarily reflecting loan growth. Net loan charge-offs were $141,000 for year ended June 30, 2018 as compared to net loan recoveries of $17,000 for the last fiscal year.  The $252,000 of loans charged off during the fiscal year included $52,000 of direct consumer loans, including credit cards and $200,000 of commercial real estate.  Nonperforming assets were $1.7 million or 0.4% of total assets at June 30, 2018, compared to $4.6 million, or 1.0% of total assets at June 30, 2017.  Total delinquent loans (past due 30 days or more), decreased $2.1 million, or 50.9%, to $2.0 million at June 30, 2018 from $4.1 million at June 30, 2017.  Nonperforming loans decreased to $936,000 at June 30, 2018 from $3.7 million at June 30, 2017.  The ratio of nonperforming loans, consisting solely of nonaccrual loans, to total loans decreased to 0.2% at June 30, 2018 from 1.0% at June 30, 2017.  Classified loans decreased to $936,000 at June 30, 2018 from $3.7 million a year ago. The allowance for loan losses of $4.4 million at June 30, 2018 represented 1.1% of loans receivable and 466.9% of nonperforming loans.  This compares to an allowance for loan losses of $4.1 million at June 30, 2017, representing 1.1% of loans receivable and 110.8% of nonperforming loans.

Anchor management considers the allowance for loan losses at June 30, 2018 to be adequate to cover probable losses inherent in the loan portfolio based on the assessment of the above-mentioned factors affecting the loan portfolio. While management believes the estimates and assumptions used in its determination of the adequacy of the allowance are reasonable, there can be no assurance that such estimates and assumptions will not be proven incorrect in the future, or that the actual amount of future provisions will not exceed the amount of past provisions or that any increased provisions that may be required will not adversely impact Anchor's financial condition and results of operations. In addition, the determination of the amount of allowance for loan losses is subject to review by bank regulators, as part of the routine examination process, which may result in the establishment of additional reserves based upon their judgment of information available to them at the time of their examination.

The following table details activity and information related to the allowance for loan losses for the years ended June 30, 2018 and 2017:
	At or For the Year Ended June 30,
	2018	2017
	(Dollars in thousands)
Provision for loan losses	$405	$310
Net charge-offs (recoveries)	141	(17)
Allowance for loan losses	4,370	4,106
Allowance for losses as a percentage of total loans receivable at the end of this period	1.1%	1.1%
Nonaccrual and 90 days or more past due loans still accruing interest	$936	$3,704
Allowance for loan losses as a percentage of nonperforming loans at the end of the period	466.9%	110.8%
Nonaccrual and 90 days or more past due loans still accruing interest as a percentage of loans receivable at the end of the period	0.2%	1.0%
Total loans	$397,416	$383,306

Anchor continues to restructure its delinquent loans, when appropriate, so borrowers can continue to make payments while minimizing Anchor's potential loss. As of June 30, 2018 and 2017 there were 22 and 26 loans, respectively, with aggregate net principal balances of $3.1million and $4.3 million, respectively, that have been identified as TDRs. At June 30, 2018 and 2017 there were $108,000 and $131,000, respectively, of TDRs included in nonperforming loans.

Noninterest Income.  Noninterest income decreased $221,000, or 5.2%, to $4.0 million for the year ended June 30, 2018 from $4.3 million for the year ended June 30, 2017.  The following table provides a detailed analysis of the changes in the components of noninterest income:

	Year Ended June 30,		Increase (Decrease)
	2018	2017	Amount	Percent
	(Dollars in thousands)
Deposit service fees	$1,098	$1,330	$(232)	(17.4)%
Other deposit fees	777	751	26	3.5
Other loan fees	877	832	45	5.4
Gain on sale of loans	175	183	(8)	(4.4)
Increase in surrender value of life insurance investment	516	515	1	0.2
Other income	600	653	(53)	(8.1)
Total noninterest income	$4,043	$4,264	$(221)	(5.2)%

Noninterest income decreased during the year ended June 30, 2018, primarily due to a $232,000 or 17.4% decrease in deposit service fees as consumers reduced their deposit account overdrafts.

Noninterest Expense.  Noninterest expense decreased $1.8 million, or 10.3%, to $15.7 million for the year ended June 30, 2018 from $17.5 million for the year ended June 30, 2017.  The following table provides an analysis of the changes in the components of noninterest expense:

	At or For the Year Ended June 30,		Increase (Decrease)
	2018	2017	Amount	Percent
	(Dollars in thousands)
Compensation and benefits	$8,698	$9,019	$(321)	(3.6)%
General and administrative expenses	2,239	2,944	(705)	(23.9)
Merger expense	63	406	(343)	(84.5)
Real estate holding cost	157	48	109	227.1
FDIC insurance premium	190	145	45	31.0
Information technology	2,024	2,105	(81)	(3.8)
Occupancy and equipment	1,741	1,889	(148)	(7.8)
Deposit services	394	462	(68)	(14.7)
Marketing	364	564	(200)	(35.5)
Gain on sale of property, premises and equipment	(11)	—	(11)	—
Gain on sale of REO	(148)	(59)	(89)	150.8
Total noninterest expense	$15,711	$17,523	$(1,812)	(10.3)%

Noninterest expense decreased during the year ended June 30, 2018 primarily due to general and administrative expenses decreasing $705,000, or 23.9%, from $2.9 million at June 30, 2017 to $2.2 million for the year ended June 30, 2018.  Unfunded commitment reserve expense declined reflecting the decrease in undisbursed construction loans during the year ended June 30, 2018. Merger expense associated with the then pending merger with Washington Federal, Inc. decreased $343,000, or 84.5% to $63,000 for the year ended June 30, 2018 from $406,000 in the previous year. Compensation and benefits decreased $321,000, or 3.6%, to $8.7 million from $9.0 million. The decrease in compensation and benefits expense was primarily due to a reduction of $545,000 of stock based compensation awarded under the Anchor Bancorp 2015 Equity Plan to $91,000 for the year ended June 30, 2018 from $636,000 in the previous year and a $379,000 decrease reflecting reduced staffing partially offset by $581,000 in retention bonuses paid associated with the then pending Washington Federal merger.  These decreases were partially offset by a $109,000 increase in real estate holding costs to $157,000 for the year ended June 30, 2018 from $48,000 primarily due to a $200,000 charge upon transfer of a commercial real estate property to REO, as discussed above.

Anchor's efficiency ratio, which is the percentage of noninterest expense to net interest income plus noninterest income, was 70.6% for the year ended June 30, 2018 compared to 82.6% for the year ended June 30, 2017. By definition, a lower efficiency ratio would be an indication that Anchor is more efficiently utilizing resources to generate net interest income and other fee income.

Provision for Income Taxes.  Anchor had a $3.9 million provision for income taxes for the year ended June 30, 2018 compared to $1.0 million for the year ended June 30, 2017. The increase in the provision for income taxes was due primarily to a net tax charge of $2.4 million resulting from the revaluation of net deferred tax assets consistent with the Tax Act and the increase in net income before income taxes, leading to the higher effective tax rate in fiscal 2018 as compared to fiscal 2017. The Tax Act reduced the federal corporate income tax rate from a maximum 35% to a flat 21% as of January 1, 2018. Since Anchor has a fiscal year end of June 30, the reduced corporate federal income tax rate for fiscal year 2018 was the result of the application of a blended federal statutory tax rate of 28%, which was based on the applicable federal corporate income tax rates before and after the Tax Act and corresponding number of days in the fiscal year before and after enactment.  Anchor will realize the full impact of the reduced statutory federal corporate income tax rate of 21% in fiscal 2019, which began on July 1, 2018.

Comparison of Financial Condition at June 30, 2017 and June 30, 2016

General. Total assets increased $31.0 million, or 7.2%, to $462.5 million at June 30, 2017 from $431.5 million at June 30, 2016.  The increase in assets was primarily a result of a $30.6 million, or 8.8% increase in loans receivable, net, to $377.9 million at June 30, 2017 from $347.4 million at June 30, 2016. In addition, cash and cash equivalents increased $5.9 million, or 70.6%, to $14.2 million at June 30, 2017 from $8.3 million at June 30, 2016.  Partially offsetting this increase was a $2.5 million or 10.5% decline in securities available-for-sale, comprised almost entirely of mortgage-backed securities, and a $1.3 million, or 21.3% decline in securities held-to-maturity.  The decreases in securities were primarily the result of contractual principal repayments.

For the year ended June 30, 2017, total assets increased $31.0 million. The following table details the increases and decreases in the composition of Anchor's assets from June 30, 2016 to June 30, 2017:
			Increase (Decrease)
	Balance at June 30, 2017	Balance at June 30, 2016	Amount	Percent
	(Dollars in thousands)
Cash and cash equivalents	$14,194	$8,320	$5,874	70.6%
Securities, available-for-sale	21,170	23,665	(2,495)	(10.5)
Securities, held-to-maturity	4,949	6,291	(1,342)	(21.3)
Loans receivable, net of allowance for loan losses	377,908	347,351	30,557	8.8
Real estate owned	867	373	494	132.4

Securities available-for-sale decreased by $2.5 million, or 10.5%, to $21.0 million at June 30, 2017 from $23.6 million at June 30, 2016. Securities held-to-maturity decreased $1.3 million, or 21.3%, to $4.9 million at June 30, 2017 from $6.3 million at June 30, 2016.  The decreases in these portfolios were primarily the result of contractual principal repayments.

Loans receivable, net, increased $30.5 million, or 8.8%, to $377.9 million at June 30, 2017 from $347.4 million at June 30, 2016. Construction loans increased $27.4 million, or 125.5%, to $49.2 million at June 30, 2017 from $21.8 million at June 30, 2016.  There was $61.6 million in undisbursed construction loan commitments at June 30, 2017. Construction loans are primarily for the construction of multi-family and commercial properties and to a lesser extent, loans for the construction of one-to-four family residences.  Multi-family loans increased $6.8 million, or 12.6%, to $60.5 million at June 30, 2017 from $53.7 million at June 30, 2016.  Commercial real estate loans increased $6.0 million, or 4.0%, to $155.5 million at June 30, 2017 from $149.5 million at June 30, 2016.  Land loans increased $1.2 million, or 17.8%, to $8.0 million at June 30, 2017 from $6.8 million at June 30, 2016.  One-to-four family loans decreased $1.5 million, or 2.4%, to $59.7 million at June 30, 2017 from $61.2 million at June 30, 2016.   Consumer loans decreased $3.4 million, or 15.2%, to $18.7 million at June 30, 2017 from $22.1 million at June 30, 2016.  Commercial business loans decreased $5.2 million, or 14.2%, to $31.6 million at June 30, 2017 from $36.8 million at June 30, 2016.

Real estate owned, net increased $494,000, or 132.4%, to $867,000 at June 30, 2017 from $373,000 at June 30, 2016. The $494,000 increase was a result of the transfer of loans to REO totaling $945,000 partially offset by REO sales of $510,000.

Liabilities. Total liabilities increased $28.4 million, or 7.7%, to $396.7 million at June 30, 2017 compared to $368.3 million at June 30, 2016 primarily as the result of an increase in deposits of $44.3 million, or 14.7%, to $345.2 million, partially offset by the repayment of $16.5 million of FHLB advances during the year ended June 30, 2017.  The increase in deposit accounts was primarily a result of Anchor Bank's deposit marketing campaign, as well as other deposit gathering activities.  Anchor Bank has also increased commercial lending which has increased the level of larger deposit customers.

Deposits.  Total deposits increased $44.3 million, or 14.7%, to $345.2 million at June 30, 2017 from $300.9 million at June 30, 2016 primarily due to a $26.1 million increase in certificates of deposit and a $13.9 million increase in money market accounts.  Partially offsetting this increase, savings deposits decreased $1.5 million, or 3.4%, to $43.5 million at June 30, 2017 from $45.0 million at June 30, 2016.  Core deposits, which consist of all deposits other than certificates of deposit, increased by $18.2 million, or 10.0%, to $200.7 million at June 30, 2017 from $182.5 million at June 30, 2016.

The following table details the changes in deposit accounts at the dates indicated.

			Increase (Decrease)
	Balance at June 30, 2017	Balance at June 30, 2016	Amount	Percent
	(Dollars in thousands)
Noninterest-bearing demand deposits	$52,606	$50,781	$1,825	3.6%
Interest-bearing demand deposits	31,464	27,419	4,045	14.8
Money market accounts	73,154	59,270	13,884	23.4
Savings deposits	43,454	44,986	(1,532)	(3.4)
Certificates of deposit	144,509	118,438	26,071	22.0
Total deposit accounts	$345,187	$300,894	$44,293	14.7%
Borrowings. FHLB advances decreased $16.5 million, or 26.6%, to $45.5 million at June 30, 2017 from $62.0 million at June 30, 2016, due to the $16.5 million repayment.

Stockholders' Equity.  Total stockholders' equity increased $2.7 million, or 4.2%, to $65.9 million at June 30, 2017 from $63.2 million at June 30, 2016 primarily due to net income of $2.4 million.

Comparison of Operating Results for the Years Ended June 30, 2017 and June 30, 2016

General. Net income for the year ended June 30, 2017 was $2.4 million or $0.97 per diluted share compared to net income of $495,000 or $0.20 per diluted share for the year ended June 30, 2016.

Net Interest Income.  Net interest income before the provision for loan losses increased $2.3 million, or 15.4%, to $17.0 million for the year ended June 30, 2017, from $14.7 million for the year ended June 30, 2016 due primarily to an increase in average loans receivable.

The net interest margin increased seven basis points to 4.19% for the year ended June 30, 2017, from 4.12% for the prior fiscal year.  The improvement in net interest margin compared to a year ago primarily reflects the increase in the average balance of loans receivable, in particular construction loans.  The average yield on interest-earning assets increased 10 basis points to 5.01% for the year ended June 30, 2017 from 4.91% for the year ended June 30, 2016. The average cost of interest-bearing liabilities increased two basis points to 1.03% during the year ended June 30, 2017 from 1.01% during the year ended June 30, 2016, reflecting the low interest rate environment that persisted throughout the year. The average cost of certificates of deposit remained virtually unchanged at 1.95%, during the year ended June 30, 2017 compared to 1.96% for the same period of the prior year.  At June 30, 2017, $42.0 million of certificates of deposit with a weighted average rate of 1.89% will mature within one year. The net interest rate spread increased to 3.98% for the year ended June 30, 2017 as compared to 3.91% for the year ended June 30, 2016.

The following table sets forth the results of changes in Anchor's balance sheet and in interest rates to net interest income. The rate column shows the effects attributable to changes in rate (changes in rate multiplied by prior volume). The volume column shows the effects attributable to changes in volume (changes in volume multiplied by prior rate). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2017 Compared to June 30, 2016
	Increase (Decrease) Due to
	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Loans receivable, net	$(386)	$3,187	$2,801
Mortgage-backed securities	26	(108)	(82)
Investment securities, FHLB and cash and cash equivalents	65	(29)	36
Total net change in income on interest-earning assets	(295)	3,050	2,755
Interest-bearing liabilities:
Savings deposits	—	—	—
Interest bearing demand deposits	1	1	2
Money market accounts	176	24	200
Certificates of deposit	(13)	(18)	(31)
FHLB advances	78	242	320
Total net change in expense on interest-bearing liabilities	242	249	491
Net change in net interest income	$(537)	$2,801	$2,264

Interest Income. Total interest income for the year ended June 30, 2017 increased $2.8 million, or 15.7%, to $20.3 million, from $17.5 million for the year ended June 30, 2016. The increase during the year was primarily attributable to the increase in the average balance of loans receivable, net. For the year ended June 30, 2017, average loans receivable, net, increased $59.0 million or 19.0% to $369.7 million from $310.7 million for the year ended June 30, 2016. The average yield on loans receivable, net, decreased ten basis points to 5.30% for the year ended June 30, 2017 compared to 5.40% for the prior year as higher yielding loans continue to be repaid and new loan originations are at lower rates.  Average mortgage-backed securities declined $5.3 million during the year ended June 30, 2017 compared to the prior year. The average yield on mortgage-backed securities increased nine basis points to 2.14% for the year ended June 30, 2017 compared to 2.05% for the prior year.  Average interest-earning assets increased $48.3 million, or 13.5%, to $405.1 million for the year ended June 30, 2017 compared to $356.8 million for 2016.

The following table compares detailed average earning asset balances, associated yields, and resulting changes in interest income for the years ended June 30, 2017 and 2016:

	Year Ended June 30,
	2017		2016		Increase/ (Decrease) in Interest Income from 2016
	Average Balance	Yield	Average Balance	Yield
	(Dollars in thousands)
Loans receivable, net	$369,757	5.30%	$310,740	5.40%	$2,801
Mortgage-backed securities	27,767	2.14	33,035	2.05%	(82)
Investment securities	170	5.88	318	5.35%	(7)
FHLB stock	2,551	2.94	1,491	1.48%	53
Cash and cash equivalents	4,869	0.41	11,210	0.27%	(10)
Total interest-earning assets	$405,114	5.01%	$356,794	4.91%	$2,755

Interest Expense. Interest expense increased $491,000, or 17.3%, to $3.3 million for the year ended June 30, 2017 from $2.8 million for the year ended June 30, 2016.  The increase was primarily attributable to the increase in the average cost of money market deposits and the increase in the average balance of FHLB advances. The average balance of money market accounts increased $14.2 million or 22.9% and the average cost increased by 23 basis points to 0.40% as compared to the same period in the prior year.  The increase in money market accounts was the result of Anchor Bank's deposit marketing campaign as well as other deposit gathering activities.  The average cost of FHLB advances increased 15 basis points to 1.09% for the year ended June 30, 2017 compared to 0.94% for the prior year reflecting recent increases in interest rates. The average balance of FHLB advances increased $25.7 million, or 99.5% to $51.5 million for the year ended June 30, 2017 compared to $25.8 million for last year. The average balance of certificates of deposit declined $914,000, or 0.75%, to $121.6 million for the year ended June 30, 2017 compared to $122.5 million for the for the year ended June 30, 2016. The average cost of certificates of deposit remained virtually unchanged at 1.95% for the year ended June 30, 2017 compared to 1.96% for the year ended June 30, 2016.

The average balance of total interest-bearing liabilities increased $41.4 million, or 14.7%, to $322.7 million for the year ended June 30, 2017 from $281.3 million for the year ended June 30, 2016 primarily as a result of the increase in the average balance of FHLB advances.

The following table details average balances, cost of funds and the change in interest expense for the years ended June 30, 2017 and 2016:

	Year Ended June 30,
	2017		2016		Increase/ (Decrease) in Interest Expense from 2016
	Average Balance	Yield	Average Balance	Yield
	(Dollars in thousands)
Savings deposits	$44,202	0.15%	$44,160	0.15%	$—
Interest-bearing demand deposits	29,207	0.04	26,844	0.04	2
Money market accounts	76,163	0.40	61,949	0.17	200
Certificates of deposit	121,614	1.95	122,528	1.96	(31)
FHLB advances	51,497	1.09	25,816	0.94	320
Total interest-bearing liabilities	$322,683	1.03%	$281,297	1.01%	$491

Provision for Loan Losses.  In connection with the analysis of the loan portfolio, Anchor's management determined that a $310,000 provision for loan losses was required for the year ended June 30, 2017 compared to a $340,000 provision for the year ended June 30, 2016. Loans charge-offs decreased to $324,000 for year ended June 30, 2017 as compared to $957,000 for the last fiscal year.  The $324,000 of loans charged off during the fiscal year included $134,000 of direct consumer loans, including credit cards, $110,000 of commercial real estate, $59,000 of home equity loans, and $21,000 of one-to-four family mortgage loans. Nonperforming assets were $4.6 million or 1.0% of total assets at June 30, 2017, compared to $2.4 million, or 0.6% of total assets at June 30, 2016.  Total delinquent loans (past due 30 days or more), increased $781,000, or 23.8%, to $4.1 million at June 30, 2017 from $3.3 million at June 30, 2016. The increase was primarily due to a $2.0 million commercial real estate loan becoming delinquent during this quarter although at June 30, 2017 the loan was still accruing interest. Nonperforming loans increased to $3.7 million at June 30, 2017 from $2.0 million at June 30, 2016.  The ratio of nonperforming loans, consisting solely of nonaccrual loans, to total loans increased to 1.0% at June 30, 2017 from 0.6% at June 30, 2016.  Classified loans increased to $3.7 million at June 30, 2017 from $2.8 million a year ago. The allowance for loan losses of $4.1 million at June 30, 2017 represented 1.1% of loans receivable and 110.8% of nonperforming loans.  This compares to an allowance for loan losses of $3.8 million at June 30, 2016, representing 1.1% of loans receivable and 191.6% of nonperforming loans.

The following table details activity and information related to the allowance for loan losses for the year ended June 30, 2017 and 2016:
	At or For the Year Ended June 30,
	2017	2016
	(Dollars in thousands)
Provision for loan losses	$310	$340
Net (recoveries) charge-offs	(17)	282
Allowance for loan losses	4,106	3,779
Allowance for losses as a percentage of total loans receivable at the end of the period	1.1%	1.1%
Nonaccrual and 90 days or more past due loans still accruing interest	$3,704	$1,972
Allowance for loan losses as a percentage of nonperforming loans at the end of the period	110.8%	191.6%
Nonaccrual and 90 days or more past due loans still accruing interest as a percentage of loans receivable at the end of the period	1.0%	0.6%
Total loans	$383,306	$352,077

Anchor Bank continues to restructure its delinquent loans, when appropriate, so borrowers can continue to make payments while minimizing Anchor's potential loss. As of June 30, 2017 and June 30, 2016 there were 26 and 37 loans, respectively, with aggregate net principal balances of $4.3 million and $8.8 million, respectively, that Anchor Bank has identified as TDRs. At June 30, 2017 and June 30, 2016 there were $131,000 and $884,000, respectively, of TDRs included in nonperforming loans.

Noninterest Income. Noninterest income increased $59,000, or 1.4%, to $4.3 million for the year ended June 30, 2017 from $4.2 million for the year ended June 30, 2016.  The following table provides a detailed analysis of the changes in the components of noninterest income:
	Year Ended June 30,		Increase (Decrease)
	2017	2016	Amount	Percent
	(Dollars in thousands)
Deposit services fees	$1,330	$1,347	$(17)	(1.3)%
Other deposit fees	751	721	30	4.2
Other loan fees	832	707	125	17.7
Gain on sale of loans	183	158	25	15.8
Increase in surrender value of life insurance investment	515	540	(25)	(4.6)
Other income	653	732	(79)	(10.8)
Total noninterest income	$4,264	$4,205	$59	1.4%

Noninterest income increased during the year ended June 30, 2017, primarily due to a $125,000 or 17.7% increase in other loan fees income during fiscal 2017 reflecting increased loan production during the year.

Noninterest Expense.  Noninterest expense decreased $502,000, or 2.8%, to $17.5 million for the year ended June 30, 2017 from $18.0 million for the year ended June 30, 2016.  The following table provides an analysis of the changes in the components of noninterest expense:

	At or For the Year Ended June 30,		Increase (Decrease)
	2017	2016	Amount	Percent
	(Dollars in thousands)
Compensation and benefits	$9,019	$9,708	$(689)	(7.1)%
General and administrative expenses	2,944	3,175	(231)	(7.3)
Merger expense	406	—	406	100.0
Real estate holding costs	48	146	(98)	(67.1)
FDIC insurance premium	145	264	(119)	(45.1)
Information technology	2,105	1,760	345	19.6
Occupancy and equipment	1,889	1,875	14	0.7
Deposit services	462	477	(15)	(3.1)
Marketing	564	674	(110)	(16.3)
Loss on sale of property, premises and equipment	—	4	(4)	(100.0)
Gain on sale of REO	(59)	(58)	(1)	1.7
Total noninterest expense	$17,523	$18,025	$(502)	2.8%

Noninterest expense decreased during the year ended June 30, 2017 primarily due to compensation and benefits decreasing $689,000, or 7.1%, from $9.7 million at June 30, 2016 to $9.0 million for the year ended June 30, 2017.  The decrease in compensation and benefits expense was primarily due to a reduction of $1.2 million of stock based compensation awarded under the Plan to $636,000 for the year ended June 30, 2017 from $1.8 million in the previous year.  General and administrative costs decreased $231,000, or 7.3% from $3.2 million to $2.9 million for the year ended June 30, 2017 primarily due to cost savings associated with the new credit card core system.   Partially offsetting the decrease in compensation and benefits was an increase of $315,000 for employee loan commissions to $505,000 for the year ended June 30, 2017 from $190,000 in the previous year resulting from increased loan production. These decreases were partially offset by a $345,000 increase in information technology expense to $2.1 million for the year ended June 30, 2017 from $1.8 million for the previous year primarily due to increased core processing costs and a software termination cost of $44,000.  Merger expenses were $406,000 which are primarily due to legal and professional fees associated with the then pending merger with Washington Federal, Inc.

The efficiency ratio, which is the percentage of noninterest expense to net interest income plus noninterest income, was 82.6% for the year ended June 30, 2017 compared to 95.4% for the year ended June 30, 2016. By definition, a lower efficiency ratio would be an indication that Anchor is more efficiently utilizing resources to generate net interest income and other fee income.

Provision (benefit) for Income Taxes. Anchor had a $1.0 million provision for income taxes for the year ended June 30, 2017 generally due to an increase in income before provision for income taxes of $2.9 million compared to a $39,000 provision for income taxes for the year ended June 30, 2016.  The effective tax rates were 30.6% and 7.2% for the years ended June 30, 2017 and 2016, respectively.  The increase in the effective tax rate is a reflection of the level of tax exempt income, life insurance income, and other tax permanent differences relative to the amount of pretax income.

Average Balances, Interest and Average Yields/Cost

The following table sets forth for the periods indicated, information regarding average balances of assets and liabilities as well as the total dollar amounts of interest income from average interest-earning assets and interest expense on average interest-bearing liabilities, resultant yields, interest rate spread, net interest margin, and the ratio of average interest-earning assets to average interest-bearing liabilities. Average balances have been calculated using the average of weekly interest-earning assets and interest-bearing liabilities.  Noninterest-earning assets and noninterest-bearing liabilities have been computed on a monthly basis.

	Year Ended June 30,
	2018			2017			2016
	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost	Average Balance (1)	Interest and Dividends	Yield/ Cost
				(Dollars in thousands)
Interest-earning assets:
Loans receivable, net (1)	$396,568	$21,651	5.46%	$369,757	$19,580	5.30%	$310,740	$16,779	5.40%
Mortgage-backed securities	23,529	507	2.15	27,767	594	2.14	33,035	676	2.05
Investment securities	160	10	6.25	170	10	5.88	318	17	5.35
FHLB stock	2,243	85	3.79	2,551	75	2.94	1,491	22	1.48
Cash and cash equivalents	5,102	51	1.00	4,869	20	0.41	11,210	30	0.27
Total interest-earning assets	427,602	22,304	5.22	405,114	20,279	5.01	356,794	17,524	4.91
Noninterest earning assets	32,819			31,417			31,849
Total average assets	$460,421			$436,531			$388,643
Interest-bearing liabilities:
Savings deposits	44,556	67	0.15	44,202	67	0.15	44,160	67	0.15
Interest-bearing demand deposits	34,732	14	0.04	29,207	13	0.04	26,844	11	0.04
Money market accounts	67,951	350	0.52	76,163	305	0.40	61,949	105	0.17
Certificates of deposit	151,965	3,005	1.98	121,614	2,373	1.95	122,528	2,404	1.96
Total deposits	299,204	3,436	1.15	271,186	2,758	1.02	255,481	2,587	1.01
FHLB advances	42,585	642	1.51	51,497	563	1.09	25,816	243	0.94
Total interest-bearing liabilities	341,789	4,078	1.19	322,683	3,321	1.03	281,297	2,830	1.01
Noninterest-bearing liabilities	58,295			55,088			50,007
Total average liabilities	400,084			377,771			331,304
Average equity	60,337			58,760			57,339
Total liabilities and equity	$460,421			$436,531			$388,643
Net interest income			$18,226			$16,958			$14,694
Interest rate spread			4.02%			3.98%			3.91%
Net interest margin			4.26%			4.19%			4.12%
Ratio of average interest- earning assets to average interest-bearing liabilities			125.1%			125.5%			126.8%
___________________
(1)   Average loans receivable includes nonperforming loans and does not include net deferred loan fees.

Yields Earned and Rates Paid

The following table sets forth (on a consolidated basis) for the periods and at the dates indicated, the weighted average yields earned on assets, the weighted average interest rates paid on liabilities, together with the net yield on interest-earning assets.

	At June 30, 2018	Year Ended June 30,
		2018	2017	2016
Weighted average yield on:
Loans receivable, net	5.36%	5.46%	5.30%	5.40%
Mortgage-backed securities	2.81	2.15	2.14	2.05
Investment securities	5.64	6.25	5.88	5.35
FHLB stock	4.17	3.79	2.94	1.48
Cash and cash equivalents	0.36	1.00	0.41	0.27
Total interest-earning assets	5.10	5.22	5.01	4.91
Weighted average rate paid on:
Savings accounts	0.15	0.15	0.15	0.15
Interest-bearing demand deposits	0.06	0.04	0.04	0.04
Money market accounts	0.59	0.52	0.40	0.17
Certificates of deposit	1.98	1.98	1.95	1.96
Total average deposits	1.22	1.15	1.02	1.01
FHLB advances	1.63	1.51	1.09	0.94
Total interest-bearing liabilities	1.08	1.19	1.03	1.01

Interest rate spread (spread between weighted average rate on all interest-earning assets and all interest-bearing liabilities)	4.02	4.02	3.98	3.91

Net interest margin (net interest income (expense) as a percentage of average interest-earning assets)	N/A	4.26	4.19	4.12

Rate/Volume Analysis

The following table sets forth the effects of changing rates and volumes on net interest income. Information is provided with respect to: (1) effects on interest income attributable to changes in volume (changes in volume multiplied by prior rate); and (2) effects on interest income attributable to changes in rate (changes in rate multiplied by prior volume). Changes attributable to both rate and volume, which cannot be segregated, are allocated proportionately to the changes in rate and volume.

	Year Ended June 30, 2018 Compared to June 30, 2017 Increase (Decrease) Due to			Year Ended June 30, 2017 Compared to June 30, 2016 Increase (Decrease) Due to
	Rate	Volume	Total	Rate	Volume	Total
	(In thousands)
Interest-earning assets:
Loans receivable, net	$651	$1,420	$2,071	$(386)	$3,187	$2,801
Mortgage-backed securities	4	(91)	(87)	26	(108)	(82)
Investment securities, FHLB stock and cash and cash equivalents	42	(1)	41	65	(29)	36
Total net change in income on interest-earning assets	$697	$1,328	$2,025	$(295)	$3,050	$2,755
Interest-bearing liabilities:
Savings accounts	$(1)	$1	$—	$—	$—	$—
Interest-bearing demand deposits	(1)	2	1	1	1	2
Money market accounts	78	(33)	45	176	24	200
Certificates of deposit	40	592	632	(13)	(18)	(31)
FHLB advances	176	(97)	79	78	242	320
Total net change in expense on interest-bearing liabilities	$292	$465	$757	$242	$249	$491
Net change in net interest income	$405	$863	$1,268	$(537)	$2,801	$2,264

Asset and Liability Management and Market Risk

General.  Anchor's board of directors has established an asset and liability management policy to guide management in maximizing net interest rate spread by managing the differences in terms between interest-earning assets and interest-bearing liabilities while maintaining acceptable levels of liquidity, capital adequacy, interest rate sensitivity, changes in net interest income, credit risk and profitability. The policy includes the use of an Asset Liability Management Committee whose members include certain members of senior management. The Committee's purpose is to communicate, coordinate and manage asset/liability positions consistent with the business plan and board-approved policies. The Asset Liability Management Committee meets monthly to review various areas including:

▪	economic conditions;
▪	interest rate outlook;
▪	asset/liability mix;
▪	interest rate risk sensitivity;
▪	change in net interest income;
▪	current market opportunities to promote specific products;
▪	historical financial results;
▪	projected financial results; and
▪	capital position.

    The Committee also reviews current and projected liquidity needs monthly. As part of its procedures, the Asset Liability Management Committee regularly reviews interest rate risk by forecasting the impact of alternative interest rate environments on net interest income and market value of portfolio equity, which is defined as the net present value of an institution's existing assets, liabilities and off-balance sheet instruments, and evaluating such impacts against the maximum potential change in market value of portfolio equity that is authorized by the board of directors.

Anchor's Risk When Interest Rates Change.  The rates of interest Anchor earns on assets and pay on liabilities generally are established contractually for a period of time. Market interest rates change over time. Anchor Bank's loans generally have longer maturities than its deposits. Accordingly, Anchor's results of operations, like those of other financial institutions, are impacted by changes in interest rates and the interest rate sensitivity of assets and liabilities. The risk associated with changes in interest rates and the ability to adapt to these changes is known as interest rate risk and is the most significant market risk.

In recent years, Anchor has primarily utilized the following strategies in efforts to manage interest rate risk:

▪	increased originations of shorter term loans and particularly, home equity loans (limited recent originations) and commercial business loans;
▪	structured certain borrowings with maturities that match fund its loan portfolios; and
▪	sold fixed rate single family loans to generate noninterest income as well as managing interest rate risk.

How Anchor Measures the Risk of Interest Rate Changes.  Anchor measures interest rate sensitivity on a quarterly basis utilizing an internal model. Management uses various assumptions to evaluate the sensitivity of operations to changes in interest rates. Although management believes these assumptions are reasonable, the interest rate sensitivity of assets and liabilities on net interest income and the market value of portfolio equity could vary substantially if different assumptions were used or actual experience differs from such assumptions. The assumptions Anchor uses are based upon proprietary and market data and reflect historical results and current market conditions. These assumptions relate to interest rates, prepayments, deposit decay rates and the market value of certain assets under the various interest rate scenarios. An independent service was used to provide market rates of interest and certain interest rate assumptions to determine prepayments and maturities of loans, investments and borrowings and decay rates on deposits. Time deposits are modeled to reprice to market rates upon their stated maturities. Anchor assumed that non-maturity deposits can be maintained with rate adjustments not directly proportionate to the change in market interest rates.

In the past, Anchor has demonstrated that the tiering structure of deposit accounts during changing rate environments results in relatively low volatility and less than market rate changes in interest expense for deposits. Deposit accounts are tiered by balance and rate, whereby higher balances within an account earn higher rates of interest. Therefore, deposits that are not very rate sensitive (generally, lower balance tiers) are separated from deposits that are rate sensitive (generally, higher balance tiers).

Anchor has generally found that a number of deposit accounts are less rate sensitive than others.  Thus, when interest rates increase, the interest rates paid on these deposit accounts do not require a proportionate increase in order to retain them.  These assumptions are based upon an analysis of customer base, competitive factors and historical experience. The following table shows the change in Anchor's net portfolio value at June 30, 2018 that would occur upon an immediate change in interest rates based on assumptions, but without giving effect to any steps that Anchor might take to counteract that change. The net portfolio value is calculated based upon the present value of the discounted cash flows from assets and liabilities. The difference between the present value of assets and liabilities is the net portfolio value and represents the market value of equity for the given interest rate scenario. Net portfolio value is useful for determining, on a market value basis, how much equity changes in response to various interest rate scenarios. Large changes in net portfolio value reflect increased interest rate sensitivity and generally more volatile earnings streams.  The current targeted federal funds rate is a range of 1.75% to 2.00% making an immediate change of -200 and -300 basis points improbable.

	Net Portfolio Value			Net Portfolio as % of Portfolio Value of Assets
Basis Point Change in Rates	Amount	$ Change (1)	% Change	NPV Ratio (2)	% Change (3)	Market Value of Assets (4)
	(Dollars in thousands)
300	$63,149	$(1,836)	(2.83)%	14.58%	0.29%	$433,175
200	64,118	(867)	(1.33)	14.56	0.27	440,433
100	64,796	(189)	(0.29)	14.47	0.18	447,696
Base	64,985	—	—	14.29	—	454,787
(100)	64,150	(835)	(1.28)	13.90	(0.39)	461,557
__________
(1)	Represents the decrease in the estimated net portfolio value at the indicated change in interest rates compared to the net portfolio value assuming no change in interest rates.
(2)	Calculated as the net portfolio value divided by the market value of assets ("net portfolio value ratio").
(3)
Calculated as the increase (decrease) in the net portfolio value ratio assuming the indicated change in interest rates over the estimated net portfolio value ratio assuming no change in interest rates.

(4)
Calculated based on the present value of the discounted cash flows from assets.  The market value of assets represents the value of assets under the various interest rate scenarios and reflects the sensitivity of those assets to interest rate changes.

The following table illustrates the change in net interest income that would occur in the event of an immediate change in interest rates at June 30, 2018, but without giving effect to any steps that might be taken to counter the effect of that change in interest rates.

Basis Point	Net Interest Income
Change in Rates	Amount	$ Change (1)	% Change
	(Dollars in thousands)
300	$22,844	$1,900	9.1%
200	22,210	1,266	6.0
100	21,551	607	2.9
Base	20,944	—	—
(100)	19,790	(1,154)	(5.5)

(1)	Represents the increase (decrease) of the estimated net interest income at the indicated change in interest rates compared to net interest income assuming no change in interest rates.

Anchor uses certain assumptions in assessing interest rate risk. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates and the market values of certain assets under differing interest rate scenarios, among others.

As with any method of measuring interest rate risk, shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in the market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features that restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the table.

The following table presents Anchor's interest sensitivity gap between interest-earning assets and interest-bearing liabilities at June 30, 2018.  These amounts are based on daily averages.

	Within Six Months	Over Six Months to One Year	Over 1 - 3 Years	Over 3 - 5 Years	Over 5 - 10 Years	Over 10 Years	Total
	(Dollars in thousands)
Interest-earning assets:
Loans	$160,425	$47,238	$117,868	$48,609	$14,911	$7,826	$396,877
Investments and other interest bearing deposits	1,451	1,416	5,198	4,406	6,415	2,388	21,274
Life insurance investment, net	20,546	—	—	—	—	—	20,546
Total rate sensitive assets	182,422	48,654	123,066	53,015	21,326	10,214	438,697
Interest-bearing liabilities:
Deposits	224,693	15,528	50,918	39,146	31,927	—	362,212
Borrowings	—	7,500	29,500	—	—	—	37,000
Total rate sensitive liabilities	224,693	23,028	80,418	39,146	31,927	—	399,212

Excess (deficiency) of interest sensitivity assets over interest sensitivity liabilities	(42,271)	25,626	42,648	13,869	(10,601)	10,214	39,485
Cumulative (deficiency) excess of interest sensitivity assets	(42,271)	(16,645)	26,003	39,872	29,271	39,485	—
Cumulative gap as a % of earning assets	(9.64)%	(3.79)%	5.93%	9.09%	6.67%	9.00%	—

Anchor Bank currently runs an internal model to simulate interest rate risk; the model in use is a Fiserv model which calculates interest-earning assets and liabilities using a monthly average.

Liquidity

Anchor is required to have enough cash flow in order to maintain sufficient liquidity to ensure a safe and sound operation. Historically, Anchor has maintained cash flow above the minimum level believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. On a monthly basis, Anchor reviews and updates cash flow projections to ensure that adequate liquidity is maintained.

Anchor's primary sources of funds are from customer deposits, loan repayments, loan sales, investment payments, maturing securities and advances from the FHLB of Des Moines. These funds, together with retained earnings and equity, are used to make loans, acquire securities and other assets, and fund continuing operations. While maturities and the scheduled amortization of loans are a predictable source of funds, deposit flows and mortgage prepayments are greatly influenced by the level of interest rates, economic conditions and competition.

Anchor believes that current liquidity position is sufficient to fund all existing commitments.  At June 30, 2018, the total approved loan origination commitments outstanding amounted to $4.5 million and undisbursed construction loan commitments totaled $28.6 million.  At the same date, unused lines of credit were $46.5 million.  At June 30, 2018, cash and cash equivalents was $17.6 million and securities available for sale totaled $17.7 million.  Anchor Bank also maintains advance lines of credit with FHLB Des Moines, Pacific Coast Bankers Bank and the Federal Reserve totaling $124.9 million.

For purposes of determining the liquidity position, Anchor uses the liquidity ratio, a regulatory measure of liquidity calculated as the total of net cash, short-term, and marketable assets divided by net deposits and short-term liabilities.  Its board of directors has established a liquidity ratio target of 10%.  During the year ended June 30, 2018, Anchor's average liquidity ratio was 7.07%, which indicates Anchor was below the liquidity standard set by its board of directors.  The liquidity ratio was 8.75% at June 30, 2018.  Anchor management believes Anchor Bank's current liquidity position is adequate to meet foreseeable short and long term liquidity requirements.

Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or mortgage-backed securities. On a longer-term basis, Anchor maintains a strategy of investing in various lending products. Anchor uses its sources of funds primarily to meet ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain a portfolio of mortgage-backed securities and investment securities.

Anchor uses sources of funds primarily to meet ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain a portfolio of mortgage-backed securities and other securities.

Certificates of deposit scheduled to mature in one year or less at June 30, 2018 totaled $100.3 million.  Anchor Bank had one brokered deposit for $5.0 million at June 30, 2018.  Anchor management's policy is to generally maintain deposit rates at levels that are competitive with other local financial institutions. Recently Anchor Bank has targeted certain deposit rates at a lower level as part of efforts to reduce higher costing certificates of deposits as part of the overall capital and liquidity strategy.  Based on historical experience, Anchor Bank believes that a significant portion of maturing deposits will remain with Anchor Bank. In addition, Anchor Bank had the ability at June 30, 2018 to borrow an additional $124.9 million from the FHLB of Des Moines. Anchor Bank also has a line of credit with the Federal Reserve Bank of San Francisco for $1.2 million which is collateralized with securities and a line of credit for $5.0 million with Pacific Coast Bankers Bank.

Anchor measures liquidity based on its ability to fund assets and to meet liability obligations when they come due. Liquidity (and funding) risk occurs when funds cannot be raised at reasonable prices, or in a reasonable time frame, to meet normal or unanticipated obligations. Anchor regularly monitor the mix between its assets and liabilities to manage effectively liquidity and funding requirements.

Anchor's primary source of funds is deposits. When deposits are not available to provide the funds for assets, Anchor uses alternative funding sources. These sources include, but are not limited to: cash management from the FHLB of Des Moines, wholesale funding, brokered deposits, federal funds purchased and dealer repurchase agreements, as well as other short-term alternatives. Alternatively, may also liquidate assets to meet funding needs.  On a monthly basis, estimates liquidity sources and needs for the coming three-month, six-month, and one-year time periods. Also, Anchor determines funding concentrations and need for sources of funds other than deposits. This information is used by Anchor's Asset Liability Management Committee in forecasting funding needs and investing opportunities.

Anchor is a separate legal entity from Anchor Bank and provides for its own liquidity to pay its operating expenses and other financial obligations. Anchor's primary sources of income are dividends from Anchor Bank, ESOP loan payments and ESOP loan interest income. During the year ended June 30, 2018, Anchor Bank paid a $1.0 million dividend to Anchor. The payment is being used for the Anchor's general corporate purposes, including supporting the Anchor's ongoing operations.  At June 30, 2018, Anchor (on an unconsolidated basis) had liquid assets of $3.2 million.

Contractual Obligations

Through the normal course of operations, Anchor has entered into certain contractual obligations. Anchor obligations generally relate to funding of operations through deposits and borrowings as well as leases for premises. Lease terms generally cover a five-year period, with options to extend, and are non-cancelable.

At June 30, 2018, scheduled maturities of contractual obligations were as follows:
	Within 1 Year	After 1 Year Through 3 Years	After 3 Years Through 5 Years	Beyond 5 Years	Total Balance
	(In thousands)
Certificates of deposit	$100,348	$48,379	$16,749	$—	$165,476
FHLB advances	7,500	29,500	—	—	37,000
Operating leases	84	36	—	—	120
Other long-term liabilities (1)	166	297	358	2,021	2,842
Total contractual obligations	$108,098	$78,212	$17,107	$2,021	$205,438

(1)  Maximum payments related to employee benefit plan, assuming all future vesting conditions are met.  Additional information about the employee benefit plan is provided in Note 11 of the Notes to Consolidated Financial Statements included in, "Anchor Financial Statements and Supplementary Data" of this proxy statement/prospectus.

Commitments and Off-Balance Sheet Arrangements

Anchor Bank is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments generally include commitments to originate mortgage, commercial and consumer loans, and involve to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet. Anchor Bank's maximum exposure to credit loss in the event of nonperformance by the borrower is represented by the contractual amount of those instruments. Because some commitments may expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Anchor Bank uses the same credit policies in making commitments as it does for on-balance sheet instruments. Collateral is not required to support commitments.

Undisbursed balances of loans closed include funds not disbursed but committed for construction projects. Unused lines of credit include funds not disbursed, but committed to, home equity, commercial and consumer lines of credit.

The following table summarizes Anchor's commitments and contingent liabilities with off-balance sheet risks as of June 30, 2018:
	Amount of Commitment Expiration - Per Period
	Total Amounts Committed (2)	Due in One Year
	(In thousands)
Commitments to originate loans (1)	$4,491	$4,491
Undisbursed portion of construction loans	28,607	28,607
Total loan commitments	$33,098	$33,098

Line of Credit
Fixed rate (3)	$12,817	$3,949
Adjustable rate	33,706	15,582
Undisbursed balance of loans closed	$46,523	$19,531

(1)  Interest rates on fixed rate loans range from 4.25% to 17.99%.
(2) At June 30, 2018 there was $195 in reserves for unfunded commitments.
(3)  Includes standby letters of credit.

Capital

Consistent with the goal to operate a sound and profitable financial organization, Anchor Bank actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards.  Anchor Bank's total regulatory capital was $67.3 million at June 30, 2018, or 14.3%, of total assets on that date.  As of June 30, 2018, Anchor Bank exceeded all regulatory capital requirements to be considered well capitalized as of that date. Anchor Bank's regulatory capital ratios at June 30, 2018 were as follows: Tier 1 capital 13.5%; common equity Tier 1 capital ("CET1")15.5%, Tier 1 (core) risk-based capital 15.5%; and total risk-based capital 16.6%. The regulatory capital requirements to be considered well capitalized are 5%, 6.5%, 8% and 10%, respectively.  Anchor exceeded all regulatory capital requirements with Tier 1 Leverage Capital, CET1, Tier 1 Risk-Based Capital and Total Risk-Based Capital ratios of 14.4%, 16.6%, 16.6%, and 17.7%, respectively, as of June 30, 2018.

Impact of Inflation

The consolidated financial statements and related financial data presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles generally require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature. The primary impact of inflation is reflected in the increased cost of operations. As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services. In a period of rapidly rising interest rates, the liquidity and maturity structures of assets and liabilities are critical to the maintenance of acceptable performance levels.

The principal effect of inflation on earnings, as distinct from levels of interest rates, is in the area of noninterest expense. Expense items such as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in dollar value of the collateral securing loans that Anchor Bank has made. Anchor's management is unable to determine the extent, if any, to which properties securing loans have appreciated in dollar value due to inflation.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). In August 2015, FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) which postponed the effective date of 2014-09. Subsequently, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations. This ASU clarifies that an entity should determine if it is the principal or the agent for each specified good or service promised in a contract with a customer. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The core principle of Topic 606 is that an entity must recognize revenue when it has satisfied a performance obligation of transferring promised goods or services to a customer.  Management adopted the new guidance on July 1, 2018.  Anchor's primary source of revenue is interest income which is recognized when earned and is deemed to be in compliance with the ASU.   Accordingly, the adoption of these ASUs is not expected to have a material impact on Anchor consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets. The new ASU significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured as fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments.  Management adopted the new guidance on July 1, 2018. The adoption of ASU No. 2016-01 is not expected to have a material impact on Anchor's consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU require lessees to recognize the following for all leases (with the exception of short-term) at the commencement date; a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The amendments in this ASU leave lessor accounting largely unchanged, although certain targeted improvements were made to align lessor accounting with the lessee accounting model. This ASU simplifies the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The effect of the adoption will depend on leases at time of adoption.  Once adopted, Anchor expects to report higher assets and liabilities as a result of including right-of-use assets and lease liabilities related to certain banking offices and certain equipment under noncancelable operating lease agreements, however, based on current leases the adoption is not expected to have a material impact on Anchor's consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. The standard will take effect for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Once adopted, Anchor expects its allowance for loan losses to increase, however, until its evaluation is complete the magnitude of the increase will not be known.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), a consensus of the FASB's Emerging Issues Task Force. The ASU is intended to reduce diversity in practice in how certain transactions are presented and classified in the statement of cash flows.   Management adopted the new guidance on July 1, 2018.  The adoption of ASU No. 2016-15 is not expected to have a material impact on Anchor's consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The ASU amends the required statement of cash flow disclosures to include the change in amounts generally described as restricted cash.  Management adopted the new guidance on July 1, 2018.  The adoption of ASU No. 2016-18 is not expected to have a material impact on Anchor's consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-08, Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20):  Premium Amortization on Purchased Callable Debt Securities. The ASU shortens the amortization period for certain callable debt securities held at a premium.  The standard will take effect for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of ASU No. 2017-08 is not expected to have a material impact on Anchor's consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides clarity on the guidance related to stock compensation when there has been changes to the terms or conditions of a share-based payment award to which an entity would be required to apply modification accounting under ASC 718.  The ASU provides the three following criteria must be met in order to not account for the effect of the modification of terms or conditions: the fair value, the vesting conditions and the classification as an equity or liability instrument of the modified award is the same as the original award immediately before the original award is modified. Management adopted the new guidance on July 1, 2018. The adoption of ASU No. 2017-09 is not expected to have a material impact on Anchor's consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This ASU amends the hedge accounting recognition and presentation requirements in ASC 815 to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity's risk management activities by better aligning the entity's financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers.  The amendments in this ASU permit hedge accounting for hedging relationships involving nonfinancial risk and interest rate risk by removing certain limitations in cash flow and fair value hedging relationships. In addition, the ASU requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported.  Management adopted the new guidance on July 1, 2018.  The adoption of ASU No. 2017-12 is not expected to have a material impact on Anchor's consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income ("AOCI"). ASU 2018-02 eliminates the stranded tax effects within AOCI resulting from the application of current U.S. GAAP in response to the change in the U.S. corporate income tax rate from 35 percent to 21 percent as part of the Tax Act. Stranded tax effects unrelated to the Tax Act are released from AOCI using the security-by-security approach.  Anchor elected to early adopt ASU 2018-02 effective during the year ended June 30, 2018 and applied the provisions retrospectively within Anchor's Consolidated Balance

Sheets and Consolidated Statements of Shareholders' Equity. This adoption resulted in a one-time reclassification of the effect of remeasuring deferred tax liabilities related to items, primarily unrealized gains and losses on investments, within AOCI to retained earnings resulting from the change in the U.S. corporate income tax rate. This reclassification resulted in a decrease to AOCI and an increase to retained earnings in the amount of $39,496 for the year ended June 30, 2018, with no net impact to total stockholders' equity.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740). This ASU was issued to provide guidance on the income tax accounting implications of the Tax Act and allows for entities to report provisional amounts for specific income tax effects of the Act for which the accounting under ASC Topic 740 was not yet complete but a reasonable estimate could be determined. A measurement period of one-year is allowed to complete the accounting effects under ASC Topic 740 and revise any previous estimates reported. Any provisional amounts or subsequent adjustments included in an entity's financial statements during the measurement period should be included in income from continuing operations as an adjustment to tax expense in the reporting period the amounts are determined. Anchor adopted this ASU with the provisional adjustments as reported in the Consolidated Financial Statements in the Form 10-Q for the quarter ended December 31, 2017.  As of June 30, 2018 Anchor did not incur any adjustments to the provisional recognition.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This ASU amends the accounting for shared-based payments awards to nonemployees to align with the accounting for employee awards. Under the new guidance, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. Amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 and early adoption is permitted. The adoption of ASU No. 2018-07 is not expected to have a material impact on Anchor's consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. This ASU amended the new leases standard to give entities another option for transition and to provide lessors with a practical expedient. The transition option allows entities to not apply the new leases standard in the comparative periods they present in their financial statements in the year of adoption. The practical expedient provides lessors with an option to not separate non-lease components from the associated lease components when certain criteria are met and requires them to account for the combined component in accordance with the new revenue standard if the associated non-lease components are the predominant components. The amendments have the same effective date as ASU 2016-02 and the adoption of ASU No. 2018-11 is not expected to have a material impact on Anchor's consolidated financial statements.

DESCRIPTION OF FS BANCORP CAPITAL STOCK
FS Bancorp is authorized to issue up to 45,000,000 shares of common stock, par value $0.01 per share, and up to 5,000,000 shares of preferred stock, par value $0.01 per share.
As of June 30, 2018, there were 3,708,660 FS Bancorp common shares issued and outstanding. No FS Bancorp preferred shares are currently outstanding. FS Bancorp shares are traded on Nasdaq under the symbol FSBW.
FS Bancorp Common Stock
Each share of FS Bancorp common stock is entitled to one vote on all matters submitted to a vote at any meeting of shareholders. Holders of FS Bancorp common stock are entitled to receive dividends as may be declared by the FS Bancorp board of directors out of funds legally available therefore and, upon liquidation, to receive pro rata all assets, if any, of FS Bancorp available for distribution after the payment of creditors. Holders of FS Bancorp common stock have no preemptive rights to subscribe for any additional securities of any class that FS Bancorp may issue, nor any conversion, redemption or sinking fund rights. Each holder of FS Bancorp common stock is entitled to one vote for each share held of record. Shareholders of FS Bancorp are permitted to cumulate their votes with respect to the election of directors. Cumulative voting entitles each shareholder to cast a number of votes in the election of directors equal to the number of shares of common stock held by the shareholder multiplied by the number of directors to be elected, and to distribute such votes among one or more of the nominees to be elected. FS Bancorp's board of directors is divided into three classes, with directors serving staggered three-year terms, and currently consists of seven directors. The rights and privileges of holders of FS Bancorp common stock are subject to any preferences that the FS Bancorp board of directors may set for any series of FS Bancorp preferred stock that FS Bancorp may issue in the future.
FS Bancorp Preferred Stock
Under FS Bancorp's articles of incorporation, FS Bancorp may issue shares of FS Bancorp preferred stock in one or more series, as may be determined by FS Bancorp's board of directors. The FS Bancorp board of directors may fix the number of shares to be included in each series and the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and may decrease the number of shares of any series, but not below the number of shares of such series then outstanding, without any further vote or action by the shareholders. In addition, any shares of FS Bancorp preferred stock may have class or series voting rights. Under certain circumstances, the issuance of shares of FS Bancorp preferred stock, or merely the existing authorization of the FS Bancorp board of directors to issue shares of FS Bancorp preferred stock, may tend to discourage or impede a merger or other change in control of FS Bancorp. The number of shares of preferred stock to be issued, its par or face value, voting powers, designations, preferences, interest rate, limitations, restrictions and relative rights would be determined from time to time by resolution of the board of directors of FS Bancorp. No shares of preferred stock are currently outstanding.
Dividends
Under the WBCA, a corporation may make a distribution in cash or in property to its shareholders upon the authorization of its board of directors unless, after giving effect to this distribution, (a) the corporation would not be able to pay its debts as they become due in the usual course of business or (b) the corporation's total assets would be less than the sum of its total liabilities plus, unless the articles of incorporation permit otherwise, the amount that would be needed if the corporation were to be dissolved at the time of the distribution to satisfy the preferential rights of shareholders whose preferential rights are superior to those receiving the distribution.
Advanced Notice Provisions
FS Bancorp's articles of incorporation provide that FS Bancorp must receive written notice of any shareholder director nomination or any shareholder proposal for a meeting of shareholders not less than 30 nor more than 60 days before the date of the meeting. If, however, less than 31 days' notice of the date of the meeting is given to shareholders, notice of the nomination or proposal must be received by the secretary within 10 days of the date on which notice of the meeting is mailed.
Special Shareholder Meetings
Special meetings of the shareholders for any purpose may be called at any time only by chief executive officer or by FS Bancorp's board of directors. The right of shareholders to call a special meeting is specifically denied.

Voting Limitations
FS Bancorp's articles of incorporation generally prohibit any shareholder that beneficially owns more than 10% of the outstanding shares of FS Bancorp common stock from voting shares in excess of 10% of the outstanding shares of FS Bancorp common stock, unless a majority of the board of directors has granted the shareholder permission to vote the shares that are in excess of the limit.
Transactions with Related Persons, Share Re-classifications and Re-capitalizations
FS Bancorp's articles of incorporation provide that the following transactions require the approval of (A) (i) 80% of the shares entitled to vote thereon and (ii) at least a majority of the outstanding shares entitled to vote thereon, not including the shares deemed beneficially owned by a related person: a merger between FS Bancorp or its affiliates with or into a related person; certain significant asset transfers between FS Bancorp and a related person; the issuance of any securities of FS Bancorp or its affiliates to a related person or the issuance of any related person securities to FS Bancorp; and any re-classification or re-capitalization involving FS Bancorp common stock, or (B) (i) approval by two-thirds of the directors that are unaffiliated with the related person, obtained during a meeting in which 75% of the unaffiliated directors are present; and (ii) such affirmative vote as would have otherwise been required by the articles and relevant law (e.g., typically a majority of the outstanding shares entitled to vote thereon). A related person generally means a person who is a greater than 10% shareholder of FS Bancorp.
Non-Shareholder Constituency Provisions
FS Bancorp's articles of incorporation provide that in connection with a business combination (e.g., mergers, share exchanges, significant asset sales and significant stock issuances) or a tender or exchange offer, the FS Bancorp board of directors shall consider all of the following factors and any other factors which it deems relevant: (i) the social and economic effects of the transaction on FS Bancorp and its subsidiaries, employees, depositors, loan and other customers, creditors and other elements of the communities in which FS Bancorp and its subsidiaries operate or are located; (ii) the business and financial condition and earnings prospects of the acquiring person or entity, including, but not limited to, debt service and other existing financial obligations, financial obligations to be incurred in connection with the acquisition and other likely financial obligations of the acquiring person or entity and the possible effect of such conditions upon FS Bancorp and its subsidiaries and the other elements of the communities in which FS Bancorp and its subsidiaries operate or are located; and (iii) the competence, experience, and integrity of the acquiring person or entity and its or their management.
Amendment of the Articles of Incorporation
The provisions set forth in Articles II (Duration), III (Purpose and Powers), IV (Capital Stock) (other than a change to the number of authorized shares in connection with a split of, or stock dividend in, FS Bancorp's own shares, provided the corporation has only one class of shares outstanding or a change in the par value of such shares), V (Preemptive Rights), VII (Directors), VIII (Removal of Directors), X (Notice for Shareholder Nominations and Proposals), XI (Approval of Certain Business Combinations), XII (Evaluation of Business Combinations), XIII (Limitation of Directors' Liability), XIV (Indemnification), XV (Special Meeting of Shareholders), XVI (Repurchase of Shares), XVII (Amendment of Bylaws) and Article XVIII (Amendment of Articles of Incorporation) of FS Bancorp's articles of incorporation may not be repealed, altered, amended or rescinded in any respect unless the same is approved by the affirmative vote of the holders of not less than 80% of the votes entitled to be cast by each separate voting group entitled to vote thereon. All other provisions of FS Bancorp's articles may be amended by a majority of the shares entitled to vote thereon.
Amendment of the Bylaws
FS Bancorp's articles of incorporation provide that the bylaws may be amended by a majority vote of the board of directors or by approval of 80% of the shareholders entitled to vote in the election of directors.
Removal of Directors
FS Bancorp's articles of incorporation provide that any director may be removed only for cause and only by the affirmative vote of the holders of at least 80% of the total votes eligible to be cast at a legal meeting called expressly for such purpose.

Removal of Officers
Any officer may be removed by a vote of two-thirds of the board of directors.
Transfer Agent
The transfer agent and registrar for the FS Bancorp common stock is American Stock Transfer & Trust Company.

COMPARISON OF RIGHTS OF ANCHOR COMMON STOCK AND FS BANCORP COMMON STOCK

After completion of the merger, the Anchor shareholders will become shareholders of FS Bancorp. FS Bancorp is a Washington corporation, and the rights of FS Bancorp shareholders are governed by the WBCA, as well as the articles of incorporation and bylaws of FS Bancorp. Anchor is also a Washington corporation, and its shareholders' rights are governed by the WBCA, as well as its articles of incorporation and bylaws. After the merger, as FS Bancorp shareholders, the rights of former Anchor shareholders will be governed by FS Bancorp's articles of incorporation, its bylaws and the WBCA. The Articles and Bylaws of FS Bancorp and Anchor have no material differences. FS Bancorp has a fiscal year end of December 31 of each year and Anchor has a fiscal year end of June 30 of each year.

Copies of the articles of incorporation and bylaws are attached as exhibits to Anchor's and FS Bancorp's filings with the SEC. See the sections entitled "Where You Can Find More Information."
DISSENTERS' RIGHTS
In accordance with Chapter 13 of the WBCA, Anchor's shareholders have the right to dissent from the merger and to receive payment in cash for the "fair value" of their Anchor common stock.
Anchor's shareholders electing to exercise dissenters' rights must comply with the provisions of Chapter 13 of the WBCA in order to perfect their rights. Anchor and FS Bancorp will require strict compliance with the statutory procedures. The following is intended as a brief summary of the material provisions of the Washington statutory procedures required to be followed by an Anchor shareholder in order to dissent from the merger and perfect the shareholder's dissenters' rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Chapter 13 of the WBCA, the full text of which is set forth in Appendix C.
A shareholder who wishes to assert dissenters' rights must (i) deliver to Anchor before the vote is taken by Anchor shareholders notice of the shareholder's intent to demand payment for the shareholder's shares if the merger is effected, and (ii) not vote such shares in favor of the merger. A shareholder wishing to deliver such notice should hand deliver or mail such notice to Anchor at the following address prior to the special meeting of the shareholders:
Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503
 Attention: Corporate Secretary
or deliver such notice at the special meeting of shareholders prior to the vote being taken by Anchor shareholders.

A shareholder who wishes to exercise dissenters' rights generally must dissent with respect to all the shares the shareholder owns or over which the shareholder has power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by delivering to Anchor a notice of the name and address of each person on whose behalf the record shareholder asserts dissenters' rights. A beneficial shareholder may assert dissenters' rights directly by submitting to Anchor the record shareholder's written consent and by dissenting with respect to all the shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
A shareholder who does not deliver to Anchor prior to the vote being taken by Anchor shareholders a notice of the shareholder's intent to demand payment for the "fair value" of the shares will lose the right to exercise dissenters' rights. In addition, any shareholder electing to exercise dissenters' rights must either vote against the merger agreement or abstain from voting. Submitting a properly signed proxy card that is received prior to the vote at the special meeting (and is not properly revoked) that does not direct how the shares of Anchor common stock represented by proxy are to be voted will constitute a vote in favor of the merger agreement and a waiver of such shareholder's statutory dissenters' rights.
If the merger is effected, FS Bancorp as the surviving corporation shall, within ten days after the effective date of the merger, deliver a written notice to all shareholders who properly perfected their dissenters' rights in accordance with Chapter 13 of the WBCA. Such notice will, among other things: (i) state where the payment demand must be sent and where and when certificates for certificated shares must be deposited; (ii) inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received; (iii) supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed transaction and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date; and

(iv) set a date by which FS Bancorp must receive the payment demand, which date will be between 30 and 60 days after notice is delivered.
A shareholder wishing to exercise dissenters' rights must timely file the payment demand, certify whether the shareholder acquired beneficial ownership of the shares before the date of the first announcement to news media or to shareholders of the proposed transaction, and deliver share certificates as required in the notice. Failure to do so will cause such person to lose his or her dissenters' rights.
Within thirty (30) days after the merger occurs or receipt of the payment demand, whichever is later, FS Bancorp shall pay each dissenter with properly perfected dissenters' rights FS Bancorp's estimate of the "fair value" of the shareholder's interest, plus accrued interest from the effective date of the merger. With respect to a dissenter who did not beneficially own Anchor shares prior to the public announcement of the merger, FS Bancorp is not required to make the payment until after the dissenter has agreed to accept the payment in full satisfaction of the dissenter's demands. "Fair value" means the value of the shares immediately before the effective date of the merger, excluding any appreciation or depreciation in anticipation of the merger. The rate of interest is generally required to be the average rate currently paid by FS Bancorp on its principal bank loans or, if none, at a rate that is fair and equitable. Shareholders should note that investment banker opinions as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the merger are not opinions as to, and do not address in any respect, fair value under Chapter 13 of the WBCA.
A dissenter who is dissatisfied with FS Bancorp's estimate of the fair value or believes that interest due is incorrectly calculated may notify FS Bancorp of the dissenter's estimate of the fair value and amount of interest due. If FS Bancorp does not accept the dissenter's estimate and the parties do not otherwise settle on a fair value then FS Bancorp must, within 60 days, petition a court to determine the fair value.
The failure of an Anchor shareholder to comply strictly with the Washington statutory requirements will result in a loss of dissenters' rights. A copy of the relevant statutory provision is attached as Appendix C. You are urged to refer to the appendix for a complete statement concerning dissenters' rights. The foregoing summary of such rights is qualified in its entirety by reference to that appendix.
In view of the complexity of Chapter 13 of the WCBA and the requirement that shareholders must strictly comply with these provisions, shareholders of Anchor who wish to dissent from the merger and pursue dissenters' rights should consult their legal advisors.
ADJOURNMENT OR POSTPONEMENT OF THE SPECIAL MEETING
In the event that there are not sufficient votes to constitute a quorum or approve the merger agreement at the time of the special meeting, the merger agreement cannot be approved at the meeting unless the special meeting is adjourned to a later date or dates to permit further solicitation of proxies. In order to allow proxies that have been received by Anchor at the time of the special meeting to be voted for an adjournment, if deemed necessary, Anchor has submitted the adjournment proposal to its shareholders as a separate matter for their consideration.
Other than an announcement to be made at the special meeting of the time, date and place of an adjourned meeting, an adjournment or postponement generally may be made without notice. Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow the shareholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting as adjourned or postponed.

OTHER MATTERS
The Anchor board of directors is not aware of any business to come before the special meeting other than those matters described above in this proxy statement/prospectus. However, if any other matters should properly come before the special meeting, it is intended that proxies in the accompanying form will be voted in respect thereof in accordance with the judgment of the person or persons voting the proxies.
LEGAL MATTERS
The validity of the shares of common stock offered hereby will be passed upon for FS Bancorp by Keller Rohrback L.L.P. Certain U.S. federal income tax consequences relating to the merger will also be passed upon for FS Bancorp by Keller Rohrback L.L.P. and for Anchor by Silver, Freedman, Taff & Tiernan LLP.

EXPERTS
              The consolidated financial statements of FS Bancorp incorporated in this proxy statement/prospectus by reference from FS Bancorp's Annual Report on Form 10-K for the year ended December 31, 2017 and the effectiveness of internal control over financial reporting have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference.  Such consolidated financial statements have been so incorporated in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Anchor Bancorp  as of June 30, 2018 and 2017 and for each of the three years in the period ended June 30, 2018 included in this proxy statement/prospectus, have been audited by Moss Adams LLP, an independent registered public accounting firm, as stated in their report accompanying such consolidated financial statements.  Such consolidated financial statements have been so included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
FS Bancorp and Anchor file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these filings at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. FS Bancorp's and Anchor's SEC filings also are available to the public on the SEC's website at www.sec.gov, which contains reports, proxies and information statements and other information regarding issuers that file electronically.
FS Bancorp filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933 with respect to the shares of FS Bancorp common stock to be issued in the merger. This document is a part of that registration statement and constitutes a prospectus of FS Bancorp in addition to being a proxy statement of Anchor for its special meeting. As permitted by SEC rules, this document does not contain all the information contained in the registration statement or the exhibits to the registration statement. The additional information may be inspected and copied as set forth above.
The SEC permits the incorporation by reference of information regarding FS Bancorp and Anchor into this document, which means that important business and financial information about FS Bancorp and Anchor can be disclosed to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this document, and later information that FS Bancorp or Anchor files with the SEC will update and supersede that information. This document incorporates by reference the documents set forth below that FS Bancorp and Anchor have previously filed with the SEC and all documents filed by FS Bancorp and Anchor with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document and before the date of the special meeting.
These additional documents include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K (other than information furnished under Items 2.02 and 7.01, which is deemed not to be incorporated by reference in this proxy statement/prospectus). You should review these filings as they may disclose a change in the business, prospects, financial condition or other affairs of FS Bancorp or Anchor after the date of this proxy statement/prospectus.
This proxy statement/prospectus incorporates by reference the documents listed below that FS Bancorp has filed with the SEC:
•	FS Bancorp's Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the SEC on March 16, 2018;
•	FS Bancorp's Quarterly Reports on Form 10-Q for the fiscal quarters ended June 30, 2018 and March 31, 2018, filed with the SEC on August 9, 2018 and May 10, 2018, respectively;
•	FS Bancorp's Current Reports on Form 8-K filed with the SEC on May 23, 2018, June 1, 2018, and July 18, 2018; and
•	FS Bancorp's Proxy Statement on Schedule 14A filed with the SEC on March 28, 2018.
•
The description of FS Bancorp's common stock set forth in a registration statement on Form 8-A12B filed June 28, 2012, pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions.

These documents contain important information about FS Bancorp and its financial condition. Information contained in this proxy statement/prospectus supersedes information incorporated by reference that FS Bancorp  has filed with the SEC prior to the date of this proxy statement/prospectus, while information that it files with the SEC after the date of this proxy statement/prospectus that is incorporated by reference will automatically update and supersede this information.
FS Bancorp supplied all information contained or incorporated by reference in this document relating to FS Bancorp, and Anchor supplied all information contained or incorporated by reference in this document relating to Anchor.
FS Bancorp's filings are available on its website, www.fsbwa.com. Information contained in or linked to FS Bancorp's website is not a part of this proxy statement/prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning FS Bancorp at:

FS Bancorp, Inc.
6920 220th Street SW
Mountlake Terrace, Washington 98043
Attn: Investor Relations
(425) 771-5299

Anchor's filings are available on its website, www.anchornetbank.com. Information contained in or linked to Anchor's website is not a part of this proxy statement/prospectus. You may also request a copy of these filings, at no cost, by writing or telephoning Anchor at:
Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503
Attn: Investor Relations
(360) 491-2250

The documents incorporated by reference also are available from us without charge. Exhibits will not be sent, however, unless those exhibits have specifically been incorporated by reference into this document. You can obtain documents incorporated by reference into this document by writing or telephoning the Investor Relations departments of FS Bancorp and Anchor provided above.
If you would like to request documents from FS Bancorp or Anchor, you must do so by [●], 2018 to receive them before the special meeting.
You should rely only on the information contained or incorporated by reference in this document. No one has been authorized to provide you with information that is different from what is contained in this document. You should not assume that the information contained in this document is accurate as of any date other than the date of this document, and neither the mailing of this document to Anchor shareholders nor the issuance of FS Bancorp common stock in the merger shall create any implication to the contrary.

ANCHOR FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Anchor Bancorp

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Anchor Bancorp and subsidiaries (the "Company") as of June 30, 2018 and 2017, the related consolidated statements of income, comprehensive income, stockholders' equity, and cashflows for the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2018 and 2017, and the consolidated results of its operations and its cash flows for the three years in the period ended June 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Moss Adams LLP

Spokane, Washington
September 13, 2018

We have served as the Company's auditor since 2003.

ANCHOR BANCORP

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(Dollars in thousands, except share data)

	June 30,
	2018	2017
ASSETS
Cash and cash equivalents	$17,568	$14,194
Securities available-for-sale, at fair value, amortized cost of $18,407 and $21,391	17,725	21,170
Securities held-to-maturity, at amortized cost, fair value of $3,500 and $4,954	3,584	4,949
Loans held for sale	98	1,551
Loans receivable, net of allowance for loan losses of $4,370 and $4,106	392,044	377,908
Life insurance investment, net of surrender charges	20,546	20,030
Accrued interest receivable	1,423	1,332
Real estate owned, net	737	867
Federal Home Loan Bank ("FHLB") stock, at cost	2,047	2,348
Property, premises, and equipment, at cost, less accumulated depreciation of $12,243 and $11,971	8,664	9,360
Deferred tax asset, net	3,585	8,011
Prepaid expenses and other assets	1,633	805
Total assets	$469,654	$462,525
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits:
Noninterest-bearing	$55,381	$52,606
Interest-bearing	303,640	292,581
Total deposits	359,021	345,187

FHLB advances	37,000	45,500
Advance payments by borrowers for taxes and insurance	1,077	1,195
Supplemental Executive Retirement Plan liability	1,738	1,709
Accounts payable and other liabilities	3,374	3,083
Total liabilities	402,210	396,674
Commitments and Contingencies (Note 17)
STOCKHOLDERS' EQUITY
Preferred stock, $0.01 par value per share, authorized 5,000,000 shares; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share, authorized 45,000,000 shares; 2,484,030 issued and outstanding at June 30, 2018, and 2,550,000 issued and 2,504,740 outstanding at June 30, 2017, respectively	25	25
Additional paid-in capital	22,298	22,619
Retained earnings	46,776	44,585
Unearned Employee Stock Ownership Plan ("ESOP") shares	(540)	(607)
Accumulated other comprehensive loss, net of tax	(1,115)	(771)
Total stockholders' equity	67,444	65,851
Total liabilities and stockholders' equity	$469,654	$462,525

 See accompanying notes to these consolidated financial statements.

ANCHOR BANCORP

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended June 30, 2018, 2017, and 2016
(Dollars in thousands, except per share data)

	Years Ended June 30,
	2018	2017	2016
Interest income:
Loans receivable, including fees	$21,651	$19,580	$16,779
Securities	146	105	69
Mortgage-backed securities	507	594	676
Total interest income	22,304	20,279	17,524
Interest expense:
Deposits	3,436	2,758	2,587
FHLB advances	642	563	243
Total interest expense	4,078	3,321	2,830
Net interest income before provision for loan losses	18,226	16,958	14,694
Provision for loan losses	405	310	340
Net interest income after provision for loan losses	17,821	16,648	14,354
Noninterest income
Deposit service fees	1,098	1,330	1,347
Other deposit fees	777	751	721
Other loan fees	877	832	707
Gain on sale of loans	175	183	158
Increase in cash surrender value of life insurance investment	516	515	540
Other income	600	653	732
Total noninterest income	4,043	4,264	4,205
Noninterest expense
Compensation and benefits	8,698	9,019	9,708
General and administrative expenses	2,239	2,944	3,175
Merger expenses	63	406	—
Real estate owned holding costs	157	48	146
Federal Deposit Insurance Corporation ("FDIC") insurance premiums	190	145	264
Information technology	2,024	2,105	1,760
Occupancy and equipment	1,741	1,889	1,875
Deposit services	394	462	477
Marketing	364	564	674
(Gain) loss on sale of property, premises and equipment	(11)	—	4
Gain on sale of real estate owned	(148)	(59)	(58)
Total noninterest expense	15,711	17,523	18,025
Income before provision for income taxes	6,153	3,389	534
Provision for income taxes	3,962	1,039	39
Net income	$2,191	$2,350	$495
Basic earnings per share	$0.90	$0.98	$0.20
Diluted earnings per share	$0.90	$0.97	$0.20

See accompanying notes to these consolidated financial statements.

ANCHOR BANCORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the Years Ended June 30, 2018, 2017, and 2016
(Dollars in thousands, except per share data)
	Years Ended June 30,
	2018	2017	2016
NET INCOME	$2,191	$2,350	$495
OTHER COMPREHENSIVE INCOME (LOSS), net of tax
Unrealized holding (loss) gain on available-for-sale securities during the period, net of tax benefit of $(115), $(115), and $847 respectively	(344)	(222)	162
Other comprehensive income (loss), net of tax	(344)	(222)	162
COMPREHENSIVE INCOME	$1,847	$2,128	$657

See accompanying notes to these consolidated financial statements.

ANCHOR BANCORP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2018, 2017, and 2016
(Dollars in thousands, except per share data)

	Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Unearned ESOP shares	Accumulated Other Comprehensive Income (Loss), net of tax	Total Stockholders' Equity
Balance at June 30, 2015	2,550,000	$25	$23,404	$41,740	$(736)	$(711)	$63,722

Net income	—	—	—	495	—	—	495
Other comprehensive income net of tax	—	—	—	—	—	162	162
Repurchase and retirement of common stock	(127,500)	—	(2,952)	—	—	—	(2,952)
Compensation related to restricted stock awards	—	—	1,822	—	—	—	1,822
Taxes paid related to net share settlement of stock awards	—	—	(216)	—	—	—	(216)
Issuance of new shares related to stock award plan, net	97,903	—	—	—	—	—	—
Restricted stock forfeitures and canceled	(4,600)	—	—	—	—	—	—
ESOP shares allocated	—	—	99	—	64	—	163

Balance at June 30, 2016	2,515,803	$25	$22,157	$42,235	$(672)	$(549)	$63,196

Net income	—	$—	$—	$2,350	$—	$—	$2,350
Other comprehensive income net of tax	—	—	—	—	—	(222)	(222)
Compensation related to restricted stock awards	—	—	636	—	—	—	636
Taxes paid related to net share settlement of stock awards	—	—	(285)	—	—	—	(285)
Restricted stock forfeitures and canceled	(11,063)	—	—	—	—	—	—
ESOP shares allocated	—	—	111	—	65	—	176

Balance at June 30, 2017	2,504,740	$25	$22,619	$44,585	$(607)	$(771)	$65,851

Net income	—	$—	$—	$2,191	$—	$—	$2,191
Other comprehensive income net of tax	—	—	—	—	—	(344)	(344)
Repurchase and retirement of common stock	(20,710)	—	(248)	—	—	—	(248)
Compensation related to restricted stock awards	—	—	91	—	—	—	91
Taxes paid related to net share settlement of stock awards	—	—	(268)	—	—	—	(268)
ESOP shares allocated	—	—	104	—	67	—	171

Balance at June 30, 2018	2,484,030	$25	$22,298	$46,776	$(540)	$(1,115)	$67,444

See accompanying notes to these consolidated financial statements.

ANCHOR BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2018, 2017, and 2016
(In thousands)

	Year Ended June 30,
	2018	2017	2016
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,191	$2,350	$495
Adjustments to reconcile net loss to net cash from operating activities:
Depreciation and amortization	623	703	650
Net amortization of premiums on securities	243	294	411
Provision for loan losses	405	310	340
ESOP expense	171	176	163
Real estate owned impairment	—	—	83
Deferred income taxes provision (benefit)	4,560	1,018	(87)
Stock compensation expense	91	636	1,822
Increase in cash surrender value of life insurance investment	(516)	(515)	(540)
Gain on sale of loans	(175)	(183)	(158)
Originations of loans held for sale	(9,000)	(15,902)	(8,925)
Proceeds from sale of loans held for sale	9,523	12,862	7,724
(Gain) loss on sale of property, premises, and equipment	(11)	—	4
Gain on sale of real estate owned	(148)	(59)	(58)
Changes in operating assets and liabilities:
Accrued interest receivable	(91)	(150)	(113)
Prepaid expenses and other assets	(828)	308	1,579
Supplemental Executive Retirement Plan ("SERP")	29	18	(123)
Accounts payable and other liabilities	291	474	(271)
Net cash provided by operating activities	7,358	2,340	2,996
CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from sales and maturities of available-for-sale securities	—	852	250
Principal repayments on mortgage-backed securities available-for-sale	3,920	4,573	5,535
Principal repayments on mortgage-backed securities held-to-maturity	1,294	1,284	1,277
Loan originations, net of undisbursed loan proceeds and principal repayments	(16,346)	(31,823)	(64,796)
Proceeds from sale of real estate owned	2,886	510	973
Capital improvements on real estate owned	(823)	—	—
Proceeds from sale of property, premises, and equipment, net	176	—	2
Purchase of fixed assets	(92)	(62)	(287)
Redemption (purchase) of FHLB stock	301	611	(2,106)
Net cash provided by investing activities	(8,684)	(24,055)	(59,152)
CASH FLOWS FROM FINANCING ACTIVITIES
Net increase in deposits	13,834	44,293	1,082
Net change in advance payments by borrowers for taxes and insurance	(118)	81	112
Proceeds from FHLB advances	112,450	90,600	103,000
Repayment of FHLB advances	(120,950)	(107,100)	(51,000)
Repurchase and retirement of common stock	(248)	—	(2,952)
Net share settlement of stock awards	(268)	(285)	(216)
Net cash used for financing activities	$4,700	$27,589	$50,026

ANCHOR BANCORP

CONSOLIDATED STATEMENT OF CASH FLOWS (Continued)
For the Years Ended June 30, 2018, 2017, and 2016
(Dollars in thousands, except per share data)

	Year Ended June 30,
	2018	2017	2016
NET CHANGE IN CASH AND CASH EQUIVALENTS	3,374	5,874	(6,130)
Beginning of period	14,194	8,320	14,450
End of period	$17,568	$14,194	$8,320
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest	$4,078	$3,322	$2,789
Income taxes	$245	$65	$126
SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING ACTIVITIES
Noncash investing activities:
Net loans transferred to real estate owned	$1,786	$945	$574
Unrealized holding (loss) gain on available-for-sale securities, net of tax	$(344)	$(222)	$162
Loans securitized into mortgage-backed securities	$1,106	$3,536	$—

See accompanying notes to these consolidated financial statements.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Note 1 - Organization and Summary of Significant Accounting Policies

General - Anchor Bancorp is a bank holding company which operates primarily through its subsidiary, Anchor Bank (the Bank) (collectively referred to as the "Company").  Anchor Bank is a community-based savings bank primarily serving Western Washington through its nine full-service banking offices located within Grays Harbor, Thurston, Lewis, and Pierce counties, and one loan production office located in King County, Washington.  Anchor Bank's business consists of attracting deposits from the public and utilizing those deposits to originate loans.

Segment Information - The Bank's operations include commercial banking services, such as lending activities, deposit products, and other cash management services. The performance of the Bank is reviewed by the Board of Directors and Senior Management Committee. The Senior Management Committee, which is the senior decision-making group of the Bank, is composed of four members, including the President and Chief Executive Officer, the Executive Vice President, Chief Financial Officer, and Treasurer, the Executive Vice President and Chief Lending Officer, and the Executive Vice President and Chief Credit Officer.  The Company's activities are considered to be a single industry segment for financial reporting purposes.

Financial statement presentation and use of estimates - The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and reporting practices applicable to the banking industry. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, as of the date of the consolidated statements of financial condition, and revenues and expenses for the period. Actual results could differ from estimated amounts. Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses, the valuation of real estate owned, impaired loans and deferred tax assets.

Principles of consolidation - The consolidated financial statements include the accounts of Anchor Bancorp and its wholly-owned subsidiary, Anchor Bank.  All material intercompany accounts have been eliminated in the consolidation.

Subsequent events - The Company has evaluated events and transactions subsequent to June 30, 2018 for potential recognition or disclosure.

Cash and cash equivalents - For purposes of the consolidated statements of cash flows, the Company considers all deposits and funds in interest-bearing accounts with an original term to maturity of three months or less to be cash equivalents. The Bank maintains its cash in bank deposit accounts that, at times, may exceed the federally insured limits. The Bank has not experienced any losses in such accounts and evaluates the credit quality of these banks and financial institutions to mitigate its credit risk.

Restricted assets - Federal Reserve regulations require maintenance of certain minimum reserve balances on deposit with the Federal Reserve Bank of San Francisco ("FRB"). The amount required to be on deposit was $2.0 million at both June 30, 2018 and 2017.  The Bank was in compliance with this requirement at June 30, 2018 and 2017.

Investment securities - Securities are classified as held-to-maturity when the Company has the ability and positive intent to hold them to maturity. Securities held-to-maturity are carried at cost, adjusted for amortization of premiums and accretion of discounts to maturity. Securities bought and held principally for the purpose of sale in the near term are classified as trading securities and are carried at fair value. There were no trading securities at June 30, 2018 and 2017. Securities not classified as trading or held-to-maturity are classified as available-for-sale. Unrealized holding gains and losses on securities available-for-sale are excluded from earnings and are reported net of tax as a separate component of equity until realized. These unrealized holding gains and losses, net of tax, are also included as a component of comprehensive income. Realized gains and losses are recorded on the trade date and are determined using the specific identification method.  Amortization of premiums and accretion of discounts are recognized into interest income using the effective interest method over the period to maturity.

The Company evaluates securities for other-than-temporary impairment on a periodic basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to the length of time and the extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and whether the Bank has the intent and ability to hold these securities or if it is likely that it will be required to sell the securities before their anticipated recovery. In analyzing an issuer's financial condition, the Bank may consider whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and the results of reviews of the issuer's financial condition.  If the Bank does not intend to sell the security and it is not likely it will be required to sell the security prior to recovery of its cost basis, the credit loss component of impairment is recognized in earnings and impairment associated with non-credit factors, such as market liquidity, is recognized in other comprehensive income, net of tax. A credit loss is the difference between the cost basis of the security and the present value of cash flows expected to be collected, discounted at the security's effective interest rate at the date of acquisition. The cost basis of an other-than-temporarily impaired security is written down by the amount

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

of impairment recognized in earnings. The new cost basis is not adjusted for subsequent recoveries in fair value. However, the difference between the new amortized cost basis and the cash flows expected to be collected is accreted as interest income. The total other-than-temporary impairment is presented in the consolidated statements of income with a reduction for the amount of other-than-temporary impairment that is recognized in other comprehensive income, if any.

Federal Home Loan Bank stock - The Bank's investment in FHLB stock is carried at cost, which approximates fair value. As a member of the FHLB system, the Bank is required to maintain a minimum level of investment in FHLB stock based on specific percentages of its outstanding mortgages, total assets, or FHLB advances. At June 30, 2018 and 2017, the Bank's minimum investment requirement was $2.0 million and $2.3 million, respectively. The Bank was in compliance with the FHLB minimum investment requirement at June 30, 2018 and 2017.

Management evaluates FHLB stock for impairment as needed. Management's determination of whether these investments are impaired is based on its assessment of the ultimate recoverability of cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of cost is influenced by criteria such as (1) the significance of any decline in net assets of the FHLB as compared with the capital stock amount for the FHLB and the length of time this situation has persisted; (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB; (3) the impact of legislative and regulatory changes on institutions and, accordingly, the customer base of the FHLB; and (4) the liquidity position of the FHLB. Based on its evaluation, management determined that there was no impairment of FHLB stock at June 30, 2018 and 2017, respectively.

Securitizations - The Bank historically has securitized and services interests in residential home loans. The Bank has securitized these loans through the Federal Home Loan Mortgage Corporation ("FHLMC"). Of the total serviced loan portfolio of $73.8 million and $74.8 million at June 30, 2018 and 2017, $17.1 million and $19.6 million, respectively, represent securitized loans.  The loans have been sold without recourse, servicing retained.  There was one new securitization during the year ended June 30, 2018 for  $1.1 million and three new securitizations during the year ended June 30, 2017 of $3.5 million.  All principal, interest, late fees, and escrow payments are collected daily and remitted to the investor monthly.

Loans - Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal amount outstanding, net of unamortized nonrefundable loan fees and related direct loan origination costs. Deferred net fees and costs are recognized in interest income over the loan term using a method that generally produces a level yield on the unpaid loan balance. Interest is accrued primarily on a simple interest basis.

Nonaccrual loans are those for which management has discontinued accrual of interest because there exists significant uncertainty as to the full and timely collection of either principal or interest or because such loans have become contractually past due 90 days with respect to principal or interest. When a loan is placed on nonaccrual, all previously accrued but uncollected interest is reversed against current-period interest income. All subsequent payments received are first applied to unpaid principal and then to unpaid interest. Interest income is accrued at such time as the loan is brought fully current as to both principal and interest, and, in management's judgment, such loans are considered to be fully collectible.

Loans are considered impaired when the Bank has determined that it may be unable to collect payments of principal or interest when due under the terms of the loan. In the process of identifying loans as impaired, management takes into consideration factors which include payment history and status, collateral value, financial condition of the borrower, and the probability of collecting scheduled payments in the future. Minor payment delays and insignificant payment shortfalls typically do not result in a loan being classified as impaired. The significance of payment delays and shortfalls is considered by management on a case by case basis, after taking into consideration the totality of circumstances surrounding the loans and the borrowers, including payment history and amounts of any payment shortfall, length and reason for delay, and likelihood of return to stable performance. Impairment is measured on a loan by loan basis for all loans in the portfolio except for the smaller groups of homogeneous consumer loans in the portfolio.

Troubled debt restructured loans- A loan is classified as a troubled debt restructuring when a borrower is experiencing financial difficulties that lead to a restructuring of the loan, and the Bank grants concessions to the borrower in the restructuring that it would not otherwise consider. These concessions may include interest rate reductions, principal forgiveness, extension of maturity date and other actions intended to minimize potential losses. Generally, a nonaccrual loan that is restructured remains on nonaccrual status for a period of six months to demonstrate that the borrower can meet the restructured terms. If the borrower's performance under the new terms is not reasonably assured, the loan remains classified as a nonaccrual loan.

Allowance for loan losses - Key elements of the allowance for loan loss methodology include the specific loan loss reserve, the general loan loss reserve, and the unallocated reserve, individually described below.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The specific loan loss reserve is established for individually impaired loans when the discounted cash flow or collateral value of the impaired loan is lower than the carrying value of that loan.  Restructured loans are accounted for as impaired loans.

The general loan loss reserve is calculated by applying a specific loss percentage factor to the various groups of loans by loan type, based upon historic loss experience, and adjusted based upon the risk grade attached to any loan or group of loans. This portion of the allowance may be further adjusted for qualitative and environmental conditions such as changes in lending policies and procedures; experience and ability of lending staff; concentrations of credit; national, regional, and local economic conditions; and other factors including levels and trends of delinquency.

The unallocated reserve recognizes the estimation risk associated with the mathematical calculations applied in both specific and general portions of the allowance for loan loss, together with the assumption risk relative to management's assessment of the variables included in the qualitative and environmental factors.

The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio. The allowance is based on ongoing quarterly assessments of the probable estimated losses inherent in the loan portfolio. The allowance is increased by the provision for loan losses, which is charged against current-period operating results and decreased by the amount of charge-offs, net of recoveries. Various regulatory agencies, as part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require management to make adjustments to the allowance using judgments available to them at the time of their examination.

Loans held-for-sale - Loans originated as held-for-sale are carried at the lower of cost or market value on an aggregate basis. Net unrealized losses, if any, are recognized through a valuation allowance by a charge to income. Nonrefundable fees and direct loan origination costs related to loans held-for-sale are deferred and recognized when the loans are sold.

Real estate owned - Real estate owned (REO) and other repossessed items consist of properties or assets acquired through or in lieu of foreclosure in full satisfaction of a loan receivable, and are recorded initially at fair value of the REO properties less estimated costs of disposal with any initial losses charged to the allowance for loan losses. Costs relating to development and improvement of the properties or assets are capitalized, while costs relating to holding the properties or assets are expensed. Valuations are periodically performed by management, and a charge to earnings is recorded if the recorded value of a property exceeds its estimated fair value.

Gains or losses at the time the property is sold are charged or credited to noninterest expense in the period in which they are realized. The amounts the Bank will ultimately recover from REO may differ substantially from the carrying value of the assets because of future market factors beyond the control of the Bank or because of changes in the Bank's strategy for recovering its investments.

Life insurance investment - The Bank is the sole beneficiary of life insurance policies that are recorded at their cash surrender value, net of any surrender charges, and cover certain key executives of the Bank.

Transfers of financial assets - Transfers of financial asset, a group of financial assets, or a participating interest in a financial asset are accounted for as sales when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Mortgage servicing rights - Mortgage servicing rights are recorded as separate assets at fair value when mortgage loans are originated and subsequently sold or securitized (and held as available-for-sale securities) with servicing rights retained. Periodically, the Bank estimates the fair value of its mortgage servicing rights based upon observed market prices.

Mortgage servicing rights are amortized in proportion to, and over, the estimated period that net servicing income will be collected. The carrying value of mortgage servicing rights is periodically evaluated in relation to estimated future cash flows to be received, and such carrying value is adjusted for indicated impairments based on management's best estimate of the remaining cash flows. The Bank has stratified its mortgage servicing rights based on whether the loan was sold or securitized and the interest rate of the underlying loans. The Bank uses the direct write-down method for mortgage servicing rights where the serviced loan has been paid off. The mortgage servicing asset was $250,000 and $232,000 at June 30, 2018 and 2017, respectively, and is included in prepaid expenses and other assets in the consolidated statements of financial condition and is not considered material to the consolidated financial statements.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Property, premises, and equipment - Property, premises, and equipment are stated at cost less accumulated depreciation. The depreciation charged is computed on the straight-line method over estimated useful lives as follows:

Buildings	40 years
Furniture and equipment	5-10 years
Improvements	10 years
Computer equipment	3 years

Income taxes-The provision for income taxes includes current and deferred income tax expense on net income adjusted for permanent and temporary differences such as interest income on state and municipal securities and BOLI. Deferred tax assets and liabilities are recognized for the expected future tax consequences of existing temporary differences between the financial reporting and tax reporting basis of assets and liabilities using enacted tax laws and rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. On a quarterly basis, management evaluates deferred tax assets to determine if these tax benefits are expected to be realized in future periods. This determination is based on facts and circumstances, including the Company's current and future tax outlook. To the extent a deferred tax asset is no longer considered "more likely than not" to be realized, a valuation allowance is established.

Marketing costs - The Company expenses marketing costs as they are incurred. Total marketing expenses were $364,000, $564,000, and $674,000 for the years ended June 30, 2018, 2017, and 2016, respectively.

Financial instruments - In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Employee Stock Ownership Plan (ESOP) - The cost of shares issued to the ESOP, but not yet allocated to participants, is shown as a reduction of stockholders' equity. Compensation expense is based on the market price of shares as they are committed to be released to participant accounts. Dividends on allocated ESOP shares reduce retained earnings; dividends on unearned ESOP shares reduce debt and accrued interest.

Earnings Per Share (EPS) - Basic EPS is computed by dividing net income or (loss) by the weighted-average number of common shares outstanding during the period. As ESOP shares are committed to be released they become outstanding for EPS calculation purposes. ESOP shares not committed to be released are not considered outstanding. The basic EPS calculation excludes the dilutive effect of all common stock equivalents. Unvested share-based awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method described in ASC 260-10-45-60B.  Diluted earnings (loss) per share reflects the weighted-average potential dilution that could occur if all potentially dilutive securities or other commitments to issue common stock were exercised or converted into common stock using the treasury stock method.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments, are reported as a separate component of stockholders' equity.

Fair value - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The Company determines the fair values of its financial instruments based on the fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair values. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Bank's estimates for market assumptions.

Recently issued accounting pronouncements -

In May 2014, the  Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606). In August 2015, FASB issued ASU No. 2015-14, Revenue from Contracts with Customers (Topic 606) which postponed the effective date of 2014-09. Subsequently, in March 2016, the FASB issued ASU 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations. This ASU clarifies that

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

an entity should determine if it is the principal or the agent for each specified good or service promised in a contract with a customer. In April 2016, the FASB issued ASU No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. The core principle of Topic 606 is that an entity must recognize revenue when it has satisfied a performance obligation of transferring promised goods or services to a customer.  Management adopted the new guidance on July 1, 2018.  The Company's primary source of revenue is interest income which is recognized when earned and is deemed to be in compliance with the ASU.   Accordingly, the adoption of these ASUs is not expected to have a material impact on the Company's consolidated financial statements.

In January 2016, the FASB issued ASU No. 2016-01, Recognition and Measurement of Financial Assets. The new ASU significantly revises an entity's accounting related to (1) the classification and measurement of investments in equity securities and (2) the presentation of certain fair value changes for financial liabilities measured as fair value. It also amends certain disclosure requirements associated with the fair value of financial instruments.  Management adopted the new guidance on July 1, 2018. The adoption of ASU No. 2016-01 is not expected to have a material impact on the Company's consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The amendments in this ASU require lessees to recognize the following for all leases (with the exception of short-term) at the commencement date; a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term. The amendments in this ASU leave lessor accounting largely unchanged, although certain targeted improvements were made to align lessor accounting with the lessee accounting model. This ASU simplifies the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early application is permitted upon issuance. Lessees (for capital and operating leases) and lessors (for sales-type, direct financing, and operating leases) must apply a modified retrospective transition approach for leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements. The modified retrospective approach would not require any transition accounting for leases that expired before the earliest comparative period presented. Lessees and lessors may not apply a full retrospective transition approach. The effect of the adoption will depend on leases at time of adoption.  Once adopted, we expect to report higher assets and liabilities as a result of including right-of-use assets and lease liabilities related to certain banking offices and certain equipment under noncancelable operating lease agreements, however, based on current leases the adoption is not expected to have a material impact on the Company's consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU requires the measurement of all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. Financial institutions and other organizations will now use forward-looking information to better inform their credit loss estimates. The standard will take effect for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019.  Once adopted, we expect our allowance for loan losses to increase, however, until our evaluation is complete the magnitude of the increase will not be known.

In August 2016, the FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), a consensus of the FASB's Emerging Issues Task Force. The ASU is intended to reduce diversity in practice in how certain transactions are presented and classified in the statement of cash flows.   Management adopted the new guidance on July 1, 2018.  The adoption of ASU No. 2016-15 is not expected to have a material impact on the Company's consolidated financial statements.

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230), Restricted Cash. The ASU amends the required statement of cash flow disclosures to include the change in amounts generally described as restricted cash.  Management adopted the new guidance on July 1, 2018.  The adoption of ASU No. 2016-18 is not expected to have a material impact on the Company's consolidated financial statements.

In March 2017, the FASB issued ASU No. 2017-08, Receivables - Nonrefundable Fees and Other Costs (Subtopic 310-20):  Premium Amortization on Purchased Callable Debt Securities. The ASU shortens the amortization period for certain callable debt securities held at a premium.  The standard will take effect for SEC filers for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The adoption of ASU No. 2017-08 is not expected to have a material impact on the Company's consolidated financial statements.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

In May 2017, the FASB issued ASU No. 2017-09, Compensation Stock Compensation (Topic 718): Scope of Modification Accounting. This ASU provides clarity on the guidance related to stock compensation when there has been changes to the terms or conditions of a share-based payment award to which an entity would be required to apply modification accounting under ASC 718.  The ASU provides the three following criteria must be met in order to not account for the effect of the modification of terms or conditions: the fair value, the vesting conditions and the classification as an equity or liability instrument of the modified award is the same as the original award immediately before the original award is modified. Management adopted the new guidance on July 1, 2018. The adoption of ASU No. 2017-09 is not expected to have a material impact on the Company's consolidated financial statements.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This ASU amends the hedge accounting recognition and presentation requirements in ASC 815 to (1) improve the transparency and understandability of information conveyed to financial statement users about an entity's risk management activities by better aligning the entity's financial reporting for hedging relationships with those risk management activities and (2) reduce the complexity of and simplify the application of hedge accounting by preparers.  The amendments in this ASU permit hedge accounting for hedging relationships involving nonfinancial risk and interest rate risk by removing certain limitations in cash flow and fair value hedging relationships. In addition, the ASU requires an entity to present the earnings effect of the hedging instrument in the same income statement line item in which the earnings effect of the hedged item is reported.  Management adopted the new guidance on July 1, 2018.  The adoption of ASU No. 2017-12 is not expected to have a material impact on the Company's consolidated financial statements.

In February 2018, the FASB issued ASU No. 2018-02, Income Statement - Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income ("AOCI"). ASU 2018-02 eliminates the stranded tax effects within AOCI resulting from the application of current U.S. GAAP in response to the change in the U.S. corporate income tax rate from 35 percent to 21 percent as part of the Tax Act. Stranded tax effects unrelated to the Tax Act are released from AOCI using the security-by-security approach.  The Company elected to early adopt ASU 2018-02 effective during the year ended June 30, 2018 and applied the provisions retrospectively within our Consolidated Balance Sheets and Consolidated Statements of Shareholders' Equity. This adoption resulted in a one-time reclassification of the effect of remeasuring deferred tax liabilities related to items, primarily unrealized gains and losses on investments, within AOCI to retained earnings resulting from the change in the U.S. corporate income tax rate. This reclassification resulted in a decrease to AOCI and an increase to retained earnings in the amount of $39,496 for the year ended June 30, 2018, with no net impact to total stockholders' equity.

In March 2018, the FASB issued  ASU No. 2018-05, Income Taxes (Topic 740). This ASU was issued to provide guidance on the income tax accounting implications of the Tax Act and allows for entities to report provisional amounts for specific income tax effects of the Act for which the accounting under ASC Topic 740 was not yet complete but a reasonable estimate could be determined. A measurement period of one-year is allowed to complete the accounting effects under ASC Topic 740 and revise any previous estimates reported. Any provisional amounts or subsequent adjustments included in an entity's financial statements during the measurement period should be included in income from continuing operations as an adjustment to tax expense in the reporting period the amounts are determined. The Company adopted this ASU with the provisional adjustments as reported in the Consolidated Financial Statements in the Form 10-Q for the quarter ended December 31, 2017.  As of June 30, 2018 the Company did not incur any adjustments to the provisional recognition.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. This ASU amends the accounting for shared-based payments awards to nonemployees to align with the accounting for employee awards. Under the new guidance, the existing employee guidance will apply to nonemployee share-based transactions (as long as the transaction is not effectively a form of financing), with the exception of specific guidance related to the attribution of compensation cost. The cost of nonemployee awards will continue to be recorded as if the grantor had paid cash for the goods or services. In addition, the contractual term will be able to be used in lieu of an expected term in the option-pricing model for nonemployee awards. Amendments in this ASU are effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 and early adoption is permitted. The adoption of ASU No. 2018-07 is not expected to have a material impact on the Company's consolidated financial statements.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements. This ASU amended the new leases standard to give entities another option for transition and to provide lessors with a practical expedient. The transition option allows entities to not apply the new leases standard in the comparative periods they present in their financial statements in the year of adoption. The practical expedient provides lessors with an option to not separate non-lease components from the associated lease components when certain criteria are met and requires them to account for the combined component in accordance with the new revenue standard if the associated non-lease components are the predominant components. The amendments have the same effective date as ASU 2016-02 and the adoption of ASU No. 2018-11 is not expected to have a material impact on the Company's consolidated financial statements.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Note 2 - Proposed Merger with FS Bancorp, Inc.

On July 17, 2018, the Company entered into a merger agreement with FS Bancorp, Inc., a Washington corporation ("FS Bancorp"), The merger agreement provides that, upon the terms and subject to the conditions set forth therein, the Company will merge with and into FS Bancorp (the "merger"), with FS Bancorp as the surviving corporation in the merger.  Immediately after the effective time of the merger, FS Bancorp intends to merge Anchor Bank, a wholly-owned subsidiary of the Company, with and into 1st Security Bank of Washington, a wholly-owned subsidiary of FS Bancorp, with 1st Security Bank of Washington  as the surviving institution (the "bank merger").

Under terms of the merger agreement each share of  Company common stock will receive fixed consideration consisting of 0.2921 shares of FS Bancorp common stock and $12.40 per share in cash.  FS Bancorp will pay aggregate consideration of  725,585 shares of FS Bancorp common stock and $30.8 million in cash.  All unvested Company restricted stock awards outstanding immediately prior to the effective time of the merger will become fully vested and will be converted into a right to receive the merger consideration described immediately above.

The merger agreement contains customary representations and warranties from both FS Bancorp and the Company, and each party has agreed to customary covenants, including, among others, covenants relating to (1) the conduct of its business during the interim period between the execution of the merger agreement and the effective time of the merger, including, in the case of the Company, specific forbearances with respect to its business activities, (2) the Company's obligation to call a meeting of its shareholders to approve the merger agreement, and, subject to certain exceptions, that its board of directors recommend that  Company shareholders vote to approve the merger agreement, and (3) the Company's non-solicitation obligations regarding alternative acquisition proposals. The Merger Agreement provides certain termination rights for both FS Bancorp and the Company and further provides that a termination fee of $2.7 million will be payable by the Company upon termination of the merger agreement under certain circumstances.

The completion of the Merger is subject to customary conditions, including approval of the merger agreement by the Company's shareholders, and the receipt of required regulatory approvals.

Note 3 - Securities

The amortized cost and estimated fair market values of investment securities were as follows:
June 30, 2018	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
Municipal bonds	$155	$—	$—	$155
Mortgage-backed securities:
FHLMC (1)	10,337	11	(350)	9,998
FNMA (2)	7,494	—	(323)	7,171
GNMA (3)	421	—	(20)	401
	$18,407	$11	$(693)	$17,725
Securities held-to-maturity
Mortgage-backed securities:
FHLMC (1)	1,805	30	(84)	1,751
FNMA (2)	982	40	(26)	996
GNMA (3)	797	—	(44)	753
	$3,584	$70	$(154)	$3,500

(1)   Federal Home Loan Mortgage Corporation (Freddie Mac)
(2)  Federal National Mortgage Association (Fannie Mae)
(3) Government National Mortgage Association (Ginnie Mae)

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)
June 30, 2017	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available-for-sale
Municipal bonds	$165	$—	$—	$165
Mortgage-backed securities:
FHLMC	11,140	88	(125)	11,103
FNMA	9,532	—	(169)	9,363
GNMA	554	—	(15)	539
	$21,391	$88	$(309)	$21,170
Securities held-to-maturity
Municipal bonds	$—	$—	$—	$—
Mortgage-backed securities:
FHLMC	2,212	53	(52)	2,213
FNMA	1,209	71	(23)	1,257
GNMA	1,528	—	(44)	1,484
	$4,949	$124	$(119)	$4,954

There were 55 and 47 securities in an unrealized loss position at June 30, 2018 and 2017, respectively. The unrealized losses on investments in debt securities relate principally to the general change in interest rates in changing market conditions and not credit quality that has occurred since the securities' purchase dates, and such unrecognized losses or gains will continue to vary with general interest rate level fluctuations in the future. We do not intend to sell the temporarily impaired securities and it is not likely that we will be required to sell the securities prior to their maturity. We do expect to recover the entire amortized cost basis of the securities.  The fair value of temporarily impaired securities, the amount of unrealized losses, and the length of time these unrealized losses existed as of June 30, 2018 and 2017 were as follows:

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2018
Securities available-for-sale
Mortgage-backed securities:
FHLMC	$5,696	$(143)	$3,650	$(207)	$9,346	$(350)
FNMA	781	(27)	6,389	(296)	7,170	(323)
GNMA	—	—	402	(20)	402	(20)
	$6,477	$(170)	$10,441	$(523)	$16,918	$(693)

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2018
Securities held-to-maturity
Mortgage-backed securities:
FHLMC	$—	$—	$1,206	$(84)	$1,206	$(84)
FNMA	—	—	434	(26)	434	(26)
GNMA	—	—	753	(44)	753	(44)
	$—	$—	$2,393	$(154)	$2,393	$(154)

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2017
Securities available-for-sale
Mortgage-backed securities:
FHLMC	$2,626	$(25)	$3,185	$(100)	$5,811	$(125)
FNMA	4,578	(29)	4,563	(140)	9,141	(169)
GNMA	—	—	539	(15)	539	(15)
	$7,204	$(54)	$8,287	$(255)	$15,491	$(309)

	Less Than 12 Months		12 Months or Longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
June 30, 2017
Securities held-to-maturity
Mortgage-backed securities:
FHLMC	$—	$—	$1,548	$(52)	$1,548	$(52)
FNMA	—	—	539	(23)	539	(23)
GNMA	840	(13)	645	(31)	1,485	(44)
	$840	$(13)	$2,732	$(106)	$3,572	$(119)

Contractual maturities of securities at June 30, 2018 are listed below. Expected maturities of mortgage-backed securities may differ from contractual maturities because borrowers may have the right to call or prepay the obligations; therefore, these securities are classified separately with no specific maturity date.

June 30, 2018	Amortized Cost	Fair Value
Securities available-for-sale
Municipal bonds:
Due after ten years	$155	$155
Mortgage-backed securities:
FHLMC	10,337	9,998
FNMA	7,494	7,171
GNMA	421	401
	$18,407	$17,725

Securities held-to-maturity
Mortgage-backed securities:
FHLMC	$1,805	$1,751
FNMA	982	996
GNMA	797	753
	$3,584	$3,500

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Sales, maturities, and calls of securities for the years presented are summarized as follows:
	Year Ended June 30,
	2018	2017	2016
Proceeds from maturities and calls	$—	$852	$250

Pledged securities at the dates indicated are summarized as follows:

	June 30, 2018		June 30, 2017
Pledged to secure:	Book Value	Fair Value	Book Value	Fair Value
Certain public deposits	$4,035	$3,903	$5,143	$5,172
FHLB borrowings	766	770	977	1,009
Federal Reserve borrowing line	1,323	1,249	852	840

Note 4 - Loans Receivable

Loans receivable consisted of the following at the dates indicated:
	June 30,
	2018	2017
Real estate:
One-to-four family	$62,110	$59,735
Multi-family	57,639	60,500
Commercial	150,050	155,525
Construction	85,866	49,151
Land	5,515	8,054
Total real estate	361,180	332,965
Consumer:
Home equity	12,291	13,991
Credit cards	2,284	2,596
Automobile	372	627
Other consumer	960	1,524
Total consumer	15,907	18,738

Commercial business	20,329	31,603
Total loans	397,416	383,306
Less:
Deferred loan fees and loan premiums, net	1,002	1,292
Allowance for loan losses	4,370	4,106
Loans receivable, net	$392,044	$377,908

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

A summary of activity in the allowance for loan losses follows:
	June 30,
	2018	2017	2016
Beginning balance	$4,106	$3,779	$3,721
Provision for losses	405	310	340
Charge-offs	(252)	(324)	(957)
Recoveries	111	341	675
Ending balance	$4,370	$4,106	$3,779

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended June 30, 2018:

	One-to- four family	Multi- family	Commercial real estate	Construction	Land	Consumer (1)	Commercial business	Unallocated	Total

Allowance for loan losses:
Beginning balance	$495	$580	$1,566	$651	$120	$378	$316	$—	$4,106
Provision (benefit) for loan losses	(214)	5	112	625	(37)	(17)	(69)	—	405
Charge-offs	—	—	(200)	—	—	(52)	—	—	(252)
Recoveries	58	—	—	4	—	44	5	—	111
Ending balance	$339	$585	$1,478	$1,280	$83	$353	$252	$—	$4,370
(1)	Consumer loans include home equity, credit cards, auto, and other consumer loans. The only consumer loans with impairment are home equity loans.

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended June 30, 2017:

	One-to- four family	Multi- family	Commercial real estate	Construction	Land	Consumer (1)	Commercial business	Unallocated	Total

Allowance for loan losses:
Beginning balance	$798	$454	$1,333	$271	$75	$516	$332	$—	$3,779
Provision (benefit) for loan losses	(494)	126	330	327	45	(1)	(23)	—	310
Charge-offs	(21)	—	(110)	—	—	(193)	—	—	(324)
Recoveries	212	—	13	53	—	56	7	—	341
Ending balance	$495	$580	$1,566	$651	$120	$378	$316	$—	$4,106
(1)	Consumer loans include home equity, credit cards, auto, and other consumer loans. The only consumer loans with impairment are home equity loans.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table presents the activity in the allowance for loan losses by portfolio segment for the year ended June 30, 2016:
	One-to- four family	Multi- family	Commercial real estate	Construction	Land	Consumer (1)	Commercial business	Unallocated	Total

Allowance for loan losses:
Beginning balance	$1,113	$95	$262	$247	$75	$445	$1,405	$79	$3,721
Provision (benefit) for loan losses	(251)	353	1,295	(325)	—	343	(996)	(79)	340
Charge-offs	(258)	—	(225)	—	—	(390)	(84)	—	(957)
Recoveries	194	6	1	349	—	118	7	—	675
Ending balance	$798	$454	$1,333	$271	$75	$516	$332	$—	$3,779
(1)	Consumer loans include home equity, credit cards, auto, and other consumer loans. The only consumer loans with impairment are home equity loans.

The following table presents loans individually evaluated for impairment by class of loans as of June 30, 2018:

	Recorded Investments	Unpaid Principal Balance	Related Allowance
With no allowance recorded
One-to-four family	$608	$794	$—
Home equity	330	345	—
Commercial business	285	366	—
With an allowance recorded
One-to-four family	2,341	2,351	85
Land	300	300	13
Home equity	150	150	80
Other consumer	14	14	13
Total
One-to-four family	2,949	3,145	85
Land	300	300	13
Home equity	480	495	80
Other consumer	14	14	13
Commercial business	285	366	—
Total	$4,028	$4,320	$191

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table presents loans individually evaluated for impairment by class of loans as of June 30, 2017:

	Recorded Investments	Unpaid Principal Balance	Related Allowance
With no allowance recorded
One-to-four family	$1,818	$1,991	$—
Commercial real estate	1,992	1,992	—
Home equity	299	303	—
Commercial business	606	668	—
With an allowance recorded
One-to-four family	3,210	3,220	143
Land	311	311	22
Home equity	262	262	32
Commercial business	23	23	1
Total
One-to-four family	5,028	5,211	143
Commercial real estate	1,992	1,992	—
Land	311	311	22
Home equity	561	565	32
Commercial business	629	691	1
Total	$8,521	$8,770	$198

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table presents the average recorded investment in loans individually evaluated for impairment and the interest income recognized for the year ended June 30, 2018:

	Year Ended June 30, 2018
	Average Recorded Investment	Interest Income Recognized
With no allowance recorded
One-to-four family	$1,213	$4
Commercial real estate	996	—
Home equity	315	8
Commercial business	446	8
With an allowance recorded
One-to-four family	2,776	109
Land	306	19
Home equity	206	7
Commercial business	12	—
Total
One-to-four family	3,989	113
Commercial real estate	996	—
Land	306	19
Home equity	521	15
Commercial business	458	8
Total	$6,270	$155

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table presents the average recorded investment in loans individually evaluated for impairment and the interest income recognized for the year ended June 30, 2017:

	Year Ended June 30, 2017
	Average Recorded Investment	Interest Income Recognized
With no allowance recorded
One-to-four family	$1,934	$51
Commercial real estate	1,156	93
Land	87	—
Home equity	180	12
Commercial business	335	43
With an allowance recorded
One-to-four family	5,222	147
Land	314	19
Home equity	315	13
Commercial business	74	2
Total
One-to-four family	7,156	198
Commercial real estate	1,156	93
Land	401	19
Home equity	495	25
Commercial business	409	45
Total	$9,617	$380

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table presents the average recorded investment in loans individually evaluated for impairment and the interest income recognized for the year ended June 30, 2016:

	Year Ended June 30, 2016
	Average Recorded Investment	Interest Income Recognized
With no allowance recorded
One-to-four family	$1,913	$62
Commercial real estate	—	15
Land	210	11
Home equity	63	3
Other consumer	16	—
Commercial business	95	9
With an allowance recorded
One-to-four family	7,500	310
Land	362	22
Home equity	290	19
Commercial business	503	2
Total
One-to-four family	9,413	372
Commercial real estate	—	15
Land	572	33
Home equity	353	22
Other consumer	16	—
Commercial business	598	11
Total	$10,952	$453

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of June 30, 2018:

	One-to- four family	Multi- family	Commercial real estate	Construction	Land	Consumer(1)	Commercial business	Unallocated	Total

Allowance for loan losses:
Ending balance	$339	$585	$1,478	$1,280	$83	$353	$252	$—	$4,370
Ending balance: individually evaluated for impairment	85	—	—	—	13	93	—	—	191
Ending balance: collectively evaluated for impairment	$254	$585	$1,478	$1,280	$70	$260	$252	$—	$4,179

Loans receivable:
Ending balance	$62,110	$57,639	$150,050	$85,866	$5,515	$15,907	$20,329	$—	$397,416
Ending balance: individually evaluated for impairment	2,949	—	—	—	300	494	285	—	4,028
Ending balance: collectively evaluated for impairment	$59,161	$57,639	$150,050	$85,866	$5,215	$15,413	$20,044	$—	$393,388
(1)	Consumer loans include home equity, credit cards, auto and other consumer loans.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of June 30, 2017:
	One-to- four family	Multi- family	Commercial real estate	Construction	Land	Consumer (1)	Commercial business	Unallocated	Total

Allowance for loan losses:
Ending balance	$495	$580	$1,566	$651	$120	$378	$316	$—	$4,106
Ending balance: individually evaluated for impairment	143	—	—	—	22	32	1	—	198
Ending balance: collectively evaluated for impairment	$352	$580	$1,566	$651	$98	$346	$315	$—	$3,908

Loans receivable:
Ending balance	$59,735	$60,500	$155,525	$49,151	$8,054	$18,738	$31,603	$—	$383,306
Ending balance: individually evaluated for impairment	5,028	—	1,992	—	311	561	629	—	8,521
Ending balance: collectively evaluated for impairment	$54,707	$60,500	$153,533	$49,151	$7,743	$18,177	$30,974	$—	$374,785
(1)	Consumer loans include home equity, credit cards, auto, and other consumer loans.

The following table presents the recorded investment in nonaccrual loans and loans past due 90 days still on accrual by type of loans as of the dates indicated:
	June 30,
	2018	2017
One-to-four family	$507	$1,170
Commercial real estate	—	1,992
Home equity	207	242
Commercial business	222	300
Total	$936	$3,704

The table above includes $936,000 in nonaccrual and no loans past due 90 days or more and still accruing interest, net of partial loan charge-offs at June 30, 2018.  There were $3.7 million in nonaccrual and no loans past due 90 days or more and still accruing interest, net of partial loan charge-offs at June 30, 2017.

Past Due Loans.  Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table presents past due loans, net of partial loan charge-offs, by class of loans, as of June 30, 2018:

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due (1)	Total Past Due	Current	Total Loans

One-to-four family	$683	$122	$507	$1,312	$60,798	$62,110
Multi-family	—	—	—	—	57,639	57,639
Commercial real estate	—	—	—	—	150,050	150,050
Construction	—	—	—	—	85,866	85,866
Land	—	—	—	—	5,515	5,515
Home equity	220	—	207	427	11,864	12,291
Credit cards	6	8	—	14	2,270	2,284
Automobile	—	—	—	—	372	372
Other consumer	4	—	—	4	956	960
Commercial business	9	—	222	231	20,098	20,329
Total	$922	$130	$936	$1,988	$395,428	$397,416
(1)  Includes loans on nonaccrual status, that may be less than 90 days contractually past due.

The following table presents past due loans, net of partial loan charge-offs, by class of loans as of June 30, 2017:

	30-59 Days Past Due	60-89 Days Past Due	90 Days Or More Past Due (1)	Total Past Due	Current	Total Loans

One-to-four family	$15	$—	$1,170	$1,185	$58,550	$59,735
Multi-family	—	—	—	—	60,500	60,500
Commercial real estate	187	—	1,992	2,179	153,346	155,525
Construction	—	—	—	—	49,151	49,151
Land	—	—	—	—	8,054	8,054
Home equity	16	4	242	262	13,729	13,991
Credit cards	13	—	—	13	2,583	2,596
Automobile	—	—	—	—	627	627
Other consumer	—	8	—	8	1,516	1,524
Commercial business	107	—	300	407	31,196	31,603
Total	$338	$12	$3,704	$4,054	$379,252	$383,306
(1)  Includes loans on nonaccrual status, that may be less than 90 days contractually past due.

Credit Quality Indicators.  The Bank utilizes a ten-point risk rating system and assign a risk rating for all credit exposures. The risk rating system is designed to define the basic characteristics and identify risk elements of each credit extension.

Credits risk rated 1 through 7 are considered to be "pass" credits. Pass credits can be assets where there is virtually no credit risk, such as cash secured loans with funds on deposit with the Bank. Pass credits also include credits that are on our Watch and Special Mention lists, where the borrower exhibits potential weaknesses, which may, if not checked or corrected, negatively affect the borrower's financial capacity and threaten their ability to fulfill debt obligations in the future. A seasoned loan with a Debt Service Coverage Ratio ("DSCR") of greater than 1.00 is the minimum acceptable level for a "Pass Credit". Particular attention is paid to the coverage trend analysis as any loan with a declining DSCR trend may warrant a higher risk grade even if the current coverage is at or above the 1.00 threshold.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Credits classified as Watch are risk rated 6 and possess weaknesses that deserve management's close attention. These assets do not expose the Bank to sufficient risk to warrant adverse classification in the substandard, doubtful or loss categories. The Bank uses this rating when a material documentation deficiency exists but correction is anticipated within an acceptable time frame.

A loan classified as Watch may have the following characteristics:

•	Acceptable asset quality, but requiring increased monitoring. Strained liquidity and less than anticipated performance. The loan may be fully leveraged.
•	Apparent management weakness, perhaps demonstrated by an irregular flow of adequate and/or timely performance information required to support the credit.
•	The borrower has a plausible plan to correct problem(s) in the near future that is devoid of material uncertainties.
•	Lacks reserve capacity, so the risk rating will improve or decline in relatively short time (results of corrective actions should be apparent within six months or less).

Credits classified as Special Mention are risk rated 7.  These credits have potential weaknesses that deserve management's close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the asset.   Special Mention assets are not adversely classified and do not expose the Bank to sufficient risk to warrant adverse classification.

A loan classified as Special Mention may have the following characteristics:

•	Performance is poor or significantly less than expected. A debt service deficiency either exists or cannot be ruled out.
•
Generally an undesirable business credit. Assets in this category are protected, but are potentially weak. These assets constitute an undue and unwarranted credit risk, but not to the point of justifying a classification of Substandard.   Special mention assets have potential weaknesses which may, if not checked or corrected, weaken the asset or inadequately protect the Bank's credit position at some future date.

•
Assets which might be detailed in this category include credits that the lending officer may be unable to supervise properly because of lack of expertise, an inadequate loan agreement, the condition of and control over collateral, failure to obtain proper documentation, or any other deviations from prudent lending practices.

•	An adverse trend in the borrower's operations or an imbalanced position in the balance sheet which does not jeopardize liquidation may best be handled by this classification.
•
A Special Mention classification should not be used as a compromise between a pass and substandard rating. Assets in which actual, not potential, weaknesses are evident and significant, and should be considered for more serious criticism.

A loan classified as Substandard is risk rated 8.  They are characterized by the distinct possibility that the Bank will sustain some loss if the deficiencies are not corrected.  An asset is considered Substandard if it is inadequately protected by the current net worth and payment capacity of the borrower or of any collateral pledged.

A loan classified as Substandard may have the following characteristics:

•
Unacceptable business credit. The asset is inadequately protected by the current sound worth and paying capacity of the borrower or of the collateral pledged, if any. Assets so classified must have a well defined weakness or weaknesses that jeopardize the liquidation of the debt.

•	Though no loss is envisioned, the outlook is sufficiently uncertain to preclude ruling out the possibility. Some liquidation of assets will likely be necessary as a corrective measure.
•
Assets in this category may demonstrate performance problems such as debt servicing deficiencies with no immediate relief, including having a DSCR of less than 1.00. Borrowers have an inability to adjust to prolonged and unfavorable industry or economic trends. Management's character and/or effectiveness have become suspect.

A loan classified as Doubtful is risk rated 9 and has all the inherent weaknesses as those classified Substandard with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions, and values highly questionable is improbable.
A loan classified as Doubtful is risk rated 9 and has the following characteristics:
•
The possibility of loss is extremely high, but because of certain important and reasonable specific pending factors which may work to the advantage and strengthening of the asset, its classification as an estimated loss is deferred until its more exact status may be determined.

•	Pending factors include proposed merger, acquisition, or liquidation procedures, capital injection, perfecting liens on additional collateral and refinancing plans.
A loan risk rated 10 is a loan for which a total loss is expected.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

A loan classified as a Loss has the following characteristics:
•
An uncollectible asset or one of such little value that it does not warrant classification as an active, earning asset. Such an asset may, however, have recovery or salvageable value, but not to the point of deferring full write off, even though some recovery may occur in the future.

•	The Bank will charge off such assets as a loss during the accounting period in which they were identified.
•	Loan to be eliminated from the active loan reporting system via charge off.

The following table represents the internally assigned grade as of June 30, 2018, by class of loans:

	One-to- four family	Multi- family	Commercial real estate	Construction	Land	Home equity	Credit cards	Automobile	Other consumer	Commercial business	Total
Grade:
Pass	$60,525	$57,315	$148,584	$85,866	$5,515	$11,637	$2,270	$360	$951	$19,829	$392,852
Watch	689	324	1,466	—	—	297	14	12	5	278	3,085
Special Mention	389	—	—	—	—	150	—	—	4	—	543
Substandard	507	—	—	—	—	207	—	—	—	222	936
Doubtful	—	—	—	—	—	—	—	—	—	—	—
Total	$62,110	$57,639	$150,050	$85,866	$5,515	$12,291	$2,284	$372	$960	$20,329	$397,416

The following table represents the internally assigned grade as of June 30, 2017, by class of loans:

	One-to- four family	Multi- family	Commercial real estate	Construction	Land	Home equity	Credit cards	Automobile	Other consumer	Commercial business	Total
Grade:
Pass	$57,075	$59,973	$150,762	$49,151	$7,743	$13,202	$2,583	$627	$1,510	$29,972	$372,598
Watch	984	527	2,771	—	311	361	13	—	6	1,224	6,197
Special Mention	646	—	—	—	—	36	—	—	1	107	790
Substandard	1,030	—	1,992	—	—	392	—	—	7	300	3,721
Doubtful	—	—	—	—	—	—	—	—	—	—	—
Total	$59,735	$60,500	$155,525	$49,151	$8,054	$13,991	$2,596	$627	$1,524	$31,603	$383,306

Troubled Debt Restructured Loans.  A troubled debt restructured ("TDR") is a loan where the Company, for economic or legal reasons related to the borrower's financial condition, has granted a concession to the borrower that it would otherwise not consider so that the borrower can continue to make payments while minimizing the Company's potential loss. The modifications have included items such as lowering the interest rate on the loan for a period of time and extending the maturity date of the loan. These modifications are made only when there is a reasonable and attainable workout plan that has been agreed to by the borrower and is in the Bank's best interest.
The Bank has utilized a combination of rate and term modifications for its TDRs.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table represents TDRs by accrual versus nonaccrual status and by class of loans as of June 30, 2018:

	June 30, 2018
	Accrual Status	Nonaccrual Status	Total Modifications

One-to-four family	$2,443	$108	$2,551
Land	299	—	299
Home equity	124	—	124
Other consumer	14	—	14
Commercial business	63	—	63
Total	$2,943	$108	$3,051

The following table represents TDRs by accrual versus nonaccrual status and by class of loans as of June 30, 2017:

	June 30, 2017
	Accrual Status	Nonaccrual Status	Total Modifications

One-to-four family	$3,622	$131	$3,753
Land	311	—	311
Home equity	169	—	169
Commercial business	87	—	87
Total	$4,189	$131	$4,320

There were no new TDR loans, or renewals or modifications of existing TDR loans during the years ended June 30, 2018 and 2017.

The following tables present TDRs and their recorded investment prior to the modification and after the modification for TDR transactions that originated during the year ended June 30, 2016:

	Year Ended June 30, 2016
	Number of Contracts	Pre-TDR Recorded Investment	Post -TDR Recorded Investment

One-to-four family	1	$273	$240
Total	1	$273	$240

There were no TDRs for which there was a payment default within the first 12 months of modification during the years ended June 30, 2018, 2017 and 2016.  No additional funds are committed to be advanced in connection with impaired loans at June 30, 2018.

Note 5 - Real Estate Owned, net

The following table is a summary of REO for the years ended June 30, 2018, 2017 and 2016:

	Year Ended June 30,
	2018	2017	2016

Balance at the beginning of the period	$867	$373	$797
Net loans transferred to real estate owned	1,785	945	574
Capitalized improvements	823	—	—
Gross proceeds from sale of REO	(2,886)	(510)	(973)
Gain on sale of REO	148	59	58
Impairments	—	—	(83)
Balance at the end of the period	$737	$867	$373

At June 30, 2018 and 2017, the Bank had $737,000 and $777,000, respectively, of foreclosed residential real estate property in REO. The recorded investment in mortgage loans collateralized by residential real estate in the process of foreclosure totaled $59,000 and $231,000 for June 30, 2018 and 2017, respectively.

Note 6 - Property, Premises, and Equipment

Property, premises, and equipment owned by the Company are summarized as follows:

	June 30,
	2018	2017
Land	$2,027	$2,192
Building and improvements	14,248	14,372
Furniture and fixtures	3,623	3,717
Automobiles	304	345
Software	705	705
Leasehold improvements	—	—
	20,907	21,331
Less accumulated depreciation and amortization	(12,243)	(11,971)
Property, premises, and equipment, net of depreciation and amortization	$8,664	$9,360

Depreciation and amortization expense for the years ended June 30, 2018, 2017 and 2016, was $623,000, $703,000 and $650,000, respectively.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Note 7 - Deposits

Deposits consist of the following:

	June 30,
	2018		2017
	Amount	Percent	Amount	Percent

Noninterest-bearing demand deposits	$55,381	15.4%	$52,606	15.3%
Interest-bearing demand deposits, weighted-average rate of 0.04% and 0.04% in fiscal 2018 and fiscal 2017, respectively	34,030	9.5	31,464	9.1
Savings deposits, weighted-average rate of 0.15% in fiscal 2018 and 0.15% in fiscal 2017	44,271	12.3	43,454	12.6
Money market accounts, weighted-average rate of 0.52% and 0.40% in fiscal 2018 and fiscal 2017, respectively	59,863	16.7	73,154	21.2
Certificates of deposit
0.00 to 3.49%	162,243	45.2	128,880	37.3
3.50 to 5.49%	3,233	0.9	15,629	4.5
Total of certificates of deposit	165,476	46.1	144,509	41.8
Total deposits	$359,021	100.0%	$345,187	100.0%
Certificates of deposit in denominations of $250,000 or more totaled $40.1 million and $26.8 million at June 30, 2018 and 2017, respectively. Included in deposits at June 30, 2018 and 2017, were $10.8 million and $9.3 million, respectively, of public funds. There was one $5.0 million brokered deposit at June 30, 2018 and no brokered deposits at June 30, 2017.

As of June 30, 2018, certificates of deposit mature as follows:

Year Ended June 30,	Amount

2019	$100,348
2020	42,070
2021	6,309
2022	7,999
Thereafter	8,750
$165,476

Note 8 - Borrowings

The Bank is a member of the FHLB of Des Moines. Based on eligible collateral, consisting of loans at June 30, 2018 and 2017, the total amount available under this line of credit was $167.9 million and $162.8 million, respectively. The total balance of loans pledged at June 30, 2018 and 2017 was $264.7 million and $260.1 million, respectively.  The total balance of advances outstanding was $37.0 million and $45.5 million at June 30, 2018 and 2017. The net remaining amounts available as of June 30, 2018 and 2017 were $124.9 million and $111.3 million, respectively. Borrowings generally provide for interest at the then-current published rates. FHLB advances (at weighted-average interest rates of 1.90% and 1.16% at June 30, 2018 and 2017, respectively) and lines of credit are scheduled to mature as follows:

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

	June 30,
	2018	2017
One year or less	$7,500	$30,500
After one year through three years	29,500	7,500
More than three years	—	7,500
	$37,000	$45,500

Advances from the FHLB are collateralized by all FHLB stock owned by the Bank, deposits with the FHLB, certain investments, and all loans as described in the Advances, Pledge, and Security Agreement with the FHLB. The maximum and average outstanding advances and lines of credit from the FHLB are as follows:

	June 30,
	2018	2017
Highest outstanding advances at month-end for the previous 12 months	$63,000	$63,000
Average outstanding	$44,663	$51,817

The Bank also maintains a short-term borrowing line with the Federal Reserve with total credit based on eligible collateral. As of June 30, 2018, the Bank had a borrowing capacity of $1.2 million, of which none was outstanding. Additionally the Bank has a $5.0 million borrowing line with Pacific Coast Bankers' Bank of which we were able to borrow $4.9 million and $5.0 million at June 30, 2018 and 2017, respectively.

Note 9 - Employee Benefit Plans

On January 25, 2011, the Company established an ESOP for the benefit of substantially all employees. The ESOP borrowed $1.0 million from Anchor Bancorp and used those funds to acquire 102,000 shares of the Anchor Bancorp's common stock at the time of the initial public offering at a price of $10.00 per share.

Shares purchased by the ESOP with the loan proceeds are held in a suspense account and allocated to ESOP participants on a pro rata basis as principal and interest payments are made by the ESOP to Anchor Bancorp. The loan is secured by shares purchased with the loan proceeds and will be repaid by the ESOP with funds from the Company's discretionary contributions to the ESOP and earnings on the ESOP assets. Payments of principal and interest are due annually on June 30, the Company's fiscal year end.

As shares are committed to be released from collateral, the Company reports compensation expense equal to the daily average market prices of the shares and the shares become outstanding for EPS computations. The compensation expense is accrued throughout the year.

Compensation expense related to the ESOP for the years ended June 30, 2018, 2017 and 2016 was $171,000, $176,000 and $163,000 respectively.

Shares held by the ESOP as of the dates indicated are as follows:

	June 30,
	2018	2017

Allocated shares	53,514	46,631
Unallocated shares	48,486	55,369
Total ESOP shares	102,000	102,000
Fair value of unallocated shares	$1,268	$1,387

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Note 10 - Stock-Based Compensation

On October 21, 2015, the Company's shareholders approved the Anchor Bancorp 2015 Equity Incentive Plan ("Plan"), which provides for awards of restricted stock, restricted stock units, and stock options to directors, advisory directors, directors emeriti, officers and employees. The cost of awards under the Plan generally is based on the fair value of the awards on their grant date. The maximum number of shares that may be utilized for awards under the Plan is 193,800.  Shares of common stock issued under the Plan may be authorized but unissued shares or repurchased shares.

As of June 30, 2018, awards for restricted stock totaling 87,572 shares were outstanding and no restricted stock units or stock options have been granted under the Plan.  Awarded shares of restricted stock typically vest over various periods as long as the director, advisory director, directors emeriti, officer or employee remains in service to the Company.  The Company recognizes compensation expense for the restricted stock awards based on the fair value of the shares at the award date.

For the year ended June 30, 2018 total compensation expense for the Plan was $91,000 and the related income tax benefit was $25,000.

The following tables provide a summary of changes in non-vested restricted stock awards for the year ended June 30, 2018:

	For the Year Ended June 30, 2018
		Weighted- Average Grant Date Fair Value
	Shares
Non-vested at July 1, 2017	38,424	$25.75
Granted	—	—
Vested	(20,258)	25.75
Forfeited and canceled	(10,710)	25.03
Non-vested at June 30, 2018	7,456	25.75

As of June 30, 2018, there was $64,000 of total unrecognized compensation costs related to non-vested shares granted as restricted stock awards.  The cost is expected to be recognized over the remaining weighted-average vesting period of approximately two years.  The total fair value of shares vested during the year ended June 30, 2018 was $773,000.

Note 11 - Supplemental Executive Retirement Plan (SERP)

On July 1, 2002, the Bank implemented a nonqualified SERP for the benefit of senior officers and directors of the Bank. The SERP entitles these individuals to receive defined benefits upon their retirement or death based on the appreciation in Bank value.  The SERP value is based on the Company's stock price and the change from the last trading day of March 31, 2017 to March 31, 2018.  On January 1, 2004, the SERP was amended to provide that a participant's SERP unit shall be valued at no less than 90%, and no more than 125%, of the participant's SERP unit as of the preceding valuation date. The value of the participant's SERP unit is based upon the stock value of the Bank. The accrual for the deferred compensation owed under the SERP is based upon the net present value of the vested benefits expected to be paid under the SERP.  The Bank recognized $29,000, $18,000, and $123,000 in compensation cost related to the SERP for the years ended June 30, 2018, 2017, and 2016, respectively. The SERP liability totaled $1.7 million at June 30, 2018 and 2017, respectively.

Note 12 - Earnings Per Share

Basic earnings per common share is the amount of earnings available to each share of common stock outstanding during the reporting period and is equal to net income divided by the weighted average number of shares outstanding during the period, without considering any dilutive items. Unvested share-based awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method described in ASC 260-10-45-60B. Diluted earnings per share is the amount of earnings available to each share of common stock outstanding during the period adjusted to include the effect of potentially dilutive common shares that may be issued upon the vesting of restricted stock awards.  At June 30, 2018 and 2017 the difference in EPS under the two-class method was not significant.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following table details the calculation of basic and diluted earnings per share:

	For the Year Ended June 30,
	2018	2017	2016
Net income	$2,191	$2,350	$495
Less: Earnings allocated to participating securities	—	—	—
Earnings allocated to common shareholders	2,191	2,350	495

Basic weighted-average common shares outstanding	2,423,882	2,402,106	2,452,455
Potentially dilutive incremental shares	6,389	23,406	7,071
Diluted weighted-average common shares outstanding	2,430,271	2,425,512	2,459,526

Basic earnings per share	$0.90	$0.98	$0.20
Diluted earnings per share	$0.90	$0.97	$0.20

Shares owned by the Company's ESOP that have not been allocated are not considered to be outstanding for the purpose of computing basic and diluted EPS.  As of June 30, 2018, 2017 and 2016 there were 48,486, 55,369 and 62,252 shares, respectively, which had not been allocated under the Company's ESOP.

Potential dilutive shares are excluded from the computation of earnings per share if their effect is anti-dilutive. For the years ended June 30, 2018, 2017 and 2016, there were no anti-dilutive shares included in the computation of diluted earnings per share because the incremental shares under the treasury stock method of calculation resulted in them being anti-dilutive.

Note 13 - Related Party Transactions

During the normal course of business, the Bank originates loans to directors, committee members, and senior management. Such loans are granted with interest rates, terms, and collateral requirements substantially the same as those for all other customers.

Total deposits from directors, executive officers, and their affiliates for the years ended June 30, 2018, 2017, and 2016 were $1.8 million, $1.9 million, and $1.8 million, respectively.

Total loans to directors, executive officers, and their affiliates are subject to regulatory limitations.  Aggregate loans balances are as follows and were within regulatory limitations:

	At June 30,
	2018	2017	2016
Beginning balance	$148	$222	$277
Extensions of credit	—	—	5
Repayments	115	74	60
Ending balance	$33	$148	$222

Note 14 - Regulatory Capital Requirements

The Bank is subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the table that follows) of total and Tier I capital to risk-weighted assets (as defined) and of Tier I capital (as defined) to average assets (as defined).

Effective January 1, 2015 (with some changes transitioned into full effectiveness over two to four years), the Bank became subject to new capital requirements which created a new required ratio for common equity Tier 1 ("CET1") capital, increased the leverage and Tier 1 capital ratios, changed the risk-weightings of certain assets for purposes of the risk-based capital ratios, created an additional capital conservation buffer over the required capital ratios and changed what qualifies as capital for purposes of meeting these various capital requirements. The Bank is required to maintain additional levels of Tier 1 common equity over the minimum risk-based capital levels before it may pay dividends, repurchase shares or pay discretionary bonuses.

The minimum requirements are a ratio of common equity Tier 1 capital (CET1 capital) to total risk-weighted assets the ("CET1 risk-based ratio") of 4.5%, a Tier 1 capital ratio of 6.0%, a total capital ratio of 8.0%, and a leverage ratio of 4.0%.

In addition to the capital requirements, there are a number of changes in what constitutes regulatory capital, subject to a certain transition period. These changes include the phasing-out of certain instruments as qualifying capital. The Bank does not have any of these instruments. Mortgage servicing and deferred tax assets over designated percentages of CET1 are deducted from capital, subject to a transition period ending December 31, 2017. CET1 consists of Tier 1 capital less all capital components that are not considered common equity. In addition, Tier 1 capital includes accumulated other comprehensive income, which includes all unrealized gains and losses on available for sale debt and equity securities, subject to a transition period ending December 31, 2017. Because of the Bank's asset size, the Bank is not considered an advanced approaches banking organization and has elected to permanently opt-out of the inclusion of unrealized gains and losses on available for sale debt and equity securities in its capital calculations.

The requirements also included changes in the risk-weighting of assets to better reflect credit risk and other risk exposure. These include a 150% risk weight (up from 100%) for certain high volatility commercial real estate acquisition, development and construction loans and for non-residential mortgage loans that are 90 days past due or otherwise in nonaccrual status; a 20% (up from 0%) credit conversion factor for the unused portion of a commitment with an original maturity of one year or less that is not unconditionally cancellable; and a 250% risk weight (up from 100%) for mortgage servicing and deferred tax assets that are not deducted from capital.

In addition to the minimum CET1, Tier 1 and total capital ratios, the Bank has to maintain a capital conservation buffer consisting of additional CET1 capital equal above the required minimum levels in order to avoid limitations on paying dividends, engaging in share repurchases, and paying discretionary bonuses based on percentages of eligible retained income that could be utilized for such actions. This new capital conservation buffer requirement began to be phased in starting in January 2016 at an amount more than 0.625% of risk-weighted assets and will increase each year until fully implemented to an amount requiring more than 2.5% of risk-weighted assets in January 2019.  As of June 30, 2018, the conservation buffer required an amount more than 1.875%.

Under the new standards, in order to be considered well-capitalized, the Bank must maintain a CET1 risk-based ratio of 6.5% (new), a Tier 1 risk-based ratio of 8% (increased from 6%), a total risk-based capital ratio of 10% (unchanged) and a leverage ratio of 5% (unchanged).  As of June 30, 2018, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The Bank's capital accounts and ratios are also presented in the following table:
	Actual		Minimum Capital Requirement		Minimum to be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of June 30, 2018
Total capital (to risk-weighted assets)	$67,337	16.6%	$32,423	8.0%	$40,529	10.0%
Tier I capital (to risk-weighted assets)	62,967	15.5	24,318	6.0	32,423	8.0
Common equity Tier 1 capital (to risk-weighted assets)	62,967	15.5	18,238	4.5	26,344	6.5
Tier I leverage capital (to average assets)	62,967	13.5	18,689	4.0	23,362	5.0

As of June 30, 2017
Total capital (to risk-weighted assets)	$63,781	15.1%	$33,742	8.0%	$42,178	10.0%
Tier I capital (to risk-weighted assets)	59,675	14.1	25,307	6.0	33,742	8.0
Common equity Tier 1 capital (to risk-weighted assets)	59,675	14.1	18,980	4.5	27,415	6.5
Tier I leverage capital (to average assets)	59,675	13.0	18,328	4.0	22,910	5.0

Anchor Bancorp exceeded all regulatory capital requirements with Tier 1 Leverage-Based Capital, Common Equity Tier 1 Capital, Tier 1 Risk- Based Capital and Total Risk-Based Capital ratios of 14.4%, 16.6%, 16.6% and 17.7%, respectively, as of June 30, 2018.  As of June 30, 2017, Anchor Bancorp's Tier 1 Leverage-Based Capital, Common Equity Tier 1 Capital, Tier 1 Risk-Based Capital and Total Risk-Based Capital ratios were 14.0%, 15.2%, 15.2% and 16.2%, respectively.

In May 2018 the Economic Growth, Regulatory Relief and Consumer Protection Act (the "Act"), was enacted to modify or remove certain financial reform rules and regulations, including some of those implemented under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd Frank Act"). The Act, among other matters, simplifies the regulatory capital rules for financial institutions and their holding companies with total consolidated assets of less than $10 billion by instructing the federal banking regulators to establish a single "Community Bank Leverage Ratio" of between 8 and 10 percent. Any qualifying depository institution or its holding company that exceeds the "community bank leverage ratio" will be considered to have met generally applicable leverage and risk-based regulatory capital requirements and any qualifying depository institution that exceeds the new ratio will be considered to be "well capitalized" under the prompt corrective action rules. The Act also expands the category of holding companies that may rely on the "Small Bank Holding Company and Savings and Loan Holding Company Policy Statement" by raising the maximum amount of assets a qualifying holding company may have from $1 billion to $3 billion.  A major effect of this change is to exclude such holding companies from the minimum capital requirements of the Dodd-Frank Act. It is difficult at this time to predict when or how any new standards under the Act will ultimately be applied or what specific impact the Act and the yet-to-be-written implementing rules and regulations will have on the Company.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Note 15 - Income Taxes

The components of current and deferred tax expense for the years ended June 30, 2018, 2017 and 2016 were as follows:

	Year Ended June 30,
	2018	2017	2016

Current	$(598)	$21	$126
Deferred	4,560	1,018	(87)
Total	$3,962	$1,039	$39

Retained earnings at June 30, 2018 and 2017, included $5.5 million in tax-basis bad debt reserves for which no income tax liability has been recorded. In the future, if this tax-basis bad debt reserve is used for purposes other than to absorb bad debts, or if legislation is enacted requiring recapture of all tax-basis bad debt reserves, the Bank will incur a federal tax liability at the then-prevailing corporate tax rate.

A reconciliation of the provision for income taxes based on statutory corporate tax rates on pre-tax income and the provision shown in the accompanying consolidated statements of income at the dates indicated is summarized as follows:

	Amount	Percent of Pre-Tax Income (loss)
June 30, 2018
Income taxes computed at statutory rates	$1,723	28.0%
Tax-exempt income	(147)	(2.4)
Revaluation of net deferred tax assets ("DTAs")	2,343	38.1
Other, net	43	0.7
Provision for income taxes	$3,962	64.4%
June 30, 2017
Income taxes computed at statutory rates	$1,152	34.0%
Tax-exempt income	(178)	(5.3)
Other, net	65	1.9
Provision for income taxes	$1,039	30.6%
June 30, 2016
Income taxes computed at statutory rates	$182	34.0%
Tax-exempt income	(189)	(35.4)
Other, net	46	8.6
Provision for income taxes	$39	7.2%

The difference between the Company's expected and actual tax rate was due primarily to the Tax Act which was enacted on December 22, 2017.  The law includes significant changes to the U.S. corporate tax system, which included a Federal corporate rate reduction from 34% to 21%.  As the Company reports on a fiscal period, a blended rate of 28% was required for the year ended June 30, 2018.  Additionally, during the year ended June 30, 2018, the Company revalued its deferred tax assets and liabilties at the newly enacted corporate federal tax rate of 21%. The result of these changes was a tax expense of approximately $2.4 million.  The final impact of the tax rate change may differ due to changes in assumptions made by the Company or actions the Company may take as a result of tax reform.   Additional differences were related to nontaxable BOLI income and interest from municipal bonds.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The components of net deferred tax assets and liabilities at the dates indicated are summarized as follows:
	June 30,
	2018	2017
Deferred tax assets
Allowance for loan losses	$2,075	$3,270
AMT credit carryforward	—	388
Deferred compensation - SERP	352	558
Stock awards	181	299
Securities impairment charge	210	340
Net operating loss carryforward	467	3,139
Real estate owned	113	216
Accumulated depreciation	24	56
Unrealized loss on securities available-for-sale	143	76
Other, net	238	294
Total deferred tax assets	3,803	8,636
Deferred tax liabilities
Deferred loan fees and costs	166	499
FHLB stock dividends	—	47
Mortgage servicing rights	52	79
Total deferred tax liabilities	218	625

Net deferred tax asset	$3,585	$8,011

DTAs are deferred tax consequences attributable to deductible temporary differences and carryforwards.  After the DTA has been measured using the applicable enacted tax rate and provisions of the enacted tax law, it is then necessary to assess the need for a valuation allowance.  A valuation allowance is needed when, based on the weight of the available evidence, it is more likely than not that some portion of the deferred tax asset will not be realized.  As required by generally accepted accounting principles, available evidence is weighted heavily on cumulative losses with less weight placed on future projected profitability.  Realization of the DTA is dependent on whether there will be sufficient future taxable income of the appropriate character in the period during which deductible temporary differences reverse or within the carryback and carryforward periods available under tax law.  As of June 30, 2018 and 2017, management deemed that a deferred tax asset valuation allowance related to the Company's DTA was not necessary.

As of June 30, 2018, the Company had a federal net operating loss carryforwards totaling $2.2 million and insignificant Oregon state and local net operating loss carryforwards which can be used to offset future taxable income.  The net operating losses begin to expire in 2031 for federal and 2024 for Oregon.  The Company's net operating loss carryforwards may be subject to limitations under Internal Revenue Code Section 382.

The Company had no uncertain tax positions at June 30, 2018, 2017, and 2016. The Company recognizes interest accrued on and penalties related to uncertain tax positions in tax expense. During the years ended June 30, 2018, 2017, and 2016, the Company recognized no interest and penalties.

The Company files income tax returns in the U.S. federal and Oregon state and local jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal or state/local income tax examinations by tax authorities for years before 2015.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Note 16 – Parent Company Financials

Presented below are the condensed statements of financial condition, statements of income, and statements of cash flows for Anchor Bancorp.

ANCHOR BANCORP STATEMENTS OF FINANCIAL CONDITION

	June 30,
	2018	2017
ASSETS
Cash	$3,184	$2,845
ESOP loan	540	607
Investment in bank subsidiary	62,982	61,460
Prepaid and other assets	738	1,031
Total assets	$67,444	$65,943
LIABILITIES
Total liabilities	$—	$92
STOCKHOLDERS' EQUITY
Common stock	$25	$25
Additional paid-in-capital	22,298	22,619
Retained earnings	46,776	44,585
Unearned ESOP shares	(540)	(607)
Accumulated other comprehensive loss, net of tax	(1,115)	(771)
Total stockholders' equity	$67,444	$65,851
Total liabilities and stockholders' equity	$67,444	$65,943

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

ANCHOR BANCORP STATEMENTS OF INCOME
	For the Years Ended June 30,
	2018	2017	2016
Operating income
Interest income ESOP loan	$25	$16	$24
Dividends received from subsidiary	1,050	1,250	680
Total operating income	1,075	1,266	704
Operating expenses
Legal expense	173	482	354
Accounting expense	75	66	49
Professional fees	75	243	116
Management fees	73	72	69
General and administrative	56	39	62
Other expense	—	—	76
Total operating expenses	452	902	726
Profit (loss) before income tax	623	364	(22)
Income tax benefit	304	(301)	(227)
Income before equity in undistributed income of subsidiary	319	665	205
Equity in undistributed income of subsidiary	1,872	1,685	290
Net income	$2,191	$2,350	$495

ANCHOR BANCORP STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2018	2017	2016
Cash flows from operating activities
Net income	$2,191	$2,350	$495
Adjustments to reconcile net loss to net cash from operating activities:
Equity in undistributed income of subsidiary	(1,872)	(1,685)	(290)
Change in deferred tax assets, net	304	(301)	(227)
Change in other assets	(123)	16	(59)
Net cash provided by operating activities	500	380	(81)
Cash flows from financing activities
Repurchase and retirement of common stock	(248)	—	(2,952)
ESOP loan repayments	87	87	87
Net cash used by investing activities	(161)	87	(2,865)
Net change in cash and cash equivalents	339	467	(2,946)
Cash and cash equivalents at beginning of period	2,845	2,378	5,324
Cash and cash equivalents at end of period	$3,184	$2,845	$2,378

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Note 17 - Commitments and Contingencies

Credit-related financial instruments - The Bank is a party to credit-related financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. Such commitments involve, to a varying degree, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheet.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

The following financial instruments were outstanding whose contract amounts represent credit risk at June 30, 2018:
	Amount of Commitment Expiration - Per Period
	Total Amounts Committed (2)	Due in One Year
Commitments to originate loans (1)	$4,491	$4,491
Undisbursed portion of construction loans	28,607	28,607
Total loan commitments	$33,098	$33,098

Line of credit
Fixed rate (3)	$12,817	$3,949
Adjustable rate	33,706	15,582
Undisbursed balance of loans closed	$46,523	$19,531

(1)  Interest rates on fixed rate loans range from 4.25% to 17.99%.
(2)  At June 30, 2018 there was $195 in reserves for unfunded commitments.
(3)  Includes standby letters of credit.

The following financial instruments were outstanding whose contract amounts represent credit risk at June 30, 2017:
	Amount of Commitment Expiration - Per Period
	Total Amounts Committed (2)	Due in One Year
Commitments to originate loans (1)	$4,467	$4,467
Undisbursed portion of construction loans	61,603	61,603
Total loan commitments	$66,070	$66,070

Line of credit
Fixed rate (3)	$22,847	$2,316
Adjustable rate	68,331	13,658
Undisbursed balance of loans closed	$91,178	$15,974

(1) Interest rates on fixed rate loans range from 2.99% to 7.38%.
(2)  At June 30, 2017 there were $286 in reserves for unfunded commitments.
(3)  Includes standby letters of credit.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for equity lines of credit may expire without being drawn upon.

Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the borrower.

Unfunded commitments under commercial lines of credit, revolving credit lines, and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are uncollateralized and usually do not contain a specified maturity date and may not be drawn upon to the total extent that the Bank is committed.

Contingent liabilities for sold loans - In the ordinary course of business, the Bank sells loans without recourse that may have to subsequently be repurchased due to defects that occurred during the origination of the loan. The defects are categorized as documentation errors, underwriting errors, early payment defaults, breach of representation or warranty, and fraud. When a loan sold to an investor without recourse fails to perform according to its contractual terms, the investor will typically review the loan file to determine whether defects in the origination process occurred. If a defect is identified, the Bank may be required to either repurchase the loan or indemnify the investor for losses sustained. If there are no such defects, the Bank has no commitment to repurchase the loan. The Bank has recorded no reserve to cover loss exposure related to these guarantees. The principal balance of loans sold without recourse for the years ended June 30, 2018 and 2017, was $87.3 million and $84.1 million, respectively. The Bank repurchased no loans for the years ended June 30, 2018, 2017 and 2016.

Contingencies - The Company is a defendant in various legal proceedings arising in connection with its business. It is the opinion of management that the financial position and the results of operations of the Company will not be materially adversely affected by the final outcome of the legal proceedings and that adequate provision has been made in the accompanying consolidated financial statements.

At periodic intervals, the Washington State Department of Financial Institutions, Division of Banks ("DFI") and the FDIC routinely examine the Bank's financial statements as part of their legally prescribed oversight of the banking industry. Based on these examinations, the regulators can direct that the Bank's financial statements be adjusted in accordance with their findings.

Operating lease commitment - The Bank leases space for a branch and operation located in Puyallup, Washington.   In May 2018 the Bank closed the Shelton branch after it chose not to renew a lease agreement.  The Puyallup lease has a five year term currently expiring in November, 2019.  The lease requires the Bank to pay all taxes, maintenance, and utility costs, as well as maintain certain types of insurance. The annual lease commitments for the next twoyears are as follows:

Year Ended June 30,	Amount
2019	$84
2020	$36

Rental expense charged to operations was $166,000, $173,000 and $140,000 for the years ended June 30, 2018, 2017, and 2016, respectively.

ANCHOR BANCORP

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2018, 2017, and 2016
(In thousands)

Note 18 - Fair Value Measurements

Assets and liabilities measured at fair value on a recurring basis - Assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly.

Valuation inputs refer to the assumptions market participants would use in pricing a given asset or liability using one of the three valuation techniques. Inputs can be observable or unobservable. Observable inputs are those assumptions that market participants would use in pricing the particular asset or liability. These inputs are based on market data and are obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or estimate of assumptions used by market participants in pricing the asset or liability. Unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy:

•Level 1 - Quoted prices for identical instrument in active markets.

•Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-driven valuations whose inputs are observable.

•Level 3 - Instruments whose significant value drivers are unobservable.

The following tables show the Company's assets and liabilities at the dates indicated measured at fair value on a recurring basis:

	June 30, 2018
	Level 1	Level 2	Level 3	Total

Municipal bonds	$—	$155	$—	$155
Mortgage-backed securities:
FHLMC	—	9,998	—	9,998
FNMA	—	7,171	—	7,171
GNMA	—	401	—	401

	June 30, 2017
	Level 1	Level 2	Level 3	Total

Municipal bonds	$—	$165	$—	$165
Mortgage-backed securities:
FHLMC	—	11,103	—	11,103
FNMA	—	9,363	—	9,363
GNMA	—	539	—	539

Assets and liabilities measured at fair value on a nonrecurring basis - Assets and liabilities are considered to be fair valued on a nonrecurring basis if the fair value measurement of the instrument does not necessarily result in a change in the amount recorded on the balance sheet. Generally, a nonrecurring valuation is the result of the application

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

of other accounting pronouncements that require assets or liabilities to be assessed for impairment or recorded at the lower of cost or fair value.
The following table presents the balances of assets measured at fair value on a nonrecurring basis during the year ended June 30, 2018:
	June 30, 2018
	Level 1	Level 2	Level 3	Total

Impaired loans:
Mortgage loans
One-to-four family	$—	$—	$2,443	$2,443
Land	—	—	300	300
Home equity	—	—	221	221
Other consumer	—	—	14	14
Total impaired loans	—	—	2,978	2,978

Total	$—	$—	$2,978	$2,978

The following table presents the balance of assets measured at fair value on a nonrecurring basis during the year ended June 30, 2017:
	June 30, 2017
	Level 1	Level 2	Level 3	Total
Impaired loans:
Mortgage loans
One-to-four family	$—	$—	$4,227	$4,227
Land	—	—	311	311
Home equity	—	—	262	262
Commercial business	—	—	23	23
Total impaired loans	—	—	4,823	4,823

Total	$—	$—	$4,823	$4,823

The fair value of impaired loans is calculated using the collateral value method or on a discounted cash flow basis. Inputs used in the collateral value method include appraisal values, estimates of certain completion costs and closing and selling costs. Some of these inputs may not be observable in the marketplace.

The fair value of real estate owned properties is measured at the lower of their carrying amount or fair value, less costs to sell. Fair values are generally based on third party appraisal of the property, resulting in Level 3 classification. In cases where the carrying amount exceeds the fair value, less costs to sell, an impairment loss is recognized.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

The following tables present quantitative information about Level 3 fair value measurements at June 30, 2018 and 2017:

	June 30, 2018
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Average Discount

Impaired loans	$2,978	Fair value of underlying collateral	Discount applied to the obtained appraisal	0% - 100% (7%)

	June 30, 2017
	Fair Value	Valuation Technique(s)	Unobservable Input(s)	Average Discount

Impaired loans	$4,823	Fair value of underlying collateral	Discount applied to the obtained appraisal	0% - 100% (3%)

The following presents the carrying amount, fair value, and placement in the fair value hierarchy of the Company's financial instruments as of June 30, 2018 and June 30, 2017.  For short-term financial assets such as cash and cash equivalents, the carrying amount is a reasonable estimate of fair value due to the relatively short time between the origination of the instrument and its expected realization. For financial liabilities such as demand deposits, savings, and money market, the carrying amount is a reasonable estimate of fair value due to these products having no stated maturity.

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)
	June 30, 2018
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial Instruments-Assets
Cash and cash equivalents	$17,568	$17,568	$17,568	$—	$—
Securities available-for-sale	17,725	17,725	—	17,725	—
Securities held-to-maturity	3,584	3,500	—	3,500	—
FHLB stock	2,047	2,047	—	2,047	—
Loans held for sale	98	98	98		—
Loans receivable	396,414	385,570	—	—	385,570
Accrued interest receivable	1,423	1,423	—	1,423	—

Financial Instruments-Liabilities
Demand deposits, savings and money market	$193,545	$193,545	$193,545	$—	$—
Certificates of deposit	165,476	164,886	—	164,886	—
FHLB advances	37,000	36,666	—	36,666	—
Advance payments by borrowers taxes and insurance	1,077	1,077	1,077	—	—

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)

	June 30, 2017
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Financial Instruments-Assets
Cash and cash equivalents	$14,194	$14,194	$14,194	$—	$—
Securities available-for-sale	21,170	21,170	—	21,170	—
Securities held-to-maturity	4,949	4,954	—	4,954	—
FHLB stock	2,348	2,348	—	2,348	—
Loans held for sale	1,551	1,551	1,551	—	—
Loans receivable	382,014	374,599	—	—	374,599
Accrued interest receivable	1,332	1,332	—	1,332	—

Financial Instruments-Liabilities
Demand deposits, savings and money market	$200,678	$200,678	$200,678	$—	$—
Certificates of deposit	144,509	144,854	—	144,854	—
FHLB advances	45,500	45,226	—	45,226	—
Advance payments by borrowers taxes and insurance	1,195	1,195	1,195	—	—

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents, accrued interest receivable and advance payments by borrowers for taxes and insurance - The carrying amount is a reasonable estimate of fair value.
Securities - The estimated fair values of securities are based on quoted market prices of similar securities.
FHLB stock - FHLB stock is carried at par and does not have a readily determinable fair value.  Ownership of FHLB stock is restricted to the member institutions and can only be purchased and redeemed at par.
Loans held for sale - The fair value of loans held-for-sale is based on quoted market prices from FHLMC. FHLMC quotes are updated daily and represent prices at which loans are exchanged in high volumes and in a liquid market.
Loans receivable - For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair value of fixed-rate loans is estimated using discounted cash flow analysis, utilizing interest rates that would be offered for loans with similar terms to borrowers of similar credit quality.  As a result of current market conditions, cash flow estimates have been further discounted to include a credit factor.  The fair value of nonperforming loans is estimated using the fair value of the underlying collateral.
Demand deposits, savings, money market, and certificates of deposit - The fair value of the Bank's demand deposits, savings, and money market accounts is the amount payable on demand. The fair value of

ANCHOR BANCORP
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Dollars in thousands except share data)
fixed-maturity certificates is estimated using a discounted cash flow analysis using current rates offered for deposits of similar remaining maturities.
FHLB advances - The fair value of the Bank's FHLB advances was calculated using the discounted cash flow method. The discount rate was equal to the current rate offered by the FHLB for advances of similar remaining maturities.
Commitments to extend credit represent the principal categories of off-balance-sheet financial instruments - The fair values of these commitments are not material since they are for a short period of time and are subject to customary credit terms.

APPENDIX A

AGREEMENT AND PLAN OF MERGER
by and between
FS BANCORP, INC.
and
ANCHOR BANCORP

Dated as of July 17, 2018

A-ii

3.29	Books and Records	A-23
3.30	Indemnification	A-23

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF FS BANCORP		A-24

4.1	Corporate Organization	A-24
4.2	Capitalization	A-25
4.3	Authority; No Violation	A-25
4.4	Consents and Approvals	A-26
4.5	Reports	A-26
4.6	Financial Statements and Internal Controls	A-26
4.7	Absence of Certain Changes or Events	A-28
4.8	Legal Proceedings	A-28
4.9	Taxes and Tax Returns	A-28
4.10	Employees	A-29
4.11	SEC Reports	A-31
4.12	Compliance with Applicable Law	A-31
4.13	Agreements with Regulatory Agencies	A-32
4.14	Risk Management Instruments	A-32
4.15	Environmental Matters	A-32
4.16	Investment Securities and Commodities	A-32
4.17	Title	A-33
4.18	Intellectual Property	A-33
4.19	Reorganization	A-34
4.20	FS Bancorp Information	A-34
4.21	Loan Portfolio	A-34
4.22	Insurance	A-35

ARTICLE V COVENANTS RELATING TO CONDUCT OF BUSINESS		A-35

5.1	Anchor Conduct of Businesses Prior to the Effective Time	A-35
5.2	Anchor Forbearances	A-35
5.3	FS Bancorp Conduct of Business Prior to the Effective Time	A-38
5.4	FS Bancorp Forbearances	A-38

ARTICLE VI ADDITIONAL AGREEMENTS		A-39

6.1	Regulatory Matters	A-39
6.2	Access to Information; Current Information	A-41
6.3	Shareholder Meeting	A-42
6.4	Reservation of Common Stock; Nasdaq Listing	A-42
6.5	Employee Matters	A-42
6.6	Officers' and Directors' Insurance; Idemnification	A-45
6.7	Exemption from Liability Under Section 16(b)	A-46
6.8	No Solicitation	A-47
6.9	Notification of Certain Matters	A-48
6.10	Correction of Information	A-48
6.11	Integration	A-48
6.12	Coordination; Integration	A-49
6.13	Delivery of Agreements	A-49

ARTICLE VII CONDITIONS PRECEDENT		A-49

7.1	Conditions to Each Party's Obligations	A-49
7.2	Conditions to Obligations of FS Bancorp	A-49
7.3	Conditions to Obligations of Anchor	A-50

A-iii

ARTICLE VIII TERMINATION AND AMENDMENT		A-51

8.1	Termination	A-51
8.2	Effect of Termination	A-52
8.3	Fees and Expenses	A-52
8.4	Termination Fee	A-52
8.5	Amendment	A-53
8.6	Extension; Waiver	A-53

ARTICLE IX GENERAL PROVISIONS		A-54

9.1	Closing	A-54
9.2	Nonsurvival of Representations, Warranties and Agreements	A-54
9.3	Notices	A-54
9.4	Interpretation	A-55
9.5	Counterparts	A-55
9.6	Entire Agreement	A-55
9.7	Governing Law, Jurisdiction, Venue and Construction	A-55
9.8	Publicity	A-56
9.9	Assignment; Third Party Beneficiaries	A-56
9.10	Specific Performatnce; Time of the Essence	A-56
9.11	Waiver of Jury Trial	A-56

SIGNATURES		A-57
EXHIBITS

Exhibit A	Form of Voting Agreement
Exhibit B	Form of Non Solicitation Agreement
Exhibit C	Form of Plan of Bank Merger
Exhibit D	Form of Consulting Agreement

A-iv

INDEX OF DEFINED TERMS

Definition	Page

Acceptable Confidentiality Agreement	47
Agreement	1
Anchor	1
Anchor Articles	8
Anchor Bank Severance Plan	44
Anchor Benefit Plans	14
Anchor Board Recommendation	42
Anchor Bylaws	8
Anchor Common Stock	2
Anchor Confidential Information	47
Anchor Contract	18
Anchor Disclosure Schedule	7
Anchor ERISA Affiliate	14
Anchor ESOP	3
Anchor ESOP Loan Shares	3
Anchor Indemnified Party	46
Anchor Individuals	47
Anchor Insiders	47
Anchor Leased Properties	20
Anchor Owned Properties	20
Anchor Phantom Stock Plan	45
Anchor Phantom Stock Plan Participant	45
Anchor Qualified Plans	15
Anchor Real Property	20
Anchor Regulatory Agreement	18
Anchor Reports	16
Anchor Representatives	47
Anchor Restricted Stock Award	4
Anchor Shareholder Approval	10
Anchor Shareholder Meeting	42
Anchor Stock Plan	4
Anchor Subsidiary	8
Articles of Merger	2
Bank Merger	4
Bank Merger Certificates	5
Bank Plan of Merger	4
BHC Act	7
BOLI	19
Cancelled Shares	3
Change in Recommendation	47
Claim	46
Closing	54
Closing Date	54
Code	1
Confidentiality Agreement	42
Covered Employees	43
DFI	10
Dissenting Shares	3
DPC Common Shares	3
Effective Time	2

A-v

Enforceability Exception	10
Environmental Laws	19
ERISA	14
Exchange Act	12
Exchange Agent	5
Exchange Agent Agreement	5
Exchange Fund	5
Exchange Ratio	2
Existing Certificate	2
FDIC	8
Federal Reserve Board	10
FHLB	9
Form S-4	10
FS Bancorp Articles	24
FS Bancorp Benefit Plans	29
FS Bancorp Bylaws	24
FS Bancorp Common Stock	2
FS Bancorp Disclosure Schedule	24
FS Bancorp ERISA Affiliate	29
FS Bancorp Leased Properties	33
FS Bancorp Owned Properties	33
FS Bancorp Qualified Plans	29
FS Bancorp Real Property	33
FS Bancorp Regulatory Agreement	32
FS Bancorp Reports	31
FS Bancorp Restricted Stock Award	25
FS Bancorp Subsidiary	24
GAAP	8
Governmental Entity	10
Insurance Amount	45
Intellectual Property	20
IRS	13
IT Assets	21
Letter of Transmittal	5
Liens	9
Loans	22
Material Adverse Effect	8
Merger	1
Merger Consideration	2
Monetary Liens	20
Multiemployer Plan	15
Multiple Employer Plan	15
Nasdaq	6
Non-Solicitation Agreement	1
Parties	1
Permitted Encumbrances	20
Proxy Statement	10
Regulatory Agencies	11
Requisite Regulatory Approvals	49
Sarbanes-Oxley Act	12
SEC	7
Secretary of State	2
Securities Act	10

A-vi

SRO	11
Surviving Bank	4
Surviving Company	1
Takeover Statutes	21
Tax	14
Tax Return	14
Taxes	14
Termination Fee	52
Treasury	13
Trust Account Common Shares	3
Unduly Burdensome Condition	49
Voting Agreement	1
WBCA	2

A-vii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of July 17, 2018 (this "Agreement"), by and between FS Bancorp, Inc., a Washington corporation ("FS Bancorp"), and Anchor Bancorp, a Washington corporation ("Anchor", and together with FS Bancorp, the "Parties").
RECITALS
A.            The Boards of Directors of the Parties have determined that it is in the best interests of their respective companies and their shareholders to consummate the business combination transaction provided for in this Agreement in which Anchor will, on the terms and subject to the conditions set forth in this Agreement, merge with and into FS Bancorp (the "Merger"), with FS Bancorp as the surviving corporation in the Merger (sometimes referred to in such capacity as the "Surviving Company").
B.            As a condition to the willingness of FS Bancorp to enter into this Agreement, all of the directors of Anchor have entered into voting agreements (each a "Voting Agreement"), substantially in the form attached hereto as Exhibit A, dated as of the date hereof, with FS Bancorp.
C.            As a condition to the willingness of FS Bancorp to enter into this Agreement, all of the directors of Anchor have entered into resignation, non-solicitation and confidentiality agreements (each a "Non-Solicitation Agreement"), substantially in the form attached hereto as Exhibit B, dated as of the date hereof but effective upon consummation of the Merger, with FS Bancorp.
E.            The Parties intend the Merger to be treated as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and intend for this Agreement to constitute a "plan of reorganization" within the meaning of Treasury Regulations Section 1.368-2(g).
F.            The Parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained in this Agreement, the Parties agree as follows:

ARTICLE I

 THE MERGER
1.1            The Merger.
(a)            Subject to the terms and conditions of this Agreement, in accordance with the Washington Business Corporation Act (the "WBCA"), at the Effective Time (as defined in Section 1.2), Anchor shall merge with and into FS Bancorp. FS Bancorp shall be the Surviving Company in the Merger and shall continue its existence as a corporation under the laws of the State of Washington. As of the Effective Time, the separate corporate existence of Anchor shall cease.
(b)            Subject to the consent of Anchor, which shall not be unreasonably withheld or delayed, FS Bancorp may at any time change the method of effecting the combination (including by providing for the merger of a wholly owned subsidiary of FS Bancorp with Anchor) if and to the extent requested by FS Bancorp; provided, however, that no such change or amendment shall (i) alter or change the amount or kind of the Merger Consideration (as defined in Section 1.4(b)) to be received by the shareholders of Anchor, (ii) adversely affect the tax consequences of the Merger to the shareholders of Anchor or the tax treatment of either party pursuant to this Agreement or (iii) impede or materially delay consummation of the transactions contemplated by this Agreement.
1.2            Effective Time. Subject to the terms and conditions of this Agreement, simultaneously with the Closing (as defined in Section 9.1), the Parties shall execute, and FS Bancorp shall cause to be filed with Secretary of State of the State of Washington (the "Secretary of State"), articles of merger and a short form plan of merger as provided in the WBCA (collectively the "Articles of Merger"). The Merger shall become effective at such time as designated in the Articles of Merger (the "Effective Time").
1.3            Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the WBCA.
1.4            Conversion of Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Anchor, FS Bancorp or the holders of any of the following securities:
(a)            Each share of common stock, $0.01 par value, of FS Bancorp ("FS Bancorp Common Stock") issued and outstanding immediately prior to the Effective Time shall continue to be one validly issued, fully paid and non-assessable share of common stock, $0.01 par value, of the Surviving Company.
(b)    Subject to Sections 1.4(c) and 1.4(d), each share of common stock, $0.01 par value, of Anchor (the "Anchor Common Stock") issued and outstanding immediately prior to the Effective Time, including Trust Account Common Shares and DPC Common Shares (as such terms are defined in Section 1.4(c)), but excluding any Cancelled Shares (as defined Section 1.4(c)) and Dissenting Shares (as defined in Section 1.4(d)), shall be converted, in accordance with the procedures set forth in Article II, into the right to receive 0.2921 of a share (the "Exchange Ratio") of FS Bancorp Common Stock and $12.40 in cash (the "Merger Consideration"). The aggregate number of shares of Anchor Common Stock issued and outstanding immediately prior to the Effective Time shall not be greater than 2,484,030 shares of Anchor Common Stock, which is the number of shares issued and outstanding on the date hereof.  All of the shares of Anchor Common Stock converted into the right to receive the Merger Consideration pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate previously representing any such shares of Anchor Common Stock (each, an "Existing Certificate"), (it being understood that any reference to an "Existing Certificate" shall be deemed, as appropriate, to include reference to book-entry account statements relating to the ownership of Anchor Common Stock, and it being further understood that provisions herein relating to Existing Certificates shall be interpreted in a manner that appropriately accounts for book-entry shares, including that, in lieu of delivery of an Existing Certificate and a letter of transmittal as specified herein, shares held in book-entry form may be transferred by means of an "agent's message" to the Exchange Agent or such other similar evidence of transfer as the Exchange Agent may reasonably request), shall thereafter represent only the right to receive the Merger Consideration including any cash in lieu of a fractional share interest into which the shares of Anchor Common Stock represented by such Existing Certificate have been converted pursuant to this Section 1.4 and Section 2.3(f), as well as any dividends as provided in Section 2.3(c).

(c)            Shares of Anchor Common Stock that are owned immediately prior to the Effective Time by (i) the Anchor Employee Stock Ownership Plan effective July 10, 2010 (the "Anchor ESOP") that have not been allocated to participant accounts and are applied as of the Effective Time to retire the loan indebtedness of the Anchor ESOP to Anchor based upon the value of the Merger Consideration at the Effective Time (the "Anchor ESOP Loan Shares") or (ii) Anchor or FS Bancorp (other than shares of Anchor Common Stock held in trust accounts, managed accounts, mutual funds and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties (any such shares, "Trust Account Common Shares") and other than shares of Anchor Common Stock held, directly or indirectly, by Anchor or FS Bancorp in respect of a debt previously contracted (any such shares, "DPC Common Shares") shall be cancelled and shall cease to exist and no Merger Consideration shall be delivered in exchange therefor (any such shares, the "Cancelled Shares").
      (d)            Notwithstanding anything in this Agreement to the contrary, all shares of Anchor  Common Stock that are issued and outstanding immediately prior to the Effective Time and which are held by a shareholder who did not vote in favor of the Merger (or consent thereto in writing) and who exercises dissenters rights when and in the manner required under Chapter 23B.13 of the WBCA shall not be converted into or be exchangeable for the right to receive the Merger Consideration (the "Dissenting Shares"), but instead such holder shall be entitled to only such rights as are granted with respect to the payment of the fair value of such shares under the applicable provisions of Chapter 23B.13 of the WBCA (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the foregoing provisions of the WBCA and this Section 1.4(d)), unless and until such holder shall have failed to perfect or shall have effectively withdrawn or lost rights to demand or receive the fair value of such shares of Anchor Common Stock under the WBCA. If any shareholder dissenting pursuant to the WBCA and this Section 1.4(d) shall have failed to perfect or shall have effectively withdrawn or lost such right, such holder's shares of Anchor Common Stock shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share of Anchor Common Stock, in accordance with Section 1.4(b), without any interest thereon. Anchor shall give FS Bancorp (i) prompt notice of any written notices to exercise dissenters' rights in respect of any shares of Anchor Common Stock, attempted withdrawals of such notices and any other instruments served pursuant to the WBCA and received by Anchor relating to shareholders' dissenters' rights and (ii) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the WBCA. Anchor shall not, except with the prior written consent of FS Bancorp, voluntarily make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any Merger Consideration made available to the Exchange Agent as (defined in Section 2.1) pursuant to Article II to pay for shares of Anchor Common Stock for which dissenters' rights have been perfected shall be returned to FS Bancorp upon demand.

(e)            If, between the date of this Agreement and the Effective Time, the outstanding shares of FS Bancorp Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, then an appropriate and proportionate adjustment shall be made to the Exchange Ratio to provide the holders of Anchor Common Stock converted into Merger Consideration the same economic effect as contemplated by this Agreement with respect to the Merger Consideration prior to such event; provided, however, that nothing in this Section 1.4(e) shall be construed to permit FS Bancorp to take any action with respect to its securities that is prohibited by the terms of this Agreement.
1.5            Anchor Restricted Stock Awards. At the Effective Time, each restricted stock award in respect of a share of Anchor Common Stock subject to vesting, repurchase or other lapse restriction granted under the Anchor 2015 Equity Incentive Plan (the "Anchor Stock Plan") which is outstanding immediately prior to the Effective Time (an "Anchor Restricted Stock Award") shall become fully vested and each such share under an Anchor Restricted Stock Award shall be converted into a right to receive the Merger Consideration, subject to any required Tax withholding.

1.6            Incorporation Documents and By-Laws of the Surviving Company. At the Effective Time, the articles of incorporation of FS Bancorp in effect immediately prior to the Effective Time, shall be the articles of incorporation of the Surviving Company until thereafter amended in accordance with applicable law. The by-laws of FS Bancorp, as in effect immediately prior to the Effective Time, shall be the by-laws of the Surviving Company until thereafter amended in accordance with applicable law and the terms of such by-laws.
1.7            Directors and Officers. The directors of FS Bancorp immediately prior to the Effective Time, shall be the directors of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal. The officers of FS Bancorp immediately prior to the Effective Time shall be the officers of the Surviving Company and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.
1.8            Additional Actions.  If, at any time after the Effective Time, the Surviving Company shall consider that any further assignments or assurances in law or any other acts are necessary or desirable to (i) vest, perfect or confirm, of record or otherwise, in the Surviving Company its right, title or interest in, to or under any of the rights, properties or assets of Anchor acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger, or (ii) otherwise carry out the purposes of this Agreement, Anchor, and its proper officers and directors, shall be deemed to have granted to the Surviving Company an irrevocable power of attorney coupled with an interest to execute and deliver all such proper deeds, assignments and assurances in law and to do all acts necessary or proper to vest, perfect or confirm title to and possession of such rights, properties or assets in the Surviving Company and otherwise to carry out the purposes of this Agreement, and the proper officers and directors of the Surviving Company are fully authorized in the name of Anchor or the Surviving Company or otherwise to take any and all such action without limitation except as otherwise required by applicable law.
1.9            The Bank Merger. Immediately after the Effective Time, FS Bancorp intends to merge Anchor Bank, a Washington-chartered savings bank and wholly owned subsidiary of Anchor, with and into 1st Security Bank of Washington, a Washington state-chartered savings bank and a wholly owned subsidiary of FS Bancorp, (the "Bank Merger") in accordance with the provisions of applicable state and federal banking laws and regulations, and 1st Security Bank of Washington shall be the resulting institution or surviving bank (the "Surviving Bank"). The Bank Merger shall have the effects as set forth under applicable state and federal banking laws and regulations and the Boards of Directors of the Parties shall approve, and shall cause the boards of directors of Anchor Bank and 1st Security Bank of Washington, respectively, to approve, a separate combination agreement/plan of merger (the "Bank Plan of Merger") in substantially the form attached hereto as Exhibit C, and cause the Bank Plan of Merger to be executed and delivered as soon as practicable following the date of execution of this Agreement. In addition, Anchor shall cause Anchor Bank, and FS Bancorp shall cause 1st Security Bank of Washington, to execute and file in accordance with applicable state and federal banking laws and regulations such articles of merger or combination, corporate resolutions, and/or other documents and certificates as are necessary to make the Bank Merger effective (the "Bank Merger Certificates").
ARTICLE II

 EXCHANGE OF SHARES
2.1            Exchange Agent. Prior to the Effective Time, FS Bancorp shall appoint FS Bancorp's transfer agent pursuant to an agreement (the "Exchange Agent Agreement") to act as exchange agent (the "Exchange Agent") hereunder.
2.2            Deposit of Merger Consideration. At or prior to the Effective Time, FS Bancorp shall (i) deposit, or cause to be deposited, with the Exchange Agent, or authorize the Exchange Agent to issue an aggregate number of shares of FS Bancorp Common Stock equal to the stock portion of the Merger Consideration and (ii) deposit or cause to be deposited with the Exchange Agent, the cash portion of the aggregate Merger Consideration, plus to the extent then determinable, any cash in lieu of fractional shares pursuant to Section 2.3(f), and, together with any dividends or distributions with respect thereto payable pursuant to Section 2.3(c), (collectively, the "Exchange Fund") and FS Bancorp shall instruct the Exchange Agent to timely deliver the Merger Consideration.
2.3            Delivery of Merger Consideration.
(a)        As soon as reasonably practicable after the Effective Time (and in any event within ten (10) days thereafter), and subject to the receipt by the Exchange Agent of a list of Anchor's shareholders in a format that is reasonably acceptable to the Exchange Agent, the Exchange Agent shall mail to each holder of an Existing Certificate or Existing Certificates, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to such Existing Certificate or Existing Certificates shall pass, only upon delivery of such Existing Certificate or Existing Certificates (or an affidavit of loss in lieu thereof)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be prescribed by the Exchange Agent Agreement (the "Letter of Transmittal") and (ii) instructions for use in surrendering such Existing Certificate or Existing Certificates in exchange for the Merger Consideration, any cash in lieu of a fractional share of FS Bancorp Common Stock to be issued or paid in consideration therefor and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c).

(b)        As soon as reasonably practicable after surrender to the Exchange Agent of its Existing Certificate or Existing Certificates, accompanied by a properly completed Letter of Transmittal, such holder of Anchor Common Stock will be entitled to receive the Merger Consideration, any cash in lieu of a fractional share of FS Bancorp Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled pursuant to Section 2.3(c), in respect of the shares of Anchor Common Stock represented by such holder's Existing Certificate or Existing Certificates.  Until so surrendered, such Existing Certificate or Existing Certificates shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration, any cash in lieu of a fractional share of FS Bancorp Common Stock to be issued or paid in consideration therefor upon surrender of such Existing Certificate or Existing Certificates in accordance with, and any dividends or distributions to which such holder is entitled pursuant to, this Article II.

(c)        No dividends or other distributions with respect to FS Bancorp Common Stock shall be paid to the holder of any unsurrendered Existing Certificate with respect to the shares of FS Bancorp Common Stock represented thereby, unless and until the surrender of such Existing Certificate in accordance with this Article II.  Subject to the effect of applicable abandoned property, escheat or similar laws, following surrender of any such Existing Certificate or Existing Certificates in accordance with this Article II, the record holder thereof shall be entitled to receive, without interest, and in addition to the other amounts set forth herein, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of FS Bancorp Common Stock represented by such Existing Certificate or Existing Certificates and not paid and (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of FS Bancorp Common Stock represented by such Existing Certificate or Existing Certificates with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the FS Bancorp Common Stock issuable with respect to such Existing Certificate or Existing Certificates.

(d)        In the event of a transfer of ownership of an Existing Certificate representing Anchor Common Stock prior to the Effective Time that is not registered in the stock transfer records of Anchor, the Merger Consideration, any cash in lieu of a fractional share of FS Bancorp Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, shall be issued or paid in exchange therefor to a person other than the person in whose name the Existing Certificate so surrendered is registered if the Existing Certificate formerly representing such Anchor Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment or issuance shall pay any transfer or other similar Taxes (as defined in Section 3.10(b)) required by reason of the payment or issuance to a person other than the registered holder of the Existing Certificate or establish to the satisfaction of FS Bancorp that the Tax has been paid or is not applicable.  The Exchange Agent (or, subsequent to the earlier of (x) six months after the Effective Time and (y) the expiration or termination of the Exchange Agent Agreement, FS Bancorp) shall be entitled to deduct and withhold from the cash portion of the Merger Consideration, and any cash in lieu of a fractional share of FS Bancorp Common Stock or any other cash payable pursuant to this Agreement to any holder of Anchor Common Stock such amounts as the Exchange Agent or FS Bancorp, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign tax law, with respect to the making of such payment.  To the extent amounts are so withheld by the Exchange Agent or FS Bancorp, as the case may be, and timely paid over to the appropriate Governmental Entity (as defined in Section 3.4), such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of shares of Anchor Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or FS Bancorp, as the case may be.

(e)        After the Effective Time, there shall be no transfers on the stock transfer books of Anchor of the shares of Anchor Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Anchor Common Stock that occurred prior to the Effective Time.  If, after the Effective Time, Existing Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration, any cash in lieu of fractional shares of FS Bancorp Common Stock to be issued or paid in consideration therefor, and any dividends or distributions to which such holder is entitled, in accordance with the procedures set forth in this Article II.

(f)        Notwithstanding anything to the contrary contained in this Agreement, no fractional shares of FS Bancorp Common Stock shall be issued upon the surrender of Existing Certificates for exchange, no dividend or distribution with respect to FS Bancorp Common Stock shall be payable on or with respect to any fractional share, and such fractional share interest shall not entitle the owner thereof to vote or to any other rights of a shareholder of FS Bancorp.  In lieu of the issuance of any such fractional share, FS Bancorp shall pay to each former shareholder of Anchor who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the volume weighted price (rounded to the nearest cent) of FS Bancorp Common Stock on the Nasdaq Stock Market, Inc. ("Nasdaq") for the five trading days ending on the trading day immediately preceding the Closing Date (as defined in Section 9.1) by (ii) the fraction of a share (after taking into account all shares of Anchor Common Stock held by such holder at the Effective Time and rounded to the nearest one ten thousandth when expressed in decimal form) of FS Bancorp Common Stock to which such holder would otherwise be entitled to receive pursuant to Section 1.4(b).

(g)        Any portion of the Exchange Fund that remains unclaimed by the shareholders of Anchor at the expiration of six months after the Effective Time shall be paid to FS Bancorp.  In such event, any former shareholders of Anchor who have not theretofore complied with this Article II shall thereafter look only to FS Bancorp with respect to the Merger Consideration, any cash in lieu of any fractional share interest and any unpaid dividends and distributions on the FS Bancorp Common Stock deliverable in respect of the shares represented by an Existing Certificate such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon.  Notwithstanding the foregoing, none of FS Bancorp, Anchor, the Surviving Company, the Exchange Agent or any other person shall be liable to any former holder of shares of Anchor Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

(h)        In the event any Existing Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Existing Certificate to be lost, stolen or destroyed and, if required by FS Bancorp or the Exchange Agent, the posting by such person of a bond in such amount as FS Bancorp may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Existing Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Existing Certificate the Merger Consideration, and any cash in lieu of any fractional share interest and any dividends and distributions to which such person is entitled in respect thereof pursuant to this Agreement.

ARTICLE III

 REPRESENTATIONS AND WARRANTIES OF ANCHOR
Except (i) as disclosed in the disclosure schedule delivered by Anchor to FS Bancorp concurrently herewith (the "Anchor Disclosure Schedule"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Anchor Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Anchor that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect (as defined in Section 3.1(a)) on Anchor and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Anchor Reports (as defined in Section 3.12) filed with the Securities and Exchange Commission (the "SEC") by Anchor prior to the date hereof (but disregarding risk factor disclosures contained under the heading "Risk Factors," or disclosures of risks set forth in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Anchor hereby represents and warrants to FS Bancorp as follows:

3.1            Corporate Organization.
(a)            Anchor is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington, and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act").  Anchor has the corporate power and authority to own or lease all of its properties and assets as presently owned, operated or leased and to carry on its business as it is now being conducted.  Anchor is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Anchor.  As used in this Agreement, the term "Material Adverse Effect" means, with respect to FS Bancorp, Anchor or the Surviving Company, as the case may be, a material adverse effect on (i) the business, properties, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in United States generally accepted accounting principles ("GAAP") or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally, (D) public disclosure of the transactions contemplated hereby or actions or inactions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (E) expenses reasonably incurred by a party in connection with this Agreement or the consummation of the transactions contemplated hereby or (F) a decline in the trading price of a party's common stock or the failure, in and of itself, to meet earnings projections, but not, in either case, including the underlying causes thereof; except, with respect to subclauses (A), (B), or (C), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate), or (ii) the ability of such party or its banking Subsidiary to timely consummate the transactions contemplated hereby.  As used in this Agreement, the word "Subsidiary" when used with respect to any party, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, which is consolidated with such party for financial reporting purposes.  True and complete copies of the articles of incorporation of Anchor (the "Anchor Articles") and the bylaws of Anchor (the "Anchor Bylaws"), as in effect as of the date of this Agreement, have previously been made available by Anchor to FS Bancorp.

(b)        Each Subsidiary of Anchor (an "Anchor Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on Anchor and (iii) has all requisite power and authority to own or lease its properties and assets and to carry on its business as now conducted.  Except as set forth in Section 3.1(b) of the Anchor Disclosure Schedule, there are no restrictions on the ability of any Subsidiary of Anchor to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of Anchor Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 3.1(b) of the Anchor Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Anchor as of the date hereof.  Neither Anchor nor any of its Subsidiaries owns any equity or profit-and-loss interest in any business enterprise, corporation, partnership or joint venture, limited liability company, association, joint-stock company, business trust or unincorporated organization, other than a Subsidiary, readily marketable securities, securities held-to-maturity in its investment portfolio, and stock in the

Federal Home Loan Bank of Des Moines (the "FHLB").  Anchor Bank is not in material violation of any of its organizational documents.

3.2            Capitalization.
(a)        The authorized capital stock of Anchor consists of 45,000,000 shares of Anchor Common Stock and 5,000,000 shares of preferred stock, $0.01 par value, of which no shares of preferred stock are issued or outstanding.  As of the date of this Agreement, there are (i) 2,484,030 shares of Anchor Common Stock issued and outstanding, which number includes all shares subject to restriction under the outstanding Anchor Restricted Stock Awards and all unallocated shares under the Anchor ESOP, and (iii) no other shares of capital stock or other voting securities of Anchor issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of Anchor Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.  There are no (A) bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Anchor may vote or (B) trust preferred or subordinated debt securities of Anchor or any of its Subsidiaries issued or outstanding.  There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Anchor to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.  There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of Anchor Common Stock to which Anchor is a party.  Section 3.2(a) of the Anchor Disclosure Schedule sets forth a true, correct and complete list of all Anchor Restricted Stock Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such Anchor Restricted Stock Award, and (iii) the grant date and vesting dates of each such Anchor Restricted Stock Award.  Other than the Anchor Restricted Stock Awards set forth above and awards heretofore granted under the Anchor Phantom Stock Plan (as defined in Section 6.5(g)), no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Anchor or any of its Subsidiaries) are outstanding.

(b)        Anchor owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Anchor Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever ("Liens"), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to Anchor Bank, as provided under applicable law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No Anchor Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)        Anchor does not have a dividend reinvestment plan or any shareholders' rights plan.

3.3            Authority; No Violation.
(a)        Anchor has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Anchor.  The Board of Directors of Anchor has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Anchor and its shareholders and has directed that this Agreement be submitted to Anchor's shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect.  Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Anchor Common Stock (the "Anchor

Shareholder Approval"), no other corporate proceedings on the part of Anchor are necessary to approve this Agreement or to consummate the Merger.  This Agreement has been duly and validly executed and delivered by Anchor and (assuming due authorization, execution and delivery by FS Bancorp) constitutes a valid and binding obligation of Anchor, enforceable against Anchor in accordance with its terms (except as enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability relating to or affecting the rights of creditors generally and subject to general principles of equity (the "Enforceability Exception")).

(b)        Neither the execution and delivery of this Agreement by Anchor or the Bank Plan of Merger by Anchor Bank, nor the consummation of the Merger by Anchor or the Bank Merger by Anchor Bank, nor compliance by Anchor or Anchor Bank with any of the terms and provisions of this Agreement or the Bank Plan of Merger, will (i) assuming the Anchor Shareholder Approval is obtained, violate any provision of the Anchor Articles or Anchor Bylaws or the organization or governing documents of any Anchor Subsidiary or (ii) assuming that the filings, notices, consents and approvals referred to in Section 3.4 are duly obtained and/or made, as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Anchor or any of its Subsidiaries or any of their respective properties or assets or (y) except as set forth in Section 3.3(b) of the Anchor Disclosure Schedule, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Anchor or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which Anchor or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

3.4        Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the Nasdaq, and approval of such applications, filings and notices, (ii) the filing of applications, filings and notices, as applicable, with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under the BHC Act and approval of such applications, filings and notices, (iii) the filing of applications, filings and notices, as applicable, with the Washington Department of Financial Institutions (the "DFI"), and the FDIC, if applicable, and approval of such applications, filings and notices, (iv) the filing with the SEC of a proxy statement in definitive form relating to the meeting of Anchor's shareholders to be held in connection with this Agreement (including any amendments or supplements thereto, the "Proxy Statement"), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the SEC by FS Bancorp in connection with the transactions contemplated by this Agreement (the "Form S-4") , to among other things, register any securities issuable by FS Bancorp in conjunction with the transactions contemplated by this Agreement with the SEC pursuant to the Securities Act of 1933, as amended (the "Securities Act") and declaration of effectiveness of the Form S-4, (v) the filing of the Articles of Merger with the Secretary of State and the filing of the Bank Merger Certificates, and (vi) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of FS Bancorp Common Stock pursuant to this Agreement and the approval of the listing of such FS Bancorp Common Stock on the Nasdaq, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (as defined in Section 3.5) (each a "Governmental Entity") are necessary in connection with (A) the execution and delivery by Anchor of this Agreement or (B) the consummation by Anchor of the Merger or the consummation by Anchor Bank of the Bank Merger.  As of the date hereof, Anchor is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

3.5            Reports. To the knowledge of Anchor, it and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since July 1, 2014 with (i) any state regulatory authority, including the DFI, (ii) the SEC, (iii) the Federal Reserve Board, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an "SRO") ((i) — (vi) collectively the "Regulatory Agencies"), including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Anchor and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Anchor, investigation into the business or operations of Anchor or any of its Subsidiaries since July 1, 2014.  There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Anchor or any of its Subsidiaries.

3.6             Financial Statements and Internal Controls.
(a)        The financial statements of Anchor and its Subsidiaries included (or incorporated by reference) in the Anchor Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Anchor and its Subsidiaries, (ii) fairly present in accordance with GAAP the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of Anchor and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of Anchor and its Subsidiaries have been, and are being, maintained in accordance with GAAP and any other applicable legal and accounting requirements, reflect only actual transactions and there are no material misstatements, omissions, inaccuracies or discrepancies contained or reflected therein.  Moss Adams LLP has not resigned (or informed Anchor that it intends to resign) or been dismissed as independent public accountants of Anchor as a result of or in connection with any disagreements with Anchor on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)        Neither Anchor nor any of its Subsidiaries has any liability, obligation or loss contingency of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that are required to be reflected or reserved  against on a balance sheet prepared in accordance with GAAP, except for those liabilities, obligations or loss contingencies that are reflected or reserved against on the consolidated balance sheet of Anchor included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (including any notes thereto) and for liabilities, obligations or loss contingencies incurred in the ordinary course of business consistent with past practice since March 31, 2018, or in connection with this Agreement and the transactions contemplated hereby.

(c)        The allowance for loan loss account of Anchor Bank as reflected in the Anchor Bank Call Reports is, and the amount thereof, contained in the financial books and records of Anchor Bank as of the last day of the month preceding the Closing Date will, in the opinion of management of Anchor Bank, be adequate as of the date thereof to provide for all losses, net of recoveries relating to loans previously charged off, on all outstanding loans of Anchor Bank as of such date.

(d)        The records, systems, controls, data and information of Anchor and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Anchor or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Anchor.  Anchor (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) to ensure that material information relating to Anchor, including its Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of Anchor by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Anchor's outside auditors and the audit committee of Anchor's Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Anchor's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Anchor's internal controls over financial reporting.  These disclosures were made in writing by management to Anchor's auditors and audit committee and a copy has previously been made available to FS Bancorp.  There is no reason to believe that Anchor's outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(e)        Since July 1, 2014, (i) neither Anchor nor any of its Subsidiaries, nor, to the knowledge of Anchor, any director, officer, employee, auditor, accountant or representative of Anchor or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Anchor or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that Anchor or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Anchor or any of its Subsidiaries, or other person, whether or not employed by Anchor or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty, material violation of banking or other laws or similar material violation by Anchor or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors or senior management of Anchor or any of its Subsidiaries or any committee thereof or to any director or officer of Anchor or any of its Subsidiaries.

3.7            Broker's Fees. With the exception of the engagement of Keefe, Bruyette and Woods, Inc., neither Anchor nor any Anchor Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions, finder's fees, or advisory or fairness opinion fees in connection with the Merger or the Bank Merger.  Anchor has disclosed to FS Bancorp as of the date hereof the aggregate fees provided for in connection with the engagement by Anchor of Keefe, Bruyette and Woods, Inc. related to the Merger and the Bank Merger.

3.8            Absence of Certain Changes or Events.
(a)        Since March 31, 2018, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Anchor.

(b)        Except as set forth in Section 3.8(b) of the Anchor Disclosure Schedule, since March 31, 2018, other than entering into this Agreement or in connection with this Agreement or the transactions contemplated hereby, Anchor and its Subsidiaries have carried on their respective businesses solely in the ordinary course.

3.9            Legal Proceedings.
(a)        Except as set forth in Section 3.9(a) of the Anchor Disclosure Schedule, neither Anchor nor any of its Subsidiaries is a party to any, and there are no pending or, to Anchor's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Anchor or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities as such involving a monetary claim in excess of fifty thousand dollars ($50,000) or seeking injunctive or other equitable relief, or challenging the validity or propriety of any of the transactions contemplated by this Agreement.

(b)        There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to savings banks and bank holding companies) imposed upon Anchor, any of its Subsidiaries or the assets of Anchor or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger, would apply to the Surviving Company or any of its Subsidiaries or affiliates).

3.10            Taxes and Tax Returns.
(a)        Each of Anchor and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  As of the date hereof, neither Anchor nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return.  All Taxes of Anchor and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of Anchor and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither Anchor nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.  The federal income Tax Returns of Anchor and its Subsidiaries for all years to and including 2013 have been examined by the Internal Revenue Service (the "IRS") or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  During the past three (3) years, neither Anchor nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any Taxes, and there are no threatened or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of Anchor or its Subsidiaries or the assets of Anchor or its Subsidiaries.  Anchor has made available to FS Bancorp true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last three (3) years.  Neither Anchor nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Anchor and its Subsidiaries).  Neither Anchor nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Anchor) or (B) has any liability for the Taxes of any person or entity (other than Anchor or any of its Subsidiaries) under U.S. Department of the Treasury ("Treasury") Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.  Neither Anchor nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the Merger is also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither Anchor nor any of its Subsidiaries has participated in a "reportable or listed transaction" within the meaning of Treasury Regulation Section

1.6011-4(b).  At no time during the applicable period specified in Code §897(c)(1)(A)(ii) has Anchor been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.  No claim has been made in the last ten (10) years by any Governmental Entity in a jurisdiction where Anchor or an Anchor Subsidiary does not file Tax Returns that Anchor or such Subsidiary is or may be subject to taxation by that jurisdiction.  Neither Anchor nor any of its Subsidiaries has filed an election under Section 338(g) or 338(h)(10) of the Code for which the statute of limitations for audit or examination has not expired.  Neither Anchor nor any Anchor Subsidiary has agreed, nor is it required, to make any adjustment under Section 481(a) of the Code.

(b)        As used in this Agreement, the term "Tax" or "Taxes" means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, Medicare, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.

(c)        As used in this Agreement, the term "Tax Return" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.

3.11            Employees.
(a)        Section 3.11(a) of the Anchor Disclosure Schedule lists all material employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, phantom stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, change in control and severance plans, programs, arrangements or agreements, and other similar contracts or agreements to or with respect to which Anchor, any Anchor Subsidiary, or any trade or business of Anchor or any of its Subsidiaries, whether or not incorporated, all of which together with Anchor would be deemed a "single employer" within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code (each, a "Anchor ERISA Affiliate"), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by Anchor or any of its Subsidiaries or any Anchor ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Anchor or any of its Subsidiaries or any Anchor ERISA Affiliate (all such plans, programs, arrangements, contracts or agreements, collectively, the "Anchor Benefit Plans").

(b)        Anchor has heretofore made available to FS Bancorp true and complete copies of each of the Anchor Benefit Plans and related material documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to the most recent versions of any Anchor Benefit Plan, (ii) the annual reports (Forms 5500), if any, filed with the IRS for the last two (2) plan years, (iii) the most recently received IRS determination or opinion letters, if any, relating to an Anchor Benefit Plan, and (iv) the most recently prepared actuarial report for each Anchor Benefit Plan (if applicable) for each of the last two (2) years.

(c)        Each Anchor Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  Neither Anchor nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any Anchor Benefit Plan, and neither Anchor nor any of its

Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d)        Section 3.11(d) of the Anchor Disclosure Schedule identifies each Anchor Benefit Plan that is intended to be qualified under Section 401(a) of the Code (collectively, the "Anchor Qualified Plans").  The IRS has issued a favorable determination letter, or an opinion letter for a prototype or volume submitter plan upon which Anchor may rely, with respect to each Anchor Qualified Plan and the related trust, which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of Anchor, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Anchor Qualified Plan or the related trust or increase the costs relating thereto.  No trust funding any Anchor Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e)        Each Anchor Benefit Plan that is a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2008, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.

(f)        No Anchor Benefit Plan is subject to Title IV or Section 302 of ERISA.

(g)        None of Anchor and its Subsidiaries nor any Anchor ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"), and none of Anchor and its Subsidiaries nor any Anchor ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h)        Neither Anchor nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.

(i)        All contributions required to be made to any Anchor Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Anchor Benefit Plan, have been timely made or paid in full or, to the extent not required to be made or paid, have been fully reflected on the books and records of Anchor.

(j)        There are no pending or, to the knowledge of Anchor, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to Anchor's knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against any Anchor Benefit Plan, any fiduciaries thereof with respect to their duties to an Anchor Benefit Plan or the assets of any of trust under any Anchor Benefit Plans which could reasonably be expected to result in any liability of Anchor or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in an Anchor Benefit Plan, or any other party.

(k)        None of Anchor and its Subsidiaries nor any Anchor ERISA Affiliate nor any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Anchor Benefit Plans or their related trusts, Anchor, any of its Subsidiaries, any Anchor ERISA Affiliate or any person that Anchor or any of its Subsidiaries has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(l)        Except as set forth in Section 3.11(l) of the Anchor Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Anchor or any of its Subsidiaries, or result in any limitation on the right of Anchor or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Anchor Benefit Plan or related trust.  Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Anchor or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an "excess parachute payment" within the meaning of Section 280G of the Code or will not be deductible under Section 162(m) of the Code.  Neither Anchor nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Anchor or any of its Subsidiaries or affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.  No Anchor Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.  Anchor has made available to FS Bancorp copies of Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.

(m)        There are no pending or, to Anchor's knowledge, threatened material labor grievances or unfair labor practice claims or charges against Anchor or any of its Subsidiaries, or any strikes or other labor disputes against Anchor or any of its Subsidiaries.  Neither Anchor nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Anchor or any of its Subsidiaries and, to the knowledge of Anchor, there are no organizing efforts by any union or other group seeking to represent any employees of Anchor or any of its Subsidiaries.

3.12        SEC Reports. Anchor has previously made available to FS Bancorp an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since June 30, 2014 and prior to the date hereof by Anchor pursuant to the Securities Act, or the Exchange Act (the "Anchor Reports") and (b) communication mailed by Anchor to its shareholders since June 30, 2014 and prior to the date hereof, and no such Anchor Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  Since June 30, 2014, as of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), all Anchor Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of Anchor has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Anchor Reports.

3.13        Compliance with Applicable Law. Anchor and each of its Subsidiaries hold, and have at all times since June 30, 2014, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and to the knowledge of Anchor, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  Anchor and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Anchor or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  Anchor Bank has a Community Reinvestment Act rating of "satisfactory" or better.  Without limitation, none of Anchor, or its Subsidiaries, or to the knowledge of Anchor, any director, officer, employee, agent or other person acting on behalf of Anchor or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Anchor or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Anchor or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Anchor or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Anchor or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for Anchor or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Anchor or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury.

3.14            Certain Contracts.
(a)        Except as set forth in Section 3.11(a), Section 3.11(l) or Section 3.14(a) of the Anchor Disclosure Schedule, as of the date hereof, neither Anchor nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, (ii) which, upon the execution or delivery of this Agreement, Anchor shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from FS Bancorp, Anchor, the Surviving Company, or any of their respective Subsidiaries to any director, officer, employee or independent contractor thereof, (iii) which is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which contains a non-compete or client or customer non-solicit requirement or any other provision that restricts the conduct of any line of business by Anchor or any of its Subsidiaries or affiliates or their respective ability to engage, employ, or provide products and services to, any person, or upon consummation of the Merger or the Bank Merger will restrict the ability of the Surviving Company or any of its Subsidiaries or affiliates to do so, (v) in respect of any collective bargaining or similar agreement, with or to a labor union or guild, (vi) (including any Anchor Benefit Plan) any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, Anchor shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by Anchor or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the FHLB and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of Anchor or its Subsidiaries, (ix) that involves the payment by Anchor or any of its Subsidiaries of more than $40,000 per annum or $100,000 in the aggregate (other than any such contracts which are terminable by Anchor or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than the condition of notice), (x) that pertains to the leasing of real property, (xi) that obligates Anchor or any of its Subsidiaries to conduct business with a third party on an exclusive or preferential basis, (xii) that imposes potential recourse obligations on Anchor or any of its Subsidiaries in connection with sale of loans or loan participations (other than as a result of the breach of customary representations, warranties or covenants), (xiii) for the subservicing of loans, or (xiv) that provides for contractual indemnification to any director, officer, employee or independent contractor.  Each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether or not set forth in the Anchor Disclosure Schedule, is referred to herein as a "Anchor Contract," and neither Anchor nor any of its Subsidiaries knows of, or has received notice of, any material violation of the above by any of the other parties thereto.

(b)        To the knowledge of Anchor, (i) each Anchor Contract is valid and binding on Anchor or one of its Subsidiaries, as applicable, and in full force and effect, (ii) Anchor and each of its Subsidiaries has performed all material obligations required to be performed by it under each Anchor Contract, (iii) each third-party counterparty to each Anchor Contract has performed all material obligations required to be performed by it under such Anchor Contract, and (iv) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Anchor or any of its Subsidiaries under any such Anchor Contract.

3.15        Agreements with Regulatory Agencies. Neither Anchor nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since July 1, 2014, a recipient of any supervisory letter from, or since July 1, 2014, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Anchor Disclosure Schedule, a "Anchor Regulatory Agreement"), nor has Anchor or any of its Subsidiaries been advised since July 1, 2014, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering, or requesting any such Anchor Regulatory Agreement.

3.16        Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Anchor, any of its Subsidiaries or for the account of a customer of Anchor or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and as of the date hereof (assuming due authorization, execution and delivery by the applicable counterparty) are legal, valid and binding obligations of Anchor or one of its Subsidiaries enforceable in accordance with their terms, subject to the Enforceability Exception, and are in full force and effect.  Anchor and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Anchor's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.17        Environmental Matters. To the knowledge of Anchor, it and its Subsidiaries are in compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to:  (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, and (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, "Environmental Laws").  There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of Anchor, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Anchor or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or, to the knowledge of Anchor, threatened against Anchor or any of its Subsidiaries.  To the knowledge of Anchor, there is no reasonable basis for any such proceeding, claim, action or governmental investigation.  Neither Anchor nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any Governmental Entity or third party imposing any liability or obligation with respect to the foregoing.  There are no underground storage tanks located at any Anchor Owned Properties (as defined in Section 3.19) or, to the knowledge of Anchor, located at any Anchor Leased Properties (as defined in Section 3.19).

3.18            Investment Securities, Commodities and BOLI.
(a)        Each of Anchor and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Anchor or its Subsidiaries.  Such securities and commodities are valued on the books of Anchor in accordance with GAAP.

(b)        Anchor and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Anchor believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, Anchor has made available to FS Bancorp the material terms of such policies, practices and procedures.

(c)        Section 3.18(c) of the Anchor Disclosure Schedule sets forth a true, correct and complete description of all bank owned life insurance ("BOLI") owned by Anchor or its Subsidiaries, including the value of its BOLI. Anchor and its Subsidiaries have taken all actions necessary to comply with applicable law in connection with the purchase and maintenance of BOLI.  The value of such BOLI is and has been fairly and accurately reflected in the most recent balance sheet included in the Anchor Reports in accordance with GAAP. All BOLI set forth in Section 3.18(c) of the Anchor Disclosure Schedule is owned solely by Anchor or its Subsidiaries, no other person has any ownership claims with respect to such BOLI or proceeds of insurance derived therefrom and there is no split dollar or similar benefit under Anchor or its Subsidiaries BOLI.   Neither Anchor nor its Subsidiaries has any outstanding borrowings secured in whole or part by its BOLI.

3.19        Title. Anchor or an Anchor Subsidiary (a) has good and marketable title to all the real property reflected in the most recent audited balance sheet included in the Anchor Reports as being owned by Anchor or an Anchor Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the "Anchor Owned Properties"), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, "Permitted Encumbrances"), and (b) is the lessee of all leasehold estates reflected in the most recent audited financial statements included in such Anchor Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the "Anchor Leased Properties" and, collectively with the Anchor Owned Properties, the "Anchor Real Property"), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Anchor's knowledge, the lessor.  There are no pending or, to the knowledge of Anchor, threatened condemnation proceedings against any Anchor Real Property.  Anchor or an Anchor Subsidiary has good and marketable title to the other assets reflected in the most recent audited balance sheet included in the Anchor Reports as being owned by Anchor or an Anchor Subsidiary or acquired after the date hereof (except assets sold or disposed of  since the date thereof), free and clear of any Liens other than (x) Permitted Encumbrances, (y) Liens securing FHLB advances and other borrowings (including capital lease obligations, if any) ("Monetary Liens") reflected on such balance sheet or the notes thereto and (z) Monetary Liens, if any, with respect to assets acquired after the date of such balance sheet.

3.20        Intellectual Property.

(a)         Anchor and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Material Adverse Effect on Anchor: (i) (A) the use of any Intellectual Property by Anchor and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person or entity and is in accordance with any applicable license pursuant to which Anchor or any Anchor Subsidiary acquired the right to use any Intellectual Property and (B) no person or entity has asserted in writing to Anchor that Anchor or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person or entity, (ii) no person or entity is challenging, infringing on or otherwise violating any right of Anchor or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Anchor or its Subsidiaries, and (iii) neither Anchor nor any Anchor Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by Anchor or any Anchor Subsidiary, and Anchor and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Anchor and its Subsidiaries.  For purposes of this Agreement, "Intellectual Property" means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; computer programs, whether in source code or object code form (including any and all software implementation algorithms), databases and compilations (including any and all data and collections of data); and any similar intellectual property or proprietary rights.

(b)        To the knowledge of Anchor, the IT Assets operate and perform as required by Anchor and its Subsidiaries in connection with their respective businesses, and have not malfunctioned or failed within the past three (3) years.  To the knowledge of Anchor, the IT Assets do not contain any "time bombs", "Trojan horses", "back doors", "trap doors", "worms", viruses, bugs, faults or other devices or effects that (i) enable or assist any person to access without authorization the IT Assets or (ii) otherwise adversely affect the functionality of the IT Assets.  To the knowledge of Anchor, no person has gained unauthorized access to the IT Assets.  To the knowledge of Anchor, Anchor and its Subsidiaries maintain and utilize the IT Assets in accordance with all applicable licenses, agreements and other contracts.  Anchor and its Subsidiaries have implemented and maintain reasonable backup, security and disaster recovery technology.  Anchor and its Subsidiaries take reasonable measures, which are to the knowledge of Anchor, adequate to comply with all applicable law and their respective contractual and privacy commitments, to protect the confidentiality of customer financial and other data.  For purposes of this Agreement, "IT Assets" means the computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines, and all other information technology equipment, and all associated documentation of a party and its Subsidiaries.

3.21          Related Party Transactions. Except as set forth in Section 3.21 of the Anchor Disclosure Schedule, there are no "covered transactions" between Anchor Bank or any of its subsidiaries and any "affiliate" (as those terms are defined in Regulation O promulgated by the Federal Reserve Board) and there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions between Anchor or any of its Subsidiaries, on the one hand, and any current or former director or "executive officer" (as defined in Rule 3b-7 under the Exchange Act) of Anchor or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Anchor Common Stock (or any of such person's immediate family members or affiliates) (other than Subsidiaries of Anchor), on the other hand, except those of a type available to employees of Anchor or its Subsidiaries generally or those related to compensation solely resulting from an employment relationship.

3.22        State Takeover Laws. Either this Agreement and the transactions contemplated hereby are exempt from, or the Board of Directors of Anchor has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to this Agreement and such transactions, the restrictions on "business combinations" set forth in any "moratorium," "control share," "fair price," "takeover" or "interested stockholder" law (any such laws, "Takeover Statutes") applicable to Anchor or any of its Subsidiaries.

3.23        Reorganization. Neither Anchor nor any Anchor Subsidiary has taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

3.24           Opinion of Financial Advisor. Prior to the execution of this Agreement, the Board of Directors of Anchor has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) from Keefe, Bruyette & Woods, Inc., to the effect that, as of the date thereof and based upon and subject to the factors, assumptions and limitations set forth therein, the Merger Consideration is fair from a financial point of view to the holders of Anchor Common Stock.  Such opinion has not been amended or rescinded as of the date of this Agreement.

3.25            Anchor Information. The information relating to Anchor and its Subsidiaries which is provided by Anchor or its representatives for inclusion in the Proxy Statement and the Form S-4, or in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.

3.26            Loan Portfolio.
(a)        As of the date hereof, except as set forth in Section 3.26(a) of the Anchor Disclosure Schedule, neither Anchor nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") in which Anchor or any Subsidiary of Anchor is a creditor which, as of June 30, 2018, was over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director, executive officer or 5% or greater shareholder of Anchor or any of its Subsidiaries, or to the knowledge of Anchor, any affiliate of any of the foregoing.  Set forth in Section 3.26(a) of the Anchor Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Anchor and its Subsidiaries that, as of June 30, 2018, were classified by Anchor as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of Anchor or any of its Subsidiaries that, as of June 30, 2018, was classified as "Other Real Estate Owned" and the book value thereof.

(b)        To Anchor's knowledge, each Loan of Anchor and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Anchor and its Subsidiaries as a secured Loan, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exception.

(c)        Each outstanding Loan originated, administered and/or serviced by Anchor or any of its Subsidiaries was originated, administered and/or serviced, by Anchor or an Anchor Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Anchor and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(d)        With respect to Loans serviced by Anchor or any of its Subsidiaries on behalf of others: (i) such Loans have been serviced and administered in accordance with all applicable guidelines, relevant laws and investor requirements and (ii) except as set forth in Section 3.26(d) of the Anchor Disclosure Schedule, there have been no repurchases of any such Loans or losses incurred with respect to any such Loans during the past two years.

(e)        None of the agreements pursuant to which Anchor or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan after the expiration of six months from the date of sale.

(f)        There are no outstanding Loans made by Anchor or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Anchor or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(g)        Neither Anchor nor any of its Subsidiaries is now nor has it been since June 30, 2013, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

3.27        Insurance.  (a) Anchor and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Anchor reasonably has determined to be prudent and consistent with industry practice, and Anchor and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Anchor and its Subsidiaries, Anchor or the relevant Subsidiary thereof is the sole beneficiary of such policies, and (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

3.28        Anchor Bank Liquidation Account.  Anchor Bank has created, and maintains, a liquidation account for its eligible account holders as of June 30, 2007 and its supplemental eligible account holders as of September 30, 2010. Anchor Bank maintains sufficient records to calculate the maximum liquidation amount in the event that a liquidation were to occur.

3.29        Books and Records.  The corporate and stock (ownership) record books of Anchor and its Subsidiaries are complete and accurate and reflect all meetings, consents, other actions of the board of directors and shareholders (owners) of Anchor and its Subsidiaries, and all transactions relating to the capital stock and ownership interests (including profit interests) in such entities.

3.30        Indemnification.  To the knowledge of Anchor, no action or failure to take action by any present or former director, advisory director, officer, employee or agent of Anchor or any of its Subsidiaries has occurred which would give rise to a claim by any such individual for indemnification from Anchor or any of its Subsidiaries.

ARTICLE IV

 REPRESENTATIONS AND WARRANTIES OF FS BANCORP

Except (i) as disclosed in the disclosure schedule delivered by FS Bancorp to Anchor concurrently herewith (the "FS Bancorp Disclosure Schedule"); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the FS Bancorp Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by FS Bancorp that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect on FS Bancorp, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any FS Bancorp Reports (as defined in Section 4.11) filed with the SEC by FS Bancorp prior to the date hereof (but disregarding risk factor disclosures contained under the heading "Risk Factors," or disclosures of risks set forth in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), FS Bancorp hereby represents and warrants to Anchor as follows:

4.1            Corporate Organization.
(a)        FS Bancorp is a corporation duly organized, validly existing and in good standing under the laws of the State of Washington and is a bank holding company duly registered under the BHC Act.  FS Bancorp has the corporate power and authority to own or lease all of its properties and assets as presently owned, operated or leased and to carry on its business as it is now being conducted, and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to have a Material Adverse Effect on FS Bancorp.  True and complete copies of the articles of incorporation of FS Bancorp (the "FS Bancorp Articles") and the bylaws of FS Bancorp (the "FS Bancorp Bylaws"), as in effect as of the date of this Agreement, have previously been made available by FS Bancorp to Anchor.

(b)        Each Subsidiary of FS Bancorp (a "FS Bancorp Subsidiary") (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly qualified to do business and, where such concept is recognized under applicable law, is in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified and in which the failure to be so qualified would reasonably be expected to have a Material Adverse Effect on FS Bancorp, and (iii) has all requisite power and authority to own or lease its properties and assets and to carry on its business as now conducted.  There are no restrictions on the ability of any Subsidiary of FS Bancorp to pay dividends or distributions except for statutory restrictions on dividends or distributions generally applicable to all entities of the same type and, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities.  The deposit accounts of 1st Security Bank of Washington are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act) to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened.  Section 4.1(b) of the FS Bancorp Disclosure Schedule sets forth a true and complete list of all Subsidiaries of FS Bancorp as of the date hereof.  No Subsidiary of FS Bancorp is in material violation of any of its organizational documents.

4.2            Capitalization.
(a)            The authorized capital stock of FS Bancorp consists of 45,000,000 shares of FS Bancorp Common Stock and 5,000,000 shares of preferred stock, $0.01 par value per share, of which no shares of preferred stock are issued or outstanding.  As of the date of this Agreement, there are (i) 3,708,660 shares of FS Bancorp Common Stock issued and outstanding, which number includes all shares subject to restriction under outstanding stock awards (each an "FS Bancorp Restricted Stock Award") and all unallocated shares under the FS Bancorp employee stock ownership plan, and (ii) 223,404 shares reserved for issuance upon the exercise of outstanding stock options to purchase shares of FS Bancorp Common Stock, and (iii) no other shares of capital stock or other voting securities of FS Bancorp issued, reserved for issuance or outstanding.  All of the issued and outstanding shares of FS Bancorp Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. Except as set forth in Section 4.2(a) of the FS Bancorp Disclosure Schedule, there are no (A) bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of FS Bancorp may vote or (B) trust preferred or subordinated debt securities of FS Bancorp or any of its Subsidiaries issued or outstanding.  Except with the respect to the outstanding options set forth in Section 4.2(a) of the FS Bancorp Disclosure Schedule, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating FS Bancorp to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities.  There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of FS Bancorp Common Stock to which FS Bancorp is a party.  Section 4.2(a) of the FS Bancorp Disclosure Schedule sets forth a true, correct and complete list of all FS Bancorp Restricted Stock Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such FS Bancorp Restricted Stock Award, and (iii) the grant date and vesting dates of each such FS Bancorp Restricted Stock Award, and a complete list of all FS Bancorp stock option grants outstanding as of the date hereof specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of shares subject to each such FS Bancorp stock option grant and exercise price per share, and (iii) the grant date and vesting dates of each such FS Bancorp stock option grant.  Other than the FS Bancorp Restricted Stock Awards and stock option grants set forth above, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of FS Bancorp or any of its Subsidiaries) are outstanding.

(b)            FS Bancorp owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the FS Bancorp Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to 1st Security Bank of Washington, as provided under applicable law) and free of preemptive rights, with no personal liability attaching to the ownership thereof.  No FS Bancorp Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

(c)            FS Bancorp does not have a dividend reinvestment plan or any shareholders' rights plan.

4.3            Authority; No Violation.

(a)            FS Bancorp has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of FS Bancorp and no other corporate action on the part of FS Bancorp is necessary to approve the Merger.  This Agreement has been duly and validly executed and delivered by FS Bancorp and (assuming due authorization, execution and delivery by Anchor) constitutes a valid and binding obligation of FS Bancorp, enforceable against FS Bancorp in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exception).  The FS Bancorp Common Stock to be issued in the Merger have been validly authorized and when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of FS Bancorp will have any preemptive right or similar rights in respect thereof.

(b)            Neither the execution and delivery of this Agreement by FS Bancorp or the Bank Plan of Merger by 1st Security Bank of Washington, nor the consummation of the Merger by FS Bancorp or the Bank Merger by 1st Security Bank of Washington, nor compliance by FS Bancorp or 1st Security Bank of Washington with any of the terms of this Agreement or the Bank Plan of Merger, will (i) violate any provision of the FS Bancorp Articles or FS Bancorp Bylaws or the organization or governing documents of any FS Bancorp Subsidiary, or (ii) assuming that the filings, notices, consents and approvals referred to in Section 4.4 are duly obtained and/or made, as applicable, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to FS Bancorp, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of FS Bancorp or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other material instrument or obligation to which FS Bancorp or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound.

4.4       Consents and Approvals.  Except for the filings, notices, consents and approvals referred to in Section 3.4 hereof, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by FS Bancorp of this Agreement or (ii) the consummation by FS Bancorp of the Merger and the consummation by 1st Security Bank of Washington of the Bank Merger.  As of the date hereof, FS Bancorp is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.

4.5       Reports.  To the knowledge of FS Bancorp, it and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2014 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith.  Except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of FS Bancorp and its Subsidiaries, no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of FS Bancorp, investigation into the business or operations of FS Bancorp or any of its Subsidiaries since January 1, 2014.  There is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of FS Bancorp or any of its Subsidiaries.

4.6           Financial Statements and Internal Controls.
(a)         The financial statements of FS Bancorp and its Subsidiaries included (or incorporated by reference) in the FS Bancorp Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of FS Bancorp and its Subsidiaries, (ii) fairly present in accordance with GAAP the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of FS Bancorp and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto.  The books and records of FS Bancorp and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements, reflect only actual transactions and there are no material misstatements, omissions, inaccuracies or discrepancies contained or reflected therein.  Moss Adams LLP has not resigned (or informed FS Bancorp that it intends to resign) or been dismissed as independent public accountants of FS Bancorp as a result of or in connection with any disagreements with FS Bancorp on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b)            Neither FS Bancorp nor any of its Subsidiaries has any liability, obligation or loss contingency of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due) that are required to be reflected or reserved against on a balance sheet prepared in accordance with GAAP, except for those liabilities, obligations or loss contingencies that are reflected or reserved against on the consolidated balance sheet of FS Bancorp included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 (including any notes thereto) and for liabilities, obligations or loss contingencies incurred in the ordinary course of business consistent with past practice since March 31, 2018, or in connection with this Agreement and the transactions contemplated hereby.

(c)            The records, systems, controls, data and information of FS Bancorp and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of FS Bancorp or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on FS Bancorp.  FS Bancorp (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to FS Bancorp, including its Subsidiaries, is made known to the Chief Executive Officer and the Chief Financial Officer of FS Bancorp by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to FS Bancorp's outside auditors and the audit committee of FS Bancorp's Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect FS Bancorp's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in FS Bancorp's internal controls over financial reporting.  These disclosures were made in writing by management to FS Bancorp's auditors and audit committee and a copy has previously been made available to Anchor.  There is no reason to believe that FS Bancorp's outside auditors and its Chief Executive Officer and Chief Financial Officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(d)            Since January  1, 2014, (i) neither FS Bancorp nor any of its Subsidiaries, nor, to the knowledge of FS Bancorp, any director, officer, employee, auditor, accountant or representative of FS Bancorp or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of FS Bancorp or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that FS Bancorp or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing FS Bancorp or any of its Subsidiaries, or other person, whether or not employed by FS Bancorp or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty, material violation of banking or other laws, or similar material violation by FS Bancorp, or any of its Subsidiaries or any of their officers, directors, employees or agents to the Board of Directors or senior management of FS Bancorp or any of its Subsidiaries or any committee thereof, to any director or officer of FS Bancorp or any of its Subsidiaries.
4.7            Absence of Certain Changes or Events.
(a)            Since March 31, 2018, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on FS Bancorp.

(b)            Since March 31, 2018 to the date of this Agreement, other than entering into this Agreement, in connection with this Agreement or the transactions contemplated hereby, FS Bancorp and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.

4.8            Legal Proceedings.
(a)            Neither FS Bancorp nor any of its Subsidiaries is a party to any, and there are no pending or, to FS Bancorp's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against FS Bancorp or any of its Subsidiaries or any of their current or former directors or executive officers in their capacities involving a monetary claim in excess of five hundred thousand dollars ($500,000) or seeking injunction or equitable relief, or challenging the validity or propriety of the transactions contemplated by this Agreement.

(b)            There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application to banks and bank holding companies) imposed upon FS Bancorp, any of its Subsidiaries or the assets of FS Bancorp or any of its Subsidiaries (or that, upon consummation of the Merger or the Bank Merger would apply to the Surviving Company or any of its Subsidiaries or affiliates).

4.9            Taxes and Tax Returns.  Each of FS Bancorp and its Subsidiaries has duly and timely filed (including all applicable extensions) all Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects.  As of the date hereof, neither FS Bancorp nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any Tax Return.  All Taxes of FS Bancorp and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid.  Each of FS Bancorp and its Subsidiaries has withheld and paid all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party.  Neither FS Bancorp nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any Tax that remains in effect.  The federal income Tax Returns of FS Bancorp and its Subsidiaries for all years to and including 2013 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired.  During the past three (3) years, neither FS Bancorp nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any amount of Taxes, and there are no threatened or pending disputes, claims, audits, examinations or other proceedings regarding any Tax of FS Bancorp or its Subsidiaries or the assets of FS Bancorp or its Subsidiaries.  FS Bancorp has made available to Anchor true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last three (3) years.  Neither FS Bancorp nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among FS Bancorp and its Subsidiaries).  Neither FS Bancorp nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the Merger is also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code.  Neither FS Bancorp nor any of its Subsidiaries has participated in a "reportable or listed transaction" within the meaning of Treasury Regulation Section 1.6011-4(b).  At no time during the applicable period specified in Code §897(c)(1)(A)(ii) has FS Bancorp been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

4.10            Employees.
(a)            As used in this Agreement, the term "FS Bancorp Benefit Plans" means all stock option, stock purchase, restricted stock, other equity based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, or other benefit plans, programs or arrangements, and all retention, bonus, employment, termination, change in control and severance plans, programs, arrangements or agreements, and other similar contracts or agreements to or with respect to which FS Bancorp, any FS Bancorp Subsidiary, or any trade or business of FS Bancorp or any of its Subsidiaries, whether or not incorporated, all of which together with FS Bancorp would be deemed a "single employer" within the meaning of Section 4001(b)(1) of ERISA or subsections (b), (c), (m) or (o) of Section 414 of the Code (each, a "FS Bancorp ERISA Affiliate"), is a party or has any current or future obligation or that are maintained, contributed to or sponsored by FS Bancorp or any of its Subsidiaries or any FS Bancorp ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of FS Bancorp or any of its Subsidiaries or any FS Bancorp ERISA Affiliate.

(b)            FS Bancorp has heretofore made available to Anchor true and complete copies of each of the FS Bancorp Benefit Plans and related material documents, including, but not limited to, (i) all summary plan descriptions, amendments, modifications or material supplements to the most recent versions of any FS Bancorp Benefit Plan, (ii) the annual reports (Forms 5500), if any, filed with the IRS for the last two (2) plan years, (iii) the most recently received IRS determination or opinion letters, if any, relating to a FS Bancorp Benefit Plan, and (iv) the most recently prepared actuarial report for each FS Bancorp Benefit Plan (if applicable) for each of the last two (2) years.

(c)         Each FS Bancorp Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code.  Except as set forth in Section 4.10(c) of the FS Bancorp Disclosure Schedule, neither FS Bancorp nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, United States Department of Labor or any other Governmental Entity with respect to any FS Bancorp Benefit Plan, and neither FS Bancorp nor any of its Subsidiaries has any knowledge of any plan defect that would qualify for correction under any such program.

(d)            The IRS has issued a favorable determination letter, or an opinion letter for a prototype or volume submitter plan upon which FS Bancorp may rely, with respect to each FS Bancorp Benefit Plan that is intended to be qualified under Section 401(a) of the Code (collectively, the "FS Bancorp Qualified Plans"), which letter has not been revoked (nor has revocation been threatened), and, to the knowledge of FS Bancorp, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any FS Bancorp Qualified Plan or the related trust or materially increase the costs relating thereto.  No trust funding any FS Bancorp Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

(e)         Each FS Bancorp Benefit Plan that is a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, has (i) since January 1, 2005, been maintained and operated, in all material respects, in good faith compliance with Section 409A of the Code and IRS Notice 2005-1 and (ii) since January 1, 2008, been, in all material respects, in documentary and operational compliance with Section 409A of the Code.
(f)         No FS Bancorp Benefit Plan is subject to Title IV or Section 302 of ERISA.

(g)            None of FS Bancorp and its Subsidiaries nor any FS Bancorp ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or a Multiple Employer Plan, and none of FS Bancorp and its Subsidiaries nor any FS Bancorp ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan.

(h)            All contributions required to be made to any FS Bancorp Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any FS Bancorp Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of FS Bancorp.

(i)            There are no pending or, to the knowledge of FS Bancorp, threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted or instituted, and, to FS Bancorp's knowledge, no set of circumstances exists which may reasonably give rise to a claim or lawsuit, against any FS Bancorp Benefit Plan, any fiduciaries thereof with respect to their duties to a FS Bancorp Benefit Plan or the assets of any trust under any FS Bancorp Benefit Plan which could reasonably be expected to result in any material liability of FS Bancorp or any of its Subsidiaries to any Governmental Entity, any Multiemployer Plan, a Multiple Employer Plan, any participant in a FS Bancorp Benefit Plan, or any other party.

(j)        None of FS Bancorp and its Subsidiaries nor any FS Bancorp ERISA Affiliate nor any other person, including any fiduciary, has engaged in any "prohibited transaction" (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the FS Bancorp Benefit Plans or their related trusts, FS Bancorp, any of its Subsidiaries, any FS Bancorp ERISA Affiliate or any person that FS Bancorp or any of its Subsidiaries has an obligation to indemnify, to any Tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k)            There are no pending or, to FS Bancorp's knowledge, threatened material labor grievances or material unfair labor practice claims or charges against FS Bancorp or any of its Subsidiaries, or any strikes or other labor disputes against FS Bancorp or any of its Subsidiaries.  Neither FS Bancorp nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of FS Bancorp or any of its Subsidiaries and, to the knowledge of FS Bancorp, there are no organizing efforts by any union or other group seeking to represent any employees of FS Bancorp or any of its Subsidiaries.

4.11            SEC Reports.  FS Bancorp has previously made available to Anchor an accurate and complete copy of each (a) final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC since December 31, 2014 and prior to the date hereof by FS Bancorp pursuant to the Securities Act or the Exchange Act (the "FS Bancorp Reports") and (b) communication mailed by FS Bancorp to its shareholders since December 31, 2014 and prior to the date hereof, and no such FS Bancorp Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date.  All FS Bancorp Reports filed under the Securities Act and the Exchange Act complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto.  As of the date of this Agreement, no executive officer of FS Bancorp has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.  As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the FS Bancorp Reports.

4.12            Compliance with Applicable Law.  FS Bancorp and each of its Subsidiaries hold, and have at all times since December 31, 2014, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), and to the knowledge of FS Bancorp, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.  FS Bancorp and each of its Subsidiaries have complied in all material respects with, and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to FS Bancorp or any of its Subsidiaries, including without limitation all laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans.  1st Security Bank of Washington has a Community Reinvestment Act rating of "satisfactory".  Without limitation, none of FS Bancorp, or its Subsidiaries, or to the knowledge of FS Bancorp, any director, officer, employee, agent or other person acting on behalf of FS Bancorp or any of its Subsidiaries has, directly or indirectly, (i) used any funds of FS Bancorp or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of FS Bancorp or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of FS Bancorp or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of FS Bancorp or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business or to obtain special concessions for FS Bancorp or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for FS Bancorp or any of its

Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the Treasury.

4.13            Agreements with Regulatory Agencies.  Neither FS Bancorp nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the FS Bancorp Disclosure Schedule, a "FS Bancorp Regulatory Agreement"), nor has FS Bancorp or any of its Subsidiaries been advised since January 1, 2015, by any Regulatory Agency or other Governmental Entity that it is considering issuing, initiating, ordering or requesting any such FS Bancorp Regulatory Agreement.

4.14            Risk Management Instruments.  All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of FS Bancorp, any of its Subsidiaries or for the account of a customer of FS Bancorp or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and as of the  date hereof (assuming due authorization, execution and delivery by the applicable counterparty) are legal, valid and binding obligations of FS Bancorp or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exception), and are in full force and effect.  FS Bancorp and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to FS Bancorp's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

4.15            Environmental Matters.  Except as would not reasonably be expected to result in a material liability or expense to FS Bancorp and its Subsidiaries, taken as a whole, each of FS Bancorp and its Subsidiaries is in compliance, and have complied, with all Environmental Laws.  There are no legal, administrative, arbitral or other proceedings, claims or actions or, to the knowledge of FS Bancorp, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on FS Bancorp or any of its Subsidiaries of any material liability or obligation arising under any Environmental Law, pending or threatened against FS Bancorp or any of its Subsidiaries.  To the knowledge of FS Bancorp, there is no reasonable basis for any such proceeding, claim, action or governmental investigation.  Neither FS Bancorp nor any of its Subsidiaries is subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with Governmental Entity or third party imposing any liability or obligation with respect to the foregoing.
4.16            Investment Securities and Commodities.
(a)         Each of FS Bancorp and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of FS Bancorp or its Subsidiaries.  Such securities and commodities are valued on the books of FS Bancorp in accordance with GAAP.

(b)            FS Bancorp and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that FS Bancorp believes are prudent and reasonable in the context of such businesses.  Prior to the date of this Agreement, FS Bancorp has made available to Anchor the material terms of such policies, practices and procedures.

4.17            Title.  FS Bancorp or a FS Bancorp Subsidiary (a) has good and marketable title to all the real property reflected in the most recent audited balance sheet included in the FS Bancorp Reports as being owned by FS Bancorp or a FS Bancorp Subsidiary or acquired after the date thereof (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the "FS Bancorp Owned Properties"), free and clear of all Liens, except for Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the most recent audited financial statements included in such FS Bancorp Reports or acquired after the date thereof (except for leases that have expired by their terms since the date thereof) (the "FS Bancorp Leased Properties" and, collectively with the FS Bancorp Owned Properties, the "FS Bancorp Real Property"), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to FS Bancorp's knowledge, the lessor.  There are no pending or, to the knowledge of FS Bancorp, threatened condemnation proceedings against any FS Bancorp Real Property. FS Bancorp or a FS Bancorp Subsidiary has good and marketable title to the other assets reflected in the most recent audited balance sheet included in the FS Bancorp Reports as being owned by FS Bancorp or a FS Bancorp Subsidiary or acquired after the date hereof (except assets sold or disposed of  since the date thereof), free and clear of any Liens other than (x) Permitted Encumbrances, (y) Monetary Liens reflected on such balance sheet or the notes thereto and (z) Monetary Liens, if any, with respect to assets acquired after the date of such balance sheet.

4.18             Intellectual Property.

(a)            FS Bancorp and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any Liens), all Intellectual Property necessary for the conduct of its business as currently conducted.  Except as would not reasonably be expected to have a Material Adverse Effect on FS Bancorp: (i) (A)  the use of any Intellectual Property by FS Bancorp and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person or entity and is in accordance with any applicable license pursuant to which FS Bancorp or any FS Bancorp Subsidiary acquired the right to use any Intellectual Property and (B) no person or entity has asserted in writing to FS Bancorp that FS Bancorp or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person or entity, (ii)  no person or entity is challenging, infringing on or otherwise violating any right of FS Bancorp or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to FS Bancorp or its Subsidiaries, and (iii) neither FS Bancorp nor any FS Bancorp Subsidiary has received any written notice of any pending claim with respect to any Intellectual Property owned by FS Bancorp or any FS Bancorp Subsidiary, and FS Bancorp and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by FS Bancorp and its Subsidiaries.

(b)            To the knowledge of FS Bancorp, the IT Assets operate and perform as required by FS Bancorp and its Subsidiaries in connection with their respective businesses, and have not malfunctioned or failed within the past three (3) years.  To the knowledge of FS Bancorp, the IT Assets do not contain any "time bombs", "Trojan horses", "back doors", "trap doors", "worms", viruses, bugs, faults or other devices or effects that (i) enable or assist any person to access without authorization the IT Assets or (ii) otherwise adversely affect the functionality of the IT Assets.  To the knowledge of FS Bancorp, no person has gained unauthorized access to the IT Assets.  To the knowledge of FS Bancorp, FS Bancorp and its Subsidiaries maintain and utilize the IT Assets in accordance with all applicable licenses, agreements and other contracts.  FS Bancorp and its Subsidiaries have implemented and maintain reasonable backup, security and disaster recovery technology.  FS Bancorp and its Subsidiaries take reasonable measures, which are to the knowledge of FS Bancorp, adequate to comply with all applicable law and their respective contractual and privacy commitments, to protect the confidentiality of customer financial and other data.

4.19            Reorganization.  Neither FS Bancorp nor any FS Bancorp Subsidiary has taken any action and is not aware of any fact or circumstance that would reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

4.20            FS Bancorp Information.  The information relating to FS Bancorp and its Subsidiaries to be contained in the Proxy Statement and the Form S-4, and the information relating to FS Bancorp and its Subsidiaries that is provided by FS Bancorp or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading.  The Form S-4 (except for such portions thereof that relate only to Anchor or any of its Subsidiaries) will comply as to form in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

4.21            Loan Portfolio.
(a)         As of the date hereof, except as set forth in Section 4.21(a) of the FS Bancorp Disclosure Schedule, neither FS Bancorp nor any of its Subsidiaries is a party to any Loan in which FS Bancorp or any Subsidiary of FS Bancorp is a creditor which, as of June 30, 2018, was over ninety (90) days or more delinquent in payment of principal or interest.  Set forth in Section 4.21(a) of the FS Bancorp Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of FS Bancorp and its Subsidiaries that, as of June 30, 2018, were classified by FS Bancorp as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," or words of similar import, together with the principal amount of each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of such Loans by category of Loan (e.g., commercial, consumer, etc.), and (B) each asset of FS Bancorp or any of its Subsidiaries that, as of June 30, 2018, was classified as "Other Real Estate Owned" and the book value thereof.

(b)            To FS Bancorp's knowledge, each Loan of FS Bancorp and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of FS Bancorp and its Subsidiaries as a secured Loan, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exception.

(c)            To the knowledge of FS Bancorp, each outstanding Loan originated, administered and/or serviced by FS Bancorp or any of its Subsidiaries was originated, administered and/or serviced, by FS Bancorp or a FS Bancorp Subsidiary, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of FS Bancorp and its Subsidiaries and with all applicable federal, state and local laws, regulations and rules.

(d)            Except as set forth in Section 4.21(d) of the FS Bancorp Disclosure Schedule, none of the agreements pursuant to which FS Bancorp or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan after the expiration of six months from the date of sale.

(e)            There are no outstanding Loans made by FS Bancorp or any of its Subsidiaries to any "executive officer" or other "insider" (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of FS Bancorp or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.

(f)            Neither FS Bancorp nor any of its Subsidiaries is now nor has it been since June 30, 2013 subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity relating to the origination, sale or servicing of mortgage or consumer Loans.

4.22            Insurance.

(a)             FS Bancorp and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of FS Bancorp reasonably has determined to be prudent and consistent with industry practice, and FS Bancorp and its Subsidiaries are in compliance with their insurance policies and are not in default under any of the terms thereof,

(b)             each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of FS Bancorp and its Subsidiaries, FS Bancorp or the relevant Subsidiary thereof is the sole beneficiary of such policies, and

(c)             all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.

ARTICLE V

 COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1            Anchor Conduct of Businesses Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of FS Bancorp, during the period from the date of this Agreement to the Effective Time, Anchor shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the ordinary course consistent with past practice, (b) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Anchor or FS Bancorp or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals (as defined in Section 7.1(e)) or to consummate the transactions contemplated hereby.
5.2            Anchor Forbearances. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement, or as required by applicable law or a Governmental Entity, Anchor shall not, and shall not permit any of its Subsidiaries to without the prior written consent of FS Bancorp (which shall not be unreasonably withheld or delayed):
(a)            Capital Stock. Issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of its capital stock, other ownership interests or any warrants, options, other equity-based awards, convertible securities or other similar arrangements; or commitment to acquire any shares of the capital stock or other ownership interest.
(b)            Other Securities. Issue any other capital securities, including trust preferred or other similar securities, indebtedness with voting rights, or other securities, debentures or subordinated notes.

(c)            Dividends, Etc. (i) Make, declare, pay or set aside for payment any dividend or distribution on its capital stock or other ownership interests (other than dividends from wholly owned Subsidiaries to Anchor or to another wholly owned Subsidiary of Anchor; or (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock, other ownership interests, or rights with respect to the foregoing:
(d)            Compensation; Employment, Etc. (i) Enter into, modify, amend, renew or terminate any employment, consulting, severance, change in control, or similar agreement or arrangement with any director, officer, employee or service provider of Anchor or any of its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments) other than (A) at will agreements, (B) normal individual increases in salary to and bonuses pursuant to plans currently in effect, in each case in the ordinary course of business consistent with past practice, and (C) severance in accordance with past practice; (ii) hire any new officers; (iii) promote any employee to a rank of vice president or a more senior position; or (iv) pay aggregate expenses of more than five thousand dollars ($5,000) in the aggregate for employees and directors to attend conventions or similar meetings after the date hereof.
(e)            Benefit Plans. Except as contemplated by Section 6.5, enter into, establish, adopt, modify, amend, renew, or terminate any Anchor Benefit Plan, or take any action to accelerate the vesting of benefits payable thereunder.
(f)            Dispositions. Sell, transfer, mortgage, lease or encumber any of its assets or properties except in the ordinary course of business consistent with past practice, and in the case of a sale or transfer, at fair value; or sell or transfer any portion of its deposit liabilities.
(g)            Leases or Licenses. Enter into, modify, amend or renew any data processing contract, service provider agreement, or any lease, license or maintenance agreement relating to real or personal property, Intellectual Property or IT Assets other than the annual renewal of an agreement that is necessary to operate its business in the ordinary course consistent with past practice; or permit to lapse its rights in any material Intellectual Property or IT Assets.
(h)            Acquisitions. Acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts contracted prior to the date hereof in good faith, in each case in the ordinary course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any person or entity.
(i)            Loans, Loan Participations and Servicing Rights. Sell or acquire any Loans (excluding originations) or Loan participations, except in the ordinary course of business consistent with past practice (but in the case of a sale, after giving FS Bancorp or 1st Security Bank of Washington a first right of refusal to acquire such Loan or participation); or sell or acquire any servicing rights.
(j)            Governing Documents. Amend its organizational documents (or similar governing documents).
(k)            Accounting Methods. Implement or adopt any material change in its accounting principles, practices or methods, other than as may be required by GAAP or any Governmental Entity.
(l)            Contracts. Enter into or terminate any Anchor Contract or amend or modify in any material respect or renew any existing Anchor Contract.
(m)            Claims. Except in the ordinary course of business consistent with past practice and involving an amount not in excess of twenty-five thousand dollars ($25,000) (exclusive of any amounts paid directly or reimbursed to Anchor or any of its Subsidiaries under any insurance policy maintained by Anchor or any of its Subsidiaries), settle any claim, action or proceeding against it. Notwithstanding the foregoing, no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could reasonably be determined to be material to Anchor and its Subsidiaries, taken as a whole.
(n)            Foreclose. Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon; provided, however, that neither Anchor nor any of its Subsidiaries shall be required to obtain such a report with respect to one- to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property contains Hazardous Substances or might be in violation of or require remediation under Environmental Laws.
(o)            Deposit Taking and Other Bank Activities. In the case of Anchor Bank (i) voluntarily make any material changes in or to its deposit mix; (ii) increase or decrease the rate of interest paid on time deposits or on certificates of deposit, except in a manner and pursuant to policies consistent with past practice and competitive factors in the marketplace; (iii) incur any liability or obligation relating to retail banking and branch merchandising, marketing and advertising activities and initiatives except in the ordinary course of business consistent with past practice; (iv) open any new branch or deposit taking facility; or (v) close or relocate any existing branch or other facility.
(p)            Investments. Enter into any securities transactions for its own account or purchase or otherwise acquire any investment security for its own account other than non-callable investment securities with an "AA" rating or better with a projected average life of less than two (2) years in the ordinary course of business consistent with past practice; enter into or acquire any derivatives contract or structured note; or enter into any new, or modify, amend or extend the terms of any existing contracts relating to the purchase or sale of financial or other futures, or any put or call option relating to cash, securities or commodities or any interest rate swap agreements or other agreements relating to the hedging of interest rate risk.
(q)            Capital Expenditures. Purchase or lease any fixed assets where the amount paid or committed thereof is in excess of twenty-five thousand dollars ($25,000) individually or fifty thousand dollars ($50,000) in the aggregate, except for emergency repairs or replacements.
(r)            Lending. (i) Make any material changes in its policies concerning Loan underwriting or which classes of persons may approve Loans or fail to comply with its policies in effect during calendar year 2017; or (ii) make, renew, modify or extend any Loans or extensions of credit except in the ordinary course of business consistent with past practice and Anchor Bank's existing lending policies as of the date of this Agreement, provided that(a) any unsecured Loan or extension of credit in excess of fifty thousand dollars ($50,000), (b) any secured Loan or extension of credit in excess of one million dollars ($1,000,000), and (c) any Loan or extension of credit that would result in Anchor Bank's aggregate direct or indirect exposure to the borrowing relationship  exceeding three million dollars ($3,000,000), or the acquisition of any loan pools or participations shall require the prior written approval of the Chief Credit Officer of 1st Security Bank of Washington or his or her designee, which approval or rejection shall be given in writing within two (2) business days after the Loan package is delivered to such individual.
(s)            Joint Ventures and Real Estate Development Operations. Engage in any new joint venture, partnership or similar activity; make any new or additional investment in any existing joint venture or partnership; or engage in any new real estate development or construction activity.
(t)            Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368(a) of the Code; (ii) any of Anchor's representations and warranties set forth in this Agreement being or becoming untrue in any material respect (disregarding any materiality qualifications contained therein); (iii) any of the conditions set forth in Article VII not being satisfied; or (iv) a violation of any provision of this Agreement.
(u)            Risk Management. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.
(v)            Indebtedness and Guaranties. Incur any indebtedness for borrowed money other than in the ordinary course of business consistent with past practice with a term not in excess of one year; or incur, assume or become subject to, whether directly or by way of any guarantee or otherwise, any obligations or liabilities (absolute, accrued, contingent or otherwise) of any other person or entity, other than the issuance of letters of credit in the ordinary course of business and in accordance with the restrictions set forth in Section 5.2(r).
(w)            Liens. Subject any of its assets or properties to any Lien (other than in connection with securing advances, repurchase agreements and other borrowings from the FHLB and transactions in "federal funds").
(x)            Charitable Contributions. Make any charitable or similar contributions, except in amounts not to exceed five thousand dollars ($5,000) individually, and twenty-five thousand dollars ($25,000) in the aggregate.
(y)            New Lines of Business. Develop, market or implement any new line of business.
(z)            Tax Matters. Make, change or revoke any tax election, file any amended Tax Return, enter into any Tax closing agreement, or settle or agree to compromise any liability with respect to disputed Taxes.
(aa)            Performance of Obligations. Take any action that is likely to materially impair Anchor's ability to perform any of its obligations under this Agreement or Anchor Bank to perform any of its obligations under the Bank Plan of Merger.
(bb)            Commitments. Agree or commit to do any of the foregoing.
5.3            FS Bancorp Conduct of Business Prior to the Effective Time. Except as expressly contemplated or permitted by this Agreement or as required by applicable law or a Governmental Entity, or with the prior written consent of Anchor, during the period from the date of this Agreement to the Effective Time, FS Bancorp shall, and shall cause each of its Subsidiaries to, (a) use commercially reasonable best efforts to maintain and preserve intact its business organization and advantageous business relationships, and (b) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Anchor or FS Bancorp or any of their respective Subsidiaries to obtain any Requisite Regulatory Approvals or to consummate the transactions contemplated hereby. For the avoidance of doubt, nothing herein shall prohibit FS Bancorp from repurchasing shares of its common stock.
5.4            FS Bancorp Forbearances. Except as expressly permitted or contemplated by this Agreement, or as required by applicable law or a Governmental Entity, or with the prior written consent of Anchor during the period from the date of this Agreement to the Effective Time, FS Bancorp shall not, and shall not permit any of its Subsidiaries to:

(a)            Governing Documents.  Amend the FS Bancorp Articles or FS Bancorp Bylaws in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Anchor Common Stock (upon their receipt of FS Bancorp Common Stock in the Merger).
(b)            Special Dividend. Declare any special or extraordinary dividend or distribution on FS Bancorp Common Stock.
(c)            Adverse Actions. Take any action that is intended or is reasonably likely to result in (i) the Merger or the Bank Merger failing to qualify as a "reorganization" under Section 368(a) of the Code; (ii) any of FS Bancorp's representations and warranties set forth in this Agreement being or becoming untrue in any material respect (disregarding any materiality qualifications contained herein); (iii) any of the conditions set forth in Article VII not being satisfied; or (iv) a violation of any provision of this Agreement.
(d)            Performance Obligations. Take any action that is likely to materially impair FS Bancorp's ability to perform any of its obligations under this Agreement or 1st Security Bank of Washington to perform any of its obligations under the Bank Plan of Merger.
(e)            Commitments. Agree or commit to do any of the foregoing.
ARTICLE VI

 ADDITIONAL AGREEMENTS
6.1            Regulatory Matters.
(a)            As promptly as practicable following the date of this Agreement, FS Bancorp shall promptly prepare and file with the SEC the Form S-4, in which the Proxy Statement, which will be prepared jointly by FS Bancorp and Anchor, will be included. Each of FS Bancorp and Anchor shall use its commercially reasonable best efforts to respond as promptly as practicable to any written or oral comments from the SEC or its staff with respect to the Form S-4 or any related matters. Each of Anchor and FS Bancorp shall use its commercially reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to maintain such effectiveness for as long as necessary to consummate the Merger and the other transactions contemplated by this Agreement. Upon the Form S-4 being declared effective, Anchor shall thereafter mail or deliver the Proxy Statement to its shareholders. FS Bancorp shall also use its commercially reasonable best efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement, and Anchor shall furnish all information concerning Anchor and the holders of Anchor Common Stock as may be reasonably requested in connection with any such action. If at any time prior to the Effective Time any event occurs or information relating to Anchor or FS Bancorp, or any of their respective affiliates, directors or officers, should be discovered by Anchor or FS Bancorp that should be set forth in an amendment or supplement to either the Form S-4 or the Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other party hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable law, disseminated to Anchor's shareholders.
(b)            In addition to their obligations pursuant to Section 6.1(a), Anchor and FS Bancorp shall make all necessary filings with respect to the Merger and the other transactions contemplated by this Agreement under the Securities Act, the Exchange Act and applicable foreign or state securities or "Blue Sky" laws and regulations promulgated thereunder and provide each other with copies of any such filings.

FS Bancorp and Anchor shall advise the other party, promptly after receipt of notice thereof, of (and provide copies of any notices or communications with respect to) the time of the effectiveness of the Form S-4, the filing of any supplement or amendment thereto, the issuance of any stop order relating thereto, the suspension of the qualification of FS Bancorp Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of any request by the SEC or its staff for amendment to the Proxy Statement or the Form S-4, comments thereon from the SEC's staff and each party's responses thereto or request of the SEC or its staff for additional information. No amendment or supplement to the Proxy Statement or the Form S-4 shall be filed without the approval of each of Anchor and FS Bancorp, which approval shall not be unreasonably withheld, delayed or conditioned.
(c)            Subject to the terms and conditions set forth in this Agreement, FS Bancorp and Anchor shall, and shall cause their respective Subsidiaries to, use commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including (i) the satisfaction of the conditions precedent to the obligations of Anchor (in the case of FS Bancorp) or FS Bancorp (in the case of Anchor) to the Merger, (ii) the obtaining of all necessary consents or waivers from third parties, (iii) the obtaining of all necessary actions or no-actions, expirations or terminations of waiting periods under antitrust laws, waivers, consents, authorizations, permits, orders and approvals from, or any exemption by, any Governmental Entities and the taking of all commercially reasonable steps as may be necessary to obtain expirations or terminations of waiting periods under antitrust laws, an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, and (iv) the execution and delivery of any additional instruments necessary to consummate the Merger, the Bank Merger and to fully carry out the purposes of this Agreement. The Parties shall cooperate with each other and use their respective commercially reasonable best efforts to promptly prepare and file, and cause their respective Subsidiaries to prepare and file, all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Merger and the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such third parties, Regulatory Agencies or other Governmental Entities. In furtherance (but not in limitation) of the foregoing, FS Bancorp shall, and shall cause 1st Security Bank of Washington to, use commercially reasonable best efforts to file any required applications, notices or other filings with the Federal Reserve Board, the DFI and the FDIC, if applicable, within forty-five (45) days after the date hereof. Anchor and FS Bancorp shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable laws relating to the confidentiality of information, all the information relating to Anchor or FS Bancorp, as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party, Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties, Regulatory Agencies and other Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated by this Agreement.
(d)            Each of FS Bancorp and Anchor shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the Form S-4 or any other statement, filing, notice or application made by or on behalf of FS Bancorp, Anchor or any of their respective Subsidiaries to any Regulatory Agency or other Governmental Entity in connection with the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(e)            Each of FS Bancorp and Anchor shall promptly advise the other upon receiving any communication from any Regulatory Agency or other Governmental Entity the consent or approval of which is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval may be materially delayed, or that any such approval may contain an Unduly Burdensome Condition (as defined in Section 7.1(e)).
6.2            Access to Information; Current Information.
(a)            Upon reasonable notice and subject to applicable laws, each of FS Bancorp and Anchor, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters contemplated by this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Effective Time, to all its properties, books, contracts, commitments, personnel, IT Assets, and records, and each shall cooperate with the other party in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, each of FS Bancorp and Anchor shall, and shall cause its respective Subsidiaries to, make available to the other party, to the extent permissible under applicable law, (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws which is generally not available on the SEC's EDGAR internet database, and (ii) all other information concerning its business, properties and personnel as such party may reasonably request.  Neither FS Bancorp nor Anchor nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of FS Bancorp's or Anchor's, as the case may be, customers, jeopardize the attorney-client privilege of the party in possession or control of such information or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty or binding agreement entered into prior to the date of this Agreement.  The Parties will use commercially reasonable efforts to make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b)            Anchor shall permit, and shall cause its Subsidiaries to permit, FS Bancorp and/or an environmental consulting firm selected by FS Bancorp, at the sole expense of FS Bancorp, to conduct such phase I and/or phase II environmental audits, studies and tests on real property currently owned, leased or operated by Anchor or any of its Subsidiaries. In the event any subsurface or phase II site assessments are conducted (which assessments shall be at FS Bancorp's sole expense), FS Bancorp shall indemnify Anchor and its Subsidiaries for all costs and expenses associated with returning the property to its previous condition.
(c)            Subject to applicable law and regulations, during the period from the date hereof to the Effective Time, Anchor shall, upon the request of FS Bancorp, cause one or more of its designated officers to confer on a monthly basis (or more frequently if the Parties reasonably agree that it is necessary) with officers of FS Bancorp regarding the financial condition, operations and business of Anchor and its Subsidiaries and matters relating to the completion of the transactions contemplated by this Agreement. Anchor Bank shall also provide the Chief Credit Officer of 1st Security Bank of Washington or his or her designee with all materials provided to members of Anchor Bank's loan (or similar) committee promptly following the meeting of such committee. As soon as reasonably available, but in no event more than five (5) business days after filing, Anchor will deliver to FS Bancorp all reports filed by it or any of its Subsidiaries with any Regulatory Agency or other Governmental Entity subsequent to the date hereof including all Anchor Bank Call Reports and regulatory information filed with the Federal Reserve Board, the FDIC and the DFI. Anchor will also deliver to FS Bancorp as soon as practicable all quarterly and annual financial statements of Anchor and its Subsidiaries prepared with respect to periods ending after March 31, 2018. As soon as practicable after the end of each month, Anchor will deliver to FS Bancorp in electronic form (i) the monthly deposit and loan trial balances of Anchor Bank, (ii) the monthly analysis of Anchor Bank's investment portfolio, (iii) monthly balance sheet and income statement of Anchor and its Subsidiaries, and (iv) to the extent available, an update of all of the information set forth in Section 3.26(a) of the Anchor Disclosure Schedule for the then current period.
(d)            During the period from the date hereof to the Effective Time, Anchor shall provide FS Bancorp with board packages of Anchor's Board of Directors or committees thereof as well as all Board of Directors and committee meetings for each Subsidiary of Anchor promptly following the meeting of Anchor's Board of Directors or committees thereof; provided however, that the board and committee packages and notices provided to FS Bancorp may exclude (i) any materials relating to the transactions contemplated by this Agreement or an Acquisition Proposal (as defined in Section 6.8(e)), (ii) any materials if the disclosure of such materials to FS Bancorp would or could reasonably be expected to result in a violation of applicable law, regulation or orders, decrees or determinations of a Government Entity, or (iii) any materials that are otherwise reasonably deemed by the Anchor Board of Directors to be confidential.
(e)            All information and materials provided pursuant to this Agreement shall be subject to the provisions of the Confidentiality Agreement entered into between the Parties as of April 6, 2018 (the "Confidentiality Agreement").
(f)            No investigation by a party hereto or its representatives shall affect the representations and warranties of the other party set forth in this Agreement.
6.3            Shareholder Meeting. Anchor shall, and shall cause its Board of Directors to, (i) take all action in accordance with the federal securities laws, the laws of the State of Washington, the Anchor Articles and the Anchor Bylaws necessary to (A) call and give notice of a special meeting of its shareholders (the "Anchor Shareholder Meeting") for the purpose of seeking the Anchor Shareholder Approval within five (5) business days following the date the Form S-4 is declared effective under the Securities Act and (B) schedule the Anchor Shareholder Meeting to take place on a date that is within forty (40) days after the notice date; (ii) subject to Section 6.8, use its commercially reasonable best efforts to (x) cause the Anchor Shareholder Meeting to be convened and held on the scheduled date and (y) obtain the Anchor Shareholder Approval; and (iii) subject to Section 6.8, include in the Proxy Statement the recommendation that the Anchor shareholders approve this Agreement and the Merger (the "Anchor Board Recommendation"). Notwithstanding anything to the contrary contained in this Agreement, Anchor shall not be required to hold the Anchor Shareholder Meeting if this Agreement is terminated pursuant to Section 8.1 prior to the scheduled time of the Anchor Shareholder Meeting.
6.4            Reservation of Common Stock; Nasdaq Listing.
(a)            FS Bancorp agrees at all times from the date of this Agreement until the Merger Consideration has been paid in full to reserve a sufficient number of shares of FS Bancorp Common Stock to fulfill its obligations under this Agreement.
(b)              FS Bancorp shall use its commercially reasonable best efforts to cause the shares of FS Bancorp Common Stock to be issued to the holders of Anchor Common Stock in the Merger to be authorized for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.
6.5            Employee Matters.
(a)            Following the Effective Time, FS Bancorp shall maintain or cause to be maintained employee benefit plans and compensation opportunities for the benefit of employees (as a group) who are full-time active employees (i.e., employees who are employed on average at least 30 hours of service per week pursuant to 26 U.S. Code §4980H) of Anchor and its Subsidiaries on the Closing Date ("Covered Employees") that provide employee benefits and compensation opportunities which, in the aggregate, are substantially comparable (and equivalent) to the employee benefits and compensation opportunities that are made available on a uniform and non-discriminatory basis to similarly situated employees of FS Bancorp or its Subsidiaries (other than Anchor and its Subsidiaries), as applicable; provided that (i) in no event shall any Covered Employee be eligible to participate in any closed or frozen plan of FS Bancorp or its Subsidiaries; and (ii) except with respect to a FS Bancorp Qualified Plan where participation commences on the first entry date after the Closing Date, until such time as FS Bancorp shall cause Covered Employees to participate in the benefit plans and compensation opportunities that are made available to similarly situated employees of FS Bancorp or its Subsidiaries (other than Anchor and its Subsidiaries), a Covered Employee's continued participation in employee benefit plans and compensation opportunities of Anchor and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in the FS Bancorp Benefit Plans may commence at different times with respect to each FS Bancorp Benefit Plan).
(b)            To the extent that a Covered Employee becomes eligible to participate in a FS Bancorp Benefit Plan, FS Bancorp shall cause such FS Bancorp Benefit Plan to (i) recognize years of prior service from the date of most recent hire of such Covered Employee with Anchor or its Subsidiaries for purposes of eligibility, participation, vesting and, except under any plan that determines benefits on an actuarial basis, for benefit accrual, but only to the extent that such service was recognized immediately prior to the Effective Time under a comparable Anchor Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not operate to duplicate any benefits of a Covered Employee with respect to the same period of service; and (ii) with respect to any FS Bancorp Benefit Plan that is a health, dental or other welfare plan in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, FS Bancorp or its applicable Subsidiary shall use its commercially reasonable efforts to (A) cause any pre-existing condition limitations or eligibility waiting periods under such FS Bancorp or Subsidiary plan to be waived with respect to such Covered Employee and his or her eligible dependents to the extent such condition was or would have been covered under the Anchor Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time and (B) recognize any health, dental or other similar expenses incurred by such Covered Employee and his or her eligible dependents in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or other welfare plan.
(c)            Prior to the Effective Time, and except as otherwise provided in this Agreement, Anchor shall take, and shall cause its Subsidiaries to take, all actions requested by FS Bancorp in FS Bancorp's sole discretion  that may be necessary or appropriate to (i) cause one or more Anchor Benefits Plans to terminate as of the Effective Time, or as of the date immediately preceding the Effective Time, (ii) cause benefit accruals and entitlements under any Anchor Benefit Plan to cease as of the Effective Time, or as of the date immediately preceding the Effective Time, (iii) cause the continuation on and after the Effective Time of any contract, arrangement or insurance policy relating to any Anchor Benefit Plan for such period as may be requested by FS Bancorp, or (iv) facilitate the merger of any Anchor Benefit Plan into any employee benefit plan maintained by FS Bancorp or a FS Bancorp Subsidiary. All resolutions, notices, or other documents issued, adopted or executed in connection with the implementation of this Section 6.5(c) shall be subject to FS Bancorp's reasonable prior review and approval, which shall not be unreasonably withheld.
(d)            At the Effective Time, FS Bancorp shall cause 1st Security Bank of Washington to assume and honor the Anchor Bank Amended and Restated Change in Control Severance Plan of 2010

(the "Anchor Bank Severance Plan") subject to the Anchor Bank Severance Plan being amended by Anchor Bank prior to the Effective Time to provide for (i) the inclusion therein as an employee of each executive officer of Anchor Bank who is not a party to a  separate written employment or change in control agreement with Anchor Bank and (ii) the execution and delivery of a general release by each employee as a condition to his or her right or entitlement to a severance benefit and that payment of the severance benefit shall be made within ten (10) days after the expiration of any opt-out period provided in the release, which amendment shall be made in compliance with Section 409A of the Code and in form and substance reasonably satisfactory to FS Bancorp.
(e)            Nothing in this Section 6.5 shall be construed to limit the right of FS Bancorp or any of its Subsidiaries (including, following the Effective Time, any Anchor Subsidiary) to amend or terminate any Anchor Benefit Plan or other employee benefit plan after the Effective Time, to the extent such amendment or termination is permitted by the terms of the applicable plan and not inconsistent with the provisions contained in this Section 6.5, nor shall anything in this Section 6.5 be construed to require FS Bancorp or any of its Subsidiaries (including, following the Effective Time, any Anchor Subsidiary) to retain the employment of any particular Covered Employee for any fixed period of time following the Effective Time.
(f)            Anchor shall take all actions necessary to terminate the Anchor ESOP and Anchor 401(k) plan, effective no later than the day immediately prior to the Effective Time.  The accounts of all participants and beneficiaries in the Anchor ESOP and Anchor 401(k) plan shall become fully vested upon termination of the Anchor ESOP and Anchor 401(k) plan.  In connection with the termination of the Anchor ESOP, (i) the loan indebtedness of the Anchor ESOP to Anchor or Anchor Bank shall be extinguished, (ii) the unallocated shares of Anchor Common Stock held by the Anchor ESOP that are Anchor ESOP Loan Shares shall be cancelled and (iii) the Merger Consideration received in the Merger for the remaining unallocated shares of Anchor Common Stock held by the Anchor ESOP shall be allocated to participant accounts in accordance with the terms of the Anchor ESOP.  In connection with a prior unconsummated transaction, Anchor received favorable determination letters from the IRS that the termination of the Anchor ESOP and Anchor 401(k) plan, respectively, does not affect their tax qualified status. In furtherance of this transaction, Anchor shall tale such actions as are necessary to have such prior plan termination actions apply to this transaction.  As soon as practicable following the Effective Time, the account balances in the Anchor ESOP and Anchor 401(k) plan shall be either distributed to participants and beneficiaries or rolled over to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct; provided however, that nothing contained herein shall delay the distribution or transfer of account balances in the Anchor ESOP in the ordinary course for reasons other than the termination of such plan.  FS Bancorp agrees to permit Covered Employees to rollover their account balances in the Anchor ESOP and/or Anchor 401(k) plan to an FS Bancorp Qualified Plan provided they are still employed by FS Bancorp or a FS Bancorp Subsidiary at the time of such rollover.  With respect to matters occurring often the date hereof Anchor shall, or shall direct the fiduciaries of the Anchor ESOP to (to the extent permitted by law), provide FS Bancorp and its counsel with a draft of each resolution, amendment, participant communication or other document relating to the termination of the Anchor ESOP at least five (5) business days before such document is adopted, filed or distributed.  Prior to the Closing Date, Anchor shall provide FS Bancorp with the final documentation evidencing that the actions contemplated herein have been effectuated.  Notwithstanding anything herein to the contrary, Anchor and its Subsidiaries shall make a contribution to the Anchor ESOP trust for the period prior to the termination date of the Anchor ESOP in an amount sufficient to reduce the Anchor ESOP loan balance to approximately $470, 426 immediately prior to the termination of the Anchor ESOP.  Anchor shall take all necessary action to amend the Anchor ESOP to permit the mid-year contribution contemplated herein and to allocate the released shares among eligible participants in a manner that reflects the mid-year contribution.  Anchor and its Subsidiaries shall continue to accrue and make contributions to the Anchor 401(k) plan in the ordinary course of business through the termination date of such plan in connection with this transaction.

        (g)            As of the Effective Time, Section 14 of the Anchor Bank Amended and Restated Phantom Stock Plan (the "Anchor Phantom Stock Plan") shall apply for Anchor and Anchor Bank employees.  Accordingly, each Anchor Phantom Stock Plan Participant (the "Anchor Phantom Stock Plan Participant") employed by Anchor or Anchor Bank as of the day immediately preceding the Effective Time shall have a 100 percent vested interest in his or her Anchor Phantom Stock Benefit (as defined under the Anchor Phantom Stock Plan).  In addition no later than sixty (60) days following the Effective Time all Anchor Phantom Stock Plan Participants (including both Anchor and Anchor Bank current and former employees and directors participating in the Anchor Phantom Stock Plan) shall receive a cash lump sum equal to the value of his or her entire Anchor Phantom Stock Benefit, determined as of the Effective Time.  All amounts payable hereunder shall be paid without any interest and subject to any required tax withholding, and shall be conditioned on the recipient executing an acknowledgment in a form reasonably satisfactory to FS Bancorp that the payment represents the full satisfaction of all obligations and liabilities with respect to the Anchor Phantom Stock Plan.

    (h)            Upon consummation of the Merger, FS Bancorp shall, or shall cause 1st Security Bank of Washington to, honor each change in control provision in the employment or change in control severance agreements to which Anchor or Anchor Bank is a party with any of its employees. FS Bancorp agrees and acknowledges that the Merger constitutes a change in control as defined in each such employment or change in control severance agreement, and agrees to terminate or cause to be terminated, at the Effective Time, the employment without cause of each employee of Anchor and Anchor Bank who is party to an employment or change in control severance agreement and to pay at such time the change in control benefits owed to each such employee under the terms of his or her employment or change in control severance agreement. Concurrently with the execution of this Agreement, 1st Security Bank of Washington shall enter into a consulting agreement with Terri L. Degner, in the form attached hereto as Exhibit D, with the term to commence immediately following the termination of Ms. Degner's current employment agreement at the Effective Time.
    (i)            In the event that any employee of Anchor Bank receives any payments, benefits or acceleration of vesting (the "Total Payments") in connection with the Merger that would constitute an "excess parachute payment" within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of the Code, then Anchor Bank will take all steps necessary to ensure that the Total Payments will be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.

6.6            Officers' and Directors' Insurance; Indemnification.
(a)            For six (6) years from and after the Effective Time, FS Bancorp shall maintain officers' and directors' liability insurance covering the persons who are covered by Anchor's current officers' and directors' liability insurance policy with respect to actions, omissions, events, matters or circumstances occurring prior to the Effective Time, on terms which are at least substantially equivalent to the terms of said current policy, provided that it shall not be required to expend, on an annual basis, during the coverage period more than an amount equal to 200% of the annual premium most recently paid by Anchor (the "Insurance Amount") to maintain or procure insurance coverage pursuant hereto, and further provided that if FS Bancorp is unable to maintain or obtain the insurance called for by this Section 6.6(a), FS Bancorp shall use commercially reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount. At Anchor's option, Anchor may, in lieu of the foregoing, (or, if requested by FS Bancorp, Anchor shall) purchase prior to the Effective Time, a 6-year prepaid "tail" policy providing single limit equivalent coverage to that described in the preceding sentence for a premium cost not to exceed 200% of the current annual premium for such insurance.  If such prepaid "tail" policy has been obtained by Anchor prior to the Effective Time, FS Bancorp shall cause such policy to be maintained in full force and effect, for its full term, and shall cause all obligations thereunder to be honored by the Surviving Company and no other party shall have any further obligation to purchase or pay for insurance hereunder.  The officers and directors of Anchor or its Subsidiaries may be required to make application and provide customary representations and warranties to FS Bancorp's insurance carrier for the purpose of obtaining such insurance.
(b)            For six (6) years from and after the Effective Time, FS Bancorp shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director or officer of Anchor or any of its Subsidiaries (each, an "Anchor Indemnified Party") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of FS Bancorp, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a "Claim"), in which an Anchor Indemnified Party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of Anchor or any of its Subsidiaries if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted under the organizational documents of Anchor and its Subsidiaries and to the fullest extent otherwise permitted by law.
(c)            In connection with the indemnification provided pursuant to Section 6.6(b), FS Bancorp and/or a FS Bancorp Subsidiary (i) will advance expenses, promptly after statements therefor are received, to each Anchor Indemnified Party to the fullest extent permitted by law and Governmental Entities (provided the individual to whom expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such individual is not entitled to indemnification), including the payment of the fees and expenses of one counsel with respect to a matter, and one local counsel in each applicable jurisdiction, if necessary or appropriate, selected by such Anchor Indemnified Party or multiple Anchor Indemnified Parties, it being understood that they collectively shall only be entitled to one counsel and one local counsel in each applicable jurisdiction where necessary or appropriate (unless a conflict shall exist between them in which case they may retain separate counsel), all such counsel shall be reasonably satisfactory to FS Bancorp and (ii) will cooperate in the defense of any such matter.
(d)            This Section 6.6 shall survive the Effective Time, is intended to benefit each Anchor Indemnified Person (each of whom shall be entitled to enforce this Section against FS Bancorp), and shall be binding on all successors and assigns of FS Bancorp.
(e)            In the event FS Bancorp or any of its successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving company or entity of such consolidation or merger, or (ii) transfers all or substantially all of its properties and assets to one or more other persons or entities, then, and in each such case, proper provision shall be made so that the successors and assigns of FS Bancorp assume the obligations set forth in this Section 6.6.
6.7            Exemption from Liability Under Section 16(b). Each of the Board of Directors of FS Bancorp and Anchor or a committee of Non-Employee Directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act) shall adopt a resolution in advance of the Effective Time providing that the receipt by Anchor Insiders of FS Bancorp Common Stock pursuant to the Merger is intended to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act. As used herein, the term "Anchor Insiders" means those officers and directors of Anchor who will become subject to the reporting requirements of Section 16(a) of the Exchange Act as insiders of FS Bancorp in conjunction with the Merger.
6.8            No Solicitation.
(a)            Anchor agrees that, except as expressly permitted by Section 6.8(b), from the date of this Agreement until the Effective Time or, if earlier, the termination of this Agreement in accordance with Section 8.1, it will not, and will cause its Subsidiaries and the officers, directors, and employees of Anchor and its Subsidiaries (the "Anchor Individuals") not to, and will use its commercially reasonable best efforts to cause Anchor's and its Subsidiaries' agents, advisors and controlled affiliates, accountants, legal counsel, and financial advisors (the "Anchor Representatives") not to, initiate, solicit, encourage or knowingly facilitate inquiries or proposals with respect to, or engage in any discussions or negotiations concerning, or provide any confidential or nonpublic information or data concerning its and/or its Subsidiaries business, properties or assets ("Anchor Confidential Information") to, or have any discussions with, any person or entity relating to, any Acquisition Proposal. Anchor will immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any persons or entities other than FS Bancorp with respect to any Acquisition Proposal and will use its commercially reasonable best efforts, subject to applicable law, to enforce any confidentiality or similar agreement relating to such an Acquisition Proposal.
(b)            Notwithstanding anything to the contrary in Section 6.8(a), at any time from the date of this Agreement and prior to obtaining the Anchor Shareholder Approval, in the event Anchor receives an unsolicited Acquisition Proposal and the Board of Directors of Anchor determines in good faith that such Acquisition Proposal constitutes a Superior Proposal (as defined below) or is reasonably likely to result in a Superior Proposal, Anchor may, and may permit its Subsidiaries and the Anchor Individuals and the Anchor Representatives to, (i) negotiate the terms of, and enter into, a confidentiality agreement with terms and conditions no less favorable to Anchor than the Confidentiality Agreement (an "Acceptable Confidentiality Agreement"), (ii) furnish or cause to be furnished Anchor Confidential Information to the person or entity making such Acquisition Proposal pursuant to an Acceptable Confidentiality Agreement,  and (iii) negotiate and participate in such negotiations or discussions with the person or entity making such Acquisition Proposal concerning such Acquisition Proposal, if the Board of Directors of Anchor determines in good faith (following consultation with counsel) that failure to take such actions would reasonably be likely to result in a violation of its fiduciary duties under applicable law.
(c)            The Board of Directors of Anchor shall not (nor shall any committee thereof) withdraw or modify, in a manner adverse to FS Bancorp, the Anchor Board Recommendation or make or cause to be made any third party or public communication proposing or announcing an intention to withdraw or modify in any manner adverse to FS Bancorp the Anchor Board Recommendation (any such action, a "Change in Recommendation"). Notwithstanding the foregoing, the Board of Directors of Anchor (including any committee thereof) may, at any time prior to obtaining the Anchor Shareholder Approval, effect a Change in Recommendation in response to a bona fide written unsolicited Acquisition Proposal made after the date of this Agreement that the Board of Directors of Anchor determines in good faith (after consultation with Anchor's outside legal counsel) constitutes a Superior Proposal; provided, however, that the Board of Directors of Anchor may not make a Change in Recommendation, or terminate this Agreement pursuant to Section 8.1(f), with respect to an Acquisition Proposal until it has given FS Bancorp at least four (4) business days, following FS Bancorp's initial receipt of written notice that the Board of Directors of Anchor has determined that such Acquisition Proposal is a Superior Proposal and the reasons therefor, to respond to any such Acquisition Proposal and, taking into account any amendment or modification to this Agreement proposed by FS Bancorp, the Board of Directors of Anchor determines in good faith (after consultation with counsel) that such Acquisition Proposal continues to constitute a Superior Proposal.

(d)            Anchor will promptly (and in any event within two (2) business days) advise FS Bancorp in writing following receipt of any Acquisition Proposal and the substance thereof (including the identity of the person or entity making such Acquisition Proposal), and will keep FS Bancorp apprised of any related developments, discussions and negotiations (including the terms and conditions, whether written or oral, of the Acquisition Proposal) on a current basis.
(e)            As used in this Agreement, the following terms have the meanings set forth below:
"Acquisition Proposal" means a tender or exchange offer, proposal for a merger, consolidation or other business combination involving Anchor or Anchor Bank or any proposal or offer to acquire in any manner more than 20% of the voting power in, or more than 20% of the fair market value of the business, assets or deposits of, Anchor or Anchor Bank, other than the transactions contemplated by this Agreement.
"Superior Proposal" means a written Acquisition Proposal that the Board of Directors of Anchor concludes in good faith to be more favorable from a financial point of view to its shareholders than the Merger, (i) after receiving the advice of its financial advisors (ii) after taking into account the likelihood of consummation of such transaction on the terms set forth therein and (iii) after taking into account all legal (with the advice of outside counsel), financial (including the financing terms of any such proposal), regulatory and other aspects of such proposal and any other relevant factors permitted under applicable law; provided, however, that for purposes of the definition of "Superior Proposal," the references to "more than 20%" in the definition of Acquisition Proposal shall be deemed to be references to "a majority".
6.9            Notification of Certain Matters. Each of the Parties shall give prompt written notice to the other of any fact, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein. Each of Anchor and FS Bancorp shall promptly inform the other in writing upon receiving notice of any claim, demand, cause of action or investigation by any Governmental Entity or third party against, or threatened against, it or any of its Subsidiaries or any of their respective assets, properties, or any of their respective directors, officers or employees in their individual capacities as such.
6.10            Correction of Information. Each of Anchor and FS Bancorp shall promptly correct and supplement in writing any information furnished under this Agreement so that such information shall be correct and complete in all material respects at all times, without taking into account any Material Adverse Effect qualification, and shall include all facts necessary to make such information correct and complete in all material respects at all times; provided, however, that in each case, such disclosure shall not be deemed to cure any breach of a representation, warranty, covenant or agreement or any failure of a condition under Article VII, or to otherwise limit or affect in any way the remedies available hereunder to any party receiving such notice.
6.11            Integration. From and after the date hereof, Anchor shall, and shall cause Anchor Bank and its and Anchor Bank's directors, officers and employees to, make all commercially reasonable best efforts (without undue disruption to either business) to (i) cooperate in order to permit 1st Security Bank of Washington to train Anchor Bank employees who are expected to continue employment with 1st Security Bank of Washington, including excusing such employees from their duties for the purpose of training and orientation by 1st Security Bank of Washington and (ii) cause Anchor Bank's data processing consultants and software providers to, cooperate and assist Anchor Bank and 1st Security Bank of Washington in connection with the planned electronic and systematic conversion of all applicable data of Anchor Bank to the 1st Security Bank of Washington system to occur after the Effective Time, in each case without undue disruption to Anchor Bank's business, during normal business hours and at the expense of FS Bancorp or 1st Security Bank of Washington (not to include Anchor Bank's regular employee payroll).
6.12            Coordination; Integration. Subject to applicable law and regulation, during the period from the date hereof until the Effective Time, Anchor shall cause the Chief Executive Officer and Chief Financial Officer of Anchor Bank to assist and confer with the officers of 1st Security Bank of Washington, on a periodic basis, relating to the development, coordination and implementation of the post-Merger operating and integration plans of 1st Security Bank of Washington, as the resulting bank in the Bank Merger.
6.13            Delivery of Agreements.  Anchor shall cause the Voting Agreements and Non-Solicitation Agreements to be executed by its directors and delivered to FS Bancorp prior to or simultaneously with the execution of this Agreement.
ARTICLE VII

 CONDITIONS PRECEDENT
7.1            Conditions to Each Party's Obligations. The respective obligations of the Parties to effect the Merger shall be subject to the satisfaction or, to the extent permitted by law, waiver by each of Anchor and FS Bancorp, at or prior to the Closing Date of the following conditions:
(a)            Shareholder Approval. The Anchor Shareholder Approval shall have been obtained.
(b)            Nasdaq Listing. The shares of FS Bancorp Common Stock to be issued in the Merger shall have been approved for listing on the Nasdaq, subject to official notice of issuance.
(c)            Form S-4. The Form S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.
(d)            No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the Merger or the Bank Merger shall be in effect.
(e)            Regulatory Approvals. All regulatory authorizations, consents, orders or approvals from Regulatory Agencies and other Governmental Entities required to consummate the Merger and the Bank Merger shall have been obtained without the imposition of any non-standard condition or requirement, which individually or in the aggregate, is reasonably deemed unduly burdensome by the Board of Directors of FS Bancorp including any condition that would increase the minimum regulatory capital requirements of FS Bancorp or 1st Security Bank of Washington (an "Unduly Burdensome Condition") and such authorizations, consents, orders and approvals shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired (all such approvals and the expiration of all such waiting periods being referred to as the "Requisite Regulatory Approvals").
7.2            Conditions to Obligations of FS Bancorp. The obligation of FS Bancorp to effect the Merger is also subject to the satisfaction, or, to the extent permitted by law, waiver by FS Bancorp, at or prior to the Closing Date, of the following conditions:
(a)            Representations and Warranties. The representations and warranties of Anchor set forth in this Agreement shall be (i) true and correct in all material respects as of the date of this Agreement, and (ii) true and correct in all material respects as of the Closing Date as though made on the

Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); provided, however, that
(A)
the representations and warranties in Sections 3.2 (Capitalization) (other than inaccuracies that are de minimis in amount and effect), Section 3.7 (Broker's Fees), Section 3.8(a) (Absence of Changes), and Section 3.25 (Anchor Information) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date;

(B)
the representations and warranties in Section 3.3 (Authority; No Violation) shall be true and correct in all material respects as of the date of this Agreement and as of the Effective Time as though made on the Closing Date; and

(C)
no other representation or warranty of Anchor shall be deemed untrue or incorrect as of the Closing Date as a consequence of events or circumstances arising after the date hereof, unless such event or circumstance, individually or taken together with other facts, events or circumstances inconsistent with any representation or warranty of Anchor has had or would reasonably be expected to result in a Material Adverse Effect on Anchor;

provided, further, that for purposes of clause (C) above, any qualification or exception for, or reference to, materiality (including the terms "material," "materially," "in all material respects" or similar terms or phrases) or Material Adverse Effect in any such representation or warranty shall be disregarded; and FS Bancorp shall have received a certificate signed on behalf of Anchor by the Chief Executive Officer or the Chief Financial Officer of Anchor to the foregoing effect.
(b)            Performance of Obligations of Anchor. Anchor shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date; and FS Bancorp shall have received a certificate signed on behalf of Anchor by the Chief Executive Officer or the Chief Financial Officer of Anchor to such effect.
(c)            Dissenting Shares.  Dissenting Shares shall be less than ten percent (10%) of the issued and outstanding shares of Anchor Common Stock.

(d)            Opinion of Tax Counsel.  FS Bancorp shall have received an opinion from Keller Rohrback L.L.P., special counsel to FS Bancorp, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.  In rendering its opinion, Keller Rohrback, L.L.P. may require and rely upon representations contained in letters from each of FS Bancorp and Anchor.
7.3            Conditions to Obligations of Anchor. The obligation of Anchor to effect the Merger is also subject to the satisfaction, or to the extent permitted by law, waiver by Anchor, at or prior to the Closing Date, of the following conditions:
(a)            Representations and Warranties. The representations and warranties of FS Bancorp set forth in this Agreement shall be (i) true and correct in all material respects as of the date of this Agreement, and (ii) true and correct in all material respects as of the Closing Date as though made on the Closing Date (except that representations and warranties that by their terms speak specifically as of the date of this Agreement or another date shall be true and correct in all material respects as of such date); provided, however, that

(A)
the representations and warranties in Section 4.2 (Capitalization) (other than inaccuracies that are de minimis in amount and effect), Section 4.7(a) (Absence of Changes) and Section 4.23 (FS Bancorp Information) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date;

(B)
the representations and warranties in Section 4.3 (Authority; No Violation) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on the Closing Date; and

(C)
no other representation or warranty of FS Bancorp shall be deemed untrue or incorrect as of the Closing Date as a consequence of events or circumstances arising after the date hereof, unless such event or circumstance, individually or taken together with other facts, events or circumstances inconsistent with any representation or warranty of FS Bancorp has had or would reasonably be expected to result in a Material Adverse Effect on FS Bancorp;

provided, further, that for purposes of clause (C) above, any qualification or exception for, or reference to, materiality (including the terms "material," "materially," "in all material respects" or similar terms or phrases) or Material Adverse Effect in any such representation or warranty shall be disregarded; and Anchor shall have received a certificate signed on behalf of FS Bancorp by the Chief Executive Officer or the Chief Financial Officer of FS Bancorp to the foregoing effect.
(b)            Performance of Obligations of FS Bancorp. FS Bancorp shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Anchor shall have received a certificate signed on behalf of FS Bancorp by the Chief Executive Officer or the Chief Financial Officer of FS Bancorp to such effect.
(c)            Opinion of Tax Counsel.  Anchor shall have received an opinion from Silver, Freedman, Taff & Tiernan L.L.P. special counsel to Anchor, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code.  In rendering its opinion, Silver, Freedman, Taff & Tiernan L.L.P. may require and rely upon representations contained in letters from each of FS Bancorp and Anchor.
ARTICLE VIII

 TERMINATION AND AMENDMENT
8.1            Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after the Anchor Shareholder Approval, by action of the Board of Directors of a party, as follows:
(a)            by the written mutual consent of Anchor and FS Bancorp;
(b)            by either Anchor or FS Bancorp, if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the Merger or the Bank Merger, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform any covenant or agreement in this Agreement required to be performed prior to the Effective Time;

(c)            by either Anchor or FS Bancorp, if the Merger shall not have been consummated on or before June 30, 2019, unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth in this Agreement;
(d)            by either Anchor or FS Bancorp (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in this Agreement on the part of Anchor, in the case of a termination by FS Bancorp, or FS Bancorp, in the case of a termination by Anchor, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the Closing Date, the failure of the conditions set forth in Section 7.2 or 7.3, as the case may be, and which is not cured within twenty (20) days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;
(e)            by FS Bancorp if (i) the Board of Directors of Anchor (or any committee thereof) shall have failed to make the Anchor Board Recommendation or made a Change in Recommendation or (ii) Anchor shall have materially breached any of the provisions set forth in Section 6.8 or (iii) Anchor shall have refused to call or hold the Anchor Shareholder Meeting (except as provided in the last sentence of Section 6.3);
(f)            by Anchor prior to obtaining the Anchor Shareholder Approval in order to enter into an agreement relating to a Superior Proposal in accordance with Section 6.8; provided, however, that Anchor has (i) not materially breached the provisions of Section 6.8, and (ii) complied with its payment obligation under Section 8.4(a); or
(g)            by either Anchor or FS Bancorp, if the provisions of Section 8.1(e) are not applicable and the shareholders of Anchor fail to provide the Anchor Shareholder Approval at a duly held meeting of shareholders or at an adjournment or postponement thereof.
8.2            Effect of Termination. In the event of termination of this Agreement by either Anchor or FS Bancorp as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Anchor, FS Bancorp, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever under this Agreement, or in connection with the transactions contemplated by this Agreement, except that (i) Sections 8.2, 8.3, 8.4, 9.3, 9.4, 9.5, 9.6, 9.7, 9.8, 9.9, 9.10 and 9.11 shall survive any termination of this Agreement, and (ii) if this Agreement is terminated under Section 8.1(d), the non-terminating party shall not, except as provided in Section 8.4(c), be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.
8.3            Fees and Expenses. Except with respect to costs and expenses of printing and mailing the Proxy Statement, which shall be borne by Anchor, and all filing and other fees in connection with any filing with the SEC and Regulatory Agencies, which shall be borne by FS Bancorp, all fees and expenses incurred in connection with the Merger, the Bank Merger, this Agreement, and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated.
8.4            Termination Fee.
(a)            If this Agreement is terminated pursuant to Section 8.1(e) or (f), then (i) in the case of termination under Section 8.1(e), Anchor shall immediately following such termination pay FS Bancorp an amount equal to $2,702,000 (the "Termination Fee"), and (ii) in the case of termination under

Section 8.1(f), Anchor shall, simultaneously with such termination and as a condition thereof, pay FS Bancorp the Termination Fee, in each case in same-day funds.
(b)            If this Agreement is terminated by either party under Section 8.1(g), and prior thereto there has been publicly announced an Acquisition Proposal, then if within one year of such termination Anchor or Anchor Bank either (A) enters into a definitive agreement with respect to an Acquisition Proposal or (B) consummates an Acquisition Proposal, Anchor shall immediately pay FS Bancorp the Termination Fee set forth in Section 8.4(a) in same-day funds. For purposes of clauses (A) and (B) above, the reference to 20% in the definition of Acquisition Proposal shall be 50%.
(c)              The payment of the Termination Fee shall fully discharge Anchor from any and all liability under this Agreement and related to the transactions contemplated herein, and FS Bancorp shall not be entitled to any other relief or remedy against Anchor. If the Termination Fee is not payable, FS Bancorp may pursue any and all remedies available to it against Anchor on account of a willful and material breach by Anchor of any of the provisions of this Agreement. Moreover, if the Termination Fee is payable pursuant to Section 8.1(e)(ii), FS Bancorp shall have the right to pursue any and all remedies available to it against Anchor on account of the willful and material breach by Anchor of Section 6.8 in lieu of accepting the Termination Fee under Section 8.4(a) Anchor may pursue any and all remedies available to it against FS Bancorp on account of a willful and material breach by FS Bancorp of any of the provisions of this Agreement.
8.5            Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Anchor; provided, however, that after any approval of the transactions contemplated by this Agreement by the shareholders of Anchor, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.
8.6            Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Board of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties contained in this Agreement or (c) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE IX

 GENERAL PROVISIONS
9.1            Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the "Closing") shall take place on a date no later than the last day of the month (but no earlier than five (5) business days) after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing), unless extended by mutual agreement of the Parties (the "Closing Date").
9.2            Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time, except for Section 6.6 and for those other covenants and agreements contained in this Agreement that by their terms apply or are to be performed in whole or in part after the Effective Time.
9.3            Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be deemed given if delivered personally, sent via facsimile (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the Parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)            if to FS Bancorp, to:
FS Bancorp, Inc.
 6920 220th Street SW
Mountlake Terrace, Washington 98043
Attention:  Joseph C. Adams, Chief Executive Officer
 Facsimile: (425) 771-8840

with a copy to:
Keller Rohrback LLP
1201 Third Avenue
Suite 3200
Seattle, WA 98101
Attention: Glen Garrison
 Facsimile: (206) 623-3384

(b)            if to Anchor, to:
Anchor Bancorp
601 Woodland Square Loop SE
Lacey, Washington 98503
Attention:  Jerald L. Shaw, President and Chief Executive Officer
Facsimile: (360) 252-7149

with a copy to:
Breyer & Associates PC
8180 Greensboro Drive
Suite 785
McLean, Virginia 22102
Attention: John F. Breyer, Jr.
Facsimile:  (703) 883-2511

9.4            Interpretation. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." All schedules and exhibits hereto shall be deemed part of this Agreement and included in any reference to this Agreement. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that any provision, covenant or restriction is invalid, void or unenforceable, it is the express intention of the Parties that such provision, covenant or restriction be enforced to the maximum extent permitted.
9.5            Counterparts. This Agreement may be executed in two or more counterparts (including by facsimile or other electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other party, it being understood that each party need not sign the same counterpart.
9.6            Entire Agreement. This Agreement (including the documents and the instruments referred to in this Agreement), together with the Confidentiality Agreement, constitutes the entire agreement and supersedes all prior written, and prior or contemporaneous oral, agreements and understandings, between the Parties with respect to the subject matter of this Agreement, other than the Confidentiality Agreement.
9.7            Governing Law, Jurisdiction, Venue and Construction. This Agreement shall be governed and construed in accordance with the laws of the State of Washington and applicable to contracts made and performed entirely within such state, without regard to any applicable conflicts of law principles or any other principle that could require the application of the application of the law of any other jurisdiction.  The Parties hereto agree that any suit, action or proceeding brought by either party to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal or state court located in the State of Washington.  Each of the Parties hereto submits to the jurisdiction of any such court in any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of, or in connection with, this Agreement or the transactions contemplated hereby and hereby irrevocably waives the benefit of jurisdiction derived from present or future domicile or otherwise in such action or proceeding.  Each party hereto irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. This Agreement has been negotiated and prepared by the Parties and their respective counsel.  This Agreement shall be fairly interpreted in accordance with its terms and without any strict construction in favor or against either party.

9.8            Publicity. Neither Anchor nor FS Bancorp shall, and neither Anchor nor FS Bancorp shall permit any of its Subsidiaries to, issue or cause the publication of any press release or other public announcement with respect to, or otherwise make any public statement concerning, the transactions contemplated by this Agreement without the prior consent (which shall not be unreasonably withheld or delayed) of FS Bancorp, in the case of a proposed announcement or statement by Anchor, or Anchor, in the case of a proposed announcement or statement by FS Bancorp; provided, however, that either party may, without the prior consent of the other party (but after prior consultation with the other party to the extent practicable under the circumstances) issue or cause the publication of any press release or other public announcement to the extent required by law or by the rules and regulations of the Nasdaq.
9.9            Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other party (which shall not be unreasonably withheld or delayed). Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by each of the Parties and their respective successors and assigns. Except for Section 6.6, which is intended to benefit each indemnified person referenced therein, or as otherwise specifically provided herein, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to and does not confer upon any person other than the Parties hereto any rights or remedies under this Agreement.
9.10            Specific Performance; Time of the Essence. The Parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the Parties shall be entitled specific performance of the terms hereof, without the necessity of demonstrating irreparable harm or posting of any bond or security, in addition to any other remedies to which they are entitled at law or equity. Time is of the essence for performance of the agreements, covenants and obligations of the Parties herein.
9.11            Waiver of Jury Trial.  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY SUIT, ACTION OR OTHER PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SUIT OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.11.

FS Bancorp and Anchor have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

FS BANCORP, INC.

By: /s/Joseph C. Adams
Name: Joseph C. Adams
Title: Chief Executive Officer

ANCHOR BANCORP

By: /s/Jerald L. Shaw
Name: Jerald L. Shaw
Title: President and Chief Executive Officer

Exhibit A

Voting Agreement

July ___, 2018

FS Bancorp, Inc.
425 Pike Street
Seattle, Washington 98101

Attention:  Joseph Adams, Chief Executive Officer

Dear Ladies and Gentlemen:

The undersigned (the "Shareholder") owns shares, either of record or beneficially, of the common stock of Anchor Bancorp ("Anchor").  The Shareholder understands that FS Bancorp, Inc. ("you" or "FS Bancorp") and Anchor are simultaneously herewith entering into an Agreement and Plan of Merger (the "Merger Agreement") providing for, among other things, the merger of Anchor with and into FS Bancorp (the "Merger"), in which the outstanding shares of common stock of Anchor  will be exchanged for FS Bancorp common stock and cash.

The Shareholder is entering into this Voting Agreement to induce FS Bancorp to simultaneously enter into the Merger Agreement and to consummate the Merger.

The Shareholder confirms his, her or its agreement with FS Bancorp as follows:

       1.    This Agreement shall not apply to those shares of Anchor common stock, if any (the "Excluded Shares"), that the Shareholder (i) may exercise voting or investment power as a fiduciary for others or (ii) as to which the Shareholder does not have, directly or indirectly, sole voting power.  The Shareholder represents and warrants that the Shareholder is the record or beneficial owner of that number of shares of common stock, excluding Excluded Shares, of Anchor which is set forth opposite the Shareholder's signature on this Voting Agreement (the "Shares").

       2.    The Shareholder agrees that he, she or it will not, and will not permit any company, trust or other entity controlled by the Shareholder to, contract to sell, sell or otherwise transfer or dispose of any of the Shares, other than pursuant to (i) a transfer where the transferee has agreed in writing to abide by the terms of this Voting Agreement in a form reasonably satisfactory to FS Bancorp, (ii) a transfer by will or operation of law, or (iii) a transfer made with the prior written consent of FS Bancorp.

       3.    Except as provided in Section 2 of this Voting Agreement, the Shareholder agrees to vote (or cause to be voted) all of the Shares;

(a)
in favor of the approval and adoption of the Merger Agreement and approval of the Merger and any action required in furtherance thereof at any meeting of shareholders of Anchor called to consider and vote on the Merger Agreement;

(b)	against any proposal made in opposition to or in competition with the consummation of the Merger, including, without limitation, any Acquisition

Proposal (as defined in the Merger Agreement) at any meeting of shareholders called to consider and vote on the Meger Agreement.

       4.    The Shareholder represents and warrants to FS Bancorp that (a) the Shareholder has full legal capacity, power and authority to enter into and perform this Voting Agreement, and (b) this Voting Agreement is the legal, valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, subject to bankruptcy, insolvency and other laws of general applicability relating to or affecting creditors' rights and to general equity principles.

       5.    This Voting Agreement shall automatically terminate upon the first to occur of (a) termination of the Merger Agreement in accordance with its terms; (b) the approval of the transactions contemplated by the Merger Agreement by Anchor's shareholders; or (c) mutual agreement in writing of the parties hereto providing for the termination hereof.

       6.    Shareholder agrees that it will not bring, commence, institute, maintain, prosecute, participate in or voluntarily aid any action, claim, suit or cause of action, at law or in equity, in any court or before any governmental entity, that challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or the Merger Agreement.

       7.    Wherever in this Agreement there is a reference to a number of shares of stock, then, upon the occurrence of any recapitalization, subdivision, combination or stock dividend of such class of stock, the number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the affect on the outstanding shares of such class of stock by such recapitalization, subdivision, combination or stock dividend.

    8.     This Voting Agreement may be amended, modified or supplemented at any time by mutual agreement in writing of the parties hereto.

       9.      This Voting Agreement evidences the entire agreement between the parties hereto with respect to the matters provided for herein, and there are no agreements, representations or warranties with respect to the matters provided for herein other than those set forth herein.

       10.    The parties agree that, if any provision of this Voting Agreement shall under any circumstances be deemed invalid or inoperative, this Voting Agreement shall be construed with the invalid or inoperative provisions deleted, and the rights and obligations of the parties shall be construed and enforced accordingly.

       11.    This Voting Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.

       12.    The validity, construction, enforcement and effect of this Voting Agreement shall be governed by the laws of the State of Washington.

Appendix A, Exhibit A, Page 2

       13.    This Voting Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and upon their respective executors, personal representatives, administrators, heirs, legatees, guardians, other legal representatives and successors.  This Voting Agreement shall survive the death or incapacity of the Shareholder.

       14.    Nothing in this Voting Agreement shall be construed to give FS Bancorp any rights to exercise or direct the exercise of voting power as owner of the Shares or to vest in FS Bancorp any direct or indirect ownership or incidents of ownership of or with respect to any of the Shares.  All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, notwithstanding the provisions of this Voting Agreement, and FS Bancorp shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of Anchor  or to exercise any power or authority to direct the Shareholder in voting any of the Shares, except as otherwise expressly provided herein.

       15.    The Shareholder agrees that, in the event of his, her or its breach of any of the terms of this Voting Agreement, FS Bancorp shall be entitled to such remedies and relief against the Shareholder as are available at law or in equity.  The Shareholder acknowledges that there is not an adequate remedy at law to compensate FS Bancorp for a violation of this Voting Agreement, and irrevocably waives, to the extent permitted by law, any defense that he, she or it might have based on the adequacy of a remedy at law which might be asserted as a bar to specific performance, injunctive relief, or other equitable relief.  The Shareholder agrees to the granting of injunctive relief, without the posting of any bond, and further agrees that if any bond shall be required, such bond shall be in a nominal amount.

       16.    No provision of this Agreement shall preclude or in any way limit the Shareholder (or any representative of the Shareholder) from exercising his or her fiduciary duties as a member of the Board of Directors or an officer of Anchor .

       17.    The Shareholder hereby authorizes Anchor and FS Bancorp to publish and disclose in any announcement or disclosure required by the Securities and Exchange Commission and in the Proxy Statement for the meeting of shareholders of Anchor called to consider and vote on the Merger Agreement the Shareholder's identity and ownership of the Shares and the nature of the Shareholder's obligations under this Voting Agreement.

Please confirm that the foregoing correctly states the understanding between the Shareholder and FS Bancorp by signing and returning to the Shareholder a counterpart hereof.

[Signature Page Follows.]

Appendix A, Exhibit A, Page 3

 Signature of Shareholder:
Number of Shares of Common Stock
held of record or beneficially owned by
the Shareholder or over which the Shareholder
exercises voting power (other than Excluded Shares):
___________________________________
Very truly yours,

___________________________________
(Signature)

___________________________________
(Print Name of Shareholder)

___________________________________
(Print Name of Trust, if applicable)

Accepted and Agreed to as of this
_____ day of July, 2018:
FS BANCORP, INC.
By:           ______________________________
Authorized Officer

Appendix A, Exhibit A, Page 4

Addendum to Voting Agreement
(for execution where Shareholder
 signs in fiduciary capacity)
This Addendum to Voting Agreement is attached to and made a part of that certain Voting Agreement dated July _____, 2018 (the "Voting Agreement") between ____________________, as Trustee of the ____________________ Trust dated ____________________ (the "Trust"), and FS Bancorp, Inc.   The undersigned grantor (the "Grantor") of the Trust hereby represents and warrants to, and agrees with, FS Bancorp, Inc. and the Shareholder as follows:
(1)  Capitalized terms used, but not otherwise defined, in this Addendum shall have the respective meanings specified in the Voting Agreement.
(2)  The Shareholder, as Trustee of the Trust, is the record owner of the Shares.
(3)  The Grantor is the grantor and sole current income beneficiary of the Trust, with full power and authority to revoke the Trust.
(4)  The Grantor ratifies, confirms and approves in all respects the execution and delivery of the Voting Agreement by the Shareholder, as Trustee of the Trust, irrespective of any conflict of interest that the Shareholder may have concerning the Voting Agreement, any such conflict of interest being hereby waived by the Grantor.
Signature of Grantor:
___________________________________
(Signature)

___________________________________
(Print Name)

Date Signed: _________________________

Appendix A, Exhibit A, Page 5

Exhibit B

RESIGNATION, NON-SOLICITATION AND CONFIDENTIALITY AGREEMENT

This Resignation, Non-Solicitation and Confidentiality Agreement (this "Agreement") is entered into this _____ day of July, 2018 (but shall be effective at the Effective Time (as hereinafter defined)) by and between FS Bancorp, Inc. ("FS Bancorp") and __________ (the "Director").

WHEREAS, the Director is a member of the boards of directors of Anchor Bancorp ("Anchor") and Anchor Bank;

WHEREAS, the Director is the owner of shares of the common stock of Anchor;

WHEREAS, Anchor is simultaneously herewith entering into an Agreement and Plan of Merger (the "Merger Agreement") with FS Bancorp, providing for, among other things, the merger of Anchor with and into FS Bancorp (the "Merger");

WHEREAS, the Director is entering into this Agreement to induce FS Bancorp to simultaneously enter into the Merger Agreement and to consummate the Merger; and

WHEREAS, the Director will derive significant pecuniary benefit from the consummation of the Merger by virtue of the Director being the owner of shares of common stock of Anchor.

NOW THEREFORE, in consideration of the foregoing, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by the parties, FS Bancorp and the Director hereby agree as follows:

1. The Director does hereby resign as a member of the board of directors of Anchor at the effective time of the consummation of the Merger (the "Effective Time") and as a member of the board of directors of Anchor Bank at the time of the consummation of the merger of Anchor Bank with and into FS Bancorp.

2. The Director hereby covenants and agrees that he shall not:

(a)        during the one year period next following the Effective Time (the "Restricted Period"), directly or indirectly, solicit or offer employment to any officer or employee of FS Bancorp or any of its subsidiaries, or provide any information, advice or recommendation or take any other action intended, or that a reasonable person acting in like circumstances would expect, to have the effect of causing any officer or employee of, or person or entity (including but not limited to customers and vendors) doing business with, FS Bancorp or any of its subsidiaries to terminate his, her or its employment or business relationship with FS Bancorp or any of its subsidiaries; or

        (b)       during the Restricted Period, make any remarks or statements, whether orally or in writing, about FS Bancorp or any of its subsidiaries, any of their respective products or services, or any of their respective directors, officers, employees, agents or representatives that are derogatory.  The restrictions in this subparagraph, however, do not prohibit the Director from taking any action relating to the enforcement of his rights under the Merger Agreement and the related documents.

3. The Director hereby further covenants and agrees that at all times after the Effective Time, he shall not use for his personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any person or entity other than FS Bancorp and its subsidiaries, any confidential information regarding the business methods, business policies, procedures, techniques, research or development projects or results, trade secrets, or other knowledge or processes of or developed by Anchor or Anchor Bank or any names and addresses of customers or any data on or relating to past, present or prospective customers or any other information relating to or dealing with the business operations or activities of Anchor or Anchor Bank (including that which gives Anchor Bank an opportunity to obtain an advantage over competitors who do not know or use it), made known to the Director or learned or acquired by the Director while an employee or director of Anchor or Anchor Bank; provided, however, that the foregoing restrictions shall not apply to (a) any such information which is or comes into the public domain other than through the fault or negligence of the Director, (b) to any disclosure ordered by a court of competent  jurisdiction or as otherwise required by law, (c) any disclosure in connection with any legal proceedings relating to the enforcement of any rights of the Director under the Merger Agreement and the related documents or (d) any confidential disclosure to legal and tax advisors of the Director for any proper purposes, including, without limitation, preparation of tax returns, and obtaining tax, estate planning and financial advice for the Director and his family.

4. If the Restricted Period should be adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to reduce the period of time by such number of months as is required so that such restriction may be enforced for such time as is adjudged to be reasonable.  Similarly, if any other portion of paragraph 2 or 3 above is adjudged to be unreasonable by any court of competent jurisdiction, then the court making such judgment shall have the power to, and shall, reduce such scope or restriction so that it shall extend to the maximum extent permissible under the law and no further.

5. The Director acknowledges that the restraints imposed under paragraphs 2 and 3 of this Agreement are fair and reasonable under the circumstances and that if the Director should commit a breach of any of the provisions of paragraph 2 or 3 of this Agreement FS Bancorp's remedies at law would be inadequate to compensate it for its damages.  The parties agree that in the event of any breach by the Director of any of the provisions of paragraph 2 or 3 of this Agreement, FS Bancorp shall be entitled to (a) injunctive relief and (b) such other relief as is available at law or in equity.  In the event of any legal action between the Director and FS Bancorp under this Agreement, the prevailing party in such action shall be entitled to recover reasonable fees and disbursements of his or its counsel (plus any court costs) incurred by such prevailing party in connection with such legal action from the other party.  Moreover, if the Director has violated any of the provisions of paragraph 2, FS Bancorp's right to injunctive relief shall include, without

Appendix A, Exhibit B, Page 2

limitation, the imposition of an additional period of time during which the Director will be required to comply with the violated provisions thereof, which period of time shall not be less than the period of time the Director was in violation of said provisions of paragraph 2.  If FS Bancorp is required in any injunction proceeding to post a bond, the parties agree that it shall be in a nominal amount.

6. This Agreement shall be governed by the laws of the State of Washington.

7. This Agreement represents the entire agreement between FS Bancorp and the Director concerning its subject matter and may not be modified except by a written agreement signed by the parties.

8. This Agreement may be executed in counterparts, each of which shall be deemed an original.

9. This Agreement shall become effective at the Effective Time and shall terminate and be null and void upon any termination of the Merger Agreement in accordance with its terms.

10. This Agreement shall be binding upon and inure to the benefit of the parties and FS Bancorp's successors in interest.

FS Bancorp, Inc.

___________________________________
By: Joseph Adams
Its: Chief Executive Officer

Director

___________________________________

Appendix A, Exhibit B, Page 3

APPENDIX B
July 17, 2018

The Board of Directors
Anchor Bancorp
601 Woodland Square Loop SE
Lacey, WA 98503

Members of the Board:

You have requested the opinion of Keefe, Bruyette & Woods, Inc. ("KBW" or "we") as investment bankers as to the fairness, from a financial point of view, to the common shareholders of Anchor Bancorp ("Anchor") of the Merger Consideration (as defined below) to be received by such shareholders in the proposed merger (the "Merger") of Anchor with and into FS Bancorp, Inc. ("FS Bancorp"), pursuant to the Agreement and Plan of Merger (the "Agreement") to be entered into by and between Anchor and FS Bancorp. Pursuant to the Agreement and subject to the terms, conditions and limitations set forth therein, at the Effective Time (as defined in the Agreement), by virtue of the Merger and without any action on the part of Anchor, FS Bancorp, any holder of shares of common stock, par value $0.01 per share, of Anchor ("Anchor Common Stock") or any holder of shares of common stock, par value $1.00 per share, of FS Bancorp ("FS Bancorp Common Stock"), each share of Anchor Common Stock (excluding Cancelled Shares and Dissenting Shares (each as defined in the Agreement)) issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive: (i) 0.2921 of a share of FS Bancorp Common Stock (the "Stock Consideration") and (ii) $12.40 in cash (the "Cash Consideration"). The Stock Consideration and the Cash Consideration, taken together, are referred to herein as the "Merger Consideration." The terms and conditions of the Merger are more fully set forth in the Agreement.

The Agreement further provides that, immediately after the Effective Time, FS Bancorp intends for Anchor Bank, a wholly-owned subsidiary of Anchor, to merge with and into 1st Security Bank of Washington, a wholly-owned subsidiary of FS Bancorp ("1st Security Bank"), with 1st Security Bank as the surviving entity, pursuant to a separate agreement and plan of merger (such transaction, the "Bank Merger").

KBW has acted as financial advisor to Anchor in connection with the proposed Merger and Anchor's previously announced and proposed merger with Washington Federal, Inc. (the "WF Merger") and not as an advisor to or agent of any other person. As part of our investment banking business, we are continually engaged in the valuation of bank and bank holding company securities in connection with acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for various other purposes. As specialists in the securities of banking companies, we have experience in, and knowledge of, the valuation of banking enterprises. In the ordinary course of our and their broker-dealer businesses, and further to certain existing sales and trading relationships with each of Anchor and FS Bancorp, we and our affiliates may from time to time purchase securities from, and sell securities to, Anchor and FS Bancorp. In addition, as a market maker in securities, we and our affiliates may from time to time have a long or short position in, and buy or sell, debt or equity securities of Anchor or FS Bancorp for our and their own accounts and for the accounts of our and their respective customers and clients. We have acted exclusively for the board of directors of Anchor (the "Board") in rendering this opinion and will receive a fee from Anchor for our services. A

Keefe, Bruyette & Woods, A Stifel Company • 70 West Madison, Suite 2401 • Chicago, IL 60602
312.423.8200 • Toll Free: 877.520.8569 • Fax: 312.423. 8232 • www.kbw.com

The Board of Directors – Anchor Bancorp
July 17, 2018

portion of our fee is payable upon the rendering of this opinion, and a significant portion is contingent upon the successful completion of the Merger. KBW also received a fee from Anchor upon the rendering of its opinion in connection with the WF Merger. In addition, Anchor has agreed to indemnify us for certain liabilities arising out of our engagement.

Other than in connection with this present engagement, in the past two years, KBW has not provided investment banking and financial advisory services to Anchor. In the past two years, KBW has not provided investment banking and financial advisory services to FS Bancorp. We may in the future provide investment banking and financial advisory services to Anchor or FS Bancorp and receive compensation for such services.

In connection with this opinion, we have reviewed, analyzed and relied upon material bearing upon the financial and operating condition of Anchor and FS Bancorp and bearing upon the Merger, including among other things, the following: (i) a draft of the Agreement dated July 13, 2018 (the most recent draft made available to us); (ii) the audited financial statements and the Annual Reports on Form 10-K for the three fiscal years ended June 30, 2017 of Anchor; (iii) the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the fiscal quarters ended September 30, 2017, December 31, 2017 and March 31, 2018 of Anchor; (iv) the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2017 of FS Bancorp; (v) the unaudited quarterly financial statements and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2018 of FS Bancorp; (vi) certain regulatory filings of Anchor and FS Bancorp and their respective subsidiaries, including the quarterly reports on Form FR Y-9C and call reports filed with respect to each quarter during the three-year period ended June 30, 2017 (in the case of Anchor) and the three-year period ended December 31, 2017 (in the case of FS Bancorp), as well as the quarters ended September 30, 2017 and December 31, 2017 (in the case of Anchor) and the quarter ended March 31, 2018 (in the case of Anchor and FS Bancorp); (vii) certain other interim reports and other communications of Anchor and FS Bancorp to their respective shareholders; and (viii) other financial information concerning the businesses and operations of Anchor and FS Bancorp that was furnished to us by Anchor and FS Bancorp or which we were otherwise directed to use for purposes of our analyses. Our consideration of financial information and other factors that we deemed appropriate under the circumstances or relevant to our analyses included, among others, the following: (i) the historical and current financial position and results of operations of Anchor and FS Bancorp; (ii) the assets and liabilities of Anchor and FS Bancorp; (iii) the nature and terms of certain other merger transactions and business combinations in the banking industry; (iv) a comparison of certain financial and stock market information for Anchor and FS Bancorp with similar information for certain other companies the securities of which are publicly traded; (v) publicly available research analyst "street estimates" of Anchor for 2018, as well as assumed Anchor growth rates for periods thereafter provided to us by Anchor management, all of which information was discussed with us by such management and used and relied upon by us based on such discussions, at the direction of Anchor management and with the consent of the Board; (vi) publicly available consensus "street estimates" of FS Bancorp for 2018 - 2019, as well as assumed FS Bancorp long-term growth rates that were provided to us by FS Bancorp management, all of which information was discussed with us by FS Bancorp management and used and relied upon by us based on such discussions, at the direction of Anchor management and with the consent of the Board; and (vii) estimates regarding certain pro forma financial effects of the Merger on FS Bancorp (including, without limitation, the cost savings and related expenses expected to result or be derived from the Merger) that were prepared by, and provided to and discussed with us by, the management of FS Bancorp, and used and relied upon by us based on such discussions, at the direction of Anchor management and with the consent of the Board. We have also performed such other studies and analyses as we considered appropriate and have taken into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities

Keefe, Bruyette & Woods, A Stifel Company • 70 West Madison, Suite 2401 • Chicago, IL 60602
312.423.8200 • Toll Free: 877.520.8569 • Fax: 312.423. 8232 • www.kbw.com

The Board of Directors – Anchor Bancorp
July 17, 2018

valuation and knowledge of the banking industry generally. We have also participated in discussions with the managements of Anchor and FS Bancorp regarding the past and current business operations, regulatory relations, financial condition and future prospects of their respective companies and such other matters as we have deemed relevant to our inquiry. In addition, we have considered the results of the efforts undertaken, with our assistance, by or on behalf of and at the direction of Anchor, to solicit indications of interest from third parties regarding a potential transaction with Anchor, including with respect to the WF Merger.
In conducting our review and arriving at our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was provided to us or that was publicly available and we have not independently verified the accuracy or completeness of any such information or assumed any responsibility or liability for such verification, accuracy or completeness. We have relied upon the management of Anchor as to the reasonableness and achievability of the publicly available research analyst "street estimates" of Anchor for 2018 and the assumed Anchor growth rates for periods thereafter referred to above, and we have assumed that such information was reasonably prepared and represents, or in the case of the publicly available research analyst "street estimates" of Anchor that such estimates are consistent with, the best currently available estimates and judgments of Anchor management and that the forecasts, projections and estimates contained in all such information will be realized in the amounts and in the time periods currently estimated. We have further relied, with the consent of Anchor, upon FS Bancorp management as to the reasonableness and achievability of the publicly available consensus "street estimates" of FS Bancorp and the estimates regarding certain pro forma financial effects of the Merger on FS Bancorp (and the assumptions and bases therefor, including without limitation the cost savings and related expenses expected to result or be derived from the Merger) referred to above, and we have assumed, with the consent of Anchor, that all such information was reasonably prepared and represents, or in the case of the publicly available consensus "street estimates" of FS Bancorp that such estimates are consistent with, the best currently available estimates and judgments of FS Bancorp management and that the forecasts, projections and estimates contained in all such information will be realized in the amounts and in the time periods currently estimated.

It is understood that the portion of the foregoing financial information of Anchor and FS Bancorp that was provided to us was not prepared with the expectation of public disclosure, that all the foregoing financial information, including the publicly available  "street estimates" of Anchor and FS Bancorp referred to above, is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions and that, accordingly, actual results could vary significantly from those set forth in such information. We have assumed, based on discussions with the respective managements of Anchor and FS Bancorp and with the consent of the Board, that all such information provides a reasonable basis upon which we could form our opinion and we express no view as to any such information or the assumptions or bases therefor. We have relied on all such information without independent verification or analysis and do not in any respect assume any responsibility or liability for the accuracy or completeness thereof.
We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either Anchor or FS Bancorp since the date of the last financial statements of each such entity that were made available to us. We are not experts in the independent verification of the adequacy of allowances for loan and lease losses and we have assumed, without independent verification and with your consent, that the aggregate allowances for loan and lease losses for Anchor and FS Bancorp are adequate to cover such losses. In rendering our opinion, we have not made or obtained any evaluations or appraisals or physical inspection of the property, assets or liabilities (contingent or otherwise) of Anchor or FS Bancorp, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor have we examined any individual loan or credit files, nor did we evaluate the solvency, financial capability or fair value of Anchor or FS Bancorp under

Keefe, Bruyette & Woods, A Stifel Company • 70 West Madison, Suite 2401 • Chicago, IL 60602
312.423.8200 • Toll Free: 877.520.8569 • Fax: 312.423. 8232 • www.kbw.com

The Board of Directors – Anchor Bancorp
July 17, 2018

any state or federal laws, including those relating to bankruptcy, insolvency or other matters. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, we assume no responsibility or liability for their accuracy.
We have assumed, in all respects material to our analyses, the following: (i) that the Merger and any related transaction (including the Bank Merger) will be completed substantially in accordance with the terms set forth in the Agreement (the final terms of which we have assumed will not differ in any respect material to our analyses from the draft reviewed and referred to above) with no adjustments to the Merger Consideration and with no other consideration or payments in respect of the Anchor Common Stock; (ii) that the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct; (iii) that each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents; (iv) that there are no factors that would delay or subject to any adverse conditions, any necessary regulatory or governmental approval for the Merger or any related transactions (including the Bank Merger) and that all conditions to the completion of the Merger and any related transaction will be satisfied without any waivers or modifications to the Agreement or any of the related documents; and (v) that in the course of obtaining the necessary regulatory, contractual, or other consents or approvals for the Merger and any related transaction (including the Bank Merger), no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of Anchor, FS Bancorp or the pro forma entity, or the contemplated benefits of the Merger, including without limitation the cost savings and related expenses expected to result or be derived from the Merger. We have assumed that the Merger will be consummated in a manner that complies with the applicable provisions of the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, and all other applicable federal and state statutes, rules and regulations. We have further been advised by representatives of Anchor that Anchor has relied upon advice from its advisors (other than KBW) or other appropriate sources as to all legal, financial reporting, tax, accounting and regulatory matters with respect to Anchor, FS Bancorp, the Merger and any related transaction (including the Bank Merger), and the Agreement. KBW has not provided advice with respect to any such matters.
This opinion addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Anchor Common Stock of the Merger Consideration to be received by such holders in the Merger.  We express no view or opinion as to any other terms or aspects of the Merger or any term or aspect of any related transaction (including the Bank Merger), including without limitation, the form or structure of the Merger (including the form of the Merger Consideration or the allocation thereof between cash and stock) or any such related transaction, any consequences of the Merger or any related transaction to Anchor, its shareholders, creditors or otherwise, or any terms, aspects, merits or implications of any employment, consulting, voting, support, shareholder or other agreements, arrangements or understandings contemplated or entered into in connection with the Merger or otherwise. Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof and the information made available to us through the date hereof. It is understood that subsequent developments may affect the conclusion reached in this opinion and that KBW does not have an obligation to update, revise or reaffirm this opinion. Our opinion does not address, and we express no view or opinion with respect to, (i) the underlying business decision of Anchor to engage in the Merger or enter into the Agreement; (ii) the relative merits of the Merger as compared to any alternative transactions or strategies that are, have been or may be available to or considered by Anchor or the Board, including without limitation the WF Merger; (iii) the fairness of the amount or nature of any compensation to any of Anchor's officers, directors or employees, or any class of such persons, relative to the compensation to the holders of Anchor Common Stock; (iv) the effect of the Merger or any related transaction on, or the

Keefe, Bruyette & Woods, A Stifel Company • 70 West Madison, Suite 2401 • Chicago, IL 60602
312.423.8200 • Toll Free: 877.520.8569 • Fax: 312.423. 8232 • www.kbw.com

The Board of Directors – Anchor Bancorp
July 17, 2018

fairness of the consideration to be received by, holders of any class of securities of Anchor (other than the holders of Anchor Common Stock solely with respect to the Merger Consideration, as described herein and not relative to the consideration to be received by holders of any other class of securities) or holders of any class of securities of FS Bancorp or any other party to any transaction contemplated by the Agreement; (v) whether FS Bancorp has sufficient cash, available lines of credit or other sources of funds to enable it to pay the aggregate Cash Consideration to the holders of Anchor Common Stock at the closing of the Merger; (vi) the actual value of FS Bancorp Common Stock to be issued in the Merger; (vii) the prices, trading range or volume at which Anchor Common Stock or FS Bancorp Common Stock will trade following the public announcement of the Merger or the prices, trading range or volume at which FS Bancorp Common Stock will trade following the consummation of the Merger; (viii) any advice or opinions provided by any other advisor to any of the parties to the Merger or any other transaction contemplated by the Agreement; or (ix) any legal, regulatory, accounting, tax or similar matters relating to Anchor, FS Bancorp, their respective shareholders, or relating to or arising out of or as a consequence of the Merger or any related transaction (including the Bank Merger), including whether or not the Merger would qualify as a tax-free reorganization for United States federal income tax purposes.
This opinion is for the information of, and is directed to, the Board (in its capacity as such) in connection with its consideration of the financial terms of the Merger. This opinion does not constitute a recommendation to the Board as to how it should vote on the Merger, or to any holder of Anchor Common Stock or any shareholder of any other entity as to how to vote in connection with the Merger or any other matter, nor does it constitute a recommendation regarding whether or not any such shareholder should enter into a voting, shareholders', or affiliates' agreement with respect to the Merger or exercise any dissenters' or appraisal rights that may be available to such shareholder.
This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the holders of Anchor Common Stock in the Merger is fair, from a financial point of view, to such holders.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

Keefe, Bruyette & Woods, A Stifel Company • 70 West Madison, Suite 2401 • Chicago, IL 60602
312.423.8200 • Toll Free: 877.520.8569 • Fax: 312.423. 8232 • www.kbw.com

APPENDIX C
DISSENTERS' RIGHTS UNDER THE WASHINGTON BUSINESS CORPORATION ACT
Chapter 13 of the Washington Business Corporation Act
RCW 23B.13.010 Definitions. As used in this chapter:
(1)	"Corporation" means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.
(2)	"Dissenter" means a shareholder who is entitled to dissent from corporate action under RCW 23B.13.020 and who exercises that right when and in the manner required by RCW 23B.13.200 through 23B.13.280.
(3)
"Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effective date of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(4)
"Interest" means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(5)
"Record shareholder" means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(6)	"Beneficial shareholder" means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.
(7)	"Shareholder" means the record shareholder or the beneficial shareholder.
RCW 23B.13.020 Right to dissent.
(1)	A shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder's shares in the event of, any of the following corporate actions:
a.
Consummation of a Plan of Merger to which the corporation is a party (i) if shareholder approval is required for the merger by RCW 23B.11.030, 23B.11.080, or the articles of incorporation, and the shareholder is entitled to vote on the merger, or (ii) if the corporation is a subsidiary that is merged with its parent under RCW 23B.11.040;

b.	Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;
c.
Consummation of a sale or exchange of all, or substantially all, of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

d.
An amendment of the articles of incorporation, whether or not the shareholder was entitled to vote on the amendment, if the amendment effects a redemption or cancellation of all of the shareholder's shares in exchange for cash or other consideration other than shares of the corporation; or

e.
Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares.

(2)
A shareholder entitled to dissent and obtain payment for the shareholder's shares under this chapter may not challenge the corporate action creating the shareholder's entitlement unless the action fails to comply with the procedural requirements imposed by this title, RCW 25.10.900 through 25.10.955, the articles of incorporation, or the bylaws, or is fraudulent with respect to the shareholder or the corporation.

(3)	The right of a dissenting shareholder to obtain payment of the fair value of the shareholder's shares shall terminate upon the occurrence of any one of the following events:
a.	The proposed corporate action is abandoned or rescinded;
b.	A court having jurisdiction permanently enjoins or sets aside the corporate action; or
c.	The shareholder's demand for payment is withdrawn with the written consent of the corporation.
RCW 23B.13.030 Dissent by nominees and beneficial owners.
(1)
A record shareholder may assert dissenters' rights as to fewer than all the shares registered in the shareholder's name only if the shareholder dissents with respect to all shares beneficially owned by any one person and delivers to the corporation a notice of the name and address of each person on whose behalf the shareholder asserts dissenters' rights. The rights of a partial dissenter under this subsection are determined as if the shares as to which the dissenter dissents and the dissenter's other shares were registered in the names of different shareholders.

(2)	A beneficial shareholder may assert dissenters' rights as to shares held on the beneficial shareholder's behalf only if:
a.
The beneficial shareholder submits to the corporation the record shareholder's consent to the dissent not later than the time the beneficial shareholder asserts dissenters' rights, which consent shall be set forth either (i) in a record or (ii) if the corporation has designated an address, location, or system to which the consent may be electronically transmitted and the consent is electronically transmitted to the designated address, location, or system, in an electronically transmitted record; and

b.	The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote.
RCW 23B.13.200 Notice of dissenters' rights.
(1)
If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters' rights under this chapter and be accompanied by a copy of this chapter.

(2)
If corporate action creating dissenters' rights under RCW 23B.13.020 is taken without a vote of shareholders, the corporation, within ten days after the effective date of such corporate action, shall deliver a notice to all shareholders entitled to assert dissenters' rights that the action was taken and send them the notice described in RCW 23B.13.220.

RCW 23B.13.210 Notice of intent to demand payment.
(1)
If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is submitted to a vote at a shareholders' meeting, a shareholder who wishes to assert dissenters' rights must (a) deliver to the corporation before the vote is taken notice of the shareholder's intent to demand payment for the shareholder's shares if the proposed action is effected, and (b) not vote such shares in favor of the proposed action.

(2)	A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder's shares under this chapter.

RCW 23B.13.220 Dissenters' Rights-Notice.
(1)
If proposed corporate action creating dissenters' rights under RCW 23B.13.020 is authorized at a shareholders' meeting, the corporation shall deliver a notice to all shareholders who satisfied the requirements of RCW 23B.13.210.

(2)	The notice must be sent within ten days after the effective date of the corporate action, and must:
a.	State where the payment demand must be sent and where and when certificates for certificated shares must be deposited;
b.	Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;
c.
Supply a form for demanding payment that includes the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action and requires that the person asserting dissenters' rights certify whether or not the person acquired beneficial ownership of the shares before that date;

d.
Set a date by which the corporation must receive the payment demand, which date may not be fewer than thirty nor more than sixty days after the date the notice in subsection (1) of this section is delivered; and

e.	Be accompanied by a copy of this chapter.
RCW 23B.13.230 Duty to demand payment.
(1)
A shareholder sent a notice described in RCW 23B.13.220 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to RCW 23B.13.220(2)(c), and deposit the shareholder's certificates, all in accordance with the terms of the notice.

(2)
The shareholder who demands payment and deposits the shareholder's share certificates under subsection (1) of this section retains all other rights of a shareholder until the proposed corporate action is effected.

(3)
A shareholder who does not demand payment or deposit the shareholder's share certificates where required, each by the date set in the notice, is not entitled to payment for the shareholder's shares under this chapter.

RCW 23B.13.240 Share restrictions.
(1)
The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is effected or the restriction is released under RCW 23B.13.260.

(2)	The person for whom dissenters' rights are asserted as to uncertificated shares retains all other rights of a shareholder until the effective date of the proposed corporate action.
RCW 23B.13.250 Payment.
(1)
Except as provided in RCW 23B.13.270, within thirty days of the later of the effective date of the proposed corporate action, or the date the payment demand is received, the corporation shall pay each dissenter who complied with RCW 23B.13.230 the amount the corporation estimates to be the fair value of the shareholder's shares, plus accrued interest.

(2)            The payment must be accompanied by:
a.
The corporation's balance sheet as of the end of a fiscal year ending not more than sixteen months before the date of payment, an income statement for that year, a statement of changes in shareholders' equity for that year, and the latest available interim financial statements, if any;

b.	An explanation of how the corporation estimated the fair value of the shares;
c.	An explanation of how the interest was calculated;
d.	A statement of the dissenter's right to demand payment under RCW 23B.13.280; and
e.	A copy of this chapter.
RCW 23B.13.260 Failure to take action.
(1)
If the corporation does not effect the proposed action within sixty days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release any transfer restrictions imposed on uncertificated shares.

(2)
If after returning deposited certificates and releasing transfer restrictions, the corporation wishes to undertake the proposed action, it must send a new dissenters' notice under RCW 23B.13.220 and repeat the payment demand procedure.

RCW 23B.13.270 After-acquired shares.
(1)
A corporation may elect to withhold payment required by RCW 23B.13.250 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters' notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2)
To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares, plus accrued interest, and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of the dissenter's demand. The corporation shall send with its offer an explanation of how it estimated the fair value of the shares, an explanation of how the interest was calculated, and a statement of the dissenter's right to demand payment under RCW 23B.13.280.

RCW 23B.13.280 Procedure if shareholder dissatisfied with payment or offer.
(1)
A dissenter may deliver a notice to the corporation informing the corporation of the dissenter's own estimate of the fair value of the dissenter's shares and amount of interest due, and demand payment of the dissenter's estimate, less any payment under RCW 23B.13.250, or reject the corporation's offer under RCW 23B.13.270 and demand payment of the dissenter's estimate of the fair value of the dissenter's shares and interest due, if:

a.
The dissenter believes that the amount paid under RCW 23B.13.250 or offered under RCW 23B.13.270 is less than the fair value of the dissenter's shares or that the interest due is incorrectly calculated;

b.	The corporation fails to make payment under RCW 23B.13.250 within sixty days after the date set for demanding payment; or
c.
The corporation does not effect the proposed action and does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within sixty days after the date set for demanding payment.

(2)
A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter's demand under subsection (1) of this section within thirty days after the corporation made or offered payment for the dissenter's shares.

RCW 23B.13.300 Court action.
(1)
If a demand for payment under RCW 23B.13.280 remains unsettled, the corporation shall commence a proceeding within sixty days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2)
The corporation shall commence the proceeding in the superior court of the county where a corporation's principal office, or, if none in this state, its registered office, is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3)
The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled, parties to the proceeding as in an action against their shares and all parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4)
The corporation may join as a party to the proceeding any shareholder who claims to be a dissenter but who has not, in the opinion of the corporation, complied with the provisions of this chapter. If the court determines that such shareholder has not complied with the provisions of this chapter, the shareholder shall be dismissed as a party.

(5)
The jurisdiction of the court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the order appointing them, or in any amendment to it. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(6)
Each dissenter made a party to the proceeding is entitled to judgment (a) for the amount, if any, by which the court finds the fair value of the dissenter's shares, plus interest, exceeds the amount paid by the corporation, or (b) for the fair value, plus accrued interest, of the dissenter's after-acquired shares for which the corporation elected to withhold payment under RCW 23B.13.270.

RCW 23B.13.310 Court costs and counsel fees.
(1)
The court in a proceeding commenced under RCW 23B.13.300 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess the costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under RCW 23B.13.280.

(2)	The court may also assess the fees and expenses of counsel and experts for the respective parties, in amounts the court finds equitable:
a.	Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of RCW 23B.13.200 through 23B.13.280; or

b.
Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by chapter 23B.13 RCW.

(3)
If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to these counsel reasonable fees to be paid out of the amounts awarded the dissenters who were benefited.

PART II
 INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20. Indemnification of Directors and Officers.
Section 23B.08.320 of the WBCA provides that the personal liability of directors and officers to a corporation imposed by Section 23B.08.310 of the WBCA may be eliminated by the articles of incorporation of the corporation, except in the case of acts or omissions involving certain types of conduct. Article 9 of the Registrant's Restated Articles of Incorporation provides that directors of the Registrant shall not be personally liable to the Registrant or its shareholders for monetary damages for conduct as a director to the fullest extent permitted by the WBCA. Thus, a director or officer of the Registrant is not personally liable to the Registrant or its shareholders for monetary damages for conduct as a director or officer, except for liability (1) for acts or omissions finally adjudged to be intentional misconduct or a knowing violation of law, (2) for conduct finally adjudged to be in violation of Section 23B.08.310 of the WBCA, or (3) for any transaction for which it was finally adjudged that the director or officer personally received a benefit in money, property or services to which such person was not legally entitled. If Washington law is amended to authorize corporate action that further eliminates or limits the liability of directors or officers, then the liability of the Registrant's directors and officers will be eliminated or limited to the fullest extent permitted by Washington law, as so amended.
Section 23B.08.560 of the WBCA provides that if authorized by (1) the articles of incorporation, (2) a bylaw adopted or ratified by the shareholders, or (3) a resolution adopted or ratified, before or after the event, by the shareholders, a corporation will have the power to indemnify directors made party to a proceeding, or to obligate itself to advance or reimburse expenses incurred in a proceeding, without regard to the limitations on indemnification contained in Sections 23B.08.510 through 23B.08.550 of the WBCA, provided that no such indemnity may indemnify any director (a) for acts or omissions that involve intentional misconduct or a knowing violation of law, (b) for conduct violating Section 23B.08.310 of the WBCA, or (c) for any transaction from which the indemnitee will personally receive a benefit in money, property or services to which such person is not legally entitled. In Article VI of its Bylaws and Article 8 of its Articles of Incorporation, the Registrant has elected, subject to certain exceptions, to indemnify and hold harmless directors and officers of the Registrant who, while serving as directors or officers of the Registrant, were serving at the request of the Registrant as a director, officer, partner, trustee, employee or agent of another foreign or domestic enterprise against liabilities incurred because of such service, to the extent permitted by law. Such indemnification does not include indemnification for (1) for acts or omissions finally adjudged to be intentional misconduct or a knowing violation of law; (2) for conduct finally adjudged to be in violation of Section 23B.08.310 of the WBCA; (3) for any transaction for which it was finally adjudged that the director or officer personally received a benefit in money, property or services to which such person was not legally entitled, or (4) if the Registrant is otherwise prohibited by applicable law.
Also, pursuant to Article VI of the Registrant's Bylaws, the Registrant will, to the extent permitted by applicable law, pay reasonable expenses incurred by a director or officer in defending any matter of the type described above for which indemnification is available in advance of the matter's final disposition, so long as (i) the indemnified person undertakes to repay all amounts so advanced if it is ultimately determined by final judicial decision from which there is no further right to appeal that such indemnified person is not entitled to be indemnified under Article VI of the Registrant's Bylaws, and (ii) the indemnified person provides to the Registrant a written affirmation of the indemnified person's good faith belief that they have met the standard of conduct described in RCW 23B.08.510. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the Registrant pursuant to the provisions described above, the Registrant has been informed that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21. Exhibits.
(a)            Exhibits.  See Exhibit Index.
(b)            Financial Statement Schedules. Not applicable.
(c)            Reports, Opinions or Appraisals. Not applicable.

Item 22. Undertakings.
The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"); (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4 Registration Statement, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.
(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

 Signatures
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Mountlake Terrace, State of Washington, on September 19, 2018.
FS BANCORP, INC.

By:	/s/Joseph C. Adams
Name: Joseph C. Adams Title: Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/Joseph C. Adams	Director and Chief Executive Officer	September 19, 2018
Joseph C. Adams	(Principal Executive Officer)

/s/Matthew D. Mullet	Chief Financial Officer, Treasurer and Secretary	September 19, 2018
Matthew D. Mullet	(Principal Financial and Accounting Officer)

*	Chairman of the Board	September 19, 2018
Ted A. Leech

*	Director	September 19, 2018
Margaret R. Piesik

*	Director	September 19, 2018
Joseph P. Zavaglia

	Director	________ __, 2018
Michael J. Mansfield

*	Director	September 19, 2018
Marina Cofer-Wildsmith, MA

*	Director	September 19, 2018
Mark H. Tueffers

* Pursuant to a Power of Attorney contained in the signature page to the Registration Statement on Form S-4 filed on September 7, 2018
/s/Joseph C. Adams
Joseph C. Adams

EXHIBIT INDEX
Exhibit No.	Description and Method of Filing
2.1
Agreement and Plan of Merger, dated as of July 17, 2018, by and between FS Bancorp, Inc. and Anchor Bancorp (included as Appendix A to the proxy statement/prospectus in Part I of this Registration Statement). +

3.1	Articles of Incorporation of FS Bancorp, Inc. (1)
3.2	Bylaws of FS Bancorp, Inc. (2)
4.1	Certificate of FS Bancorp Inc.'s common stock. (1)
5.1	Opinion of Keller Rohrback L.L.P. regarding the legality of the shares of common stock being registered. *
8.1	Opinion of Keller Rohrback L.L.P. as to U.S. federal income tax matters. *
8.2	Opinion of Silver, Freedman, Taff & Tiernan LLP as to U.S. federal income tax matters. *
21.1	Reference is made to FS Bancorp, Inc.'s Annual Report on Form 10-K filed with the Commission on March 16, 2018, and incorporated herein by this reference.
23.1	Consent of Moss Adams LLP, as FS Bancorp, Inc.'s independent registered public accounting firm.
23.2	Consent of Moss Adams LLP, as Anchor Bancorp's independent registered public accounting firm.
23.3	Consent of Keller Rohrback L.L.P. (included in Exhibits 5.1 and 8.1). *
23.4	Consent of Silver, Freedman, Taff & Tiernan LLP (included in Exhibit 8.2). *
24.1	Power of Attorney (included on signature page of this Registration Statement). *
99.1	Form of Proxy of Anchor Bancorp.
99.2	Consent of Keefe, Bruyette & Woods, Inc. *

*        Previously filed.
+              The disclosure schedules and certain exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. FS Bancorp, Inc. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.
(1) Filed as an exhibit to the Registrant's Registration Statement on Form S-1 (333-177125).
(2) Incorporated by reference to the Registrant's Current Report on Form 8-K filed July 10, 2013.